Amendment No. 2 to confidential draft submission
As submitted confidentially to the Securities and Exchange Commission on March 20, 2026 pursuant to the Jumpstart Our
Business Startups Act.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Suja Life, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2080 (Primary Standard Industrial Classification Code Number)	39-4779189 (I.R.S. Employer Identification No.)
3831 Ocean Ranch Blvd.
Oceanside, CA 92056
Telephone: (855) 879-7852
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maria Stipp
Chief Executive Officer
3831 Ocean Ranch Blvd.
Oceanside, CA 92056
Telephone: (855) 879-7852
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Michael P. Keeley, P.C. Ben Richards Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654 (312) 862-2000	Alexander D. Lynch Michael Stein Weil, Gotshal & Manges LLP 4767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
Subject to Completion, Dated                 , 2026
Shares
Class A Common Stock
This is the initial public offering of shares of Class A common stock of Suja Life, Inc., par value $      per share. Suja Life, Inc. is offering           shares of its Class A common stock to be sold in the offering.
Prior to this offering, there has been no public market for the Class A common stock of Suja Life, Inc. It is currently estimated that the initial public offering price per share will be between $      and $      . Suja Life, Inc. has applied to have its Class A common stock approved for listing on The Nasdaq Global Select Market, or Nasdaq, under the symbol “SUJA.”
This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C approach permits certain existing owners of the business to retain their equity ownership in Suja Life Holdings, L.P. (“Holdings LP”) and to continue to realize the tax benefits associated with owning interests in a pass-through structure and provides potential future tax benefits for both the public company and the existing owners when they ultimately exchange their pass-through interests for shares of Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale. In connection with this offering, we will enter into the Tax Receivable Agreement (as defined herein), which will require Suja Life, Inc. to make cash payments to certain existing direct or indirect owners of Holdings LP, including PSP (as defined herein) (such persons, collectively, the “TRA Parties”) in respect of certain tax benefits to which Suja Life, Inc. may become entitled and confers significant economic benefits on the TRA Parties. We expect that the payments Suja Life, Inc. will be required to make to the TRA Parties under the Tax Receivable Agreement will be substantial and could materially affect our liquidity. See “Risk Factors — Risks Related to Our Organizational Structure” and “Certain Relationships and Related Party Transactions — Related Party Transactions — Tax Receivable Agreement.”
Suja Life, Inc. has two authorized classes of common stock: Class A and Class V (together, the “common stock”). Holders of the Class A common stock and Class V common stock are each entitled to one vote per share. All holders of Class A common stock and Class V common stock will vote together as a single class except as otherwise required by applicable law or our certificate of incorporation. Holders of Class V common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of Suja Life, Inc.
Suja Life, Inc. will use the net proceeds from this offering to purchase, directly or indirectly through one or more wholly owned subsidiaries,       newly issued Class A common units (the “LP Units”) in Holdings LP. The purchase price for the LP Units will be equal to the initial public offering price of the shares of Class A common stock less the underwriting discount referred to below. Holdings LP will use the net proceeds it receives from Suja Life, Inc. in connection with this offering as described in “Use of Proceeds.” Upon completion of this offering, Suja Life, Inc. will own, directly or indirectly,           LP Units representing     % of the total outstanding LP Units. Although Suja Life, Inc. will initially have a minority economic interest in Holdings LP, it will be the sole general partner of Holdings LP and will exclusively operate and control all of its business and affairs. The existing owners of Holdings LP will hold the remaining           LP Units representing     % of the total outstanding LP Units in Holdings LP, and a number of shares of Class V common stock equal to the number of LP Units held by existing owners. LP Units, together with an equal number of shares of Class V common stock, are, from time to time, exchangeable for shares of our Class A common stock on a one-to-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Suja Life, Inc. will be a holding company, and upon completion of this offering and the application of the net proceeds therefrom, its sole asset will be direct or indirect interests in Holdings LP. Immediately following this offering, the holders of Class A common stock will collectively own 100% of the economic interests in Suja Life, Inc. and have     % of the voting power of Suja Life, Inc. The existing owners of LP Units in Holdings LP, through ownership of our Class V common stock, will have the remaining    % of the voting power of Suja Life, Inc.
Suja Life, Inc. is an “emerging growth company” as the term is used in the JOBS Act (as defined herein) and, as such, has elected to comply with certain reduced public company reporting requirements for this prospectus and expects to continue to do so in future filings.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 34 to read about factors you should consider before investing in shares of our Class A common stock.
Immediately after this offering, certain affiliates of PSP, after giving effect to this offering and assuming an offering size set forth above, will beneficially own approximately    % of the voting power of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq, and PSP will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions. See “Management — Corporate Governance — Controlled Company Status” and “Principal Shareholders.”

PRICE: $     A SHARE

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Suja Life, Inc.	$	$

(1)
We have also agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional           shares of Class A common stock from us at the initial public offering price less the underwriting discount for a period of 30 days after the date of this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on or about           , 2026 through the book-entry facilities of the Depository Trust Company.
Goldman Sachs & Co. LLC*Jefferies*William Blair
           BofA Securities      Evercore ISI

*
In alphabetical order.

Prospectus dated           , 2026.

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions and under circumstances where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
Through and including           , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION
In connection with the completion of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions (collectively referred to as the “Organizational Transactions”), the adjustments related to the entry into the Tax Receivable Agreement (as defined herein), and this offering, including the use of proceeds from this offering (collectively referred to as the “Offering Transactions”). See “Organizational Structure — Organizational Transactions” for a description of the Organizational Transactions and a diagram depicting our anticipated structure after giving effect to the Organizational Transactions, including this offering.
Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company,” “Suja,” and “Suja Life,” and similar references refer to: (1) on or following the consummation of the Organizational Transactions and this offering, to Suja Life, Inc. and its consolidated subsidiaries, including Holdings LP and its consolidated subsidiaries, and (2) prior to the consummation of the Organizational Transactions, to Holdings LP and its consolidated subsidiaries. The term “PSP” refers to Paine Schwartz Partners, our principal shareholder, together with its affiliated investment funds, and the term “Holdings LP” refers to Suja Life Holdings, L.P.
We will be a holding company and the sole general partner of Holdings LP and, upon completion of this offering and the application of net proceeds therefrom, our sole asset will be direct or indirect equity interests in Holdings LP. Holdings LP is the predecessor of the issuer, Suja Life, Inc., for financial reporting purposes. Suja Life, Inc. will be the reporting entity following this offering.
Suja Life, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus. Suja Life, Inc. will have no interest in any operations other than those of Holdings LP and its consolidated subsidiaries. Accordingly, this prospectus contains the historical financial statements of Holdings LP and its consolidated subsidiaries.
Holdings LP was formed in 2021 to serve as a holding company in connection with PSP’s acquisition of Suja Life, LLC (“Suja LLC”) on August 23, 2021 (the “PSP Acquisition”). As Holdings LP did not have any previous operations, Suja LLC is viewed as the predecessor to Holdings LP and its consolidated subsidiaries.
Certain financial information included in this prospectus is presented on a “pro forma” basis to give effect to the Organizational Transactions, adjustments related to the entry into the Tax Receivable Agreement, this offering, the use of proceeds from this offering and all other items as presented in accordance with Article 11 under Regulation S-X as if such transactions occurred on December 29, 2025 for the unaudited pro forma condensed consolidated balance sheet and on December 31, 2024 for the unaudited pro forma condensed consolidated statements of operations. See “Unaudited Pro Forma Condensed Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the unaudited pro forma condensed consolidated financial data included in this prospectus.
Further, in this prospectus, we present pro forma net income (loss) and pro forma net sales, each as presented in accordance with Article 11 under Regulation S-X and consistent with the descriptions of the columnar headings presented in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Data.” From each of these metrics, we present further adjustments to derive pro forma EBITDA, pro forma Adjusted EBITDA, pro forma EBITDA margin and pro forma Adjusted EBITDA margin. Pro forma EBITDA, pro forma Adjusted EBITDA, pro forma EBITDA margin and pro forma Adjusted EBITDA margin refer to the metrics that give effect to the Organizational Transactions, adjustments related to the entry into the Tax Receivable Agreement, this offering, the use of proceeds from this offering and all other items as presented in accordance with Article 11 under Regulation S-X.
Each of these metrics is intended to give the reader an opportunity to evaluate the Company and have a basis for comparability after giving effect to the Organizational Transactions and adjustments related to the entry into the Tax Receivable Agreement as determined in accordance with Article 11 under Regulation S-X, as compared to the Company’s actual historical results. For the definition of and reconciliation of each of (i) Pro forma EBITDA and pro forma Adjusted EBITDA to net income (loss), the most directly comparable measure, as presented in “Unaudited Pro Forma Condensed Consolidated

Financial Data;” and (ii) pro forma EBITDA margin and pro forma Adjusted EBITDA margin to net income (loss) margin, the most directly comparable financial measure, as presented in “Unaudited Pro Forma Condensed Consolidated Financial Data” for the period indicated, refer to the “Unaudited Pro Forma Condensed Consolidated Financial Data” and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
We report on a 52 – 53 week year basis which ends on the Monday closest to December 31. Fiscal 2025 and fiscal 2024 each contained 52 weeks and fiscal 2023 contained 53 weeks. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended the Monday closest to December 31 for that year. For example, references to “fiscal 2025” refer to the fiscal year ended December 29, 2025, references to “fiscal 2024” refer to the fiscal year ended December 30, 2024, and references to “fiscal 2023” refer to the fiscal year ended January 1, 2024.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data and estimates, including those relating to market size, competitive position and growth rates of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.
With respect to such publications, unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to:
•
“better-for-you” is an industry term not defined by the United States Food and Drug Administration (the “FDA”) that refers to food and beverage products that have characteristics that cause consumers to view them as a healthier and functional alternative to conventional food and beverage products. There is not a single definition of better-for-you and we believe each individual consumer may view better-for-you characteristics differently, but common characteristics may include one or more of the following: products that are lower in sugar, products that are lower in salt, products that are lower in fat, products that are made without ingredients containing genetically modified organisms (“GMOs”), products made with simpler ingredients, products made with more recognizable ingredients, products that are organic, products that are viewed as natural, products that do not include artificial ingredients, preservatives or flavors, products that are major allergen-free, products that are vegetable-based, products that are vegan, or products that are gluten-free;

•
“cold-pressed juice category” refers to a subcategory of refrigerated juices which are high pressure processed (“HPP”) as defined by SPINS;

•
“Company survey” refers to any of: Mindsight’s Suja Cold Pressed Juice Equity Tracker — Wave 3 (September 2025); Mindsight’s Suja Wellness Shots Equity Tracker — Wave 3 (September 2025); Mindsight’s Suja Healthy Soda Awareness Tracker — Wave 4 (September 2025); Mindsight’s Suja Juice Multi-Category Attitude & Usage Study (March 2024); Mindsight’s Suja Sparkling Beverage Exploration Questionnaire (May 2024); and internal Company-conducted surveys (October  –  November 2025);

•
“natural healthy beverage market” or “NHB market” refers to refrigerated juice, sodas, kombucha and other functional beverages with a natural positioning according to SPINS;

•
“New SKUs” refers to stock keeping units (“SKUs”) that had launched in the 52 weeks preceding the end of the applicable quarterly period;

•
“NIQ” means Nielsen Consumer LLC;

•
“NIQ Omnishopper data” refers to Company claims based on or derived from NIQ’s Omnishopper service for the Company’s brands in the Beverages, Vitamins and Supplements, and Health and Performance super categories for the 52 weeks ending October 4, 2025, for the Total US level and Total Outlets, according to the NIQ standard product hierarchy. NIQ’s Omnishopper service is NIQ consumer panel data capturing consumer panel purchases across online and offline channels, including, but not limited to, the following outlets: food, drug, club, mass incl. supercenter, dollar, military, convenience stores, and e-commerce;

•
“NIQ Scantrack, 13 Weeks data” refers to Company claims based on or derived from NIQ Scantrack’s scanned data for the Company’s brands in the Beverages, Vitamins and Supplements, and Diet and Nutrition super categories within Total U.S. xAOC + Convenience for the 13 weeks ending October 4, 2025 as compared to the 13 weeks ending July 5, 2025 and represents all stores measured by NIQ within the following channels: food, drug, club, mass incl. supercenter, dollar, military, and convenience stores;

•
“NIQ Scantrack, 52 Weeks data” refers to Company claims based on or derived from NIQ Scantrack’s scanned data for the Company’s brands in the Beverages, Vitamins and Supplements, and Diet and Nutrition super categories within Total U.S. xAOC + Convenience for the 52 weeks ending October 4, 2025 and represents all stores measured by NIQ within the following channels: food, drug, club, mass incl. supercenter, dollar, military, and convenience stores;

•
“NIQ Scantrack, 3YA data” refers to Company claims based on or derived from NIQ Scantrack’s scanned data for the Company’s brands in the Beverages, Vitamins and Supplements, and Diet and Nutrition super categories within Total U.S. xAOC + Convenience for the 52 weeks ending October 4, 2025 as compared to the 52 weeks ending October 8, 2022 and represents all stores measured by NIQ within the following channels: food, drug, club, mass incl. supercenter, dollar, military, and convenience stores;

•
“occasions per buyer” refers to the average number of product purchase occasions among product buyers in the selected time period according to the NIQ Omnishopper data metric;

•
“points of distribution” or “PODs” refers to “number of stores selling” multiplied by “average number of items,” which is a figure generated by Company management to assess retail distribution reach;

•
“SPINS, 24 Weeks” refers to SPINS Satori; TPL Universe; Kroger Corp  — RMA (Powered by Circana); Latest 24 Weeks Ending 11/02/25;

•
“SPINS, 52 Weeks” refers to SPINS Satori; TPL Universe; Total US MULO (Powered by Circana); Latest 52 Weeks Ending 10/5/2025;

•
“SPINS, 104 Weeks” refers to SPINS Satori; TPL Universe; Total US MULO (Powered by Circana); Latest 104 Weeks Ending 10/5/2025;

•
“Total Distribution Points” or “TDP” refers to average weekly total number of distribution points where the product was sold; and

•
“value per buyer” means among product buyers, the average dollars spent on the product purchased per household in the selected time period according to the NIQ Omnishopper data metric.

The data included in such publications are based on information available to such publications, which is not exhaustive. For example, certain retailers do not provide information to such publications and thus sales of products by such retailers are excluded from the data.
We calculate our net promoter score, or NPS, by asking purchasers of the applicable brand the following question based on their experience: “How likely are you to recommend this brand to a friend or family member?” Consumers provide an answer based on the industry standard NPS scale from zero (labeled as “Not at all likely”) to 10 (labeled as “Extremely Likely”). Customers rating our brands as a six or below are considered “Detractors,” seven or eight are considered “Passives,” and nine or 10 are considered “Promoters.” To calculate NPS, we subtract the total percentage of Detractors from the total percentage of Promoters. For example, if 50% of all respondents are Promoters and 10% are Detractors, the NPS for that brand would be 50-10=40. This method of calculation follows industry standards and is consistent with how businesses in our industry typically calculate their NPS.
While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”
TRADEMARKS, SERVICE MARKS AND TRADENAMES
This prospectus includes our trademarks, service marks and trade names, such as “Suja,” “Suja Life,” “Suja Organic,” “Vive Organic,” and “Slice,” which are the property of the Company or its subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of the trademarks, service marks or trade names of other parties to imply a relationship with, or endorsement of, these other parties.

v

LETTER FROM MARIA STIPP, CHIEF EXECUTIVE OFFICER
To Our Future Shareholders,
Twelve years ago, our co-founders faced a problem millions of Americans know well: walking into a grocery store looking for a delicious and healthy beverage and leaving empty-handed.
The shelves were full, but the options were empty. Artificial colors masquerading as fruit. Sugar substituting for real flavor. Ingredient lists that read like chemistry experiments. They wanted beverages that supported their wellness goals without compromise — real ingredients, functional benefits, exceptional taste. But nothing delivered.
So, they made a simple yet courageous decision to create the drinks they actually wanted to consume.
That decision led to the creation of Suja Life, and it did more than launch a company — it challenged the conventions of an entire industry. From day one, we refused to treat “natural” as marketing language or “organic” as a check-the-box exercise. We set out to deliver beverages that balance reduced sugar, exceptional flavor, and meaningful health benefits. Products we would proudly share with our own friends and families.
That commitment remains our North Star. Every recipe, every ingredient, every action must live up to our purpose: to change what beverages bring to the table. It’s a simple statement that demands everything from us, and it’s the standard by which we measure every decision we make.
What began as a kitchen experiment has evolved into a scaled, wellness platform delivering convenient nutrition across multiple categories and occasions.   While we’ve made so much progress over the last twelve years, it also feels like we are just getting started. Here’s what makes me excited:
The opportunity before us is significant.   The beverage industry is undergoing one of the largest shifts in consumer preferences to date. Across categories we see consumers voting with their wallets for beverages with lower sugar, cleaner ingredient labels, and functional benefits. The $129 billion total beverage market grew only 4%, while the natural healthy beverage market in which we compete advanced 16%, with our brands leading the way with 29% dollar growth according to SPINS, 52 Weeks. While we’ve grown our % household penetration 20% over the last year, we still have significant runway ahead as we have just 10% household penetration, based on NIQ Omnishopper data. This leaves significant whitespace opportunity, and the underlying consumer trends driving this movement continue to accelerate, further supporting our substantial runway for growth.
It’s within this rapidly evolving beverage landscape that we’re building the next generation of iconic brands.    Suja Organic is a leading brand in the refrigerated juices category, with the #1 position in cold-pressed juice retail sales according to SPINS, 52 Weeks. Furthermore, we lead the wellness shots category with the top-selling SKUs and command 43% of category share between our Suja Organic and Vive Organic brands according to SPINS, 52 Weeks. Our brands embody what we believe the future of beverage must represent: wellness, nourishment, transparency, and trust. They are designed for the moments that matter most: from morning routines, to midday refreshment, to the late afternoon reset.
Our competitive advantages run deep, beyond just a house of leading brands.   We believe we own and operate one of North America’s largest vertically integrated cold-pressed beverage facilities, providing us with meaningful control over product quality, speed-to-market, and structural cost efficiencies. This is not simply operational excellence; it is a strategic advantage that we believe enables innovation and growth.
Our financial performance underscores the strength of our model.   From 2023 to 2025, we delivered a 20.6% compound annual growth in net sales, and we maintain healthy EBITDA margins while scaling. Importantly, we generate the cash flow that allows us to intentionally reinvest in innovation and pursue disciplined acquisitions that will define our next chapter.
Looking ahead, we see an industry ripe for continued transformation.   Legacy beverage companies remain anchored to dated formulations that lack our same functional benefits, while consumers increasingly demand transparency, functionality, and authentic wellness benefits. At Suja Life, we’re not just participating in this shift — we’re leading it.

Becoming a public company represents the natural next step in our evolution.   The public markets will provide the resources and opportunity to accelerate our innovation agenda, broaden distribution, and execute on strategic acquisitions — positioning us as a definitive leader in better-for-you beverages.
This journey has always been about more than financial outcomes.   It is about proving companies can align profitability with purpose, growth with integrity, and scale with authenticity.
Every product we craft reflects our unwavering belief that better health should be both attainable and enjoyable. We are committed to delivering beverages that combine quality, functionality, and taste — earning the trust of millions of consumers while driving sustained performance.
What began twelve years ago as a response to a familiar problem, has become a movement capable of reshaping lives. We invite you to join us in writing the next chapter of the Suja Life story.
Maria Stipp
Chief Executive Officer

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.
Company Overview
Suja
“soo-jah”
Vive
“vy-ve”
Our Company: Changing What Beverages Bring to the Table
Suja Life is a modern beverage platform at the forefront of one of the most powerful consumer transformations of our time: the shift toward functional, better-for-you beverages. We operate at the intersection of health, taste, and trust, offering cold-pressed juices, wellness shots, and functional sodas that have become an essential part of consumers’ everyday routines.
We began with a simple purpose: to change what beverages bring to the table. Fueled by the lack of genuinely nutritious options on the market, our founders began crafting juices using high-quality organic ingredients and cold-pressing techniques to preserve nutrients and flavor. What started as a passion for creating something better, quickly evolved into a movement that reshaped an entire category. Over a decade ago, we played a key role in shaping the cold-pressed juice category, transforming what was once a niche offering into a mainstream better-for-you beverage category. Today, we serve the rapidly growing NHB market which is outpacing growth of the broader beverage market by 12% according to SPINS, 52 Weeks. We are rapidly scaling within this market: our core brands — Suja Organic and Vive Organic — grew 25% in total dollars, 2% in TDPs, and 21% in velocity according to SPINS, 52 Weeks. We are well-positioned to continue capturing market share as consumers increasingly prioritize health-forward beverage choices.
Our three brands — Suja Organic, Vive Organic, and Slice — address distinct consumer needs across the health and wellness spectrum. Together, they form a complementary portfolio that reaches consumers across multiple beverage occasions and fits naturally into their daily routines: from a cold-pressed juice to start the day, to the wellness shot that supports daily immunity, to the functional soda that satisfies without compromise. Each brand reflects our core philosophy of delivering premium, nutritional products with transparency, integrity, and great taste.
Behind our brands is a high-performing platform built for speed, scale, and profitability. We believe we own and operate one of the largest vertically integrated cold-pressed beverage facilities in North America, spanning approximately 270,000 square feet across our multi-building campus. This provides meaningful cost and quality advantages while enabling the rapid scaling of our brands and innovation initiatives. Based on NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores. As part of our broader commitment to responsible growth, we emphasize environmental sustainability, through responsible sourcing as well as recyclable and lower-plastic packaging.
Our pioneering mentality has propelled us into a leadership position in both cold-pressed juice and wellness shots based on retail sales according to SPINS, 52 Weeks. We deliver significant topline growth and strong margins while continuing to reinvest in marketing, innovation, and infrastructure to drive sustainable growth. We are well-positioned to define the next generation of iconic, better-for-you beverage brands as health, functionality, and sustainability continue to shape consumer preferences.

Clear Market Opportunity with Favorable Consumer Trend Tailwinds
The U.S. beverage landscape has undergone a structural transformation over the past two decades. What was once dominated by high-sugar, traditional beverages, has evolved into a hub of functional health innovation, reflecting growing consumer demand for clean-label, nutritious, and better-for-you options. We captured consumer sentiments about this shift toward functional, health-forward beverages through a Company survey:
•
80% of consumers are constantly seeking beverages that are healthier;

•
90% of consumer want beverages that taste delicious;

•
82% of consumers want beverages with lower sugar;

•
90% of consumers desire additional functional benefits from their beverages; and

•
77% of consumers are willing to pay more for “beverages that are better for them.”

Sourcing from the broader $129 billion total beverage market, we service a $43 billion segment of the market comprised of refrigerated juice, kombucha and other functional beverages, and sodas according to SPINS, 52 Weeks. Within this segment, we compete directly with brands we believe are positioned as “natural” in the $3.8 billion NHB market. The NHB market represents the intersection of taste and function, combining refreshment with tangible wellness benefits to draw share from the legacy beverage industry. As consumer preferences continue to blur the lines between hydration, nutrition, and functional health, our diversified portfolio is strategically positioned to capture incremental market share not only within the rapidly expanding NHB market but across the broader beverage industry, where we see significant whitespace opportunities for function-forward innovation and brand expansion.
Growth within the NHB market significantly outpaced the total beverage market, with 16% growth compared to 4% for total beverage according to SPINS, 52 Weeks. We are a rapidly scaling platform within this market; our core brands grew 25% in total dollars, 2% in TDPs, and 21% in velocity according to SPINS, 52 Weeks. In addition, our brands are leaders in their respective categories according to SPINS. Suja Organic is the category leader in the cold-pressed juice category, holding approximately 45% share and benefiting from favorable category growth of 19% according to SPINS, 52 Weeks. Vive Organic holds the #1 and #2 SKU positions in the wellness shots category according to SPINS, 52 Weeks. Together, Vive Organic and Suja Organic command roughly 43% of the wellness shots category, which grew more than 27% according to SPINS, 52 Weeks. We also see substantial runway to extend our presence in the $35 billion soda category through Slice, our recently launched functional soda brand designed to meet consumers’ desires for healthier, functional refreshments.
Fueled by evolving consumer demands, we believe the NHB market will continue to grow for the foreseeable future, and we are well-positioned to lead this next phase of growth. With a portfolio of trusted brands, we aim to continue delivering products that unite superior taste, proven functionality, and uncompromising quality, enabling us to capture share, drive category growth, and create long-term value within the evolving beverage landscape.

Contextualizing Suja Life's Total Addressable Market
TAM: Total Beverage
4% YoY Growth
$129B
SAM: Refrigerated Juice, Kombucha and Other Wellness Beverages, and Sodas
4% YoY Growth
$43B
Natural Healthy Beverage ("NHB")
16% YoY Growth
$3.8B

Our Platform of Wellness Brands
Suja Organic: Cold-Pressed Juice and Wellness Shots
Suja Organic is our flagship brand, known for its delicious, organic cold-pressed juices and wellness shots rooted in nutritional integrity and consumer trust. As a leading brand in the refrigerated juices category, with the #1 position in cold-pressed juice retail sales according to SPINS, 52 Weeks, Suja Organic has redefined what premium juice represents — clean, transparent, and accessible wellness for everyday consumption. Suja Organic spans several core platforms and is designed to deliver targeted nutrition in convenient formats across consumption occasions:
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Green Juice Platform:   Focused on nutrient-dense cold-pressed vegetable blends, like the top-selling Uber Greens, that deliver core wellness and daily nutrition

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Boosted Juice Platform:   Showcases functional juices with targeted wellness benefits and fruit-forward flavor profiles designed to support specific health needs

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Refreshers Platform:   Offers superfood-infused, approachable blends like Ginger Love, crafted for broad, mainstream appeal and everyday refreshment

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Wellness Shots Platform:   Provides concentrated, on-the-go formulations that support wellness — including immunity, energy, and digestion in convenient, portable formats

Our typical consumer leads a dynamic, health-conscious lifestyle. Whether grabbing a Green Juice before a workout, sipping Ginger Love during a busy workday, or reaching for a convenient Wellness Shot to support immunity, each purchase reflects an intentional approach to living well. This highly engaged and loyal consumer base values brand authenticity, ingredient transparency, and functional performance — attributes that drive repeat purchases and long-term brand equity. A Company survey found that among premium juice buyers, our brand awareness has reached 70% as of August 2025, representing a 57 point year-over-year increase. Similarly, 49% of cold-pressed juice and wellness shot category buyers have purchased Suja Organic products within the past 3 months, up from just 13% a year ago. According to a Company survey, as of August 2025, Suja Organic achieved an NPS of 66. The brand maintains a 92% overall satisfaction rate, with 96% of consumers intending to repurchase and more than 60% of consumers saying they’ve bought the brand five or more times. 89% of consumers say they would recommend the brand, further reinforcing our sustained consumer demand and long-term growth potential.

Vive Organic: Leading Doctor-Crafted Wellness Shot Brand
Vive Organic is an industry-leading wellness shot brand, known for pioneering the functional shot category with its doctor-crafted formulations and redefining how consumers approach proactive wellness. Born from a personal mission to make wellness solutions accessible to the masses, Vive Organic combines clean ingredients and convenience to make functional nutrition simple, potent, and accessible. Vive Organic spans several key platforms and is designed to address core consumer needs:
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Immunity Boost Platform:   Led by the category-defining Immunity Boost shot, featuring potent ingredients such as ginger, turmeric, echinacea, and elderberry to support immune health

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Energy Boost Platform:   Clean, sustained energy through natural sources like ginseng and guayusa, providing a better-for-you alternative to traditional energy drinks

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Pure Boost Platform:   Single-origin superfood shots highlighting ingredients like ginger and turmeric, delivering targeted, transparent, and trusted benefits

Our typical consumer is a forward-looking wellness enthusiast who integrates proactive health into daily life and values products that deliver immediate, tangible results. Whether taking an Immunity Boost shot before a flight, an Energy shot to power through a busy afternoon, or a hero-ingredient shot like Ginger or Turmeric as part of their daily ritual, each purchase reflects a deliberate commitment to feeling and performing better.
According to a Company survey, as of August 2025, Vive Organic achieved an NPS of 70, with 91% overall satisfaction, and a strong loyalty rating of 66. Fueled by consumer love, we’ve grown Vive Organic’s dollar sales by 43.8% and velocity by more than 70% according to SPINS, 104 Weeks.
Vive Organic combines potency, credibility, and convenience into a format consumers can feel in the moment and trust for the long haul. With doctor-crafted formulations, a loyal and growing consumer base, and an expanding retail presence, Vive Organic continues to lead the functional shot category while driving Suja Life’s expansion in the rapidly growing intersection of beverages and supplements.

Slice: Our Reinvented, Better-For-You Soda Brand
As a company committed to changing what beverages bring to the table, we knew we needed to tackle America’s favorite beverage category — soda. A $35 billion market ripe for disruption, the traditional soda industry has seen decades of dominance by legacy brands but little true innovation in taste or health. Existing better-for-you sodas lacked the flavor and carbonation of traditional sodas, leaving a clear opportunity for a true-to-taste alternative.
Enter Slice: the original “better-for-you” soda, made with 10% real fruit juice when it was first introduced in 1984 and now reimagined for today’s wellness-minded consumer. With prebiotics, probiotics, postbiotics, reduced sugar, and no artificial ingredients, Slice delivers the nostalgic flavor and fizz of classic soda with meaningful functional benefits. Since launch in January 2025, Slice has quickly established itself as one of the fastest-growing soda brands, and has achieved an NPS higher than the better-for-you soda category leaders as of September 2025 according to a Company survey. Slice is in the early stages of scaling, but is more widely recognized than most of its competitors, so we believe it has substantial runway for growth and is one of our most promising platforms for expansion.
By combining nostalgia, great taste, and functional wellness, Slice bridges enjoyment and health — unlocking a long-term opportunity to reshape one of the largest beverage categories in the world.
Sustained Innovation and Strategic M&A Engine
Innovation has been at the heart of Suja Life since inception, driving our ability to anticipate consumer needs, shape emerging beverage categories, and scale new platforms with speed and precision. We innovate across product development, brand architecture, and manufacturing technology to deliver function-forward beverages that blend superior taste with measurable wellness benefits. Our innovation starts with granular category, retailer, and consumer data, enabling us to anticipate market shifts and align products to the fastest-growing demand spaces. Our in-house research and development team, equipped with decades of proven success, leverages these insights along with our vertically integrated manufacturing capabilities to execute rapid test-and-learn launches across formulas, formats, and flavors. We also drive innovation through strategic brand building, leveraging our scaled portfolio and resources to invest in upper-funnel marketing that fuels lasting consumer demand.
We have a proven track record of transforming whitespace opportunities into scaled categories that support our continued growth. In 2012, we played a key role in shaping the cold-pressed juice category, making nutrient-dense, organic juice accessible to mainstream consumers. We then helped to pioneer the wellness shot category through immunity-focused blends that bridged the gap between supplements and beverages. Most recently, we extended our innovation leadership with Slice. Recognizing that consumers craved the flavor and carbonation of traditional soda without sugar or artificial ingredients, we reintroduced the iconic Slice brand with a modern formula — delivering nostalgic taste with functional benefits. Within months of launch, Slice has become one of the fastest-growing soda brands, demonstrating the power of our innovation model and brand-building expertise.
Beyond in-house innovation, strategic M&A remains a key accelerator of our platform. Our acquisition of Vive Organic in 2022 exemplifies our ability to identify high-potential, mission-aligned brands and transform them into category leaders. Vive Organic brought established brand equity and credibility through doctor-backed formulations, but it remained dependent on third-party manufacturing, and operated without the marketing resources necessary to grow the brand at an accelerated rate. At Suja Life, we identified $14 million in operational synergies and completed the integration process in under 12 months through careful planning and effective resource allocation. Below is a detailed timeline of notable, innovative in-house launches and strategic M&A activities:
We believe the future of the beverage industry belongs to function-forward brands that deliver clear, trusted benefits and become part of consumers’ daily routines. Today’s consumers don’t just want improved versions of yesterday’s juice or soda — they want beverages that help them feel better in the moment while supporting their long-term wellness goals. Through continuous innovation and strategic acquisitions, we are thoughtfully expanding our portfolio, creating a comprehensive platform of better-for-you beverages that meet consumers wherever they are on their wellness journey. We are building the next generation of beverages, designed to lead the category’s evolution and create enduring value for shareholders.

Expansive Distribution Network and Omnichannel Leadership
In an industry where most suppliers compete for shelf space, Suja Life designs the shelf itself. What began as a single Whole Foods partnership has evolved into a national, multi-channel distribution network built on deep, strategic relationships with many of the country’s leading retailers.
We have reimagined what it means to be a beverage supplier by operating as a strategic advisor across our retail partnerships. Through data-driven insight, category management, and collaborative planning, we help retailers optimize assortment, pricing, and shelf placement to drive overall category performance. Our retailer relationships frequently go beyond supply and logistics to include joint product innovation and long-term growth planning. Our co-development approach integrates retailers into every stage of innovation, from concept to launch. This helps to ensure new products arrive market-ready, with built-in category fit and committed distribution support. We believe this partnership-driven model positions us as a trusted leader and long-term growth engine for our retail partners.
We maintain strong relationships with more than 30 strategic partners and advisors, generating a “snowball effect” that significantly expands our reach throughout the retail landscape. Based on NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores with an average of approximately 10 items per store. Accordingly, the Company estimates it has achieved more than 365,000 PODs, reflecting our extensive reach and robust presence across channels. We have built strong relationships with leading retailers including Kroger, Whole Foods, Albertsons, CVS, Amazon Fresh, and many others as part of our mission to drive growth and innovation across the entire better-for-you beverage market. The strength of our retail partnerships is evident in our results. Based on NIQ Scantrack, 3YA data, the number of stores selling our products has increased by 20%, with TDP % change up 27%.
As our brands continue to scale, we are investing in new activations and in-store experiences that enhance visibility and drive customer trial. As of August 2025, browsing in-store remains the key source of marketing impression for brand aware consumers according to a Company survey. Our proven retail partnerships and multi-channel expertise provide a strong foundation for continued growth, ensuring that as consumers increasingly seek better-for-you beverages, our brands are positioned and placed exactly where they’re looking.
Differentiated Through Our Vertically Integrated Manufacturing and Proprietary Cold Chain Route-to-Market
We run an efficient farm-to-shelf operation for the manufacturing of our cold-pressed juice and wellness shots, delivering products from farm-to-shelf in as few as eight days while maintaining rigorous standards. Through thoughtful investment over the last decade, we’ve built a vertically integrated supply chain, manufacturing facilities, and route-to-market for these products that acts as a self-reinforcing competitive advantage across each step in the product lifecycle:

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Strategic Sourcing:   We source our organic produce from strategically located partner farms across multiple growing regions, with 82% of our fresh, U.S.-sourced produce coming from California as of October 2025, resulting in 100% organic-certified products across Suja Organic and Vive Organic. Our long-standing relationships and strategic redundancies aim to ensure full-cycle usage of produce and year-round supply while minimizing transportation time and costs and reducing our carbon footprint. The proximity to our Oceanside campus, and controlled temperature-sensitive transport from farm to facilities, ensure ingredients arrive at peak freshness.

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Cold-Pressed Extraction:   Within hours of arrival, produce enters our approximately 270,000 square-foot state-of-the-art processing facilities. 100% of our cold-pressed juices and wellness shots are produced in-house and crafted from organic, non-GMO fruits and vegetables, and include nutrient-rich ingredients such as turmeric and ginger, which support functional health benefits. This approach reflects our commitment to clean-label ingredients and wellness-focused formulations. The cold-pressing process extracts juice without heat, preserving the nutritional integrity of our ingredients that heat-based methods destroy, differentiating us from conventional juice manufacturers. Pressed vegetable pulp produced from the cold-pressed extraction process is donated back to local farms to cut down on waste.

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High-Pressure Processing (“HPP”):   The bottled juice, contained in packaging made from recycled plastic, undergoes HPP using four units capable of processing approximately 1,500 gallons per hour. This technology ensures superior nutrition retention compared to heat-treated alternatives and a taste profile that closely mirrors fresh-pressed juice. Due to HPP, most of our products have an extended shelf life exceeding 100 days, enabling efficient national distribution and allowing us to meet stringent food safety compliance regulatory standards.

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Distribution Excellence:   Our distribution process is managed centrally by our logistics team in Oceanside. As of the ten months ended October 2025, we have served customers nationwide with a more than 99% fill rate, earning their trust through consistent, high-quality delivery. As of the nine months ended September 2025, approximately 97% of customers are served directly through our freight-carrier network, allowing us to control quality and timing while capturing margin. This end-to-end, in-house, and partner managed system enables premium pricing, consumer loyalty, and operational efficiency. Our TDP % change has grown by 27% based on NIQ Scantrack, 3YA data.

Our fully integrated farm-to-shelf system is a cornerstone of our long-term competitive advantage. As demand continues to grow, our cold chain infrastructure and vertically integrated operations enable us to service customers quickly while maintaining the quality standards expected by premium retailers. Together, these advantages underpin a model that drives multiple value levers — premium pricing justified by superior taste, operational efficiency that expands margins with scale, and consumer loyalty built on consistent product integrity. Our disciplined cost structure and operational rigor provide the flexibility and resources to reinvest in marketing, innovation, and category expansion. Designed with scalability and built-in redundancies, our system supports large-scale production and continued innovation while reducing negative environmental impact through local sourcing, recycled materials, and waste reduction. Together, we believe these capabilities create a self-reinforcing model that fuels innovation and positions us to scale efficiently and responsibly as a leader in the NHB market.
Attractive and Improving Financial Profile
Our financial trajectory demonstrates the power of a disciplined growth strategy in a high-growth market. Our financial success stems from a two-part equation: a differentiated market position that allows us to command premium price points from consumers in exchange for high-quality, highly valued products, and disciplined financial management to steward our bottom-line growth. From fiscal 2023 to fiscal 2025, we have achieved a robust 20.6% CAGR in net sales, scaling from $224 million to $327 million, fueled by market share gains and category expansion across our portfolio. In fiscal 2024 alone, we delivered net sales of $259 million, representing 15% year-over-year growth, reinforcing our leadership position in the NHB market. Our net loss has improved, with a 5% uplift from fiscal 2023 to fiscal 2025. Similarly, our Adjusted EBITDA has grown 16% over the same period, driven by platform leverage, strategic sourcing and operational excellence. We maintain robust cash flows, including over $8 million net cash provided by operating activities for fiscal 2025.
Our investment thesis is validated by our ability to scale responsibly while delivering attractive long-term returns. Our balanced approach to growth, which combines top-line expansion with margin improvement, has resulted in a resilient business model that performs across market cycles. Our recent historical performance reflects this aggressive but balanced approach to growth, without compromising on the bottom line:

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for fiscal 2025, we reported net sales of $327 million, an increase of 26% over fiscal 2024;

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our Suja Core segment net sales increased 23% to $320 million for fiscal 2025. Our Emerging Brands segment, which we launched in December of fiscal 2024, generated $10 million in net sales in its first full year of operations;

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our gross margins increased by 366 basis points from fiscal 2023 to 48% for fiscal 2025;

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our net loss increased from $(21) million for fiscal 2024, to $(23) million for fiscal 2025;

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our Adjusted EBITDA remained relatively flat from $42 million for fiscal 2024, and $41 million for fiscal 2025; and

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our Suja Core segment Adjusted EBITDA was $66 million, while margins increased by 314 basis points year-over-year to 21% for fiscal 2025. Our Emerging Brands segment reported an Adjusted EBITDA of $(26) million, reflecting deliberate investment in start-up costs, including brand launch and brand building, initial distribution expansion, and consumer trial as we scale the Slice brand.

Suja Life Select Financial Performance
($ in millions)
Suja Core Segment Select Financial Performance
($ in millions)
Competitive Strengths:
Category-Defining Products Delivering on Taste and Functional Benefits
Twelve years ago, we set out to create a beverage we couldn’t find anywhere else: one that combined exceptional taste with genuine health benefits. From that foundation, we have built a diversified portfolio that was intentionally designed to address what our consumers want from their beverages, redefining expectations for what better-for-you beverages can deliver. Our product innovation has expanded beyond cold-pressed juice into a full suite of functional beverages designed to provide wellness benefits without compromising on taste or convenience.

Three core principles differentiate our products across the Suja Organic and Vive Organic portfolios. First, we use high-quality organic ingredients resulting in labels that read like grocery store lists. Second, each recipe is crafted in partnership with nutritionists or holistic doctors to ensure science-backed functional formulations that would be difficult to replicate at home, providing on-the-go wellness for our consumers. Finally, our cold-pressed and HPP methods preserve nutritional density and fresh flavor — a standard that traditional heat pasteurization cannot meet. Collectively, these principles deliver a unique value proposition: low sugar beverages (80% of Suja Life branded SKUs have less than 6 grams of sugar per serving) made from organic ingredients with high vitamin content and functional benefits. Our consumers consistently affirm, as shown in a Company survey, that we deliver on the core principles that set our brands apart:
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88% of consumers say that Suja Life brands are healthy and nutritious;

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88% of consumers say Suja Life brands taste great; and

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70% of consumers say Suja Life brands are “worth paying more for.”

Suja Organic, our flagship cold-pressed juice and wellness shots brand, offers consumers a balance of taste, functionality, and convenience. According to a Company survey of premium juice consumers as of September 2025, 86% of consumers say the Suja Organic brand tastes great and 90% say the brand has the functional ingredients they are looking for. Suja Organic’s unique value proposition drives consumer loyalty and favorably positions the brand for sustained long-term growth.
Vive Organic, our leading functional wellness shots brand, bridges the gap between supplements and beverages by balancing potency, credibility, and convenience. Its doctor-crafted formulations are redefining how consumers approach proactive wellness. Vive Organic is a mainstay in the wellness shots category: 87% of category consumers say the brand is one they know and trust and 90% say it has the ingredients they are looking for. With a loyal and growing consumer base as well as increasing retail exposure, we believe the brand will continue to lead and pioneer the functional shots category.
Our newest innovation, Slice, combines nostalgia, cultural relevance, and functional wellness as the true-to-taste alternative disrupting the soda category. Slice delivers a compelling value proposition redefining the historically stagnant soda category and has a significant runway for expansion as one of our most promising growth platforms.
Across our leading brands and product architecture, we are not responding to trends — we are defining the future standard of modern wellness beverages and, more importantly, setting the benchmark for what functional products can achieve.
Powered by Brand Building Excellence
Our ability to build and sustain brands that connect deeply with consumers is a core competitive advantage. We bring discipline to how brands are created, positioned, and managed across our portfolio, enabling each to play a distinct and complementary role while contributing to our purpose of changing what beverages bring to the table.
We have invested significantly in strengthening our brand-building and elevating our marketing over the past 18 months. We have constructed the optimal infrastructure to move with both speed and precision — launching new brands, repositioning legacy assets, and scaling platforms across channels with confidence and discipline. We start every brand initiative with deep consumer insights that inform positioning, messaging, and our go-to-market strategy. This foundation drives real results.
Our newly reintroduced brand Slice is also proving the power of our playbook. Slice’s NPS rose from 39 to 55 in three months from June to September 2025, now exceeding the better-for-you category leaders according to a Company survey — confirming that Slice has re-entered the marketplace with competitive emotional connection and product satisfaction.

These capabilities form a system of excellence that enables us to continuously build, scale, and sustain brands that lead categories, shape consumer behavior, and deliver superior growth.
Expanding Consumer Base of Loyal Advocates Demonstrating Repeat Consumption
We are building momentum on two fronts: expanding our consumer base and deepening engagement with consumers we currently serve. Across our portfolio, rising awareness is converting to trial and repeat purchase behavior, while loyalty and advocacy are strengthening in ways that we believe will create compounding, sustainable growth.
Our Suja Organic and Vive Organic brands are converting awareness into action at category-leading rates. Suja Organic achieves 90% conversion from awareness to purchase, one of the highest in the premium juice category and well ahead of our cold-pressed competitors. Suja Organic and Vive Organic maintain the strongest conversion funnels in wellness shots, driving consumers from initial awareness through repeat purchase with exceptional efficiency. While still in its early days, Slice has already demonstrated its potential to follow suit. The brand has delivered aided awareness gains of 9 to 16 points across key markets, including Boston, Chicago, Los Angeles, and San Diego. Based on NIQ Scantrack, 13 Weeks data, $/TDP % change ranges from approximately 20% to 42% in those same markets. Ultimately, this translates to a larger user base for our house of brands. Accordingly, % household penetration has increased 20% over the last year based on NIQ Omnishopper data.
Once consumers experience our brands and products, they deepen their commitment. Value per buyer has increased 12% in the last year, with Suja Organic alone up 20% over the same period based on NIQ Omnishopper data. Increasing buy rate not only indicates that our consumers are purchasing our brands and spending more with us than they were a year ago but also reveals that we are strengthening consumer loyalty. This combination of growing scale and deepening relationships is a hallmark of durable category leadership.
Our expanding consumer base is also a powerful engine for organic growth. At least 70% of Suja Organic and Vive Organic consumers are promoters, referring our brands to friends and family and generating word-of-mouth momentum. Vive Organic’s NPS increased 16 points in the past year, driven by a 15-point rise in promoters. Brand loyalty also significantly increased, with two-thirds of consumers saying they would remain loyal to the brand. Together, these indicators demonstrate that we are attracting new consumers and converting them into loyal advocates, creating a self-reinforcing cycle of growth that extends well beyond first purchase.
Experts in Scaled Cold Chain with Clear Manufacturing Advantage
We believe we have curated an incredibly efficient and effective farm-to-shelf operation. On average, we process approximately one million pounds of fresh produce each week, achieving a fill rate of over 99% for the ten months ended October 2025. Our produce reaches customers in as few as eight days from farm to shelf, all while maintaining premium quality standards. Due to thoughtful investment over the last decade, we are an efficient producer and have built a supply chain, manufacturing facilities, and distribution network that acts as a self-reinforcing competitive advantage across each step in the product lifecycle.
Our manufacturing facilities in Oceanside, California are strategically located among our partner farms to help us receive ingredients at peak freshness, while also minimizing transportation time and costs. We have carefully crafted our supply network with layered redundancies to maintain resilience and continuity in the face of potential supply constraints.
We believe our scaled, in-house production capabilities are difficult and costly to replicate, and our manufacturing approach, leveraging cold-pressed extraction and HPP technology, is a key differentiator from our competitors. This technology unlocks superior nutrition retention compared to heat-treated alternatives, enhances the taste profile that closely mirrors fresh-pressed juice, and extends shelf life enabling efficient, national distribution. Our vertically integrated infrastructure provides control over quality, timing, and our customer relationships while capturing distribution margins. We strategically deploy capital to not only maintain our facilities but also to consistently improve productivity and expand capacity. We have increased the square footage of our Oceanside campus by over 50% in the last four years, reflecting our thoughtfully managed capital expenditures to ensure flexibility and efficiency. Through our differentiated, scaled cold chain and ability to consistently deliver on our brand promise, we have strengthened consumer loyalty and set ourselves apart from competitors.
Strategic Go-to-Market Approach with Deep Retailer Relationships
Based on NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores. This significant retail presence has enabled us to achieve an estimated 365,000 PODs, underscoring our leadership and category captainship across channels. Our reach is not only broad, but also strategic. We have built strong relationships with leading national retailers such as Kroger, Whole Foods, Albertsons, CVS, Amazon Fresh, and others. We serve as our customers’ consultant and strategic partner in driving growth and innovation across our serviceable market. We have increased TDPs by 11% based on NIQ Scantrack, 52 Weeks data.
Our partnership with Kroger is one of many examples that showcases our ability to evolve well beyond a traditional supplier dynamic into a deep-rooted, collaborative partnership delivering mutual value while also driving category growth. According to Company estimates, from the beginning of our partnership in 2014, we have grown sales from $1 million to $34 million as of fiscal 2025, representing a CAGR of 38%. We have achieved net shipment dollar growth of 37% for Suja Life, 33% for Suja Organic, and 57% for Vive Organic at Kroger from fiscal 2024 to fiscal 2025 based on management estimates. In fiscal 2023 and fiscal 2024, we worked closely with Kroger to reimagine their NHB set —  using deep consumer insights, performance data, and category learnings to help optimize the shelf architecture. This initiative led to meaningful distribution expansion for us, with 51 SKUs at Kroger today according to SPINS, 24 Weeks data, and drove stronger dollars for Suja Life and Kroger. This example illustrates how we think about partnerships and our ability to unlock growth that benefits both sides — a key reason we have been able to leverage this playbook across a number of retailers.
Our differentiated value proposition drives performance across the retail landscape. We are a rapidly growing portfolio in the NHB market, with our brands contributing over 7% incremental growth for the category, driven primarily by 20+% growth in velocity for Suja Organic and Vive Organic according to SPINS, 52 Weeks. Despite our strong market position, significant whitespace exists within both our brand awareness among premium juice buyers and on retailers’ shelves across channels. Our distinctive go-to-market strategy positions us well to continue capitalizing on this significant opportunity.
Innovation Engine that is Nimble, Proactive and Responsive
Innovation is in our DNA. From our earliest days pioneering cold-pressed juice, to helping to create entirely new beverage categories, we believe we have built a culture, capability set, and process that consistently delivers market-moving products. As a result, we have been able to establish a leading position within both cold-pressed juice and wellness shots.

Our innovation engine is defined by data-driven insights, as well as our agile in-house development and manufacturing capabilities. Our innovation starts with granular category, retailer, and consumer data, enabling us to anticipate market shifts and align products to the fastest-growing demand spaces. Our in-house research and development team, equipped with decades of proven success, leverages these insights along with our vertically integrated manufacturing capabilities to execute rapid test-and-learn launches across formulas, formats, and flavors. We believe the design of our innovation engine keeps us ahead of competition. For fiscal 2025, 20% of our net sales growth came from our new SKUs.
As category pioneers, we are passionate about identifying whitespace opportunities and launching innovative products that meet emerging consumer needs with speed and efficiency. The creation and scaling of the Suja Organic wellness shots line is one of our many success stories born out of in-house innovation. This product line originated as a response to identified whitespace in the market with consumers craving efficient methods of delivering wellness, and the commercial impact has been extraordinary. We played a pivotal role as an early driver of the wellness shots category and have consistently contributed to its ongoing growth. The development of Slice is another example of our ability to effectively innovate. We seized the opportunity to purchase the intellectual property portfolio of a well-known brand and rapidly reformulated the product to fit our consumers’ needs. In just nine months, we transformed a dormant asset into a compelling growth platform, built to disrupt the soda category.
Proven M&A Platform With Ability to Drive Growth Through Integration
We believe we have systematically built a comprehensive value creation engine, positioning us to capture value through strategic acquisitions while accelerating the category’s evolution. Our acquisition strategy leverages a fundamental market dynamic: exceptional NHB brands consistently emerge from entrepreneurial innovation, but most lack the infrastructure, relationships, and capital required to achieve national scale. This creates a predictable landscape of potential acquisition targets with proven consumer appeal but unrealized potential: the exact profile where our platform capabilities can generate additional value. When we acquire brands like Vive Organic or trademarked assets like Slice, we not only generate sales uplift, but also amplify their growth potential through our integrated platform.
The acquisition of Vive Organic validates our systematic approach to identifying and accelerating emerging wellness brands that possess strong consumer appeal but lack the infrastructure to achieve their full market potential. Through this acquisition, we solidified our leading position in the wellness shots category and realized $14 million in synergies within twelve months, without cannibalizing shelf space across retailers. We evolved the packaging format to include multipacks, innovating based on consumer demand as wellness shots become part of their daily routines. In all, we have a proven track record of transforming whitespace opportunities into scaled, growing categories through strategic M&A.
Growth Mindset Balanced with Thoughtfulness Around Capital Allocation
We have an attractive financial profile with a track record of sustained, category-leading growth and accelerating margins. From fiscal 2023 through fiscal 2025, we achieved a net sales CAGR of 21%, net loss CAGR of 2%, and an Adjusted EBITDA CAGR of 8%. Our growth mindset permeates across our organization coupled with sustained mindfulness around profitability. We manage our business with a keen eye, ensuring that our legacy, innovation, and pipeline all drive momentum, while also demonstrating discipline in managing our cost structure to drive profitability. We are actively propelling growth in our markets, which have inherent tailwinds on a standalone basis, and are taking share as we continue to enter new categories. Our cash flow benefits from our focus on being a cost-efficient producer, leveraging automation to minimize costs across our business. Our commitment to profitable growth and ability to drive consistent cash flow provides significant financial flexibility to continue to reinvest in our business as leaders of innovation, as well as pursue bold, value-enhancing acquisition opportunities as they arise.
Purpose-Driven Team Empowered by Leadership Excellence
Our results are a proof point of the power of our people. Our 500+ team members are unified under our purpose to change what beverages bring to the table. We are pioneers who see a broken beverage system and are committed to rebuilding it from the ground up. Our people represent the foundation of our category leadership.

We are led by a world-class management team who bring over 240 years of deep experience from leading consumer packaged goods and consumer-adjacent companies. Our leadership team joined Suja Life with an uncompromising focus on doing right by consumers. Our Chief Executive Officer, Maria Stipp, leads our organization with more than three decades of experience at industry-leading beverage companies, including Sapporo and Lagunitas. Maria joined us in 2024 as an avid consumer of our products, bringing specialized expertise in scaling brands, building high-performing teams, and strengthening operational rigor across complex manufacturing and distribution environments. Our Chief Financial Officer, Jeff Pedersen, joined us in 2019 with over 15 years of experience at several notable beverage brands, such as Pepsi and Constellation Brands. Jeff partners closely with our commercial and operations teams to execute a disciplined resource allocation strategy and drive margin expansion.
Guided by our leadership team, we cultivate purpose, drive, and operational excellence throughout every level of our organization. Every member of our team is an agent for change, contributing to our competitive position in the NHB market. Our 500+ team members showcase deep, specialized expertise across every critical function, enabling us to maximize organizational bandwidth as well as execute at the speed and quality our consumers demand. We hire experts at their subject matter who are passionate about what they do. We believe our mission-driven team supported by leadership excellence represents a core business asset that differentiates our ability to execute growth strategies, capture market opportunities, and deliver sustained value creation for all stakeholders.
Our Growth Strategies
Grow Brand Awareness to Drive Higher Household Penetration and Expand Consumer Base
We see significant opportunity to grow Suja Life’s household penetration by expanding awareness across each of our brands. Currently, we have just 10% household penetration based on NIQ Omnishopper data. We aim to drive our reach to a broader audience of health-minded consumers and increase our penetration within the larger beverage category. We intend to sustain investment in authentic, high-ROI marketing as we continue to scale, leveraging paid and earned media, influencer partnerships and word-of-mouth, and experiential activations to build awareness, drive trial, and reinforce our differentiated, functional positioning across the portfolio. We are well-positioned to continue accelerating the growth of our brands, as demonstrated by our ability to grow Suja Organic’s conversion funnel over the last year: aided awareness expanded 15 points to 70%, past 3-month stated purchases expanded 13 points to 49%, and conversion remained high at approximately 90% from September 2024 to August 2025, per a Company survey of premium juice buyers. We have near-term, tangible opportunities to drive Suja Organic, Vive Organic, and Slice household penetration, as our % household penetration is 8%, 3%, and 1%, respectively, based on NIQ Omnishopper data.
Increase Purchase Frequency Among Current Consumer Base
We see meaningful opportunity to deepen the engagement of our consumers and increase their purchase frequency. Our goal is to make the consumption of Suja Life beverages a consistent part of daily wellness routines, spanning multiple occasions and need states. We believe we are driving frequency as consumers are purchasing our brands on more shopping trips and spending more with us than they were a year ago. Specifically, we have seen an approximately 11% increase in occasions per buyer and a 12% increase in value per buyer in the last year based on NIQ Omnishopper data. We are focused on increasing frequency by expanding multi-pack offerings, enhancing visibility at point of sale, and reinforcing the role our products play in everyday health rituals. In so doing, we aim to strengthen brand loyalty, build habitual consumption, and unlock incremental growth across our brands.
Gain Distribution Within Existing Retailers and Through New Opportunities
We see a significant growth opportunity to expand Suja Life’s distribution footprint across both existing and new retail partners. Within our current network, we plan to deepen penetration by increasing shelf space, expanding SKU variety, and securing additional secondary displays and cooler placements — all proven drivers of velocity and visibility.

As the refrigerated beverage aisle continues to evolve toward premium, functional offerings, we aim to deepen our presence across cold-pressed juice, wellness shots, and functional soda while expanding our presence in underpenetrated channels such as club, convenience, and e-commerce. We also see meaningful opportunity to drive cross-purchase of our portfolio — encouraging, for example, consumers of Suja Organic cold-pressed juice to trial Suja Organic or Vive Organic wellness shots, and engaging Slice consumers who have demonstrated an overlap with our other functional beverage categories. By leveraging these natural brand adjacencies, we can expand household penetration and build more frequent, multi-brand relationships with our consumers.
Expanding store count, shelf space, and product assortment — combined with increased cross-brand engagement — can make our portfolio more accessible, unlock meaningful incremental household reach, and support sustained category share gains and top-line growth.
Continue Innovation Across Product Platform
Innovation is core to our DNA and a key driver in our next phase of growth. Our integrated platform enables us to expand across new categories, formats, and functional benefits while maintaining our leadership in the NHB market. We plan to accelerate innovation across three interconnected dimensions — product, brand, and technology — allowing us to continually identify whitespace opportunities and convert them into scalable offerings.
We intend to broaden our product portfolio through new functional platforms, flavor innovation, and price-pack architectures that meet evolving consumer needs across channels and occasions. Limited-time offerings will continue to serve as a proving ground for emerging trends, allowing us to test new flavors, benefits, and formats that can scale into permanent lines. We believe this approach will enable our brands to expand their roles across multiple dayparts and usage occasions.
As we continue to innovate, we plan to explore adjacencies across our product categories, as evidenced by our recent functional soda category entrance though our reimagined brand, Slice. Our innovation engine is designed not only to maintain our position in a rapidly changing market, but to define and expand the next generation of functional beverage consumption.
Unlock Full Potential of Slice to Capitalize on Current Momentum
Since launch in January 2025, Slice has rapidly gained traction with current brand awareness of 28%, and we believe it has the potential to become a category-defining brand in the functional soda space. Its combination of nostalgic flavor profiles and nutritious, better-for-you benefits directly align with consumer demand for refreshment without compromise. Since our purchase of the Slice intellectual property portfolio, we have systematically invested in marketing, merchandising, and distribution to drive awareness, trial, and shelf presence. As a result, Slice has achieved extensive reach across channels since launch, with an increase of more than 66,000 PODs according to Company estimates. Slice also has a higher NPS than its leading competitors as of September 2025 according to a Company survey, underscoring the brand’s growing resonance with consumers and retailers.
We plan to capitalize on this momentum by expanding distribution and efficiently sustaining marketing investments in the near-term, with an additional opportunity to drive margins by leveraging our vertically integrated manufacturing platform to bring production in-house. As we expand awareness and availability, we believe Slice can continue to capture meaningful share within not only the growing functional soda category, but also from the larger overall soda category, serving as a key growth driver within the Suja Life portfolio.
Leverage M&A Know-How to Opportunistically Expand the Suja Life House of Brands
Suja Life has become a consolidator of preference within the category, and we view M&A as a strategic extension of our growth platform, accelerating our category leadership and expanding our reach into complementary, high-growth wellness markets. The NHB market remains highly fragmented with emerging brands that resonate deeply with consumers but often lack the scale, resources, and infrastructure required for sustained expansion. We intend to leverage our platform capabilities — retail relationships, vertically integrated manufacturing, innovation expertise, and marketing scale — to unlock the full potential of these brands and drive long-term shareholder value.
Our approach to acquisitions is disciplined and highly selective. We target mission-aligned, complementary brands that fit naturally within our portfolio and operate in the fastest-growing subcategories with significant whitespace. We focus on businesses with a clean line of sight to category leadership, where our operational strengths can meaningfully accelerate growth. These advantages can span the entire value chain — from sales and marketing, distribution, and retail partnerships to manufacturing infrastructure, and cost efficiencies — creating mutual benefit and scale across the platform. Looking ahead, we plan to continue pursing accretive, synergistic opportunities that expand our reach across categories and consumption occasions, enhance our functional wellness leadership, and solidify our position as a leading platform in the NHB market. By combining entrepreneurial innovation with our in-house operational excellence and scale, we believe our acquisition strategy positions us to continue capturing industry tailwinds and driving sustained platform growth.
Leverage Existing Investments in Vertically Integrated Manufacturing to Cost-Effectively Meet Increasing Demand
We aim to drive sustainable top- and bottom-line growth as the foundation of our long-term profitability model. Our disciplined approach to expansion, portfolio optimization, and operational excellence positions us to deliver continued margin improvement as we scale. We see significant opportunity to leverage our manufacturing infrastructure and technological capabilities to support future innovation and volume growth. Our HPP platform and approximately 270,000 square-foot Oceanside campus provide meaningful capacity runway, enabling us to efficiently expand into adjacent categories with minimal incremental investment.
As we continue capturing market share within the high-growth NHB market, we expect to realize greater operating leverage through scale efficiencies, automation, and data-driven decision making. We plan to reinvest in initiatives that strengthen brand equity and long-term value creation while maintaining a focus on disciplined capital allocation. We believe our balanced approach — driving growth through innovation, efficiency, and strategic investment — will enable us to realize top-line growth while delivering attractive, sustainable returns for our shareholders.
Recent Developments
Preliminary Financial Results
We are in the process of finalizing our results for the quarter ended March 30, 2026. We have presented below ranges of certain unaudited preliminary results and estimates of selected key business metrics for the quarter ended March 30, 2026, as well as the comparative period for the quarter ended March 31, 2025. The following information reflects our preliminary estimates with respect to such data based on currently available information and does not present all necessary information for an understanding of our financial condition for the quarter ended March 30, 2026 and are not necessarily indicative of our results for future interim periods. These estimated metrics should not be viewed as a substitute for our financial statements prepared in accordance with GAAP included in this prospectus.
We have provided ranges, rather than specific amounts, for the information below, primarily because our financial closing and analysis procedures are not yet completed and, as a result, we expect that our final results upon completion of our closing procedures may vary from the preliminary estimates included herein. This financial information has been prepared by, and is the responsibility of, our management, is based solely upon information available to us as of the date of this prospectus and is subject to revisions based on our procedures and controls associated with our financial reporting process. Accordingly, there can be no assurance that these estimates will be realized, and undue reliance should not be placed on these preliminary estimates. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, or performed any procedures with respect to our preliminary results or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. Our actual unaudited condensed consolidated financial statements for the quarters ended March 30, 2026, and March 31, 2025, are not expected to be filed with the SEC until after the completion of this offering.

While we believe that such information and estimates are based on reasonable assumptions and management’s reasonable judgment, our actual results may vary. Factors that could cause the actual results to differ include (but are not limited to) the discovery of new information that affects accounting estimates and management’s judgments, or impacts valuation methodologies underlying these estimated results, the completion of our auditors’ procedures for the review of our interim consolidated condensed financial statements, and a variety of business, economic, and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information, unless required by law. The information set forth below should be read together with “Risk Factors,” “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Adjusted EBITDA is a non-GAAP supplemental financial measure. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for additional information as to how we define Adjusted EBITDA, the reasons why we include this measure and certain limitations to its use.
Although the financial results for the quarter ended March 30, 2026 are not yet finalized, we estimate that the financial results will fall within the following ranges, as compared to the quarter ended March 31, 2025:
Quarter Ended
	March 30, 2026 (Estimated)		March 31, 2025 (Actual)
	High	Low
($ in thousands)
Net sales	$	$	$
Gross profit	$	$	$
Net income (loss)	$	$	$
Adjusted EBITDA	$	$	$
We estimate that net sales for the quarter ended March 30, 2026 will be between $      million and $       million, compared to $      million for the quarter ended March 31, 2025, an increase of $      million or    %, calculated using the midpoint of the range. The period-over-period increase in net sales is primarily due to           . We estimate that gross profit for the quarter ended March 30, 2026 will be between $      million and $      million, compared to $      million for the quarter ended March 31, 2025, an increase of    %, calculated using the midpoint of the range. The period-over-period increase in gross profit is primarily due to           . We estimate that net income (loss) for the quarter ended March 30, 2026 will be between $      million and $      million, compared to $      million for the quarter ended March 31, 2025, an increase of $      million or    %, calculated using the midpoint of the range. The period-over-period increase in net income (loss) is primarily due to           .We estimate that Adjusted EBITDA for the quarter ended March 30, 2026 will be between $      million and $      million compared to $      million for the quarter ended March 31, 2025, an increase of $      million or    %, calculated using the midpoint of the range. The period-over-period increase in Adjusted EBITDA is primarily due to           .
Reconciliation of net income (loss) to Adjusted EBITDA
The following table provides a reconciliation from our preliminary estimates of net income (loss) to preliminary estimates of EBITDA and preliminary estimates of Adjusted EBITDA for the quarter ended March 30, 2026 (at the low end and high end of the estimated ranges set forth above) and the quarter ended March 31, 2025.

Quarter Ended
	March 30, 2026 (Estimated)		March 31, 2025 (Actual)
	High	Low
($ in thousands)
Net income (loss)	$	$	$
Tax expense
Interest expense
Depreciation and amortization
EBITDA
Incentive unit compensation
Non-recurring costs(1)
Sponsor costs(2)
Acquisition related costs(3)
Adjusted EBITDA	$	$	$

(1)
The quarter ended March 30, 2026 includes                 . The quarter ended March 31, 2025 includes                 .

(2)
Includes fees paid in cash to our sponsor which will not recur subsequent to our initial public offering due to changes in how these fees will be structured as a public company, including                 in the quarter ended March 30, 2026 and                  in the quarter ended March 31, 2025, in each case, pursuant to the Management Agreement, as described in the section titled “Certain Relationships and Related Party Transactions — Related Party Transactions — Management Agreement.”

(3)
The quarter ended March 30, 2026 includes                 . The quarter ended March 31, 2025 includes            .

Summary of Risks Associated with Our Business, This Offering and Our Class A Common Stock
Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors.” The following is a summary of the principal risks we face:
•
a reduction or limited availability of organic fruits, vegetables and other raw materials and ingredients for our juice products or an increase in the price of such materials and ingredients;

•
real or perceived quality or food safety issues with our products, which may diminish our brands and reputation;

•
strong competition in the food and beverage retail industry;

•
our reliance on distributor and retail customers for a significant portion of our sales, and our ability to maintain or further develop our sales channels;

•
our reliance on our local and regional farming partners and other third-party partners and those third parties’ ability to fulfill their obligations;

•
our reliance on our limited suppliers for materials used to package our products, the costs of which have in the past been, and may continue to be, volatile and subject to price increases;

•
failure by our transportation providers to deliver our products on time, or at all, and problems with our logistics network and arrangements;

•
our ability to manage our future growth effectively;

•
our ability to successfully forecast and manage our inventory at appropriate levels for our demand;

•
any damage or disruption at our production facilities in Oceanside, California, where our products are primarily manufactured;

•
our ability to quickly respond to new trends by introducing new products or successfully improving existing products;

•
an overall decline in the health of the economy and other factors impacting consumer spending;

•
a reduction in demand for and sales of our cold-pressed juices, wellness shots and functional sodas or a decrease in consumer demand for such products generally;

•
our ability to develop and maintain our brands and company image;

•
the success of our marketing strategies and channels at maintaining consumer awareness of our brands, building brand loyalty and generating interest in our products from existing and new consumers;

•
our failure to retain our senior management and key personnel;

•
advertising inaccuracies and product mislabeling, which may expose us to lawsuits, product recalls or regulatory enforcement actions;

•
our ability to comply with laws and regulations relating to data privacy, data protection, advertising and consumer protection;

•
food safety and food-borne illness incidents or other safety concerns, which may expose us to lawsuits, product recalls or regulatory enforcement actions;

•
our dependence on distributions from Holdings LP to pay our taxes and expenses, including payments under the Tax Receivable Agreement;

•
we will be controlled by PSP following this offering, and their interests may conflict with ours or yours in the future;

•
our dual class structure, and the impact that it may have on the market price of our Class A common stock;

•
our success with making acquisitions and integrating newly acquired products or businesses; and

•
potential litigation that could have an adverse effect on our business.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occur, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.
Ownership and Organizational Structure
Suja Life, Inc. is a Delaware corporation formed to serve as a holding company that will hold a direct or indirect interest in Holdings LP through one or more wholly owned subsidiaries. Suja Life, Inc. has not engaged in any business or other activities other than in connection with its formation and this offering. This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C approach permits certain existing owners of the business to retain their equity ownership in Holdings LP and to continue to realize the tax benefits associated with owning interests in a pass-through structure and provides potential future tax benefits for both the public company and the existing owners when they ultimately exchange their pass-through interests for shares of Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).
Upon completion of the Organizational Transactions and this offering and the application of the proceeds of this offering, we will be a holding company, our sole asset will be direct or indirect equity interests in Holdings LP and we will exclusively operate and control all of the business and affairs and consolidate the financial results of Holdings LP. See “Organizational Structure” for a complete description of the Organizational Transactions.

The Organizational Transactions described below will each be completed prior to or in connection with the completion of this offering:

•
Suja Life, Inc. was formed, and we will amend and restate the certificate of incorporation of Suja Life, Inc. (our “certificate of incorporation”) to, among other things, provide for Class A common stock and Class V common stock. See “Description of Capital Stock.”

•
We will amend and restate Holdings LP’s existing limited partnership agreement (the “Partnership Agreement”) to, among other things, (i) modify Holdings LP’s capital structure by replacing the current partnership interests with a single class of common ownership interests, and (ii) appoint Suja Life, Inc. as the sole general partner of Holdings LP. See “Organizational Structure — Amended and Restated Partnership Agreement of Holdings LP.”

•
Suja Life, Inc. will acquire, directly or indirectly, through a series of transactions which may include one or more contributions, mergers, or otherwise, LP Units owned by PSP Suja Life Blocker, LLC, a Delaware limited liability company through which affiliates of PSP hold a portion of their ownership interests in Holdings LP (the “Blocker Entity”), Vive Aggregator, LLC, a Delaware limited liability company (“Vive Aggregator”), Suja Life Management Holdings, LLC, a Delaware limited liability company (“Management HoldCo”), and Suja Life Management Holdings II, LLC, a Delaware limited liability company (“Management HoldCo II” and together with Management HoldCo, the “Management HoldCos,” and together with the Blocker Entity and Vive Aggregator, the “Direct LP Entities”), and certain other direct holders of LP Units, and in exchange therefor the owners of the Direct LP Entities and such other direct holders of LP Units shall receive, directly or indirectly, newly issued shares of Class A common stock.

•
We will issue shares of Class V common stock, which provide no economic rights, to direct holders of LP Units (other than Suja Life, Inc., directly or indirectly) (the “LP Unitholders”) on a one-to-one basis with the number of LP Units owned by such holders. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock — Class V Common Stock.”

•
We will enter into an exchange agreement (the “Exchange Agreement”) with Holdings LP and the LP Unitholders pursuant to which the holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). See “Organizational Structure — Exchange Agreement.”

•
We will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the TRA Parties, which will require us to pay to such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. See “Organizational Structure — Tax Receivable Agreement.”

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering, after deducting the underwriting discount and estimated expenses payable by us, will be approximately $      million ($      million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based on an assumed initial public offering price of $      per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use such net proceeds to acquire        newly issued LP Units in Holdings LP, directly or indirectly through one or more wholly owned subsidiaries at a purchase price per LP Unit equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discount.
In turn, Holdings LP intends to apply the balance of the net proceeds it receives from us (i) to repay $      million of borrowings under the first lien credit agreement, dated August 23, 2021 (as amended, the “Credit Agreement”), (ii) to pay expenses incurred in connection with this offering and the other Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes. See “Description of Certain Indebtedness” and “Use of Proceeds.”
The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)
The LP Unitholders other than PSP collectively own approximately    % of the equity interests of Holdings LP. Certain of these investors will continue to hold their equity interests in Holdings LP upon completion of this offering, and others will instead receive Class A common stock in connection with the Organizational Transactions.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and this offering and our application of the proceeds therefrom. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

Public Shareholders
PSP(2)
Other Pre-IPO Owners
New Vive Partnerships(3)
Class A Shares(4)
• % of voting power in Suja Life, Inc.(5)
• 100% of economic interests in Suja Life, Inc.
• One vote for each outstanding share of Class A common stock
• Class A common stock is publicly traded
PSP & Other Pre-IPO Owners(1)(2)
Class V Shares(4)
• % of voting power in Suja Life, Inc.(5)
• No economic rights in Suja Life, Inc.
• One vote for each outstanding share of Class V common stock
• Class V common stock is not publicly traded
Suja Life, Inc.
LP Units
• % of the outstanding LP Units in Holdings LP(5)
• Economic rights only; no voting rights except for certain limited approval rights under Delaware law
• LP Units are not publicly traded
• Exchangeable for shares of Class A common stock
LP Units Held Directly or Indirectly by Suja Life, Inc.
• % of the outstanding LP Units in Holdings LP(5)
• LP Units are not publicly traded
• Number of Class A units held directly or indirectly by wholly owned subsidiaries of Suja Life, Inc. equals the number of outstanding shares of Class A common stock
• Suja Life, Inc. may hold LP units through one or more subsidiaries (not depicted)
Holdings LP(1)
Operating Subsidiaries

(1)
Upon the completion of this offering, PSP will own    % of the total outstanding LP Units of Holdings LP and will possess voting and dispositive power over    % of the total outstanding LP Units of Holdings LP. Further, PSP will own shares of Class V common stock, and will own    % of all shares of Class A common stock. The remaining LP Unitholders will collectively own the remaining    % of the total outstanding LP Units of Holdings LP not held directly or indirectly by Suja Life, Inc. See “Principal Shareholders” for additional information about PSP and other LP Unitholders that will beneficially own more than 5% of our outstanding shares of common stock following the completion of this offering. In addition to PSP, our existing owners include a limited number of third parties that have invested in LP Units.

(2)
Upon completion of this offering, PSP will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Suja Life, Inc. through its ownership of our Class A common stock and Class V common stock. See “Principal Shareholders” for additional information about PSP.

(3)
Upon completion of this offering, historic owners of Vive Aggregator will hold interests in Suja Life, Inc. indirectly through new holding vehicles (the “New Vive Partnerships”), which will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Suja Life, Inc. through their ownership of our Class A common stock. See “Principal Shareholders” for additional information about the New Vive Partnerships.

(4)
Shares of Class A common stock and Class V common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class V common stock will be entitled to one vote on all matters to be voted on by shareholders generally. The Class V common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Suja Life, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class V common stock so delivered will be cancelled.

(5)
This percentage represents the number of LP Units owned by the applicable holder divided by the total of all outstanding LP Units and assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, (i) the holders of Class A common stock other than PSP will have    % of the voting power in Suja Life, Inc., (ii) PSP, through its ownership of our Class A common stock and Class V common stock, will have    % of the voting power of Suja Life, Inc., (iii) the LP Unitholders, including PSP, will own    % of the outstanding LP Units in Holdings LP and (iv) Suja Life, Inc. will own    % of the outstanding LP Units in Holdings LP.

Following this offering, each of the existing owners of LP Units will also hold a number of shares of our Class V common stock equal to the number of LP Units they own. Holders of our Class A common stock and Class V common stock will each be entitled to one vote per share on all matters on which shareholders are entitled to vote.

Suja Life, Inc. will also hold, directly or indirectly, LP Units, and therefore receive benefits from owning interests in an entity treated as a partnership for U.S. federal income tax purposes. As Suja Life, Inc. directly or indirectly acquires LP Units in exchange for shares of our Class A common stock or for cash pursuant to the Exchange Agreement mechanics described above, it will obtain a step-up in the tax basis in its share of the assets of Holdings LP and its flow-through subsidiaries. This step-up in tax basis will provide Suja Life, Inc. with certain tax benefits, such as future depreciation and amortization deductions, that can reduce its taxable income. Pursuant to the Tax Receivable Agreement, Suja Life, Inc. will be required to pay the TRA Parties, collectively,    % of the cash tax savings attributable to these tax benefits and certain other tax attributes and benefits described above; however, the remaining    % of such benefits will remain with Suja Life, Inc. The amount of any payments required to be made under the Tax Receivable Agreement will depend on various factors, including whether we have sufficient taxable income to fully utilize the tax benefits that are subject to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure — Tax Receivable Agreement.”
Pursuant to the Partnership Agreement, subject to certain restrictions, limitations, and assumptions, tax distributions will be made by Holdings LP to the holders of LP Units (including, directly or indirectly, to Suja Life, Inc.) on a pro rata basis in amounts at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement. Funds used by Holdings LP to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors — Risks Related to Our Organizational Structure.”
As a result of the Organizational Transactions:
•
the investors in this offering will collectively own        shares of our Class A common stock, PSP will own        shares of our Class A common stock, the New Vive Partnerships will own        shares of our Class A common stock, and other pre-offering owners will collectively own          shares of our Class A common stock;

•
Suja Life, Inc. will own        LP Units, indirectly through one or more wholly owned subsidiaries;

•
the other holders of LP Units will own        LP Units and an equal number of shares of Class V common stock;

•
our Class A common stock will collectively represent approximately    % of the voting power in us; and

•
our Class V common stock will collectively represent approximately    % of the voting power in us.

Tax Receivable Agreement
Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties that will require us to pay such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. The Tax Receivable Agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. We will record a $      million liability based on our estimate of the aggregate amount that we will pay to the TRA Parties under the Tax Receivable Agreement as a result of the Organizational Transactions. We will record an increase of $      million in deferred tax assets related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as a result of the Organizational Transactions. Additionally, we will record a decrease to additional paid-in capital of $      million, which is equal to the difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the Tax Receivable Agreement as a result of the Organizational Transactions.
No adjustment has been made to reflect future exchanges by LP Unitholders (or their transferees of LP Units or other assignees) of LP Units for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), as applicable, or distributions to LP Unitholders. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LP or any of its subsidiaries is a party. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the TRA Parties maintaining a continued ownership interest in Holdings LP or us.
The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges or distributions, the amount of gain recognized by the LP Unitholders upon exchanges or purchases of LP Units (which will depend on the value of Class A common stock at the time of the exchange), and the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Tax Receivable Agreement.”
Our Principal Shareholder
We have a valuable relationship with our principal shareholder, PSP. In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with PSP that provides PSP the right to designate nominees to our board of directors (our “Board”), subject to certain conditions.
The Director Nomination Agreement will provide PSP the right to designate (i)        of the nominees for election to our Board for so long as PSP beneficially owns common stock entitled to vote generally in the election of directors representing    % or more of the aggregate number of shares of Class A and Class V common stock outstanding upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization (the “Original Amount”); (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; and (v) one director for so long as PSP beneficially owns at least    % and less than    % of the Original Amount. In each case, PSP’s nominees must comply with applicable law and stock exchange rules. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.
PSP is a leading global investment firm with more than $6.5 billion in assets under management as of December 31, 2025. The firm specializes in sustainable food chain investing. With a differentiated focus on the global food and agribusiness sector, PSP leverages a thesis-driven approach and operational expertise to enhance value in each of its investments.

Controlled Company Status
After completion of this offering, PSP will continue to control a majority of the voting power in us. As a result, we will be a “controlled company.” Under Nasdaq’s rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See “Management — Corporate Governance — Controlled Company Status.”
General Corporate Information
We were incorporated in Delaware on October 8, 2025. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with our formation and the Organizational Transactions, including this offering and the application of the use of proceeds therefrom. Our principal executive offices are located at 3831 Ocean Ranch Boulevard, Oceanside, California 92056. Our telephone number is (855) 879-7852. Our website address is www.sujalife.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
only being required to present two years of audited financial statements within this registration statement, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.
Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for new or revised accounting standards.

The Offering
Issuer
Suja Life, Inc.
Class A common stock offered by us
      shares (or      shares if the underwriters’ option is exercised in full).
Underwriters’ option to purchase additional shares of Class A common stock
We have granted the underwriters an option to purchase up to      shares of Class A common stock from us within 30 days of the date of this prospectus.
Class A common stock to be outstanding immediately after this offering
      shares of Class A common stock (or        shares of Class A common stock if the underwriters’ option is exercised in full). If all outstanding LP Units were exchanged for newly issued shares of Class A common stock,        shares of Class A common stock (or      shares of Class A common stock if the underwriters’ option is exercised in full) would be outstanding.
Class V common stock to be outstanding immediately after this offering
       shares of Class V common stock (or      shares of Class V common stock if the underwriters’ option is exercised in full). Immediately after this offering, LP Unitholders will own 100% of the outstanding shares of our Class V common stock.
Ratio of shares of Class A common stock to LP Units
Our certificate of incorporation and the Amended and Restated Partnership Agreement of Holdings LP will require that we and Holdings LP at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LP Units owned, indirectly through one or more wholly owned subsidiaries, by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
Voting
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.
Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.
After this offering, the holders of LP Units (other than Suja Life, Inc.) will hold a number of shares of Class V common stock equal to the number of LP Units held by such holders. See “Description of Capital Stock — Class V Common Stock.”
Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.
Upon completion of this offering, we will be controlled by PSP’s affiliates and PSP’s affiliates will control approximately    % of the voting interest in our capital stock (or approximately    % if the underwriters exercise their option to purchase additional shares in full) on account of their ownership of Class A common stock and Class V common stock. Additionally, PSP’s affiliates may, pursuant to the Director Nomination Agreement, nominate        of the directors of the Company. See “Organizational Structure” and “Certain Relationships and Related Party Transactions —
Related Party Transactions — Director Nomination Agreement.”
Voting power held by holders of Class A common stock
    % (or 100% if all outstanding LP Units were exchanged for newly issued shares of Class A common stock on a one-for-one basis).
Voting power held by holders of Class V common stock
    % (or 0% if all outstanding LP Units were exchanged for newly issued shares of Class A common stock on a one-for-one basis).
Use of proceeds
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount and estimated offering expenses payable by us.
We intend to use the net proceeds to acquire, directly or indirectly through one or more wholly owned subsidiaries,        newly issued LP Units in Holdings LP at a purchase price per LP Unit equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discount.
In turn, Holdings LP intends to apply the balance of the net proceeds it receives from us (i) to repay $      million of borrowings under the Credit Agreement, (ii) to pay expenses incurred in connection with this offering and the other Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes.
See “Use of Proceeds” and “Organizational Structure.”
Controlled company
After this offering, assuming an offering size as set forth in this section, PSP will control approximately    % of the voting power (or    % of the voting power if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) in us through its ownership of our Class A common stock and Class V common stock. As a result, we expect to be a controlled company within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Status.”
Dividend policy
We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends on our        Class A common stock in the foreseeable future. Holders of our Class V common stock are not entitled to participate in any cash dividends declared by our Board. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions or applicable laws and other factors that our Board may deem relevant. Subject to funds being legally available for distribution, we intend to cause Holdings LP to make distributions to each of its partners, including us, in an amount intended to enable each partner to pay all applicable taxes on taxable income allocable to each partner and to enable us to make payments required under the Tax Receivable Agreement. As discussed under “Dividend Policy,” it is possible that we will receive distributions from Holdings LP significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, it will not be required (and does not currently intend) to do so. See “Dividend Policy.”
Exchange rights of holders of the LP Units
Prior to the completion of this offering, we will enter into the Exchange Agreement with the LP Unitholders and Holdings LP pursuant to which holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class V common stock so delivered will be cancelled. See “Organizational Structure — Exchange Agreement.”
Tax Receivable Agreement
Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties that will require us to pay such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.”
Registration Rights Agreement
We are party to a registration rights agreement (the “Registration Rights Agreement”) with certain LP Unitholders, including PSP. The Registration Rights Agreement provides such LP Unitholders registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such LP Unitholders can require us to register under the Securities Act shares of Class A common stock (including shares issuable to them upon exchange of its LP Units). The Registration Rights Agreement provides for piggyback registration rights for such LP Unitholders. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.”

Risk factors
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
Symbol for trading on Nasdaq
“SUJA”
Unless otherwise indicated, the number of shares of Class A common stock that will be outstanding after this offering:
•
assumes the effectiveness of the Organizational Transactions;

•
assumes an initial public offering price of $      per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus;

•
assumes that the underwriters’ option to purchase additional shares of Class A common stock is not exercised;

•
excludes the       shares of Class A common stock that may be issuable upon the exchange of        LP Units that will be outstanding immediately after this offering; and

•
excludes       shares of Class A common stock reserved for issuance under the Suja Life, Inc. Omnibus Incentive Plan (the “Omnibus Plan”).

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Other Data
The following tables present, as of the dates and for the periods indicated, (i) the summary historical consolidated financial and other data of Holdings LP and its consolidated subsidiaries and (ii) the summary unaudited pro forma financial data for Suja Life, Inc. and its consolidated subsidiaries, including Holdings LP. Following the completion of this offering, Holdings LP will be considered the predecessor of Suja Life, Inc. for financial reporting purposes. The summary consolidated statement of operations data for fiscal 2025, fiscal 2024 and fiscal 2023, and the summary consolidated balance sheet data as of the end of fiscal 2025 and fiscal 2024 have been derived from the audited consolidated financial statements and notes of Holdings LP and its subsidiaries included elsewhere in this prospectus.
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for the full year or any future period. The information set forth below should be read together with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed consolidated financial data of Suja Life, Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial statements and notes included elsewhere in this prospectus. The summary unaudited Pro Forma Condensed Financial and other data gives pro forma effect to the Organizational Transactions, this offering, the use of proceeds from this offering and all other items as presented in accordance with Article 11 under Regulation S-X for fiscal 2025 as if all such transactions had occurred on December 31, 2024, with respect to the statement of operations data, and December 29, 2025, with respect to the consolidated balance sheet data. The unaudited pro forma financial data include various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data.
The summary historical consolidated financial and other data of Suja Life, Inc. have not been presented, as Suja Life, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
				Pro Forma (unaudited)(2)
(in thousands, except share, per share and margin data)	Fiscal 2023	Fiscal 2024	Fiscal 2025	Fiscal 2025
Consolidated Statement of Operations
Net Sales	$224,409	$258,928	$326,624	$
Cost of Sales	(124,596)	(130,673)	(169,411)
Gross Profit	99,813	128,255	157,213
Operating Expenses	(108,033)	(127,638)	(148,687)
Income (loss) from operations	(8,220)	617	8,526
Other income, net	726	865	43
Interest expense	(19,752)	(20,301)	(30,045)
Loss before taxes	(27,246)	(18,819)	(21,476)
Benefit (provision) for income taxes	2,776	(1,947)	(1,861)
Net income (loss)	(24,470)	(20,766)	(23,337)
Net income (loss) margin	(11)%	(8)%	(7)%
Net income (loss) attributable to non-controlling interests

				Pro Forma (unaudited)(2)
(in thousands, except share, per share and margin data)	Fiscal 2023	Fiscal 2024	Fiscal 2025	Fiscal 2025
Net income (loss) attributable to Holdings LP member
Net income (loss) per common unit attributable to Holdings LP member – basic and diluted
Per Share Data:
Pro forma net income (loss) per share(1):
Numerator:
Net loss attributable to Suja Life, Inc.’s shareholders (basic and diluted)
Denominator:
Weighted average of shares of Class A common stock outstanding (basic)
Incremental shares of Class A common stock attributable to dilutive instruments
Weighted average of shares of Class A common stock outstanding (diluted)
Non-GAAP Financial Data:
EBITDA(3)	19,192	28,786	36,666
EBITDA margin(4)	9%	11%	11%
Adjusted EBITDA(5)	35,016	42,218	40,507
Adjusted EBITDA margin(6)	16%	16%	12%

(1)
See the unaudited pro forma condensed consolidated statement of operations in “Unaudited Pro Forma Condensed Consolidated Financial Data” for a description of the assumptions underlying the pro forma net income (loss) per share calculations.

(2)
Pro forma financial information gives effect to the Organizational Transactions and the Offering Transactions as presented in accordance with Article 11 under Regulation S-X. See the section entitled “Basis of Presentation” and the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Data” for a description of the adjustments and assumptions underlying the pro forma financial information.

(3)
We define EBITDA as net income (loss) as adjusted to exclude tax expense, interest expense, and depreciation and amortization. For a reconciliation of EBITDA to net income (loss), the most directly comparable measure calculated and presented in accordance with GAAP (as defined below), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

(4)
EBITDA margin is a non-GAAP financial measure that represents EBITDA divided by net sales for the applicable period, expressed as a percentage.

(5)
We define Adjusted EBITDA as EBITDA further adjusted for non-cash expenses and certain charges specific to transactions and events that we believe do not reflect the operations of the core business. For a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable measure calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

(6)
Adjusted EBITDA margin is a non-GAAP financial measure that represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage.

Consolidated Balance Sheet Data
	At End of		Pro Forma (unaudited)(2)
(in thousands, except per share and margin data)	Fiscal 2024	Fiscal 2025	Fiscal 2025
Cash	$16,162	$31,015	$
Working Capital(1)	1,654	12,287
Total assets	414,211	428,113
Long-term debt, net	277,904	301,157
Total liabilities	357,001	395,543
Total partners’ / shareholders’ equity	$57,210	$32,570	$

(1)
We define working capital as current assets less current liabilities.

(2)
Pro forma financial information gives effect to the Organizational Transactions and the Offering Transactions as presented in accordance with Article 11 under Regulation S-X. See the section entitled “Basis of Presentation” and the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Data” for a description of the adjustments and assumptions underlying the pro forma financial information.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business and Industry
Our future business, financial condition, results of operations, and cash flows may be adversely affected by reduced or limited availability of organic fruits, vegetables and other raw materials and ingredients for our juice products and by an increase in the price of such materials and ingredients.
Our ability to ensure a continuing supply of high-quality organic fruits, vegetables and other raw materials and ingredients for our juice products at competitive prices depends on many factors beyond our control. We rely on open market purchases in the spot market for some of our raw materials, as well as a limited number of regional suppliers that source and acquire certain of our raw materials used in the production of our organic juice products. Our financial performance depends in large part on their ability to arrange for the purchase of raw materials, including fruit, vegetables and other raw materials, in sufficient quantities and at competitive prices.
The fruits and vegetables from which our juice products are sourced, and the harvesting and transportation of them to our manufacturing facilities, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, wildfires, earthquakes, hurricanes, typhoons, pestilence and other shortages and disease, as well as political events, laws and regulations regarding farm workers (including with respect to immigration policies and enforcement priorities), water and energy conservation, and other conditions which can adversely impact quantity and quality, leading to reduced yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. Furthermore, our finished products are manufactured in Southern California, an area which has a history of earthquakes, droughts and wildfires, and are thus vulnerable to damage or disruption. In the event that we experience an unforeseen supply shortage, we may be required to secure an alternative supply on short notice at a significant additional cost. We may not be able to, or may choose not to, pass along increases in the cost of raw materials used to manufacture our products to our customers and consumers, which would reduce our gross margins.
We may have general difficulties in obtaining raw materials, particularly organic products, due to our high-quality standards. We currently source our fruits and vegetables from local and regional organic farmers in the United States and Mexico. We currently manufacture our products in Oceanside, California. Thus, the supply of fruits and vegetables may be particularly affected by any adverse events that occur in California. Any disruption in our ability to source fruits and vegetables from local and regional farmers would result in lower sales volumes and increased costs, and may adversely affect our business, financial condition, results of operations, and cash flows if the necessary supply cannot be replaced in a timely manner and at acceptable prices or at all.
In addition, we also compete with other food and beverage companies in the procurement of fruits, vegetables and other raw materials and ingredients, and this competition may increase in the future if consumer demand increases for these materials or products containing such materials, and if new or existing competitors increasingly offer products in these market sectors. If supplies of fruits, vegetables and other raw materials and ingredients that meet our quality standards are reduced or are in greater demand, this could cause our expenses to increase and we may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.
Our ability to source fruits, vegetables, and other raw materials may also be affected by any changes among farmers as to what they choose to grow and harvest, changes in global economic conditions or climate, and our or their ability to forecast or to commit to our raw materials requirements. Many of these farmers also have alternative income opportunities and the relative financial performance of growing certain fruits, vegetables or other raw materials and ingredients as compared to other potentially more profitable opportunities could affect their interest in working with us. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition, results of operations, and cash flows.
Our brands and reputation may be diminished due to real or perceived quality or food safety issues with our branded or private label products, which could have an adverse effect on our reputation, business, financial condition, results of operations, and cash flows.
We believe our consumers, retailers and distributors rely on us to provide them with high-quality products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, including a recall applicable to our products, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brands or products, which could in turn harm our reputation and sales, and could materially and adversely affect our business, financial condition, results of operations, and cash flows. Although we believe we and our farming partners and packaging suppliers have rigorous quality control processes in place, there can be no assurance that our products will always comply with the standards set for our products or that our farming partners and packaging suppliers will comply with our product specifications. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur. Product recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors, retail customers and shelf space or e-commerce prominence, and a potential negative impact on our ability to attract new customers and consumers, and maintain our current customer and consumer base due to negative consumer experiences or because of an adverse impact on our brands and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits. While we maintain batch and lot tracking capability to identify potential causes for any discovered problems, there is no guarantee that in the case of a potential recall, we will effectively be able to isolate all product that might be associated with any alleged problem, or that we will be able to quickly and conclusively determine the root cause or narrow the scope of the recall. Our potential inability to effect a recall quickly and effectively, or manage the consumer and retailer communication in a way that mitigates concerns, might create adverse effects on our business and reputation, including large recall and disposal costs and significant loss of net sales. There is no assurance that this health risk will always be preempted by such quality control processes, or that the root cause may occur after the product leaves our control. In addition, fruits, vegetables and organic materials are naturally occurring and may vary in taste by growing area and season. While we attempt to achieve a reasonably consistent taste across all our supply network with each product, there is no guarantee that we will be able to do so, which may result in customer dissatisfaction or complaints about lack of consistency across our product batches.
We have implemented food safety policies and procedures designed to follow industry best practices and work closely with our partners and suppliers in connection with food safety concerns. For example, we conducted a recall in 2019 for a kombucha product packaged by a co-manufacturer after receiving consumer complaints that foreign glass material was found in the product. We were an active participant in the recall and worked alongside the co-manufacturer to implement and complete its corrective action plan, but we cannot guarantee that our efforts will always be effective in preventing and responding to food safety concerns.
Additionally, damage, contamination or quality impairments to our products may occur after our products leave our control. Damage to packaging materials may occur during product transport and storage resulting in product spoilage or contamination, which may be impossible to detect until opened and tasted by the consumer. Because our product safety and quality are highly dependent on maintaining low temperatures throughout the production and distribution process, any disruption of cold chain distribution facilities could significantly impair our ability to meet customer demand. Disruptions to our distribution channels may occur for a variety of reasons, including equipment or refrigeration failure, utility outages, cybersecurity breaches, supply shortages, labor disputes, staffing challenges, pandemics or health emergencies, transportation delays, or natural disasters such as floods, hurricanes, or extreme temperatures. Any such disruption could cause product spoilage, delays in order fulfillment, reduced product availability, and lost revenue. We may have limited ability to shift production or reroute distribution without impacting our ability to supply product, guarantee freshness and meet customer satisfaction. Further, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time, or they may open and reseal them, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, our responses may not be satisfactory to consumers, retailers or distributors, which can adversely affect our reputation and could result in retailers or distributors holding our product from sale. If consumers, retailers or distributors do not perceive our products to be safe or of high quality as a result of such actions or events outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brands would be diminished, and our reputation, business, financial condition, results of operations, and cash flows would be materially and adversely affected.
Any loss of confidence on the part of consumers, retailers or distributors in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality products and may significantly reduce our brands’ value and damage relationships with retail and distributor customers. Issues regarding the safety of any of our products, regardless of the cause, may materially and adversely affect our business, financial condition, results of operations, and cash flows.
Competition in the food and beverage retail industry is strong and presents an ongoing threat to the success of our business.
We operate in a highly competitive market, which includes large multinational companies as well as many smaller entrepreneurial companies seeking to innovate and disrupt the categories in which we compete. As a category, cold-pressed juices, wellness shots and functional soda compete for space and share of the road with a wide range of beverage offerings. In particular, our cold-pressed juices and wellness shots compete with functional refreshment, energy drinks, vitamins, ready-to-drink teas and coffees and other non-organic or health-focused beverages, and many of these products are marketed by companies with substantially greater financial resources than ours. In addition, our Slice brand competes with well-established soda brands and other good-for-you beverages. We also compete with a number of natural, organic and functional food and beverage producers. Our competitors also include traditional juice brands, as well as better-for-you beverage brands. We and these competing brands and products compete for limited retail and foodservice customers and consumers. In our market, competition is based on brand equity, consumer relationships, consumer needs, product experience (including taste, functionality and texture), nutritional profile and dietary attributes, sustainability of the supply chain (including raw materials), quality and type of ingredients, distribution and product availability, retail, foodservice and e-commerce customer relationships, marketing investment and effectiveness, pricing and product packaging.
We continuously compete for retail customers (including grocery stores, supermarkets, health stores and others), foodservice customers (including coffee shops, cafes, restaurants and fast food) and e-commerce (both direct-to-consumer and through third-party platforms) customers. Consumers tend to focus on price as one of the key drivers behind their purchase of food and beverages, and consumers will only pay a premium price for a product that they believe is of premium quality and value. In order for us to not only maintain our market position as a premium quality platform of brands, but also to continue to grow and acquire more consumers, we must continue to provide delicious and high-quality products at acceptable price points.
Conventional food or beverage companies, which are generally multinational corporations with substantially greater resources and operations than us, may acquire our competitors or launch their own products similar to our own or other products that compete with us. Such competitors may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. These large competitors may decide not to compete in cold-pressed juices, wellness shots and functional soda, but rather to use their retail relationships and category insights to reduce retailer excitement for the category, impacting our visibility and shelf space. We invest in category insights and often co-develop new products in partnership with our private label and retail customers to offset these potential viewpoints and excite retailers and distributors for the future of our categories, but there is no guarantee that our efforts will be successful.
Retailers or other competitors may attempt to market competitive products under their own private labels, which could be sold at lower prices, receive more optimal shelf space in retail settings or be subject to more aggressive promotional efforts, and compete with our products. Further, we cannot guarantee that we will continue to be a private label business partner for retailers that sell products under their own private labels in future years. If the quality of competing private label or branded products were to be compromised, it could affect consumer perceptions of organic juices or good-for-you beverages generally, which could impact our business. Additionally, some of our distribution partners may start to carry competing products, or in some cases, also are brand owners of beverage products that might compete with us. If we fail to adequately differentiate our products from those of our competitors, we may lose market share and pricing power, and fail to attract or retain loyal customers. In addition, the increasing number of competing products and limited shelf space in retail outlets may further limit our ability to establish and maintain a distinctive market position.
Competitive pressures or other factors could cause us to lose market share and lead to reduced space allocated to our products, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which could adversely affect our margins and could adversely affect our business, financial condition, results of operations, and cash flows. Many of our current and potential competitors in the natural, organic and functional food, beverage and vitamin industries have longer operating histories, greater brand recognition, better access to distribution capabilities, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and maintain deeper customer relationships with key retailers due to their extensive brand portfolios than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we can.
We expect competition in the natural, organic and cold-pressed juices, wellness shots, functional soda and good-for-you beverage markets to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control. If we fail to compete successfully in this market, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.
We are dependent on distributor and retail customers for a significant portion of our sales, and our failure to maintain or further develop our sales channels could adversely affect our business, financial condition, results of operations, and cash flows.
We derive a significant portion of our net sales from our network of distributors and retail customers (whether serviced directly or through distributors). Our two largest customers comprised of distributor customers and retail-direct customers of our products, accounted for approximately 29% and 10% respectively, of our net sales for fiscal 2025. We cannot be certain that these customers will not represent a larger percentage of our net sales than they do currently. No other retailer or distributor represented more than 10% of our net sales in fiscal 2025.
A decision by either of our largest retail customer or distributor, or any other major distributor or retail customer, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the quantity or breadth of product purchased from us, or to change their manner of doing business with us and their support of our products, could substantially reduce our net sales and adversely affect our business, financial condition, results of operations, and cash flows. Loss of a retail customer for our branded products could also result in the loss of any private label business we do for such retail customer. In addition, any store closings or changes in retail strategy, such as a retailer’s desire to carry products from different companies, by our retail customers, particularly our largest retail customer, could shrink the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our products. If any negative change in our relationship with our largest distributor and retail customer occurs, any other disputes with key customers arose, if we were to lose placement and support of any of our key customers or if any of our key customers consolidate and/or gain greater market power, our business, financial condition, results of operations, and cash flows would be materially and adversely affected. In addition, we may be similarly adversely impacted if any of our key customers, particularly our largest distributor and retail customer, experience any operational difficulties or generate less traffic, in which case we cannot guarantee that we will be able to find suitable replacement partners on favorable terms, or at all. We enter into pricing support and promotional arrangements with our distributors to encourage execution and pricing activity on our brands, and in some cases offer invasion fees when product is shipped directly to a specific retailer in their geographic market. There is no guarantee that these arrangements will be effective, or that disputes will not arise as to the sharing of the costs of such activity, which could impact our relationship with the distributors or impose additional costs on us.
We generally do not have long-term contracts or minimum purchase volumes with our retail-direct customers beyond promotional price arrangements, except in cases related to private label supply, and the duration of these relationships and terms are subject to change and adjustment based on the performance of the products and our performance as a supplier of these products. We seek to maintain the relationships with these customers’ private label brands and be their supplier of choice, but we cannot guarantee that we will maintain our share of this business, nor that the economic terms we will negotiate with such customers in the future will be favorable to us. The loss of any part of a key customer’s private label business may negatively impact that customer’s support of our branded products, and could adversely affect our business, financial condition, results of operations, and cash flows.
Certain of our distributors or retail-direct customers may from time-to-time experience financial difficulties, including bankruptcy or insolvency. If our customers suffer significant financial or operational difficulty, they may reduce their orders from us or stop purchasing from us and/or be unable to pay the amounts due to us timely or at all, which could adversely affect our ability to collect on receivables, our net sales and our results of operations. As of December 29, 2025, no distributor or retail-direct customers accounted for more than 15% of our accounts receivable balance. It is possible that customers may contest their contractual obligations to us, whether under bankruptcy laws or otherwise. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation. If we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, financial condition, results of operations, and cash flows may be materially and adversely affected. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers and ongoing support by distributors. Retailers or distributors that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. Consolidations among our customers would concentrate our credit risk and, if any of these retailers or distributors were to experience a shortage of liquidity or consumer behavior shifts away from their retail model or their service area, it would increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular region increases the risk that if any one of them substantially reduces their purchases of or support for our products, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales and net sales whether sold directly to retailers or through distributors.
We are dependent on our local and regional farming partners, and if we fail to maintain our relationship with such third-party partners, or such third parties are unable to fulfill their obligations, our business could be harmed.
We do not farm our fruits, vegetables and other raw materials and ingredients directly. In limited circumstances, we may also utilize co-manufacturers for our juice to satisfy capacity challenges. Our success depends upon our ability to maintain our relationships with existing farmers and our other third-party partners and to enter into new arrangements in the future. We have existing agreements with our local and regional farmers, many of which are terminable under certain conditions, including in some cases without cause. If our local and regional farming partners and other third-party partners deprioritize, become unable to provide or experience delays in providing our products, or if the agreements we have in place are terminated, our ability to produce a sufficient selection or volume of our products at acceptable prices and on a timely basis could suffer. Additionally, if we do not use capacity that is otherwise available to us, or our suppliers otherwise prefer to transact business with our competitors, our suppliers may choose to supply competitors, which could have an adverse effect on our business. Our ability to maintain effective relationships with our third-party partners for the sourcing of raw materials from local suppliers and to otherwise facilitate the manufacture and production of our products is important to the success of our operations.
If we need to replace an existing farming partner due to bankruptcy or insolvency, lack of adequate supply, failure to comply with our specifications, performance against our contracts and our demands, disagreements or for any other reason, there can be no assurance that we will find an alternative farming partner with access to adequate supplies of raw materials or sufficient capacity when required on acceptable terms or at all, or that a new partner would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. Finding new farming or other third-party partners may take a significant amount of time and resources, and once we have identified such new partner, we would have to ensure that they meet our standards for quality control and have the necessary capabilities, responsiveness, high-quality service and financial stability, among other things, as well as satisfactory labor, sustainability and ethical practices that align with our values and mission. We may need to assist that partner in purchasing and installing processing capability, which may further delay and increase the financial costs of including them in our supply network and increase the financial risk of that relationship. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our sales might decrease and our business, financial condition, results of operations, and cash flows may be materially and adversely affected.
We have in the past sought, and from time to time in the future may seek, to amend the terms of our agreements to secure additional capacity or address urgent supply needs, and we cannot guarantee that we will be able to maintain or achieve satisfactory economic terms with our existing partners. In addition, our third-party partners may not have the capacity or the desire to supply us with sufficient materials to keep pace with our growth plans, especially if we need significantly greater amounts of production capacity on short notice. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships and to onboard them in a timely manner to meet our expected demand.
Additionally, a natural disaster, fire, power interruption, work stoppage, labor matters (including labor shortages, illness or absenteeism in workforce and changes in government regulation relating to immigration policy or otherwise) or other calamity at our facilities or the facilities of our farming partners or other third-party partners or any combination thereof would significantly disrupt our ability to deliver our products and operate our business. We may not be able to, or may choose not to, pass along increases in the cost of raw materials used to manufacture our products to our customers and consumers, which would reduce our gross margins. In the future, we expect that these partners may experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, loss of certifications, employee-related incidents, delays in raw material deliveries or other similar natural emergencies. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.
We are dependent on our limited suppliers for materials used to package our products, the costs of which have in the past been, and may continue to be, volatile and subject to price increases.
In addition to purchasing fruits, vegetables, and other raw materials and ingredients, we negotiate the terms and specifications for the purchase, manufacturing, and production of the bottles and other packaging we use for our cold-pressed juices, wellness shots, and functional sodas to certain packaging suppliers whom we rely on to provide us with quality products in substantial quantities on a timely basis. The majority of our products are produced and packaged with materials sourced from a few suppliers, and our success depends upon our ability to maintain our relationships with existing suppliers and manufacturers. For example, we outsource the bottling and packaging of our Slice beverages to one packaging supplier. Any disruption to their business could result in risks beyond our direct control, such as shipment delays, increased costs, or reduced product availability. As of December 29, 2025, amounts due to AmCor Rigid Plastics USA, Inc. represented 18% of total accounts payable. While we believe that we may be able to establish alternative supply relationships for some of these materials, we may be unable to do so in the short term, or at all, at prices or quality levels that are acceptable to us, and the loss of AmCor Rigid Plastics USA, Inc. or another vendor or a significant disruption in their operations could have an adverse effect on our operations. Further, any such alternative supplier arrangements may lead to increased costs or delays.
Any disruption in the supply of our plastic bottles could delay our production and hinder our ability to meet our commitments to customers. If we are unable to obtain a sufficient quantity of our packaging on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources or replace an existing packaging supplier due to bankruptcy or insolvency, lack of adequate supply, failure to comply with our product specifications, performance against our contracts and our demands, disagreements or for any other reason, sales of our products could be delayed or we may be required to redesign our products. Unforeseen events affecting our suppliers might also cause us to shift to alternative packaging sources that might make it difficult for us to meet demand for our products. Additionally, there can be no assurance that we will find an alternative packing supplier with sufficient capacity when required or on acceptable terms or at all. Such a shift on short notice could result in lost sales, reduced gross margins or damage to our customer relationships, which would adversely affect our business, financial condition, results of operations, and cash flows. We have experienced, and may continue to experience, price increases and significant price volatility in the materials used to package our products and other supplies that we purchase. Volatility in the prices of our packaging materials and other supplies that we purchase could increase our cost of sales and negatively impact our results of operations. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes or lost relationships. If we are not successful in managing our packaging costs, or if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs may adversely affect our business, financial condition, results of operations, and cash flows.
Further, changes in business conditions, pandemics, governmental regulations and other factors beyond our control or that we do not presently anticipate could affect our packaging suppliers’ ability to receive components from our existing or future suppliers of such materials or the availability of such components generally. Additionally, a natural disaster, fire, power interruption, work stoppage, labor matters (including labor shortages, illness or absenteeism in workforce and changes in government regulation relating to immigration policy or otherwise) or other calamity at the facilities of our packaging suppliers or any combination thereof would significantly disrupt our ability to deliver our products and operate our business. The unavailability of any components for our suppliers could result in production delays and idle manufacturing facilities which may increase our cost of operations and render us unable to fulfill customer orders in a timely manner.
Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales, and problems with our logistics network and arrangements may increase costs and our or our customers’ ability to deliver our products to market could be adversely affected.
We currently rely upon third-party transportation providers for nearly all of our product shipments. Our utilization of delivery services for shipments or shipments through our own freights is subject to risks, including availability of trucking capacity and increases in fuel prices, which would increase our shipping costs, and employee strikes or work stoppages and inclement weather, which may impact our ability and the ability of providers to provide delivery services that adequately meet our shipping needs. In particular, the popularity and high volume of online shopping following the COVID-19 pandemic has led to an increase in demand for shipping services and supplies, which, together with increases in fuel prices and labor shortages, has resulted, and may in the future result, in increases in our expenses incurred for distributing our products. We periodically change shipping companies, and when such change occurs, we have experienced, and in the future could experience, logistical difficulties that have, and in the future could, adversely affect deliveries. In addition, we have in the past, and could in the future, incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and may adversely affect our business, financial condition, results of operations, and cash flows.
In addition, other unforeseen or catastrophic events could damage the facilities of our warehousing and fulfillment service providers or render them inoperable, or effect the flow of product to and from these centers, or impact our ability to manage our partners, making it difficult or impossible for us to process customer or consumer orders for an extended period of time. We could also incur significantly higher costs and longer lead times associated with distributing inventory during the time it takes for our third-party providers to reopen, replace or bring the capacity back to normal levels for their warehouses/fulfillment centers and logistics capabilities after a disruption.
The inability to fulfill, or any delays in processing, customer or consumer orders from the warehousing/fulfillment centers of our providers, or any quality issues, could result in the loss of consumers, retail partners or distributors, or the issuances of penalties, refunds or credits, and may also adversely affect our reputation. The success of our retail or distribution partners depends on their timely receipt of products for sale and any repeated, intermittent or long-term disruption in, or failures of, the operations of the warehouses/fulfillment centers of our partners could result in lower sales and margins, a loss of loyalty to our products and excess inventory. The insurance we maintain for business interruption does not cover all risk, may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all, and any insurance proceeds may not be paid to us in a timely manner. Additionally, we will need to continue to update and expand our systems to manage these warehouse/fulfillment centers and related systems to support our business growth and increasing complexity, particularly upon the completion of our initial public offering, which may require significant amounts of capital and maintenance and creates others risks, including those related to cyber security and system availability.
In addition, volatility in the global oil markets, armed conflicts and related sanctions and bans, changes in global trade policy and other macroeconomic factors have resulted in higher fuel prices in recent years, which companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. Shortages of capacity in shipping have occurred and may continue to occur due to economic, weather and pandemic effects, that have affected the smooth flow of our supply chain and increased transportation costs and decreased reliability. If fuel prices, shipping supply costs or transportation costs continue to increase, we will experience higher shipping rates and fuel surcharges, as well as surcharges on our raw materials and packaging. It is hard to predict if current rates and capacity will continue in the future and what long-term rates could be. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition, results of operations, and cash flows.
Supply chain disruptions and cost increases, whether as a result of inflation, tariffs or otherwise, have historically, and could have in the future an adverse effect on our business, financial conditions, results of operations and cash flows.
Over the last several years, we have experienced inflationary cost increases in our cost of sales, including packaging, ingredients, labor and transportation, and in our operating expenses, including increased overhead costs such as electricity and other utilities. In 2020 and 2021, we were also impacted by global supply chain disruptions, which increased lead times and freight costs. While the impact of these cost increases has eased in the past several quarters, and we have taken steps to minimize the potential impact of such increased costs in the future by diversifying our supplier base, working closely with our existing suppliers to ensure a continued supply of high-quality ingredients, and expanding our delivery infrastructure, inflationary and supply chain pressures may increase in the future, which could adversely affect our business, financial condition, results of operations, and cash flows. Additionally, there can be no assurance that the future imposition of any tariffs currently proposed by the U.S. presidential administration or in effect, changes thereto, or potential actions taken by countries in response to such tariffs will not result in increased costs to us and such tariffs could have a material and adverse effect upon our business, financial condition, results of operations, and cash flows.
In the past, we have experienced impacts on inventory availability and delivery capacity, such as staffing challenges, efficiency delays, raw material pricing increases, and additional costs related to safety measures. Additionally, the popularity and high volume of online shopping has resulted in and may continue to result in an increase in demand for shipping services and supplies, which, together with shortages of capacity in shipping due to economic, weather, and pandemic effects, have affected the smooth flow of our supply chain and increased transportation costs and decreased reliability.

To mitigate these disruptions, we maintain insurance for business interruption. However, such insurance does not cover all risk, may not be sufficient to cover all of our potential losses, and may not continue to be available to us on acceptable terms, if at all, and any insurance proceeds may not be paid to us in a timely manner. Additionally, we have taken steps to minimize the impact of these increased costs by increasing the prices of our products and through our procurement process, through which we enter into supplier agreements with set pricing terms, which is done in tandem with our budgeting process when inflation estimates are thoroughly evaluated. However, we may not be able to implement further price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes or lost relationships. As such, any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.
Our business is significantly dependent on our ability and the ability of our third-party partners to meet our respective labor needs, and we or they may be subject to work stoppages at facilities, which could negatively impact our results of operations.
The success of our business depends significantly on our ability and the ability of our third-party partners, including farmers and other third-party partners, to attract, hire and retain quality employees, including employees at farms and distribution facilities, many of whom are skilled. We and/or our third-party partners may be unable to meet our respective labor needs and control costs due to external factors such as the availability of a sufficient number of qualified persons in the work force of the markets in which we and/or our third-party partners operate, unemployment levels, demand for certain labor expertise, prevailing wage rates, wage inflation, changing demographics, health and other insurance costs, adoption of new or revised employment and labor laws and regulations (including changes in immigration policy and enforcement priorities), and the impacts of man-made or natural disasters, such as tornadoes, hurricanes, and global pandemics or epidemics. Recently, various legislative movements have sought to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states. Should we or our third-party partners fail to increase wages competitively in response to increasing wage rates, the quality of the workforce could decline. Any increase in the cost of labor among our employee population or that of our third-party partners could have an adverse effect on our operating costs, financial condition, results of operations, and cash flows. We and/or our third-party partners face significant competition for qualified and skilled employees. If we are unable to hire and retain skilled employees, our business could be materially and adversely affected. We may incur significant costs to attract and retain skilled employees, and we may lose new employees to competitors before we realize the benefit of our investment in recruiting and training them. In addition, our employees are attractive targets for new and existing competitors. If our employees or the employees of our farming partners, packaging suppliers, warehousing and fulfillment service providers or shipping partners were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. Any interruption in the delivery of our products could reduce demand for our products and could adversely affect us.
Additionally, our success depends on our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brands effectively and establish credibility with our business partners and consumers. See “— If we cannot maintain our company culture and focus on our mission as we grow, our success and our business and competitive position may be harmed.” If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired.
If we fail to manage our future growth effectively, our business could be materially and adversely affected.
We have expanded our operations rapidly since our inception and anticipate further growth, although there are no guarantees of growth in any year. For example, our net sales have increased to $258.9 million in fiscal 2024 and to $326.6 million in fiscal 2025. If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with changing trends in consumer preferences.
Any growth places significant demands on our management, financial, operational, technological and other resources and on our farming partners and packaging suppliers. The anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and may require significant additional resources and expertise, which may not be available in a cost-effective or timely manner, or at all. Further, we may be subject to reputational risks should our rapid growth jeopardize our relationships with our retail customers, distributors, consumers or suppliers.
Our net sales growth rates may slow over time due to a number of reasons, including increasing competition, market saturation, slowing demand for our offerings, increasing regulatory costs and challenges, and failure to capitalize on growth opportunities. If we fail to meet increased consumer demand as a result of our growth, our competitors may be able to meet such demand with their own products, which would diminish our growth opportunities and strengthen our competitors. If we plan for demand that does not happen, we may have to donate or destroy surplus inventory and associated ingredients and packaging materials. Further, if we expand production capacity in anticipation of growth which ultimately does not occur, it may create excess capacity and supply in the industry, leading to downward pricing pressure and negative impacts on our business, financial conditions, results of operations and cash flows. If we do not effectively predict and manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which adversely affect our business, financial condition, results of operations, and cash flows.
We may face difficulties as we expand our operations into countries in which we have no prior operating history.
We may explore expanding our footprint in order to enter into new markets through partnerships with importers and distributors, or direct sales to retailers, among other potential strategies. This may involve expanding into countries for which we do not have current knowledge and expertise and may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. Further, our planned go-to-market strategies may not be the optimal approach in certain markets and our choice of partners may not be optimal, which may require us to consider, develop and implement alternative entry and marketing strategies or to pull out of those markets. This could be more costly to implement or use more resources than we anticipated, which could have an adverse effect on our results of operations. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets.
Additionally, to expand into new countries, we may need to rely on local partners and distributors who may not fully understand our business or our vision. Should we expand our business into new countries, we may encounter regulatory, legal, personnel, technological, consumer preference variations, competitive and other difficulties, including exposure to new foreign exchange risks, that increase our expenses and/or delay our ability to become profitable in such countries, which may adversely affect our business, financial condition, results of operations, and cash flows.
Our cash flows and results of operations may be negatively affected if we are not successful in forecasting and managing our inventory at appropriate levels for our demand.
Efficient inventory management is a key component of our success. To be successful, we must maintain sufficient inventory levels to meet our customers’ demands without allowing those levels to increase to such an extent that the costs of holding the products unduly impact our financial results or create obsolete inventory.
Our independent distributors and retail-direct customers are not required to place minimum weekly orders for our products beyond meeting a minimum delivery quantity for shipping. While we expect distributors to maintain on average one to two weeks of inventory to support their businesses and to cover any supply or service issues, there is no guarantee that they will do so. Distributors and retail-direct customers typically order products from us on a weekly basis, or with approximately ten- to fourteen-day lead times, in quantities and at such times based on their expected demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by our distributors and direct retail customers or whether any of these customers will continue to purchase products from us with the same frequency and at volumes consistent with their past practice or to maintain historic inventory levels. Additionally, our larger distributors and retail-direct customers may make orders that are larger than we can fill in the requested timeframe, and such orders may roll into another period or be cancelled. For example, certain of our retailers may offer promotions including rebates and temporary price discounts on our products and we do not have control over the timing or frequency of these promotional activities. If we underestimate future demand for a particular product or do not respond quickly enough to replenish our products or do not forecast mix changes, or otherwise fail to adjust to fill customer orders, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders and inventory shortages at our customers. Shortages in distributor inventory levels may result in poor service to retailers and lost retail sales, in turn negatively impacting our sales to distributor customers and harming our relationship with customers. Shortages in inventory levels at our retail-direct customers may result in our products being out of stock on their retail shelves resulting in customer dissatisfaction and reduced net sales and damaging our relationship with our retail-direct customers. Shortages in inventory levels could also result in our inability to fulfill orders placed through our e-commerce business, resulting in customer dissatisfaction and reduced net sales and damage to our reputation and customers’ willingness to use our e-commerce platform.
We have previously decided to discontinue products, such as our Kombucha products, which resulted in us recording a write-down. In the future, we may decide to discontinue a product, and/or any new products we introduce may not gain market acceptance, which may result in returns by customers and excess inventory. In such cases, we may have to record write-downs, which may be significant. In addition, if we do not accurately predict customer trends or spending levels or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete, aged or excess inventory or record write-downs relating to the value of obsolete, aged or excess inventory. See “— Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends by introducing new products or successfully improving existing products or adopt new technology or marketing practices effectively, our business may be adversely affected.”
It is in the nature of organic juice products and other fresh ingredients to degrade over time, and so our inventory may reach its expiration date and not be sold. Maintaining adequate inventory requires significant attention to and monitoring of market trends, local market demands, performance of our fruits and vegetables, raw material and other ingredient suppliers and performance of our logistics suppliers and distributors, and it is not certain that we will be effective in the collection and monitoring of data to enable efficient inventory management. Although we seek to forecast and plan our product needs sufficiently in advance of anticipated requirements to facilitate scheduling production time, and arrange for the availability and supply of packaging and ingredient materials, any production or delivery delays would reduce our flexibility to react to short term or unexpected consumer demand changes and can require planning as much as three months in advance to coordinate all materials for production. In addition, our inventory could be damaged or destroyed, particularly in the event of any casualty or disruption to our warehouses/fulfillment centers or losses during ocean freight transit or outbound shipping. As we expand our operations, it may be more difficult to effectively manage our inventory as the complexity of our business increases. In any cases where consumers might not have access to our products, our reputation and brands could be harmed, and consumers may be less likely to purchase our products in the future. In any cases where retailers or distributors might not have access to our products, our relationship with these customers could be harmed. If we are not successful in managing our inventory balances, it could adversely affect our business, financial conditions, results of operations and cash flows.
Our products are primarily manufactured and shipped from our production facilities in Oceanside, California, and any damage or disruption at these facilities may harm our business.
A significant portion of our operations are located in our Oceanside manufacturing facilities, including the production of all Suja Organic and Vive Organic branded products. A natural disaster, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce) or other calamity at any one of our facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. We may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents or delays in raw material deliveries. In particular, certain of the equipment used to manufacture our products, such as cold-presses and HPP equipment, could be difficult or costly to replace or repair if damaged. We are aware of only two suppliers of scaled HPP equipment globally, and as a result, we believe there could long lead times and significant costs to acquire this equipment. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits. We have property and business disruption insurance in place for all of our facilities; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.
We have in the past and in the future may continue to make efforts to expand our manufacturing facilities. Our manufacturing footprint at our state-of-the-art campus in Oceanside, California is currently approximately 270,000 square feet. Planning the construction and opening of any new facilities in the future may require, significant capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. In addition, in the event of further expansion, we will need to hire and retain more skilled crew members to operate the expanded facilities. Even if our expansions are brought up to full processing capacity, they may not provide us with all of the operational and financial benefits we expect to receive.
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends by introducing new products or successfully improving existing products or adopt new technology or marketing practices effectively, our business may be adversely affected.
We have positioned our brands to capitalize on growing consumer interest in clean label, and great-tasting cold-pressed juices, wellness shots and functional soda, particularly organic juice products, private label products and other cold-pressed juices and wellness shots and good-for-you beverages. The market in which we operate is subject to changes in consumer preference, perception and spending habits. A key element of our growth strategy depends on our ability to develop and market new products, product extensions and improvements to our existing products that meet our standards for quality and appeal to consumer preferences.
Consumer demand for our products and interest in our offerings could change based on a number of possible factors, including changes in dietary habits, refreshment and nutritional habits, concerns regarding the health effects of ingredients, the usage of single use packaging, the impact of our supply chain on our sourcing communities, shifts in preference for various product attributes or consumer confidence and perceived value for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer needs, there can be no assurance that our efforts will be successful. If consumer demand for our products decreased, including due to a failure to introduce new products or successfully improve existing products, our business, financial condition, results of operations, and cash flows may be materially and adversely affected.
In addition, our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different tastes and our future success depends in part on our ability to anticipate and respond to these changes. The success of our innovation and product development efforts is affected by the technical capability of our innovation staff in developing and testing product prototypes to meet these consumer needs while complying with applicable governmental regulations, the ability to obtain trademarks, patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in designing, branding and packaging and introducing and marketing new products. Competitors might also capitalize on changes in consumer preferences more efficiently than us and cause us to lose customers. A significant shift in consumer demand away from our products could reduce our sales or our market share and the reputation of our brands, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Additionally, the development and introduction of new products requires research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Our competitors also may create, launch or obtain similar formulations first that may hinder our ability to successfully develop new products or enter new categories, which could adversely affect our growth. If we experience difficulty in partnering with farmers to supply raw materials for our products, it may affect our ability to develop and launch new products, enter new product categories and scale up supply if successful. Further, if we fail to ensure the supply and quality of raw materials, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and cash flow may be materially and adversely affected.
An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary conditions and governmental instability, may affect consumer purchases, which could reduce demand for our products and harm our business, financial conditions, and results of operations.
Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as geopolitical uncertainty, general economic conditions, consumer disposable income, recession and fears of recession, unemployment, minimum wages, inflation, consumer confidence in future economic conditions and political conditions, changes in tax, trade, immigration or other policies and consumer perceptions of personal wellbeing and security.
Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in consumer demand for our products, and thus result in lower net sales. Functional and other specialty beverages in particular may be more susceptible to discretionary consumer spending levels. Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending, among other macroeconomic factors. Such a recessionary shift and the accompanying changes in consumer behavior could have a material and adverse effect on our business, financial condition, results of operations, and cash flows.
Sales of our cold-pressed juices and wellness shots products constitute a significant portion of our net sales, and a reduction in demand for and sales of our cold-pressed juices and wellness shots products or a decrease in consumer demand for such products generally would have a material and adverse effect on our business, financial condition, results of operations, and cash flows.
Our cold-pressed juices and wellness shots products accounted for approximately 97% of our net sales and 96% of our shipments in fiscal 2025. We believe that sales of our cold-pressed juices and wellness shots will continue to constitute a significant portion of our net sales, income and cash flow for the foreseeable future. Any material negative change to consumer demand for our products or organic juice generally or to our cold-pressed juice products in particular could materially and adversely affect our business, financial condition, results of operations, and cash flows. We also rely upon a few large customers (whether serviced directly or through distributors) in certain markets due to the concentration that exists in retail ownership in our key markets. Accordingly, any factor adversely affecting our relationships with major retailers, such as Whole Foods, Kroger, Albertsons, CVS and Amazon Fresh, could materially adversely affect our business, financial condition, results of operations, and cash flows.
If we fail to develop and maintain our brands and company image, our business could suffer.
We believe we have developed our brands into strong and trusted brands, which has contributed significantly to the success of our business. We believe our continued success depends on our ability to maintain and grow the value of our brands: Suja Organic, Vive Organic, and Slice. Maintaining, promoting and positioning our brands and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandizing efforts, the reliability and reputation of our supply chain, our ability to grow and capture share of the NHB market and cold-pressed juices, wellness shots and functional soda categories, our ability to compete successfully with other products and companies, and our ability to provide a consistent, high-quality consumer experience. Any negative publicity associated with any of our brands or products, regardless of its accuracy, could materially and adversely affect our business. For example, as part of our brands’ licensing strategy, we enter into licensing agreements under which we grant our licensing partners certain rights to use our trademarks and other designs. Although our agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could adversely affect our business.
Our success, and our ability to increase net sales and operate successfully, depends in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brands, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on the perceived value and quality of our products, consumers’ desire to purchase organic plant-based products at a premium, offerings of our competitors, our ability to offer new and relevant products and the effectiveness of our marketing efforts, and customers’ perception of or experience with our other brands or offerings, among other items.
The growing use of social and digital media by us, our consumers and third parties increases both the speed and reach with which information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. For example, consumer perception could be influenced by negative media attention regarding any consumer complaints about our products, our management team, ownership structure, employment practices, sourcing practices and supply chain partners, our brands and products or our ability to execute our mission and values, such as advertising campaigns or media allegations that challenge the nutritional content or sustainability of our products and our supply chain, or that challenge our marketing efforts regarding the quality of our products. Additionally, any negative publicity regarding the plant-based food industry as a whole or regarding any of our competitors could have an adverse effect on our business, brands and reputation. Similar factors or events could impact the success of any brands or products we introduce in the future.
Our company image and brands are very important to our vision and growth strategies, particularly our focus on environmental sustainability and operating consistently with our mission and values. We will need to continue to invest in actions that support our mission and values and adjust our offerings to appeal to a broader audience in the future in order to sustain our business and to achieve growth, and there can be no assurance that we will be able to do so. If we do not maintain the favorable perception of our company and our brands, our sales and results of operations could be materially and adversely impacted. Our brands and our company image are based on subjective perceptions, and any incident that erodes the loyalty of our consumers, customers, suppliers or manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brands and significantly damage our business, which would adversely affect our business, financial condition, results of operations, and cash flows.
We must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products from existing and new consumers. Our marketing strategies and channels will evolve and our programs may or may not be successful.
To remain competitive, acquire and keep customers and consumers and to expand and keep shelf placement for our products, we may need to increase our marketing and advertising spending and our sales team capabilities to maintain and increase consumer awareness, protect and grow our existing market share or promote new products. Further sales force investments and advertising and promotional expenditures may be required to maintain or improve our brands’ market position or to introduce new products to the market. Participants in our industry are increasingly engaging in consumer outreach through social media and web-based channels and direct-to-consumer delivery, which may prove successful in competing with incumbent brands and require us to increase investment and add capability to respond. For example, we have invested and are continuing to invest resources in growing consumer awareness of the Slice brand in connection with its recent launch. There is no guarantee that our efforts will be successful, including those related to the Slice brand, and any increase in our sales, marketing and advertising efforts, including through social media or otherwise, may not maintain our current reputation, or lead to increased brand awareness and sales, and may have unanticipated negative impacts on our brands. In addition, we consistently evaluate our product lines to determine whether to discontinue certain products. Discontinuing product lines may increase our results of operations over the long-term, but could reduce our sales short term and hurt our company image and brands, and a reduction in sales of certain products could cause a reduction in sales of other products. The discontinuation of product lines may have an adverse effect on our business, financial condition, results of operations, and cash flows.
Additionally, we seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences. If our marketing efforts and messaging are not appropriately tailored to and accepted by our target customers, we may fail to attract customers, and our brand and reputation may be harmed. In addition, our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. Our future growth and results of operations and the success of our brands will depend in part upon the effectiveness and efficiency of these marketing efforts.
Our business depends on our ability to maintain a strong community of engaged customers, consumers and ambassadors, including by social media. We may not be able to maintain and enhance our brands if we experience negative publicity, fail to maintain and grow our network of ambassadors or otherwise fail to meet our customers’ or consumers’ expectations.
We currently partner with brand ambassadors who promote and market our products, participate in product launches, engage with our consumer community and educate them about Suja Life products. Our ability to maintain relationships with our existing ambassadors and to identify new ambassadors is critical to expanding and maintaining our customer and consumer base. As our market becomes increasingly competitive, recruiting and retaining new ambassadors (and retaining existing ambassadors) may become increasingly difficult. If we are not able to develop and maintain strong relationships with our ambassador network, our ability to promote and maintain awareness of our brands may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition, results of operations, and cash flows may be adversely affected.
We and our ambassadors often use third-party social media platforms to raise awareness of our brands and engage with the health foods and wellness communities. In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of internet-based communications that allow individuals to interact with our products, which acts as a means to enhance brand awareness. As existing social media platforms evolve and new platforms develop, we and our ambassadors must continue to maintain a presence on these platforms and establish presences on emerging popular social media platforms. If we are unable to cost-effectively develop and continuously improve our consumer-facing technologies, such as social media platforms, our ability to acquire new customers and consumers may suffer and we may not be able to provide a convenient and consistent experience to our consumers regardless of the sales channel. This could negatively affect our ability to compete with other companies and result in diminished loyalty to our brands.
The use of social media by our brand ambassadors, our consumers and us has increased the risk that our image and reputation could be negatively impacted. In particular, the reputation of our brand ambassadors could impact how consumers view our products or brands. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to organize collective actions such as boycotts and other brand-damaging behaviors more effectively. The dissemination of information via social media could adversely affect our brands or our business, regardless of the information’s accuracy. This could include negative publicity related to our products or negative publicity related to actions taken (or not taken) by us or our executives, team members, employees, brand ambassadors, contractors, collaborators, vendors, consultants, advisors or other individuals or entities that may be perceived as being associated with us. Such negative publicity may relate to actions taken (or not taken) with respect to social, environmental, and community outreach issues and initiatives. Due to the inherent nature of social media and the manner and speed with which such messages are spread, we may not be aware of or able to have such messages removed before they have done significant harm to our business, or at all. The harm may be immediate, without affording us an opportunity for redress or correction and could have an adverse effect on our business, financial condition, results of operations, and cash flows. In addition, an increase in the use of social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the U.S. Federal Trade Commission (“FTC”) has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser.
We also do not prescribe what our ambassadors post, and our ambassadors could engage in behavior or use their platforms in a manner that reflects poorly on our brands or is in violation of applicable regulations or platform terms of service, and all these actions may be attributed to us. In addition, customer complaints or negative publicity related to our website, mobile app, products, product delivery times, customer data handling, marketing efforts, security practices or customer support, especially on blogs and social media websites, could diminish customer loyalty and community engagement. Our inability or failure to recognize, respond to, and effectively manage the accelerated and potentially negative impact of social media could adversely impact our business.
Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, negative comments about our brands or products, exposure of personally identifiable information, fraud, hoaxes, or malicious dissemination of false information. Damage to the brand image and our reputation could have an adverse effect on our business, results of operations, financial condition, and cash flows.
If our independent suppliers, local and regional farmers and packaging suppliers from which we source our raw materials do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations may be harmed.
Our reputation and our consumers’ willingness to purchase our products depend in part on the compliance of our suppliers, manufacturers, distributors, and retail partners with ethical employment practices, such as with respect to child and animal labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our independent suppliers, manufacturers, distributors and retail partners, nor over the suppliers of our raw materials, and we cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, distributors, retail partners or raw material suppliers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices or other obligations, norms or ethical standards, our reputation and brand image could be harmed, our customers may choose to terminate their relationships with us and we could be exposed to litigation and additional costs that would harm our business, reputation and results of operations.
In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier or manufacturer and we may be subject to lawsuits related to such non-compliance by our suppliers and manufacturers and other negative publicity. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, financial condition, results of operations, and cash flows. The failure of any co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, economic loss and reputational damage.
We are subject to risks related to sustainability and corporate social responsibility.
Our business faces increasing public scrutiny relating to environmental, social, and governance issues. If we fail to meet applicable standards or expectations with respect to these issues, including the expectations we establish for our own business, our reputation and brand image could be damaged, and our business, financial condition, results of operations, and cash flows could be adversely impacted. For example, consumers may perceive our use of single-use plastics to be inconsistent with our brand image, resulting in negative perception of our brands. In addition, from time to time, we may announce certain initiatives, goals or other statements regarding our focus areas. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or to conduct our business consistent with such statements, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels).
Further, if we are unable to meet our sustainability, environmental, social and governance goals, this could adversely affect our reputation and brand and negatively impact our relationship with our employees, customers and consumers. There is no guarantee that our pace of progress on our environmental, social and governance initiatives will meet all parties’ expectations, which in turn could result in harm to our reputation and negatively impact our business, financial condition, results of operations and cash flow.
Increasingly, different stakeholder groups have divergent views on sustainability and similar goals, which increases the risk that any action or lack thereof with respect to these matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. We also face risks related to business trends that may be influenced by climate change concerns.
In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely affected.
We rely on independent certification for our products.
We rely on various independent third-party certifications, such as certifications of our products as “organic,” to differentiate our products and company from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our “organic” certification if we fail to source certified organic raw materials from local raw material suppliers. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could materially and adversely affect our business.
Failure to retain our senior management and key personnel may adversely affect our operations or our ability to grow successfully.
Our success is substantially dependent on the continued service of certain members of our senior management and other key employees. These employees have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brands, culture and the reputation we enjoy with suppliers, farmers, distributors, customers and consumers. In particular, we are dependent on Maria Stipp, our chief executive officer, Jeff Pedersen, our chief financial officer, and Mike Box, our chief operating officer, for leadership, culture, strategy, key customer and supplier relationships and other skills and capabilities. The loss of the services of Ms. Stipp or Messrs. Pedersen or Box, or any of our key personnel, could adversely affect our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our chief executive officer or any senior executive.
If we cannot maintain our company culture and focus on our mission as we grow, our success and our business and competitive position may be harmed.
We believe our culture and our mission have been key contributors to our success to date. We have invested substantial time and resources in building our culture, which we believe distinguishes us from our competitors and promotes a relationship among our customers, partners, and employees founded on trust. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow, and particularly as we integrate acquisitions and develop the infrastructure of a public company, we may find it difficult to maintain these important values.
Our culture and values are reinforced by the leadership and behaviors of our chief executive officer, and executive team, and any failure of these individuals to meet these expectations could cause reputational risk and damage to the company culture and values in the eyes of employees, customers and suppliers. If we fail to maintain our company culture and focus on our purpose, our business and competitive position when attracting employees may be harmed, and we may face reputational risk both at the company level and at the brand level, which might impact our distributors’, retailers’ and suppliers’ willingness to work with us and support our business.
As we continue to grow, geographically expanding our presence outside of our headquarters in Oceanside, California, and developing the infrastructure associated with being a public company, we face a number of challenges that may affect our ability to sustain our corporate culture and shared values, including:
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a need to identify, attract, reward, and retain people in key leadership positions in our organization who share and further our culture, values, mission, and public benefit objective;

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the increasing size and geographic diversity of our workforce, which may limit our ability to promote a uniform and consistent culture and set of shared values across all of our offices and employees;

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the wider array of alternative working arrangements we now permit or may in the future permit, including part-time or flexible roles, fully remote roles, or “hybrid” roles (where a mix of in-person and remote work is permitted);

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the costs of our employee health and wellbeing initiatives, which help maintain our corporate culture and live up to our values, but which may be more expensive than those of our competitors;

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competitive pressures that may divert us from our mission, vision, and values, and may cause us to take actions that are contrary to, or that our workforce views as contrary to, our culture or values;

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our rapidly evolving industry; and

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the increasing need to develop expertise in new areas of business that affect us.

Any failure to preserve our corporate culture or any failure to live up to our values as a company, particularly those related to environmental conservation and sustainability, could negatively affect our brands and reputation, harm our business, and limit our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.
Members of our management team have limited experience in operating a public company, and regulatory compliance may divert their attention from the day-to-day management of our business.
With the exception of our chief financial officer, Jeff Pedersen, our management team has very limited experience managing a publicly traded company, and limited experience complying with the increasingly complex laws and regulations pertaining to public companies. Our management team, even with Mr. Pedersen’s leadership, may not successfully or efficiently manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which would adversely impact our business operations. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States and to meet the other regulatory compliance needs of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We may not be able to protect our intellectual property or trade secrets adequately, which may harm the value of our brands, and we may be subject to claims by third parties that we are violating their intellectual property rights, which could be difficult, time-consuming and expensive to defend.
We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. As of December 29, 2025, we had 23 registered trademarks and 2 pending trademark applications in the United States, and 23 registered trademarks and 1 pending trademark applications in other countries. Our trademarks are valuable assets that reinforce our brands and differentiate our products. We cannot assure you that we will be able to register and/or maintain, defend or enforce our trademarks in all jurisdictions in which we may do business, as the registrability of trademarks and the scope of trademark protection varies from jurisdiction to jurisdiction. In addition, third parties may adopt trade names or trademarks that are the same as or similar to ours, especially in jurisdictions in which we have not yet obtained trademark protection, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, our trademark applications may be opposed by third parties, our trademarks may otherwise be challenged, invalidated, declared generic, circumvented, rendered unenforceable, infringed or otherwise violated and/or the scope of any of our trademark registrations could be narrowed as a result of a challenge, or even cancelled entirely. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion, negatively affect our brands’ recognition, or negatively affect consumers’ perception of our brands and products. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. In order to resolve certain trademark disputes, we have entered into coexistence or settlement agreements that permit other parties certain uses of marks similar to ours for certain categories and countries, and restrict the use of our marks in certain categories and countries. There is no guarantee that these coexistence or settlement agreements will foreclose future trademark disputes.
In addition, the laws of some foreign countries do not protect intellectual property rights to the same level of protection as the laws of the United States, and we may encounter difficulties in obtaining, maintaining, protecting, defending and enforcing such rights in foreign jurisdictions. Moreover, any changes in, or unexpected interpretations of, intellectual property laws in any jurisdiction may compromise our ability to obtain, maintain, protect, defend or enforce our intellectual property rights.
We also rely on proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or confidential information, despite the existence of confidentiality agreements and other measures we take to protect such information. Obtaining patent protection, if available for any of such proprietary intellectual property, can be time consuming and expensive, and we cannot guarantee that our patent applications would be granted, or if granted, that they would be of sufficient scope to provide meaningful protection. Accordingly, we have in the past decided, and may in future decide, to protect our intellectual property rights in our technologies by maintaining them as trade secrets. If any of our trade secrets or other confidential information were to be disclosed to or independently developed by a competitor, it could have a material and adverse effect on our business, financial condition, results of operations, and cash flows.
Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our products, generally require that all information made known to them, including our trade secrets, know-how and other proprietary information, be kept strictly confidential. Nevertheless, such information (including trade secrets, know-how and other proprietary information) is difficult to protect. Any of these parties may breach their agreements with us and disclose information improperly. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary, confidential or trade secret information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently develop similar recipes or formulations to those that we have maintained as trade secrets, in which case we would not be able to assert trade secret rights against such parties. As a result, we may not be able to prevent others from developing or using similar formulations.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon, misappropriate or otherwise violate (or have not infringed upon, misappropriated or otherwise violated) any such rights. We may be required to spend significant resources in order to monitor and protect our intellectual property rights, which may not always be effective and could divert other resources from our business. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trademarks and trade secrets. We cannot assure you that we will have adequate resources to enforce our intellectual property rights, as such litigation can be costly, time-consuming and distracting to management. Any such litigation could result in the impairment or loss of portions of our intellectual property, as our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the ownership, scope, validity or enforceability of our intellectual property rights. If such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
We also face the risk of claims that we have infringed third parties’ intellectual property rights. If a third party asserts a claim that we or our offerings infringe, misappropriated or otherwise violated their rights, the litigation could be expensive and could divert management attention and resources away from our core business operations. Any claims of trademark or other intellectual property infringement, even those without merit, could:
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be expensive and time consuming to defend;

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cause us to cease making, having made, selling, offering for sale, importing, licensing or using products that incorporate the asserted intellectual property, which in turn could adversely affect our relationships with customers and distributors and might result in damages;

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require us to redesign, reengineer, or rebrand our products or packaging, if feasible and might result in large inventory write-offs of unsaleable or unusable materials;

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divert management’s attention and resources; or

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require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property which might affect our margins and ability to compete.

A successful claim of infringement, misappropriation, or other violation against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or conduct of certain activity. Any of the foregoing events could have a material and adverse effect on our operating profits, our customer relations and harm our future prospects.
In addition, the introduction of artificial intelligence (“AI”) technologies into our business activities could expose our business to intellectual property risks. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by laws or regulations, and the use or adoption of third-party AI technologies into our business operations, products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriations, as well as potential liability to customers.
We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.
We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed sensitive, proprietary, or confidential information of third parties. Many of our employees, consultants and contractors were previously employed at or engaged by similar companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, confidential, sensitive or, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information of these former employers or competitors or other third parties, including claims in connection with the use of AI. To the extent that our employees, consultants or contractors use intellectual property or confidential, sensitive or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions or other rights. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material and adverse effect on our business.
Climate change, or legal or market measures to address climate change, may negatively affect our business and operations.
Increasing concentrations of carbon dioxide and other greenhouse gases in the atmosphere will continue to have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather such as droughts, wildfires and natural disasters. The predicted effects of climate change may result in decreased availability or less favorable pricing for our organic fruits and vegetables and other raw materials that are necessary for our current or any future products. Such climate changes may also require us to find farmers in other geographic areas if the location for best production of certain fruits or vegetables changes, which will require changes to our supply network and investing time and resources with new suppliers, thereby potentially increasing the costs of our raw materials and our costs of production. In addition, there is no guarantee that we would be able to maintain the quality and taste of our products if we transitioned to sourcing organic fruits and vegetables from other geographic areas. Water is used throughout the production of our raw materials, and scarcity of water sources in our supply chain could also constrain our supply and increase costs.
Additionally, the increasing concern over climate change, as well as initiatives by advocacy groups, may also result in more federal, state, local and foreign legal requirements to reduce or mitigate the effects of greenhouse gases. If such laws are enacted, we and our suppliers may experience significant increases in our costs of operations, compliance and delivery which in turn may negatively affect our business, financial condition, results of operations, and cash flows.
Changes in U.S. trade policy, including the impact of tariffs, are having and may continue to have a material and adverse effect on our business and results of operations.
Our business and results of operations are being and may continue to be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions which may be imposed by the U.S. or other governments with little or no advance notice. For example, the U.S. government recently imposed tariffs on various product imports from almost all countries, including Mexico. Some tariff announcements have been followed by the granting of limited exemptions and temporary pauses causing substantial uncertainty and volatility in financial markets.
Some of our products require raw materials or supplies that may be subject to these recent tariffs. Any imposition of or increase in tariffs on components needed to manufacture our products, such as aluminum to bottle our Slice beverages, as well as corresponding price increases for such materials available domestically, could increase our and our packaging suppliers’ costs. To the extent that we are unsuccessful in finding alternative suppliers that are subject to smaller or no tariffs, negotiating sharing these costs with our suppliers, or failing to pass cost increases on to our customers, such cost increases could adversely affect our business and results of operations. Higher costs could also inhibit our ability to develop new products and innovations.
If we are unable to navigate further these unpredictable changes in U.S. or international trade policy, it could have a material and adverse impact on our business and results of operations.

Tariffs or other trade restrictions may lead to continuing uncertainty and volatility in U.S. and global financial and economic conditions and commodity markets, declining consumer confidence, significant inflation and diminished expectations for the economy, and ultimately may reduce demand for our products. Such conditions could have a material and adverse impact on our business, financial condition, results of operations, and cash flows.
Risks Related to Information Technology
We rely heavily on our information technology systems, as well as those of our third-party vendors and business partners, for our business to effectively operate and to safeguard confidential information; any significant failure, inadequacy, interruption or data security incident could adversely affect our business, financial condition, results of operations, and cash flows.
We use information technology systems, infrastructure and data in substantially all aspects of our business operations. Our ability to effectively manage our business and coordinate sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. We are critically dependent on the integrity, security and consistent operations of these systems. We also collect, process and store numerous classes of sensitive, personally identifiable and/or confidential information and intellectual property, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. The secure processing, maintenance and transmission of this information is critical to our operations.
We also use computers, mobile devices and other devices to connect with our employees, suppliers, co-manufacturers, distributors, customers and consumers. We use social media platforms such as Tik Tok, Facebook, Instagram and X (formerly Twitter) and may use other social media platforms in the future for online collaboration, brand building and consumer interaction. Such uses give rise to cyber security risks, including cyber security attacks, espionage, identity theft, system disruption, data theft, ransomware and inadvertent release of information.
Our systems and those of our third-party vendors, service providers and business partners may be subject to damage or interruption from power outages or damages, theft, telecommunications problems, data corruption, software errors, network failures, fraud, misconduct or misuse, acts of war or terrorist attacks, fire, flood, global pandemics, natural disasters and other events, and our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we and our third-party vendors, service providers and business partners may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt our business and result in transaction errors, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer.
Further, our systems and those of our third-party vendors, service providers and business partners may be vulnerable to, and have experienced attempted, security incidents, breaches, attacks by hackers (including ransomware attacks, phishing attacks and other third-party intrusions), acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our systems, networks or databases, or those of our third-party vendors, service providers or business partners, they may be able to steal, publish, delete, use inappropriately or modify our private and sensitive third-party information, including credit card information and other personally identifiable information. In addition, employees may intentionally or inadvertently cause data or security incidents that result in unauthorized release of personally identifiable or confidential, sensitive or proprietary information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target (and even, in many cases, until after having been successfully launched for some time) and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations.
Security or cyber incidents or security breaches compromising the confidentiality, integrity, and availability of our sensitive, proprietary and confidential information and our systems and those of our third-party vendors, service providers and business partners could result from cyber-attacks, denial-of-service attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we, or our third-party vendors, service providers or business partners, rely. Cybercrime and hacking techniques are constantly evolving. The sophistication of cyber-attacks continues to increase and there is no guarantee that the steps we have taken will be sufficient to prevent significant disruption and loss. Threat actors are becoming more well-organized. Geopolitical tensions and nation-backed cybercriminals, along with new technologies such as AI and related tools, are making the threat landscape more complex and challenging to monitor. We and/or our third-party vendors, service providers and/or business partners may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given the increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. We anticipate that these threats will continue to grow in scope and complexity over time and such incidents may occur in the future, and could result in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information (including personally identifiable information) that we handle. As we rely on a number of our third-party vendors, service providers and business partners, we are exposed to security risks outside of our direct control, and our ability to monitor these third-party vendors’, service providers’ and business partners’ data security is limited. While we employ a number of security measures designed to prevent, detect, and mitigate potential for harm to our users and our systems, networks and databases from the theft of or misuse of user credentials on our network, these measures may not be effective in every instance. Moreover, we or our third-party vendors, service providers or business partners may be more vulnerable to such attacks in remote work environments, which have increased in recent years. Additionally, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents.
A failure to incorporate new technology, like AI, machine learning and automation, or adopt new marketing practices may reduce our ability to compete and operate efficiently, or increase risks of data security or result in suboptimal business decisions. If we do not sufficiently invest and evolve our business at sufficient speed and scale in response to such developments, or if we execute poorly on these investments, our products, results of operations and ability to compete and develop our business could be negatively affected. When incorporating AI technologies into our business functions and operations, we are increasingly liable to new or existing risks due to increased governmental monitoring, compliance issues, data privacy risks, and potential litigation, all of which could negatively impact both financial performance and business reputation. Our ability to benefit from AI while managing the risks significantly relies on the effective selection of AI tools and platforms tailored to fit our specific business needs. Integrating ineffective AI technologies, or incorporating AI technologies without appropriate training, could lead to unintended consequences such as bias, discriminatory outputs, accuracy or data privacy issues. If we fail to successfully integrate AI, run afoul of developing regulations regarding AI, or otherwise cannot keep up with market demand when it comes to this new technology, our business may be adversely affected.
Any actual or perceived breach, attack, virus or other event involving our systems, networks or databases, or those of our third-party vendors, service providers and business partners could result in additional costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our business, reputation, financial condition, results of operations, and cash flows. Notwithstanding any contractual rights or remedies we may have, because we do not control our third-party vendors, service providers and business partners, including their security measures, we cannot ensure the adequacy of the measures they take to protect personal information, or other sensitive, proprietary or confidential information and prevent data loss. Further, there is no assurance that any security procedures or controls that we or our third-party vendors, service providers and business partners have implemented will be sufficient to prevent data-security related incidents from occurring. Furthermore, regulations and expectations for timely disclosing any cyber security events are evolving, and there are additional risks that in our response to such events, and in our disclosure, we will not meet the appropriate requirements, creating regulatory and litigation risks.

In addition, if any such event resulted in access, disclosure or other loss or unauthorized use or processing of information or data, such as customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners, whether actual or perceived, could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws and regulations that protect the privacy and security of personally identifiable information, including federal, state and foreign data protection and privacy laws and regulations, violations of which could result in significant penalties and fines, costs and litigation. The cost of investigating, mitigating and responding to potential security breaches and other security and cyber incidents and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant and the risk of legal claims in the event of a security breach or security or cyber incident is increasing. For example, the California Consumer Privacy Act (“CCPA”) of 2020 creates a private right of action for certain data breaches. In addition, notifying stakeholders of breaches can lead to negative publicity, may cause consumers to lose confidence in the effectiveness of our security measures, and could require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived security breach or security or cyber incident. A security breach or security or cyber incident could lead to claims by consumers or other relevant stakeholders that we have failed to comply with our legal or contractual obligations. As a result, we could be subject to legal action or consumers could end their relationships with us. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our reputation, business, financial condition, results of operations, and cash flows. Any material disruption or slowdown of our systems, networks or databases, or those of our third-party vendors, service providers or business partners, could have a material and adverse effect on our business, financial condition, results of operations, and cash flows. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasing amounts of proprietary, confidential and sensitive data. In addition, although we seek to detect and investigate all data and cyber security incidents, security breaches and other incidents of unauthorized access to our information technology systems, and it can be difficult to detect and determine the scope and impact of data security incidents. Any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.
If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our results of operations, as well as our ability to grow our e-commerce business, could be adversely affected.
Our industry is being affected by the growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, which may result in a shift away from physical retail operations to digital channels. An increasing number of customers shop with us through our e-commerce websites and through mobile apps. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media to interact with our customers and as a means to enhance their shopping experience. Adapting to changes in internet, networking or telecommunications technologies and trends could be time-consuming and require substantial expenditures. Any failure on our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of products with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our e-commerce business globally and could have an adverse impact on our business and results of operations. Additionally, a security breach or security or cyber incident related to our e-commerce websites and mobile apps could adversely affect our reputation, business, financial condition, results of operations, and cash flows.
We are subject to risks related to online payment methods.
We currently accept credit and debit card payments for purchases through our website. As a result, we pay interchange and other fees, which may increase over time and raise our operating costs and negatively impact our results of operations. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, results of operations, and cash flows could be materially and adversely affected. Under current credit and debit card practices, we may be liable for fraudulent transactions. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. If we are unable to detect or control credit and debit card fraud, our liability for these transactions could harm our business, financial condition, results of operations, and cash flows.
Risks Related to Our Legal and Regulatory Environment
Advertising inaccuracies and product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.
Certain of our products are advertised with claims as to their origin, ingredients or health, wellness, environmental or other potential benefits, including, by way of example, the use of the terms “natural,” “organic,” “clean,” “non-toxic,” “sustainable,” “no added sugars,” or similar synonyms or implied statements relating to such benefits. Although the FDA and the United States Department of Agriculture (the “USDA”) each have issued statements and adopted policies regarding the appropriate use of the word “natural,” there is no single, universal definition of the term “natural” for various categories we sell, which is true for many other adjectives common in the healthy or sustainable products industry. The resulting uncertainty has led to consumer confusion, distrust, and legal challenges.
In addition, the FDA has consistently enforced its regulations with respect to nutrient content claims, unauthorized health claims (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits of certain foods or food components, or that misrepresent or improperly characterize the nutrient content in conventional food products. Moreover, the FTC has articulated a robust substantiation standard, requiring “competent and reliable scientific evidence” for any health claims made in the advertising of food and dietary supplements and has pursued investigations and litigation against companies where the FTC has concern that the claims being made are not properly substantiated. Additionally, plaintiff lawyers frequently bring class action lawsuits against food, beverage, and dietary supplements companies for alleged false, misleading, or otherwise impermissible claims. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, false and/or misleading advertising, and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Further, consumer class action false advertising litigation relating to terms such as “natural,” “non-toxic,” “non-GMO” and other claims remain a persistent threat in our industry. Even when unmerited, class action claims, actions by the FTC, or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition, results of operations, and cash flows.
The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law and certified by authorized organic certifying agencies. By definition, organic products are not genetically modified or do not include genetically modified (bioengineered) ingredients. We use suppliers who can certify that they meet the standards needed for each applicable product or ingredient specification. Our failure, or failure on the part of our suppliers, to comply with these ingredient and product specifications, to maintain appropriate certifications, or to label organic products in compliance with federal or state laws, may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims, particularly pursuant to California’s organic laws, challenging use of the organic label as being intentionally mislabeled or misleading or deceptive to consumers.
The regulatory environment in which we operate could also change significantly and adversely and become more stringent in the future. New or changing regulations could impact the way consumers view our products, such as potential new labeling regulations or enforcement of a standard of identity for terms used to market our products that would require us to list certain ingredients by specific names that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated.
Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brands’ value. Any of these events could adversely affect our brands and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations, and cash flows.
Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements, or to respond to changes in regulations applicable to our business could adversely affect our business, financial condition, results of operations, and cash flows.
The manufacture, marketing and distribution of food products is highly regulated. We, along with our farming partners and our suppliers, are subject to a variety of laws and regulations, both domestically and internationally, which apply to many aspects of our and their businesses, including the sourcing of raw materials, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of employees and the protection of the environment.
Our products and operations and those of our farming partners and packaging suppliers are subject to oversight by multiple U.S. and international regulatory agencies including the USDA, the FDA, the FTC, and the U.S. Environmental Protection Agency (the “EPA”), among others. These agencies regulate, among other things, with respect to our products and operations:
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design, development and manufacturing;

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testing, labeling, content and language of instructions for use and storage;

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product safety;

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marketing, sales and distribution;

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record keeping procedures;

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advertising and promotion;

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recalls and corrective actions; and

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product import and export.

In the United States, for example, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act (the “FDCA”) and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. The FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”), and supplier verification requirements. Certain of our facilities, as well as those of our farming partners and packaging suppliers, are subject to periodic inspection by federal, state and local authorities. We do not control the manufacturing processes of, but rely upon, our local and regional farmers and packaging suppliers for compliance with cGMPs for certain raw materials and products that are used in our manufacturing process. If we, or our farming partners or packaging suppliers, cannot successfully provide products that conform to our specifications and the strict regulatory requirements of the FDA or other regulatory agencies, we, or they, may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products or could result in a recall of our products that have already been distributed.

In addition to risks relating to traditional environmental law and regulations, we also face increasing complexity in the design and manufacture of our products as we adjust to new and future requirements relating to the materials composition of many of our products. For example, our products are subject to certain reporting and labeling requirements under California’s Proposition 65, officially known as the Safe Drinking Water and Toxic Enforcement Act of 1986 (“Prop 65”), which requires a specific warning on or accompanying any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level. We have in the past been subject to lawsuits brought under Prop 65 and required to pay settlements in connection therewith. If we fail to comply with Prop 65 or other similar laws in the future, such failure to comply may result in lawsuits and regulatory enforcement that could have a material and adverse effect on our reputation, prospects, business, financial condition, results of operations, and cash flows. Further, the inclusion of warnings on or accompanying our products as required by Prop 65 could also negatively affect consumer perception of our products and reduce overall demand, which could adversely affect our reputation, prospects, business, financial condition, results of operations, and cash flows.
Furthermore, there are an increasing number of state and local regulations in the United States related to, among other things, beverage packaging, labeling requirements, container deposits, recycling or beverage taxes. We anticipate more states to adopt similar legislation or regulations, requiring us to continuously monitor various state laws to ensure compliance. Any failure to comply with these laws or regulations correctly could result in a temporary halt in distribution of our products and other costs, affecting our business, financial condition, results of operations, and cash flows.
Failure by us, our suppliers, or our farming partners to comply with applicable laws and regulations or maintain permits, licenses, or registrations relating to our or our suppliers operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, untitled letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs or loss of net sales, resulting in a material effect on our business, financial condition, results of operations, and cash flows.
The regulations to which we are subject are complex and have tended to become more stringent over time. New labeling and food safety laws could restrict our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales.
Failure to comply with federal, state and international laws and regulations relating to data privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to data privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, results of operations, and cash flows.
We collect, share, use, transmit, store, maintain, and otherwise process personally identifiable information and other data relating to our customers and employees. Additionally, we rely on a variety of marketing techniques, including email and social media marketing, and we are subject to various laws and regulations that govern such marketing and advertising practices. We are subject to numerous state, federal and international laws, rules and regulations govern the collection, use and protection of personally identifiable information.
The standards for systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payment themselves, all of which can put electronic payment data at risk, are determined and controlled by the payment card industry, not by us. For example, we are subject to industry requirements such as the Payment Card Industry Data Security Standard (PCI-DSS), as well as certain other industry standards. Any failure to comply with these rules, requirements or industry standards could significantly harm our brands, reputation, business, financial condition, results of operations, and cash flows. We also rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be negatively affected.
As laws, regulations and expectations relating to privacy continue to evolve, we continue to adapt to changing needs and expect that our compliance costs and exposure to liability are likely to increase. In the

United States, federal and state laws impose limits on, or requirements regarding the collection, distribution, use, security, storage and other processing of personally identifiable information of individuals, and there has also been increased regulation of data privacy and security particularly at the state level. For example, certain of the recently enacted state and international comprehensive privacy laws create a private right of action for certain data breaches and for non-compliance. In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe, including the FTC’s increasingly active approach to enforcing data privacy in the U.S., as well as the enactment of the European Union’s General Data Protection Regulation (“GDPR”), which took effect in May 2018, the U.K.’s transposition of GDPR into its domestic laws, which took effect September 2021, the California Privacy Rights Act (“CPRA”), which took effect January 1, 2023 and expands the CCPA, Virginia’s Consumer Data Protection Act, which also took effect January 1, 2023, and similar comprehensive privacy laws adopted in other states and jurisdictions including Colorado, Connecticut, and Utah. Some observers have noted that these regulatory developments could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our prospects, business, financial condition, results of operations, and cash flows.
Other jurisdictions in the United States have already passed or are considering laws similar to the CCPA, with potentially greater penalties and more rigorous compliance requirements relevant to our business. Many state legislatures, including those in Virginia, Colorado, Connecticut and Utah, have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Additionally, Indiana, Montana, Oregon, Tennessee, Texas, Kentucky, Maryland, Minnesota, New Hampshire, New Jersey and Rhode Island have adopted similar laws taking effect at different dates through 2025 and 2026. Additional U.S. states are considering passing similar data laws. On a federal level, the U.S. Congress has introduced several iterations of a federal comprehensive privacy law. If a federal privacy law passed, it would likely supersede the new state privacy laws and establish uniform privacy protections across the country. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the United States and other jurisdictions at all levels of legislature, governance, and applicability. We cannot yet fully determine the impact that these or future laws, regulations and standards may have on our business or operations.
Further, we rely on a variety of marketing techniques and practices to sell our products and to attract new customers and consumers, and we are subject to various current and future data protection laws and regulations that govern marketing and advertising practices. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding and complex, and are continually evolving. In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the FTC, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. In addition, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes specific requirements for commercial email messages in the United States. Governmental authorities, including in the European Union and the United Kingdom, continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations, and cash flows.
Additionally, some providers of consumer devices, web browsers and application stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations, and cash flows.
We may also be bound by contractual requirements applicable to our collection, use, disclosure and other processing of various types of data, including personally identifiable information, and may be bound by self-regulatory or other industry standards relating to these matters. Our collection and use of consumer data is also subject to our privacy policies, including online privacy policies. The proliferation of data privacy laws in variation creates increased risk of non-compliance and increased costs of maintaining compliance. Additionally, while we strive to comply with our posted policies and all applicable laws, regulations, other legal obligations and certain industry standards, laws, rules, and regulations concerning data privacy, data protection, and data security evolve frequently and may be inconsistent from one jurisdiction to another or may be interpreted to conflict with our practices or in a manner that is inconsistent from one jurisdiction to another.
The adoption of further data privacy and security laws and regulations may increase the cost and complexity of implementing any new offerings in other jurisdictions. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any international, federal or state data privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to data privacy or consumer protection could adversely affect our reputation, brands and business, and may result in regulatory investigations, claims, proceedings or actions against us by governmental entities, customers, suppliers or others, class actions, or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brands and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers and third-party partners and result in the imposition of significant damages liabilities or monetary penalties.
Food safety and food-borne illness incidents or other safety concerns may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.
Selling food and beverages for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury, or death related to allergens and food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers could result in the discontinuance of sales of these products or cessation of our relationships with such suppliers, or otherwise result in increased operating costs, lost sales, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies would have to be paid from our cash reserves, which would reduce our capital resources. Any such claims could also significantly increase our insurance premiums.
The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our farming partners, packaging suppliers, our distributors or our retail customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations and comparable foreign laws and regulations, as well as other regulations and laws in the other jurisdictions in which we operate. See “— Our brands and reputation may be diminished due to real or perceived quality or food safety issues with our branded or private label products, which could have an adverse effect on our reputation, business, financial condition, results of operations, and cash flows.
In addition, food and beverage companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any beverage company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act, that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially and adversely affect our business, financial condition, results of operations, and cash flows. Any failure to meet regulators’ or customers’ expectations could impact our business in these markets and adversely affect our reputation as well as our business, financial condition, results of operations, and cash flows.
Federal, state and foreign anti-corruption, sanctions and trade laws create the potential for significant liabilities and penalties and reputational harm.
Although we do not currently sell our products outside of the United States, we source ingredients and manufacturing equipment internationally, and we may look to expand sales and distribution capabilities internationally in the future. As such, we are also subject to a number of laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act (the “FCPA”), as well as economic sanctions, customs and export control laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), U.S. Customs and Border Protection (“CBP”), the U.S. Department of Commerce and the U.S. Department of State. The FCPA is intended to prohibit bribery of foreign officials — including officials of any government or supranational organization, foreign political parties and officials thereof, and any candidate for foreign political office — to obtain or retain business. It also requires public companies in the United States to keep books and records that accurately and fairly reflect those companies’ transactions and maintain internal accounting controls to assure management’s control, authority, and responsibility over a company’s assets. OFAC, CBP, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various customs and export control laws and regulations, as well as economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations relate to a number of aspects of our business, including but not limited to the activities of our suppliers, distributors and other partners.
Similar laws in non-U.S. jurisdictions, such as European Union sanctions or the U.K. Bribery Act of 2010, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, sanctions, customs or export control laws, may also impose stricter or more onerous requirements than the FCPA, OFAC, CBP, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Different laws may also contain conflicting provisions, making compliance with all laws more difficult. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our business, financial condition, results of operations, and cash flows. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws committed by companies we acquire. Any determination that we have violated the FCPA or other applicable anti-corruption, sanctions, customs or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our prospects, business, financial condition, results of operations, and cash flows or the market value of our common stock.
Compliance with environmental laws may negatively affect our business.
We are subject to federal, state, and local laws and regulations concerning waste disposal, pollution, energy and water consumption, protection of the environment and the presence, discharge, storage, handling, release, and disposal of, exposure to and remediation of hazardous or toxic substances. These environmental laws provide for significant fines and penalties or other sanctions for noncompliance and/or liabilities for remediation of soil, sediment, surface water, or groundwater impacted by a release of hazardous or toxic substances, sometimes without regard to whether the owner or operator of the property knew of or was responsible for, the release or presence of hazardous or toxic substances. Failure to comply with environmental laws and regulations could have serious consequences for us, including civil or administrative penalties, claims for damage to natural resources, the denial or revocation of permits necessary for our operations, the issuance of injunctions to limit or cease operations, and negative publicity. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of or actual or alleged exposure to, such hazardous or toxic substances at, on, or from our manufacturing or distribution facilities. Compliance with environmental laws governing air emissions, waste handling, or wastewater discharges, or environmental conditions relating to releases of hazardous substances at our prior, existing or future properties, especially for manufacturing or distribution facilities, could materially and adversely affect our business, financial condition, results of operations and cash flow. Further, environmental laws and the administration, interpretation, and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially and adversely affect our business, financial condition, results of operations and cash flow.
Risks Related to Our Indebtedness
Our existing indebtedness could adversely affect our business and growth prospects.
As of December 29, 2025, we had a term loan balance of approximately $267.5 million outstanding under our term loan facilities (“Term Loan Facilities”) and $40.0 million outstanding under our revolving loan facility (“Revolving Credit Facility,” and together with the Term Loan Facilities, the “Credit Facilities”). Holdings LP intends to apply the balance of the net proceeds it receives from us in connection with this offering (i) to repay $      million of borrowings under the Credit Agreement, (ii) to pay expenses incurred in connection with this offering and the other Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes, as more fully described in the section entitled “Use of Proceeds.” All obligations under the Credit Agreement are secured by first-priority security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.
Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Facilities have important consequences, including:
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limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

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limiting our ability to incur or prepay additional indebtedness;

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limiting our ability to capitalize on significant business opportunities;

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making us more vulnerable to rising interest rates; and

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making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Substantially all of our borrowings, including borrowings under our Credit Facilities, bear variable rates of interest. An increase in prevailing interest rates would increase our debt service obligations, which would have a negative impact on our cash flows, including cash available for servicing our indebtedness. Further, our Credit Facilities contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Term Loan Facilities are also subject to customary mandatory prepayments in certain circumstances, including a requirement to make a prepayment with a certain percentage of our excess cash flow. This excess cash flow payment, and other future required prepayments, will reduce our cash available for investment in our business.
We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.
The financing documents governing our Credit Facilities permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our Credit Facilities do not restrict the creation of new holding companies and permit the designation of unrestricted subsidiaries (subject to customary conditions) that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our Credit Facilities. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.
We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic and industry and competitive conditions, as well as financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.
The terms of the financing documents governing our Credit Facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
The financing documents governing our Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:
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incur additional indebtedness;

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pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

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voluntarily prepay, redeem or repurchase certain material indebtedness;

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make loans and investments;

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sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

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incur liens;

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enter into transactions with affiliates;

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enter into agreements restricting the ability of our subsidiaries to pay dividends; and

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consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.
The restrictive covenants in the financing documents governing our Credit Facilities require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control. We cannot assure you that we will be able to comply with the covenants in our existing Term Loan Facilities or as required by any future credit facility documentation. In the event that we are unable to comply with these covenants or mandatory prepayment obligations in the future, we would seek an amendment or waiver of the covenants. We also cannot assure you that any such waiver or amendment would be granted if we failed to comply with the terms of our existing Term Loan Facilities or any future credit facility.
A breach of the covenants or restrictions under the financing documents governing our Credit Facilities could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.
We may be unable to refinance our indebtedness.
We may need to refinance all or a portion of our indebtedness before maturity. Our ability to repay, refinance, replace or extend our Credit Facilities by their maturity dates will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under our Credit Facilities, we could be forced to undertake alternate financings, including a sale of additional common stock, negotiate for an extension of the maturity of the applicable facility or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay indebtedness. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.
Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.
We may be able to incur significant additional indebtedness in the future. Although the Credit Agreement governing our existing Credit Facilities contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. In addition, the existing Term Loan Facilities permit us, upon notice to the administrative agent, to request existing or new lenders to increase the Term Loan Facilities and the Revolving Credit Facility, subject to certain terms and conditions. To the extent new debt is added to our current debt levels, the substantial leverage risks described elsewhere in these “Risk Factors” would increase.
Risks Related to Our Organizational Structure
Our sole material asset after completion of this offering will be our direct or indirect interest in Holdings LP, and we are accordingly dependent upon distributions from Holdings LP to pay taxes, make payments under the Tax Receivable Agreement, and cover our corporate and other overhead expenses. Such distributions may be in excess of the amounts we use to make distributions to our shareholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement).
Our principal asset is our interest in Holdings LP, and, accordingly, we depend on distributions from Holdings LP to pay our taxes and expenses, including payments under the Tax Receivable Agreement. As such, we have no independent means of generating net sales or cash flow, and our ability to pay our taxes, satisfy our obligations under the Tax Receivable Agreement, pay operating expenses and declare and pay dividends, if any, depends on the financial results and cash flows of Holdings LP and its subsidiaries and distributions from Holdings LP. There can be no assurance that Holdings LP and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of Holdings LP and its subsidiaries, will permit such distributions.
Holdings LP is intended to be treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any entity-level U.S. federal income tax. Instead, for U.S. federal income tax purposes, taxable income of Holdings LP is allocated to the LP Unitholders (including us through any of our wholly owned subsidiaries). Accordingly, we will incur income taxes on the share of any net taxable income of Holdings LP allocable to us (including through our wholly owned subsidiaries). In addition to tax expenses, we will incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement. Under the terms of the Partnership Agreement, Holdings LP is obligated to make tax distributions to LP Unitholders (including us through our wholly owned subsidiaries), calculated using certain assumptions and subject to certain restrictions and limitations. Under the Partnership Agreement, tax distributions shall be made on a pro rata basis among the LP Unitholders based on Holdings LP’s net taxable income. Such tax distributions will be calculated without regard to any applicable basis adjustment under Section 743(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and will be based upon an assumed tax rate (taking into account certain assumptions set forth in the Partnership Agreement). We intend to cause, subject to applicable restrictions, limitations, and assumptions, Holdings LP to make (1) pro rata cash distributions to the owners of LP Units (including us through our wholly owned subsidiaries) in amounts sufficient to fund their tax obligations in respect of taxable income allocated to them (as discussed above) and to fund our obligation to make payments under the Tax Receivable Agreement and (2) non-pro rata reimbursements to us (through our wholly owned subsidiaries) in respect of our expenses. Funds used by Holdings LP to satisfy its tax distribution obligations will not be available for reinvestment in our business.
However, Holdings LP’s ability to make such distributions and reimbursements may be subject to various limitations and restrictions, such as restrictions on distributions that would violate either any contract or agreement to which Holdings LP or any of its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Holdings LP or its subsidiaries insolvent. If we do not have sufficient funds to pay our taxes or other liabilities or to fund our operations (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LP or its subsidiaries is a party. See “— Risks Related to Our Class A Common Stock and This Offering,” “Dividend Policy,” “Organizational Structure — Tax Receivable Agreement” and “Organizational Structure — Amended and Restated Partnership Agreement of Holdings LP.”
It is also possible that such distributions from Holdings LP may exceed our actual cash tax liabilities, obligations to make payments under the Tax Receivable Agreement, and other expenses. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, it will not be required to do so, and may in its sole discretion choose to use such excess cash for other purposes, depending upon the facts and circumstances at the time of determination. To the extent that we do not distribute such excess cash as dividends on the Class A common stock and instead, for example, hold such cash balances, the LP Unitholders may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LP Units for shares of the Class A common stock, notwithstanding that such exchanging LP Unitholders may previously have participated as holders of LP Units in the distributions by Holdings LP that resulted in such excess cash balances. See “Dividend Policy.”

PSP will continue to control us following this offering, and their interests may conflict with ours or yours in the future.
Immediately following this offering, investment entities affiliated with PSP will control approximately     % of the voting power of our outstanding common stock, or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock, which means that, based on its percentage voting power controlled after the offering, PSP will control the vote of all matters submitted to a vote of our shareholders. This control will enable PSP to control the election of the members of our Board and all other corporate decisions. Even when PSP ceases to control a majority of the total voting power, for so long as PSP continues to own a significant percentage of our common stock, PSP will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, PSP will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as PSP continues to own a significant percentage of our common stock, PSP will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.
In addition, in connection with this offering, we will enter into a Director Nomination Agreement with PSP. The Director Nomination Agreement will provide PSP the right to designate (i)        of the nominees for election to our Board for so long as PSP beneficially owns common stock entitled to vote generally in the election of directors representing    % or more of the Class A and Class V common stock outstanding upon completion of this offering, as adjusted for the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as PSP beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; and (v) one director for so long as PSP beneficially owns at least    % and less than    % of the Original Amount. The Director Nomination Agreement will also provide that PSP may assign such right to an affiliate of PSP. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of PSP. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.
PSP and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, PSP and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of PSP, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. PSP also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, PSP may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial. Further, PSP may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the Tax Receivable Agreement that we entered into in connection with this offering, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration PSP and certain of our other existing owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Tax Receivable Agreement.”

Upon listing of our shares of Class A common stock on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.
After completion of this offering, PSP will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of our Board consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Delaware General Corporation Law (the “DGCL”).
Our dual class structure has the effect of concentrating economic and voting power.
Immediately following this offering, we will have two classes of authorized and outstanding common stock: shares of Class A common stock, par value $      per share; and shares of Class V common stock, par value $      per share.
Shares of Class A common stock and Class V common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class V common stock will be entitled to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock.”
Upon the completion of this offering, PSP will own    % of the total outstanding LP Units of Holdings LP, will possess voting and dispositive power over    % of all shares of Class V common stock, will own    % of all shares of Class A common stock and will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Suja Holdings, Inc. through its ownership of our Class A common stock and Class V common stock. The remaining LP Unitholders will collectively own the remaining    % of the total outstanding LP Units of Holdings LP (including vested and unvested Class B Units) not held directly or indirectly by Suja Holdings, Inc. This means that, based on its percentage voting power controlled after the offering, PSP will control the vote of all matters submitted to a vote of our shareholders, including the election of members to our Board. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock. See “— Risks Related to Our Organizational Structure — PSP will continue to control us following this offering, and their interests may conflict with ours or yours in the future.”
In addition, certain of the LP Unitholders may in the future exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of our Class A common stock on a one-to-one basis or, at our election, for cash, pursuant to the Partnership Agreement and the Exchange Agreement, subject to certain conditions and transfer restrictions as set forth therein. Such transactions are expected to result in increases in Suja Holdings, Inc.’s allocable share of the tax basis of the assets of Holdings LP and its subsidiaries, and such increases in tax basis may reduce the amount of income or franchise tax that we would otherwise be required to pay in the future had such sales and exchanges never occurred.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties. The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges or purchases of LP Units, the amount of gain recognized by the LP Unitholders upon exchanges or purchases of LP Units (which will depend on the value of Class A common stock at the time of the exchange), the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable; however, we estimate that such payments will be substantial. See “Organizational Structure — Tax Receivable Agreement.”
Further, LP Unitholders have the right to consent to certain amendments to the Partnership Agreement, as well as to certain other matters. Holders of these voting rights may exercise them in a manner that conflicts with the interests of our shareholders. These conflicts may result in decisions that are not in the best interests of shareholders. See “— Conflicts of interest could arise between our shareholders and the LP Unitholders, which may impede business decisions that could benefit our shareholders.”
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple class share structures in certain of their indexes. These policies are still fairly new, and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. Because of our dual class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions to FTSE Russell in the future. Previously, S&P Dow Jones excluded companies utilizing dual or multi-class capital structures from its indices, including the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600, which together make up the S&P Composite 1500. However, in April 2023, it reversed this policy and announced that companies with dual or multi-class capital structures will again be eligible for inclusion on its indices. Indices have discretion to reassess and implement such policies with respect to multiple class share structures and we cannot be sure that their policies will not change further and make us ineligible for inclusion on indices in the future. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Conflicts of interest could arise between our shareholders and the LP Unitholders, which may impede business decisions that could benefit our shareholders.
Holders of LP Units have the right to consent to certain amendments to the Partnership Agreement, as well as to certain other matters. Holders of these voting rights may exercise them in a manner that conflicts with the interests of our shareholders. Circumstances may arise in the future when the interests of the LP Unitholders conflict with the interests of our shareholders. As we control Holdings LP, we have certain obligations to the LP Unitholders that may conflict with fiduciary duties our officers and directors owe to our shareholders. These conflicts may result in decisions that are not in the best interests of shareholders.
If Holdings LP were to become a “publicly traded partnership” taxable as a corporation for U.S. federal or state income tax purposes, we might be subject to significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We intend to operate Holdings LP such that Holdings LP does not become a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership”

is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes (such as Holdings LP) may nonetheless be treated as, and taxable as, a corporation if it is a “publicly traded partnership” unless an exception to such treatment applies.
Under certain circumstances, transfers of LP Units (including pursuant to the Exchange Agreement) could cause Holdings LP to be treated as a “publicly traded partnership.” Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a “publicly traded partnership,” and we intend to operate such that exchanges or other transfers of LP Units qualify for one or more of such safe harbors. Accordingly, while such position is not free from doubt, Holdings LP is expected to be operated such that it is not treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes and we intend to take the position that Holdings LP is not so treated as a result of exchanges of its interests pursuant to the Exchange Agreement.
If Holdings LP were to become a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for Holdings LP. Holdings LP would be taxable on its income at the U.S. federal income tax rates applicable to corporations and distributions by Holdings LP to its partners (including us through our wholly owned subsidiaries) may be taxable as dividends to such partners to the extent of the current or accumulated earnings and profits of Holdings LP, as determined under U.S. federal income tax principles, if we are unable to file a consolidated U.S. federal income tax return with Holdings LP. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement, including that we would no longer have the benefit of increases in the tax basis of Holdings LP’s assets as a result of exchanges of LP Units, and would not be able to recover any payments previously made by us under the Tax Receivable Agreement related to such tax benefits, even if they were subsequently determined to have been unavailable.
The Tax Receivable Agreement with the TRA Parties requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties, which will require us to pay to such persons    % of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement.
The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Holdings LP. Due to the uncertainty of various factors, we cannot accurately quantify the likely tax benefits we will realize as a result of such tax attributes and benefits, including exchanges of LP Units. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of LP Unit exchanges, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging LP Unitholder’s tax basis in its LP Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal, state, and local income tax rates then applicable, and the portion of any payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable, or amortizable tax basis; however, we estimate that such payments may be substantial.
Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LP or any of its subsidiaries is a party. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the LP Unitholders or PSP maintaining a continued ownership interest in Holdings LP or us. See “Organizational Structure — Tax Receivable Agreement.”
The U.S. Internal Revenue Service (the “IRS”) might challenge the tax benefits we receive in connection with this offering or in connection with future acquisitions of LP Units. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which are complex and factual in nature. To the extent any tax attributes or benefits subject to the Tax Receivable Agreement are successfully challenged or disallowed by the IRS or any other taxing authority, we will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement. Instead, any excess cash payments made by us to a party to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make to such party under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Party for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex, their application to certain aspects of our structure is uncertain, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
The amounts that we may be required to pay to the TRA Parties under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.
The Tax Receivable Agreement provides that under certain events then the Tax Receivable Agreement will terminate, and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and we would be required to make an immediate lump-sum cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement. Such events include: (1) certain mergers, asset sales, other forms of business combination, or other changes of control, (2) a breach of any of our material obligations under the Tax Receivable Agreement, or (3) an early termination of the Tax Receivable Agreement at our election at any time. The amount due and payable in that circumstance is based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement; however, our ability to generate net taxable income is subject to substantial uncertainty.
Accordingly, any payment obligation triggered as a result of such event, including a change in control, material breach, or our election to terminate the Tax Receivable Agreement early may be made significantly in advance of, and could materially exceed, the realized future tax benefits, if any, to which such payment relates. In these situations, our payment obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control, and could also result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction that they would receive in the absence of such obligation.

If we are ultimately required to make payments under the Tax Receivable Agreement, including any payments that exceed our actual cash tax savings, we, Holdings LP, or our respective subsidiaries may need to incur debt to finance payments under the Tax Receivable Agreement to the extent available cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.”
We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the tax attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.
Our ability to realize the tax benefits that we currently expect to be available as a result of the attributes covered by the Tax Receivable Agreement, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income is insufficient or there are any adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and shareholders’ equity could be negatively affected. See “Organizational Structure — Tax Receivable Agreement.”
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material and adverse effect on our prospects, business, financial condition, results of operations, and cash flows.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (1) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As the sole general partner of Holdings LP, we will control and manage Holdings LP. On that basis, we believe that our interest in Holdings LP is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Holdings LP, interests in Holdings LP could be deemed to be “investment securities” under the 1940 Act.
We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material and adverse effect on our prospects, business, financial condition, results of operations, and cash flows.
Risks Related to Our Class A Common Stock and This Offering
We may allocate the net proceeds from this offering in ways that you and other shareholders may not approve.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in but also not otherwise identified for particular purposes in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increases the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause the price of our Class A common stock to decline.
If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our Pro Forma for the Offering Transactions net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed    % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately    % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.
An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.
Prior to this offering, there was no public market for our Class A common stock. Although we have applied to have our Class A common stock approved for listing on Nasdaq under the trading symbol “SUJA,” an active trading market for our Class A common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material and adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our Class A common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.
A significant portion of our total outstanding shares of Class A common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have       outstanding shares of Class A common stock. This includes shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of Class A common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. Pursuant to the Registration Rights Agreement, certain LP

Unitholders, including PSP, will have registration rights whereby, following the expiration of the lock-up period, such LP Unitholder can require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of Class A common stock (including shares issuable to them upon exchange of its LP Units) and include such shares in registration statements that we may file for ourselves or other shareholders. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.” As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of Class A common stock sell them or are perceived by the market as intending to sell them.
Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Facilities. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.
General Risk Factors
Disruptions in the worldwide economy may adversely affect our business, financial condition, results of operations, and cash flows.
Adverse and uncertain economic conditions, including as a result of a global pandemic or epidemic, the effects of the conflict between Russia and Ukraine and the ongoing conflicts in the Middle East (including the war in Iran), or the impact of changes in tariffs, may affect distributor, retailer, foodservice and consumer demand for our products or impact our costs. In addition, our ability to manage normal commercial relationships with our farming partners, packaging suppliers and third-party logistics providers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings or product categories during economic downturns or uncertainty or periods of high inflation. In particular, during such times, consumers may shift their purchase habits away from premium, organic products such as ours and may shift to purchasing less costly private label products. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, direct retailers and foodservice customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Cost pressures or inflation could challenge our ability to do so. Prolonged unfavorable economic conditions may have an adverse effect on our business, financial condition, results of operations, and cash flows.
Fluctuations in business conditions may unexpectedly impact our reported results of operations and financial condition.
We experience fluctuations in our financial performance as a result of a variety of factors, including the timing of our or our competitors’ promotional activities, the timing of product introductions and merchandise mix, as well as seasonal fluctuations in demand for beverage products that typically result in higher net sales for such products during winter months. We periodically offer sales and promotional incentives through various programs to customers and consumers, including rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. Our net sales and results of operations are impacted by the timing and size of such sales and promotion incentives. The promotional activity and cadence in club stores in particular may cause material spikes or declines in expected demand. New product introductions and shelf resets at our customers may also cause our results of operations to fluctuate. Due to these fluctuations, historical period-to-period comparisons of our results of operations are not necessarily indicative of future period-to-period results, impacting comparability of our quarterly results year-over-year.
Our operating results and stock price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.
Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our Class A common stock may fluctuate in response to various factors, including:
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market conditions in our industry or the broader stock market;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new solutions or services by us or our competitors;

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issuance of new or changed securities analysts’ reports or recommendations;

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sales, or anticipated sales, of large blocks of our stock;

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additions or departures of key personnel;

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regulatory or political developments;

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litigation and governmental investigations;

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changing economic conditions;

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investors’ perception of us;

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events beyond our control such as weather, war and health crises; and

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any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the market price and liquidity of our shares of Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our results of operations and reputation.
We may not be successful in our efforts to make acquisitions and successfully integrate newly acquired products or businesses.
We may review acquisition and strategic investment opportunities to expand our current product offerings and distribution channels, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities, such as our newest innovation, Slice, and our acquisition of Vive Organic in 2022. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. If required, the financing for these transactions could result in an increase in our indebtedness, dilute the interests of our shareholders, or both. The purchase price for some acquisitions may include additional amounts to be paid in cash in the future, a portion of which may be contingent on the achievement of certain future operating results of the acquired business. If the performance of any such acquired business exceeds such operating results, then we may incur additional charges and be required to pay additional amounts. In addition, exploring acquisition opportunities may divert management’s attention from the core business and organic innovation and growth, which could negatively impact our business, financial condition, results of operations, and cash flows. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition will depend on a variety of factors, including our ability to obtain financing on acceptable terms consistent with any debt agreements existing at that time and our ability to negotiate acceptable price and terms. Historically, fluctuations in the financial markets indicate that obtaining future financing to fund acquisitions may present significant challenges and may also create dilution to shareholders or other potential impacts.
The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially and adversely affect our prospects, business, financial condition, results of operations, and cash flows. The diversion of our management’s attention and any difficulties encountered in any integration process could also adversely affect our ability to manage our business. In addition, the integration process in connection with any future acquisitions could result in the loss of key employees, the disruption of ongoing businesses, litigation, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brands and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits or synergies of such acquisitions and adversely affect our financial performance. Further, the future acquisition of a product or business may cause us to deviate from our historically asset light business model if we were to acquire production capabilities and facilities in connection therewith, and as a result could increase our costs of operation.
We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate or realize the anticipated benefits of any acquired products or businesses. Further, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.
If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.
We review our goodwill and amortizable intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. In the event that we determine our goodwill or other assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material and adverse effect on our business, financial condition, results of operations, and cash flows.
As of December 29, 2025, we have $178.5 million of amortizable intangible assets, primarily consisting of trade names, recipes and customer relationships. The carrying value of these intangible assets is periodically reviewed by management to determine if there are events or changes in circumstances that would indicate that the carrying amount may not be recoverable. Accordingly, if there are any such circumstances that occur during the year, we assess the carrying value of our amortizable intangible assets by considering the estimated future undiscounted cash flows generated by the corresponding business or asset group. Any impairment identified through this assessment may require that the carrying value of related amortizable intangible assets be adjusted.
We have been, and in the future may be, subject to litigation that could have an adverse effect on our business.
We have been, and in the future may continue to be, subject to complaints, regulatory proceedings, or litigation from customers or other persons alleging food-related illness, or other food quality, labeling, health or operational concerns, including environmental claims. For example, we have in the past been subject to lawsuits brought under Prop 65 for failure to warn consumers of trace amounts of ethyl alcohol and cadmium in our products. Participants in our industry, including us, have faced, and we may in the future face, litigation regarding the use of terms such as “organic” and “cold-pressed” in labeling of products. Such litigation against us or against our private label partners, or being named in frivolous lawsuits that arise in the ordinary course of business, particularly as we continue to grow following our initial public offing, may be expensive to defend, harm our reputation and divert resources away from our operations and negatively impact our reported earnings.

Also, legal proceedings against our suppliers or manufacturers, including local and regional farmers, by third parties, whether in the ordinary course of business or otherwise, may include claims against us by virtue of our relationships with them, particularly as we continue to grow following our initial public offing. We, or our business partners, may become subject to claims for infringement of intellectual property rights, food quality, health or operational concerns, including environmental claims, and we may be required to indemnify or defend our business partners from such claims. Should management’s evaluation of our current exposure to legal matters pending against us prove incorrect and such claims are successful, our exposure could exceed expectations and could have a materially adverse effect on our business, financial condition, results of operations, and cash flows. Although some losses may be covered by insurance, we bear the costs and expenses associated with defending claims, including frivolous lawsuits, and if significant losses are not covered, or there is a delay in receiving insurance proceeds, or if the proceeds are insufficient to offset our losses fully, there could be a materially adverse effect on our business, financial condition, results of operations, and cash flows.
Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs.
Taxes imposed on the sale of certain of our products by federal, state and local governments in the United States, or other countries in which we may operate in the future could cause consumers to shift away from purchasing our beverages. Several municipalities in the United States have implemented or are considering implementing taxes on the sale of certain “sugared” beverages, including non-diet soft drinks, fruit drinks, teas and flavored waters to help fund various initiatives. There has also been a trend among some public health advocates to recommend additional governmental regulations concerning the marketing and labeling/packaging of the beverage industry. Additional or revised regulatory requirements, whether labeling, packaging, tax or otherwise, could adversely affect our consumer demand, business, financial condition, results of operations, and cash flows.
Changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.
We are currently subject to taxation by U.S. federal, state, and local tax authorities, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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changes to our assessment about our ability to realize, or in the valuation of, our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies and the economic and political environments in which we do business;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of equity-based compensation;

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costs related to intercompany restructurings;

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expiration of, or detrimental changes in, research and development tax credit laws;

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changes in tax laws, regulations or interpretations thereof;

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expansion into or future activities in new jurisdictions;

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the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities;

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lower than anticipated future earnings in jurisdictions where we are subject to lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we are subject to higher statutory tax rates; and

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limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any changes in U.S. taxation may increase our effective tax rate and harm our business, financial condition, and results of operations. In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance, and existing tax laws and regulations could be interpreted, modified, or applied in ways that are adverse to us.
Moreover, significant judgment is required in our accounting for income taxes. In the ordinary course of our business, there are transactions and calculations for which the most appropriate tax treatment is unsettled or unresolved. Changes in tax laws and regulations, in addition to changes and conflicts in related interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets, and liabilities for uncertain tax positions. On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law. The OBBBA includes significant changes to the Code, including restoration of immediate recognition of domestic research and development expenditures and reinstatement of 100% bonus depreciation for qualifying property. Additionally, the OBBBA eases the limitation on interest expense deductions by allowing companies to calculate their income for 163(j) purposes before deducting depreciation and amortization. The Company is currently evaluating the impact of the OBBBA on its condensed consolidated financial statements, including the effects on its deferred tax assets and liabilities.
In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.
We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our consolidated financial statements that could require us to restate our consolidated financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our prospectus, business, financial condition, results of operations, and cash flows.
We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our Class A common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2031. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the market price for our Class A common stock may be more volatile.
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to corporate governance requirements that will become applicable to us as a public company, the applicable rules and regulations of the SEC, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, the reporting requirements of the Exchange Act of 1933, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our prospects, business, financial condition, results of operations, and cash flows. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our prospects, business, financial condition, results of operations, and cash flows. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to transitioning to interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. These additional obligations, including the increase of costs incurred or diversion of management’s attention as a result of becoming a publicly traded company, could have a material and adverse effect on our prospects, business, financial condition, results of operations, and cash flows.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material and adverse effect on our prospects, business, financial condition, results of operations, and cash flows.
If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our Class A common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
If a trading market for our Class A common stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
We may require additional financing to achieve our goals, which may not be available when needed or may be costly and dilutive.
We may require additional financing to support the growth of our business, for working capital needs or to cover unforeseen costs and expenses. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business, the number, complexity and characteristics of additional products or future manufacturing processes we require to serve new or existing markets, any proposed acquisitions and cost increases related to the integration of acquired products or businesses, any material or significant product recalls, any failure or disruption with our farming partners and packaging suppliers as well as our third-party logistics providers, the expansion into new markets, any changes in our regulatory or legislative landscape, particularly with respect to product safety, advertising, product labeling and data privacy, the costs associated with being a public company and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy and it is possible that our business could become more capital intensive. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Although we believe various debt and equity financing alternatives will be available to us to support our capital needs, financing arrangements on acceptable terms may not be available to us when needed. For example, negative economic conditions and issues with regard to the financial markets could have a negative impact on our ability to access the capital markets, and thus have a negative impact on our operations and liquidity. A general shortage of liquidity and credit combined with the substantial losses in worldwide equity markets could lead to an extended worldwide recession in the future. If such conditions occurred, we would face significant challenges if conditions in the capital markets did not improve. Our ability to access the capital markets under such circumstances could be severely restricted at a time when we need to access such markets, which could have a negative impact on our business plans. Even if we are able to raise capital under such circumstances, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long such negative conditions might continue. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock.
Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.
Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the DGCL contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:
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these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

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these provisions provide for a classified Board with staggered three-year terms;

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these provisions provide that, at any time when PSP controls less than    % in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least    % in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

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these provisions prohibit shareholder action by written consent from and after the date on which PSP controls less than    % in voting power of our stock entitled to vote generally in the election of directors;

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these provisions provide that for as long as PSP controls at least    % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when PSP controls less than    % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will

require the affirmative vote of the holders of at least    % in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and
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these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when PSP controls at least    % in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to PSP.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested shareholder for a period of three years following the date on which the shareholder became an interested shareholder. However, our certificate of incorporation to be effective at or prior to the consummation of this offering will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding PSP and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least    % of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock — Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.
These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.
For information regarding these and other provisions, see “Description of Capital Stock.”
Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. However, our shareholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock — Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our prospects, business, financial condition, results of operations, and cash flows and result in a diversion of the time and resources of our employees, management and Board.

FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements” that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:
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a reduction or limited availability of organic fruits, vegetables and other raw materials and ingredients for our juice products or an increase in the price of such materials and ingredients;

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real or perceived quality or food safety issues with our products, which may diminish our brands and reputation;

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strong competition in the food and beverage retail industry;

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our reliance on distributor and retail customers for a significant portion of our sales, and our ability to maintain or further develop our sales channels;

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our reliance on our local and regional farming partners and other third-party partners and those third parties’ ability to fulfill their obligations;

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our reliance on our limited suppliers for materials used to package our products, the costs of which have in the past been, and may continue to be, volatile and subject to price increases;

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failure by our transportation providers to deliver our products on time, or at all, and problems with our logistics network and arrangements;

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our ability to manage our future growth effectively;

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our ability to successfully forecast and manage our inventory at appropriate levels for our demand;

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any damage or disruption at our production facilities in Oceanside, California, where our products are primarily manufactured;

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our ability to quickly respond to new trends by introducing new products or successfully improving existing products;

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an overall decline in the health of the economy and other factors impacting consumer spending;

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a reduction in demand for and sales of our cold-pressed juices, wellness shots and functional sodas or a decrease in consumer demand for such products generally;

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our ability to develop and maintain our brands and company image;

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the success of our marketing strategies and channels at maintaining consumer awareness of our brands, building brand loyalty and generating interest in our products from existing and new consumers;

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our failure to retain our senior management and key personnel;

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advertising inaccuracies and product mislabeling, which may expose us to lawsuits, product recalls or regulatory enforcement actions;

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our ability to comply with laws and regulations relating to data privacy, data protection, advertising and consumer protection;

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food safety and food-borne illness incidents or other safety concerns, which may expose us to lawsuits, product recalls or regulatory enforcement actions;

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our dependence on distributions from Holdings LP to pay our taxes and expenses, including payments under the Tax Receivable Agreement;

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we will be controlled by PSP following this offering, and their interests may conflict with ours or yours in the future;

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our dual class structure, and the impact that it may have on the market price of our Class A common stock;

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our success with making acquisitions and integrating newly acquired products or businesses;

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potential litigation that could have an adverse effect on our business; and

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other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to capital markets. We intend to use such net proceeds to acquire, directly or indirectly through one or more wholly owned subsidiaries,         newly issued LP Units in Holdings LP at a purchase price per LP Unit equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discount.
In turn, Holdings LP intends to apply the balance of the net proceeds it receives from us (i) to repay $      million of borrowings under the Credit Agreement, (ii) to pay expenses incurred in connection with this offering and the other Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes.
As of December 29, 2025, we had $267.5 million outstanding under the Term Loan Facilities and $40 million outstanding under the Revolving Credit Facility. As of December 29, 2025, the effective interest rate for the Term Loan Facilities was 9.65%, and the weighted average interest rate for amounts drawn under the Revolving Credit Facility was 9.51%. As of     , 2026, the effective interest rate for the Fourth Amendment Delayed Draw Term Loan Facility was     %. The Term Loan Facilities will mature on August 23, 2029. The Revolving Credit Facility will mature on August 23, 2028.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.
Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.
Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase or decrease in the assumed initial public offering price of $      per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming that the initial public offering price per share for the offering remains at $      (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to service our debt obligations and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, including our Credit Agreement, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.
We intend to cause Holdings LP to make distributions, subject to applicable limitations and restrictions, to each of its partners, including us (directly or indirectly through our wholly owned subsidiaries), in an amount intended to enable each partner to pay all applicable taxes on taxable income allocable to each partner and to enable us to make payments required under the Tax Receivable Agreement. Holdings LP will make such distributions only to the extent distributions from Holdings LP for the relevant year were otherwise insufficient to cover such estimated assumed tax liabilities and other obligations. Such distributions generally will be to each partner of Holdings LP holding LP Units, including us (indirectly through our wholly owned subsidiaries), on a pro rata basis based on Holdings LP’s net taxable income (which, in each case, will be calculated without regard to any applicable basis adjustment under Section 743(b) of the Code, and will be based upon an assumed tax rate, taking into account certain assumptions set forth in the Partnership Agreement). As a result, it is possible that we will receive tax distributions significantly in excess of our tax liabilities, obligations to make payments under the Tax Receivable Agreement and other expenses. While our Board may choose to distribute such cash balances as dividends on our Class A common stock (subject to the limitations set forth in the preceding paragraph), it will not be required (and does not currently intend) to do so, and may in its sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination, including potentially causing Suja Life, Inc. to contribute such excess cash (net of any operating expenses) to Holdings LP. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and Holdings LP interests after accounting for such contribution, Holdings LP and Suja Life, Inc., as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions, stock dividends or adjustments of outstanding interests of Holdings LP held by LP Unitholders. To the extent that Suja Life, Inc. contributes such excess cash to Holdings LP, a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in Holdings LP represented by such holder’s Class A common stock. To the extent that Suja Life, Inc. does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the members of Holdings LP (not including Suja Life, Inc.) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LP Units for shares of the Class A common stock, notwithstanding that such members may previously have participated as holders of LP Units in distributions by Holdings LP that resulted in such excess cash balances at Suja Life, Inc.

CAPITALIZATION
The following table describes our cash and consolidated capitalization as of December 29, 2025:
•
of Holdings LP on an actual basis;

•
of Suja Life, Inc. on a pro forma basis to give effect to the Organizational Transactions and Tax Receivable Agreement adjustments, excluding this offering; and

•
of Suja Life, Inc. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions and Tax Receivable Agreement adjustments and our sale of      shares of Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) and the application of the net proceeds of the offering as set forth in “Use of Proceeds.”

You should read this table in conjunction with the consolidated financial statements and the related notes, “Basis of Presentation,” “Use of Proceeds,” “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Capital Stock” included elsewhere in this prospectus.
As of December 29, 2025
	Holdings LP (Historical)	Suja Life, Inc. Pro Forma	Suja Life, Inc. Pro Forma, As Adjusted (unaudited)
Cash	$31,015	$	$
Indebtedness:
Long-term debt, net	$301,157	$	$
Partners’ / Shareholders’ equity:
Unlimited Class A Units authorized and 222,881 shares issued and outstanding as of December 29, 2025	—
Unlimited Class B common units (“Class B Units”) authorized and 18,680 shares issued and outstanding as of December 29, 2025	—
Unlimited Class C common units (“Class C Units”) authorized and 200 shares issued and outstanding as of December 29, 2025	—
4,840 Class D Units, no par value, issued and outstanding as of December 29, 2025	—
Unlimited Class E common units (“Class E Units”) authorized and 1,434 shares issued and outstanding as of December 29, 2025	—
Unlimited Class F common units (“Class F Units”) authorized and 1,000 shares issued and outstanding as of December 29, 2025	—
Class A common stock, $ par value per share, million shares authorized; no shares issued and outstanding, on an actual basis; million shares authorized, shares issued and outstanding, on a pro forma basis	—

	As of December 29, 2025
	Holdings LP (Historical)	Suja Life, Inc. Pro Forma	Suja Life, Inc. Pro Forma, As Adjusted (unaudited)
Class V common stock, $ par value per share, million shares authorized; no shares issued and outstanding, on an actual basis; million shares authorized, shares issued and outstanding, on a pro forma basis	—
Additional paid-in capital	144,712
Accumulated earnings (deficit)	(112,142)
Accumulated other comprehensive income	—
Total partners’ / shareholders’ equity (deficit)	32,570
Non-controlling interests(1)	—
Total capitalization	$333,727	$	$

(1)
On a pro forma basis, includes the Holdings LP interests not owned by us, which represents    % of Holdings LP’s LP Units. The LP Unitholders will hold the non-controlling economic interest in Holdings LP. Suja Life, Inc. will hold, indirectly through one or more wholly owned subsidiaries,     % of the economic interest in Holdings LP.

A $1.00 increase or decrease in the assumed initial public offering price of $       per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $       million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $       million, based on an assumed initial public offering price of $       per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
Unless otherwise indicated, the number of shares of Class A common stock that will be outstanding after this offering excludes:
•
           shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares

•
the           shares of Class A common stock issuable upon the exchange of           LP Units that will be outstanding immediately after this offering; and

•
           shares of Class A common stock reserved for issuance under the Omnibus Plan.

DILUTION
Because the LP Unitholders do not own any Class A common stock or other economic interests in Suja Life, Inc., we have presented pro forma net tangible book value per share after this offering assuming that the holders of LP Units had all of such interests redeemed or exchanged for newly issued shares of Class A common stock (rather than for cash and based upon an assumed offering price of $      per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and the cancellation for no consideration of all of their shares of Class V common stock (which are not entitled to receive distributions or dividends, whether in cash or stock, from Suja Life, Inc.), in the case of the holders of LP Units, in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LP Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”
Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the pro forma net tangible book value (deficit) per share of Class A common stock after this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value (deficit) per share of our Class A common stock after this offering.
Pro forma net tangible book value per share is determined at any date by subtracting our total pro forma liabilities from the total pro forma book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Organizational Transactions and the Offering Transactions, including the sale of      shares of Class A common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and the Assumed Redemption. Our pro forma net tangible book value (deficit) as of was $      million, or $      per share of Class A common stock. This represents an immediate increase in net tangible book value to the LP Unitholders of $      per share and an immediate dilution to new investors in this offering of $      per share. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Assumed initial public offering price per share	$
Pro forma net tangible book value (deficit) per share as of before this offering(1)	$
Increase in net tangible book value (deficit) per share attributable to the investors in this offering	$
Pro forma net tangible book value (deficit) per share after this offering	$
Dilution in net tangible book value (deficit) per share to the investors in this offering	$

(1)
The computation of pro forma net tangible book value per share as of December 29, 2025 before this offering is set forth below:

(in thousands, except share and per share data)
Book value of tangible assets(a)	$
Less: total liabilities(a)	$
Pro forma net tangible book value (deficit)(a)	$
Shares of Class A common stock outstanding(a)
Pro forma net tangible book value (deficit) per share	$

(a)
Gives pro forma effect to the Organizational Transactions and the Assumed Redemption.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus,

would increase or decrease pro forma net tangible book value by $      million, or $      per share, and would increase or decrease the dilution per share to the investors in this offering by $      based on the assumptions set forth above.
The following table summarizes as of December 29, 2025, after giving effect to the Offering Transactions, the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by the purchasers in this offering, based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting the underwriting discount and offering expenses, after giving effect to the Assumed Redemption:
	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing owners		%	$	%	$
Investors in this offering
Total	—	100%	$	100%		—
The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, after giving effect to the Assumed Redemption, the existing owners would collectively own approximately     % and the investors in this offering would own approximately     % of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, after giving effect to the Assumed Redemption, the pro forma net tangible book value (deficit) per share after this offering would be $      per share, and the dilution in the pro forma net tangible book value (deficit) per share to the investors in this offering would be $      per share.
The tables and calculations above are based on the number of shares of common stock outstanding as of December 29, 2025 (after giving effect to the Offering Transactions). To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our shareholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
The unaudited pro forma condensed consolidated balance sheet as of December 29, 2025 and the unaudited pro forma condensed consolidated statement of operations for fiscal 2025 (collectively, “unaudited pro forma condensed consolidated financial information,” or “pro forma financial information”) present our financial position and results of operations after giving pro forma effect to the accounting for the following transactions as if such transactions occurred on December 29, 2025 for the unaudited pro forma condensed consolidated balance sheet and on December 31, 2024 for the unaudited pro forma condensed consolidated statements of operations:
(1)
the Organizational Transactions described elsewhere in this registration statement under “Organizational Structure,” (not including this offering);

(2)
the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions — Related Party Transactions — Tax Receivable Agreement;” and

(3)
the Offering Transactions, including this offering, and the application of the estimated net proceeds from this offering as described under “Use of Proceeds” and elsewhere in this registration statement.

Our historical consolidated financial information has been derived from and should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements of Holdings LP included elsewhere in this prospectus. Suja Life, Inc. was formed on October 8, 2025 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial information is not included in the unaudited pro forma condensed consolidated financial information.
The unaudited pro forma condensed consolidated financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to U.S. federal and state income taxes. The presentation of the unaudited pro forma condensed consolidated financial information is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting adjustments required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the transactions listed above to the Company’s historical consolidated financial statements and is based on currently available information and certain estimates and assumptions. See the accompanying notes to the unaudited pro forma condensed consolidated financial information for a discussion of assumptions made.
The unaudited pro forma condensed consolidated financial information is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. Future results may vary significantly from the results reflected in the unaudited pro forma condensed consolidated statements of operations and should not be relied upon as an indication of our results after the completion of this offering and the other transactions contemplated by such unaudited pro forma condensed consolidated financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
The unaudited pro forma condensed consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated financial statements of Holdings LP and related notes thereto included elsewhere in this prospectus.

For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that we will issue      shares of Class A common stock at a price per share of $      (which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus), and, as a result, immediately following the completion of this offering, the ownership percentage represented by LP Units not held by us or our wholly owned subsidiaries will be    %, and the net loss attributable to LP Units not held by us will accordingly represent    % of our net loss. Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock.
As described in greater detail under “Certain Relationships and Related Party Transactions — Related Party Transactions — Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties that will require us to pay such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement.
We expect to benefit from the remaining    % of cash tax savings, if any, that we realize from the tax attributes described above. As a result of the Organizational Transactions, we will recognize a liability under the Tax Receivable Agreement of $      as described in more detail below. Due to the uncertainty in the amount and timing of future exchanges of LP Units by LP Unitholders for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and other purchases of LP Units from LP Unitholders, the unaudited pro forma condensed consolidated financial information assumes that no such future exchanges or purchases of LP Units have occurred and therefore no increases in tax basis in Holdings LP assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. However, if all of the LP Unitholders were to exchange or sell to us all of their LP Units, we would recognize a deferred tax asset of approximately $      million and a liability under the Tax Receivable Agreement of approximately $      million, assuming: (i) all exchanges or purchases occurred on the same day as this offering; (ii) a price of $      per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of    %; (iv) that we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges and purchases, the price per share of our Class A common stock at the time of the exchange or purchase, and the tax rates then in effect.
For each 5% increase (decrease) in the amount of LP Units exchanged for shares of our Class A common stock by or purchased from the LP Unitholders (or their transferees of LP Units or other assignees), our deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $      per share, our deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the number of LP Units exchanged by or purchased from the LP Unitholders (or their transferees of LP Units and other assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and liability under the Tax Receivable Agreement that we will recognize will differ based on, among other things, the timing of the exchanges and purchases, the price of our shares of Class A common stock at the time of the exchange or purchase, and the tax rates then in effect. See “Organizational Structure — Tax Receivable Agreement.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 29, 2025
	Suja Life Holdings, L.P. (As Reported)	Organizational Transactions and Tax Receivable Agreement Adjustments		Offering Transactions Adjustments		Suja Life, Inc. Pro Forma, As Adjusted
	(in thousands, except per share data)
Assets
Current Assets:
Cash	$31,015	$	1(b)	$	1(a)	$
					1(i)
Restricted cash	1,010
Trade receivables, net	14,081
Inventories	22,412
Prepaid expenses and other current assets	2,636
Total current assets	71,154
Property and equipment, net	45,671
Operating lease right-of-use assets, net	23,387
Trade name and other intangible assets, net	178,463
Deferred tax assets, net	—		1(c)		1(i)
			1(d)
Goodwill	106,201
Other assets	701
Deferred transaction costs	2,536				1(e)
Total assets	$428,113	$		$		$
Liabilities and Partners’ / Shareholders’ Equity
Current Liabilities:
Accounts payable	19,408
Accrued expenses	19,563
Accrued compensation	14,596
Current portion of operating lease obligations	2,450
Current portion of finance lease obligations	110
Deferred consideration
Short-term debt	2,740				1(i)
Total current liabilities	58,867
Long-term operating lease obligations	24,051
Long-term finance lease obligations	98
Long term debt, net	301,157				1(i)

	Suja Life Holdings, L.P. (As Reported)	Organizational Transactions and Tax Receivable Agreement Adjustments		Offering Transactions Adjustments		Suja Life, Inc. Pro Forma, As Adjusted
	(in thousands, except per share data)
Deferred tax liabilities, net	11,370		1(c)
Tax receivable agreement liability	—		1(d)
Total liabilities	395,543
Commitments and Contingencies
Partners’ / Shareholders’ Equity:
Unlimited Class A Units authorized and 222,881 shares issued and outstanding as of December 29, 2025	—		1(f)		1(i)
Unlimited Class B Units authorized and 18,680 shares issued and outstanding as of December 29, 2025	—		1(f)
Unlimited Class C Units authorized and 200 shares issued and outstanding as of December 29, 2025	—		1(f)
4,840 Class D Units, no par value, issued and outstanding as of December 29, 2025	—		1(f)
Unlimited Class E Units authorized and 1,434 shares issued and outstanding as of December 29, 2025	—		1(f)
Unlimited Class F Units authorized and 1,000 shares issued and outstanding as of December 29, 2025	—		1(f)
Class A common stock, par value $ per share	—		1(f)		1(a)
Class V common stock, par value $ per share	—		1(b)
Additional paid-in capital	144,712		1(h)		1(a)
Accumulated deficit	(112,142)
Total Partners’ / Shareholders’ Equity	428,113
Non-controlling interests	—		1(g)
Total liabilities and Partners’ / Shareholders’ Equity	$428,113	$		$		$

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
1(a)
We estimate that the proceeds to us from this offering will be approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed initial public offering price of $      per share (which is the

midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting $      of assumed underwriting discount and estimated offering expenses.
1(b)
Reflects the issuance of Class V common stock to the LP Unitholders, on a one-to-one basis with the number of LP Units they own, in exchange for cash consideration of $      equal to the par value of the Class V common stock issued, as described in greater detail under “Organizational Structure.”

1(c)
We are subject to U.S. federal, state, and local income taxes. This adjustment reflects the recognition of deferred taxes in connection with the Organizational Transactions of Suja LLC assuming a pro forma blended statutory tax rate, which includes a provision for U.S. federal, state and local taxes.

We have recorded a pro forma deferred tax asset adjustment of $      million. The deferred tax asset includes (i) $      million related to temporary differences in the book basis as compared to the tax basis of our investment in Holdings LP, and (ii) $      million related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as described further in note (1)(d) below and (iii) $      million related to the book versus tax basis differences inside the entities owned by Holdings LP.
1(d)
Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties that will require us to pay such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock or for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. We will record a $      million liability based on our estimate of the aggregate amount that we will pay to the TRA Parties under the Tax Receivable Agreement as a result of the Organizational Transactions. As mentioned in note (1)(c) above, we will record an increase of $      million in deferred tax assets related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as a result of the Organizational Transactions. Additionally, we will record a decrease to additional paid-in capital of $      million, which is equal to the difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the Tax Receivable Agreement as a result of the Organizational Transactions.

No adjustment has been made to reflect future exchanges by LP Unitholders (or their transferees of LP Units or other assignees) of LP Units for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), as applicable.
1(e)
We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our combined balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

1(f)
As part of the Organizational Transactions, the Partnership Agreement of Holdings LP will be amended and restated to, among other things, modify Holdings LP’s capital structure by replacing the current partnership interests with a single class of common ownership interests.

1(g)
As a result of the Organizational Transactions, the Partnership Agreement of Holdings LP will be amended and restated to, among other things, designate Suja Life, Inc. as the sole general partner of Holdings LP. As sole general partner, Suja Life, Inc. will exclusively operate and control the business and affairs of Holdings LP. The LP Units owned by LP Unitholders will be considered noncontrolling interests in the consolidated financial statements of Suja Life, Inc. The adjustment to non-controlling

interest of $      million reflects the proportional interest in the pro forma condensed consolidated total equity of Holdings LP owned by the LP Unitholders.
1(h)
The following table is a reconciliation of the adjustments impacting additional paid-in-capital:

Net adjustment from recognition of deferred tax asset and Tax Receivable Agreement liability	$
Costs associated with offering (excluding underwriting costs)
Underwriting costs associated with this offering
Adjustment for non-controlling interest
Net additional paid-in capital pro forma adjustment	$

1(i)
The net proceeds from the sale of      shares of Class A common stock in this offering will be used by Suja Life, Inc. to acquire, directly or indirectly through one or more wholly owned subsidiaries,        newly issued LP Units from Holdings LP at a purchase price per LP Unit equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discount. In turn, Holdings LP intends to apply the balance of the net proceeds it receives (i) to repay $      million of borrowings under the Credit Agreement, (ii) to pay expenses incurred in connection with this offering and the Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 29, 2025
	Suja Life Holdings, L.P. (Historical)	Organizational Transactions and Tax Receivable Agreement Adjustments		Offering Transactions Adjustments		Pro Forma — Suja Life, Inc.
Net Sales	$326,624	$		$		$
Cost of sales	(169,411)
Gross profit	157,213
Operating expenses	(148,687)
Income (loss) from operations	8,526
Other income, net	43
Interest expense	(30,045)				2(c)
Loss before taxes	(21,476)
Benefit (provision) for income taxes	(1,861)		2(a)
Net income (loss)	(23,337)
Net loss attributable to non-controlling interests			2(b)
Net loss attributable to equity holders			2(b)
Pro forma net income (loss) per share:
Numerator					3(a)
Net loss attributable to Suja Life, Inc.’s shareholders (basic and diluted)

	Suja Life Holdings, L.P. (Historical)	Organizational Transactions and Tax Receivable Agreement Adjustments	Offering Transactions Adjustments	Pro Forma — Suja Life, Inc.
Denominator:
Weighted average of shares of Class A common stock outstanding (basic)
Incremental common shares attributable to dilutive instruments
Weighted average of shares of Class A common stock outstanding (diluted)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

2(a)
Suja Life, Inc. will be subject to income taxes. As a result, the pro forma statements of operations adjust income tax expense to reflect the pro forma income taxes based on the blended statutory tax rate, which includes a provision for U.S. federal, state and local taxes. Holdings LP has been, and is expected to continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, Holdings LP’s profits and losses will flow through to its partners, including Suja Life, Inc., and are generally not subject to U.S. federal income tax at the Holdings LP level.

The pro forma adjustments for income tax expense represent tax expense (benefit) on income that will be taxable in jurisdictions after our Organizational Transactions that previously had not been taxable. The tax effect on the pro forma adjustments was determined using an estimated statutory blended rate of     % for fiscal 2025. The adjustment is calculated as pro forma income before income taxes multiplied by the ownership percentage of the controlling interest and multiplied by the pro forma tax rate.
2(b)
Following the Organizational Transactions, Suja Life, Inc. will become the sole general partner of Holdings LP, and upon completion of this offering, Suja Life, Inc. will initially own approximately    % of the economic interest in Holdings LP but will control the management of Holdings LP. The ownership percentage held by the noncontrolling interest will be approximately    %. Net loss attributable to the noncontrolling interest will represent approximately    % of net loss.

2(c)
Reflects the decrease in interest expense due to the use of available net proceeds from this offering to repay indebtedness under the Credit Agreement.

3(a)
The weighted average number of shares underlying the basic earnings per share calculation reflects only the      shares of Class A common stock outstanding (including      share of Class A common stock sold in this offering and      shares of Class A common stock issued to PSP and the New Vive Partnerships) after the offering as they are the only outstanding shares which participate in distributions or dividends by Suja Life, Inc. The net proceeds from the sale of      shares of Class A common stock in this offering will be used to acquire, directly or indirectly through one or more wholly owned subsidiaries,      newly issued LP Units from Holdings LP at a purchase price per LP Unit equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discount. In turn, Holdings LP intends to apply the balance of the net proceeds it receives to (i) to repay $      million of borrowings under the Credit Agreement, (ii) to pay expenses incurred in connection with this offering and the Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes. The remaining      shares of Class A common stock to be sold in the offering are not included in the pro forma basic and diluted net income per share calculations as the proceeds received from the sale of these shares will be used for general corporate purposes, see

“Use of Proceeds.” Pro forma diluted earnings per share is computed by adjusting pro forma net loss attributable to Suja Life, Inc. and the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. Shares of Class V common stock are not participating securities and therefore are not included in the calculation of pro forma basic earnings per share.
LP Units, together with an equal number of shares of Class V common stock, may be exchanged for shares of our Class A common stock on a one-to-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). After evaluating the potential dilutive effect under the if-converted method, the outstanding LP Units for the assumed exchange of non-controlling interests were determined to be      and thus were      the computation of diluted earnings per share.
The diluted weighted average share calculation assumes that certain equity awards were issued and outstanding at the beginning of the period. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share.
Fiscal 2025
Earnings per share of common stock
Numerator:
Net loss attributable to Suja Life, Inc.’s shareholders (basic and diluted)	$
Denominator:
Weighted average of shares of Class A common stock outstanding (basic)
Incremental shares of Class A common stock attributable to dilutive instruments
Weighted average of shares of Class A common stock outstanding (diluted)
Basic earnings per share	$
Diluted earnings per share	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements, and the notes to those statements and other financial information included within this registration statement. This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Organizational Transactions, this offering, the use of proceeds from this offering or any other items presented in accordance with Article 11 under Regulation S-X. For more information, see “Organizational Structure” and “Unaudited Pro Forma Combined Financial Information.” The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”
The following discussion contains references to consolidated financial results of Holdings LP and its consolidated subsidiaries for fiscal 2024 and fiscal 2023. Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” or “Suja” and similar references refer to on or following the consummation of the Organizational Transactions, including this offering, Suja Life, Inc. and its consolidated subsidiaries, including Holdings LP.
Overview
Suja Life is a modern beverage platform at the forefront of one of the most powerful consumer transformations of our time: the shift toward functional, better-for-you beverages. We operate at the intersection of health, taste, and trust, offering cold-pressed juices, wellness shots, and functional sodas that have become an essential part of consumers’ everyday routines. Our three brands — Suja Organic, Vive Organic, and Slice — form a complementary portfolio that reaches consumers across multiple beverage occasions.
Over a decade ago, we played a key role in shaping the cold-pressed juice category and subsequently pioneered the wellness shots category, establishing entirely new consumption occasions for our evolving consumer. Today, we serve the rapidly growing NHB market which is outpacing growth of the broader beverage market by 12% according to SPINS, 52 Weeks. Our pioneering mentality has propelled us into a leadership position in both cold-pressed juice and wellness shots based on retail sales according to SPINS, 52 Weeks.
Our recent historical performance demonstrates our ability to deliver consistent growth through a balanced and disciplined approach. For fiscal 2025, net sales were $326.6 million, an increase of $67.7 million, or 26.1%, from $258.9 million in fiscal 2024. Net loss was $23.3 million for fiscal 2025, representing a margin of 7% and an increase in net losses of $2.6 million, or 12.4%, from a net loss of $20.8 million for fiscal 2024. Adjusted EBITDA was $40.5 million for fiscal 2025, representing a margin of 12% and a decrease of $1.7 million, or 4.1%, from $42.2 million in fiscal 2024. See the section entitled “— Non-GAAP Financial Measure — EBITDA and Adjusted EBITDA” below for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP.
Going forward, we believe our portfolio of brands, innovation leadership, operational excellence, and strong retail partnerships position us to continue to capture disproportionate growth as functional beverages transition from early adoption to mainstream consumption.
Segments
We have two reportable segments: Suja Core and Emerging Brands. Suja Core primarily produces and distributes cold-pressed juices and wellness shots. Suja Core reflects the financial results of Suja Organic’s and Vive Organic’s operations. Emerging Brands consists of recently acquired or launched brands and products that are still in the early stages of revenue scale, market development, or distribution build-out.

The Emerging Brands segment began producing and distributing products in December of fiscal 2024. For fiscal 2024 and fiscal 2025, products consist of healthy functional sodas sold under the Slice brand.
Key Factors Affecting Our Performance
We believe that the performance of our business and our future success depend upon several critical factors. While each presents significant opportunities, they also pose important challenges that we must successfully address to sustain growth and improve our results of operations.
Accelerating Adoption of Better-For-You Products
Consumer adoption of natural healthy beverages is accelerating as wellness becomes a universal priority. According to a Company survey, approximately 80% of consumers are constantly seeking beverages that are healthier, 82% of consumers want beverages with lower sugar, 90% of consumers desire additional functional benefits from their beverages, and 77% of consumers are willing to pay more for “beverages that are better for them,” demonstrating significant demand for wellness solutions.
We believe we have substantial opportunity to expand our consumer base and increase purchase frequency through broader distribution, optimized retail placement, and elevated marketing efforts that communicate our functional benefits to target consumers. We believe targeted marketing investments can effectively capture this demographic and drive accelerated household adoption.
Increasing Velocity Through User Growth and Purchase Frequency
Our growth strategy focuses, in part, on both expanding our user base and increasing the frequency with which existing consumers purchase our products. As consumers integrate functional beverages into their daily wellness routines, purchase occasions multiply across different dayparts and use cases. We are driving velocity growth through product innovation that creates new consumption occasions, strategic merchandising that increases visibility at retail, and consumer education that reinforces habitual usage patterns. Our role as category captain enables us to optimize shelf placement and promotional strategies that drive trial and repeat purchase. Additionally, our multi-brand portfolio allows us to drive cross-purchase of brands as consumers select products and brands aligned with their specific wellness needs.
Continued Expansion of Our Retail Distribution Footprint
We have significant opportunity to increase distribution reach and make our products more readily accessible by driving store penetration in existing channels and expanding into new retail formats. We maintain deep relationships with several of the largest retailers in grocery, mass, natural, and club channels, and we believe substantial runway exists to deepen our portfolio offerings within these existing customers.
Beyond current retail partners, we are increasing our distribution breadth. Within new channels, we see significant whitespace in convenience stores and the broader away-from-home category. We are executing a convenience store penetration strategy with distribution wins at key national chains. Similarly, we currently have limited presence in away-from-home channels including college campuses, fitness facilities, and airports. We believe our functional benefits align strongly with on-the-go consumer behaviors and position us to penetrate and outperform in these high-frequency, impulse-driven retail environments.
Innovation Leadership Creating New Category Opportunities
Our success depends on maintaining innovation leadership that anticipates and addresses evolving consumer wellness needs. We take a highly focused, data-driven approach to product development, identifying opportunity areas based on consumer preferences and category insights derived from our advanced analytics capabilities.
Our innovation efforts focus on three strategic priorities: enhancing formulations and nutritional profiles of existing products, creating new offerings within established categories, and expanding into adjacent wellness segments such as our endeavor with Slice. We continue investing in innovation across our portfolio, with 20% of net sales growth for fiscal 2025 coming from our new SKUs. Our vertically integrated manufacturing platform enables rapid innovation cycles, bringing new products to market in weeks rather than months while maintaining superior quality standards. This speed-to-market advantage allows us to capitalize on emerging wellness trends ahead of competitors.
Strategic M&A Accelerating Platform Growth
We have established ourselves as a strategic acquirer of choice in the NHB market, with a demonstrated track record of identifying and integrating premium brands that benefit from our platform capabilities. Our acquisition strategy focuses on brands with strong consumer loyalty, differentiated positioning, and proven product-market fit that can leverage our manufacturing scale, distribution relationships, and category insights to accelerate growth while improving margins.
With a fragmented market of emerging wellness brands seeking scale and operational expertise, we are well-positioned to continue consolidating the space through strategic, accretive acquisitions. Our platform approach — combining manufacturing capacity, distribution reach, category insights, and marketing capabilities — creates substantial value for acquired brands while strengthening our competitive position and expanding our addressable market opportunity.
We strive for successfully integrated businesses complementary to our own, such as Vive Organic, to increase both our distribution reach and our product capabilities. We continuously evaluate acquisitions and intend to further pursue targeted acquisitions that complement our product capabilities or provide us access to new markets. We have previously made and intend to continue to make acquisitions with the objective of enhancing our human capital, product capabilities, entering natural adjacencies, and expanding geographic footprint. Our ability to successfully pursue strategic acquisitions is dependent upon a number of factors, including sustained execution of a disciplined and selective acquisition strategy and our ability to effectively integrate targeted companies or assets and grow our business. We do not have agreements or commitments for any significant acquisitions at this time.
Economic Conditions
Consumer demand for our products is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, recession and fears of recession, unemployment, minimum wages, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. Functional and other specialty beverages in particular may be more susceptible to discretionary consumer spending levels.
Components of Our Results of Operations
Net Sales
We generate sales through the sale of functional and health-focused beverages. Our sales are predominantly made to retailers or distributors for final sale to consumers through retail channels, which include sales to traditional brick and mortar and online retailers. We also offer our products through our own website.
We offer sales incentives to our customers that are designed to support the distribution of our products to consumers. These incentives include discounts, trade promotions and price allowances. These amounts are deducted from gross sales to arrive at our net sales.
We have experienced substantial growth in net sales since inception. The following factors and trends in our business have driven net sales growth over this period and are expected to continue to be key drivers of our net sales growth for the foreseeable future:
•
increasing sales velocity across all channels by increasing awareness, trial, and adoption of our products. Our investments in marketing and advertising help to drive awareness and trial across all points of sale;

•
expanding of our retailer and distribution network across new and existing channels;

•
focusing on product innovation by improving the formulations and nutrition of our existing products, creating new products within our existing categories, and expanding into new product categories; and

•
continuing to assess accretive M&A opportunities to accelerate category leadership and expand reach into complementary, high growth markets.

Cost of Sales
Cost of sales includes raw materials, direct and indirect labor and other costs associated with production, such as inbound freight and plant expenses, depreciation, and amortization expense. Cost of sales are impacted by macroeconomic factors including, but not limited to, inflationary pressures and tariffs.
Gross Profit
Gross profit is net sales less cost of sales. Gross profit has been, and will continue to be, affected by various factors, including the mix of products we sell, the channel through which we sell our products, the promotional environment in the marketplace, manufacturing costs, commodity prices and freight rates.
Operating Expenses
Operating expenses include marketing expenses, sales expenses, amortization expenses, and general and administrative expenses. Selling and marketing expenses consist primarily of costs incurred marketing and ensuring on-shelf availability of our products and are primarily driven by investments to grow our business and acquire and retain customers. General and administrative expense includes payroll, employee benefits, incentive unit compensation, finance, information technology, human resources and other administrative-related personnel, as well as general overhead costs of the business, including research and development for new innovations, rent and related facilities and maintenance costs, freight costs, depreciation and amortization and legal, accounting and professional fees. We expect operating expenses to increase in the future as we continue to scale our operations to meet our product demand, continue to build our product portfolio, and add personnel to our sales and marketing organization. We also expect to incur additional costs associated with operating as a public company, including increased expenses related to legal, audit, accounting, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs, and other administrative and professional services.
Interest Expense
Interest expense consists of interest on our financing arrangements as well as any related deferred financing costs and discounts being expensed over the life of such financing arrangements. We expect interest expense to decrease in future proceeds as we repay certain of our indebtedness with the proceeds from this offering.
Results of Operations
Our results of operations, on a consolidated basis and by segment, for fiscal 2025, fiscal 2024, and fiscal 2023 are set forth below. Given that the acquisition of the Slice brand intellectual property portfolio closed in fiscal 2024, results for the Emerging Brands segment are presented only for fiscal 2025 and fiscal 2024. Our operations are primarily driven by the Suja Core segment given that the Emerging Brands segment has not yet had a significant impact on our overall business performance. As a result, we have limited our discussion of the Emerging Brands segment. The results of operations data below have been derived from the consolidated financial statements and notes included elsewhere in this prospectus.

The following table sets forth our consolidated statement of operations data for each of the periods presented:
	For the Years Ended
	2025	2024	2023
Net sales	$326,624	$258,928	$224,409
Cost of sales	(169,411)	(130,673)	(124,596)
Gross profit	157,213	128,255	99,813
Operating expenses	(148,687)	(127,638)	(108,033)
Income (loss) from operations	8,526	617	(8,220)
Other income, net	43	865	726
Interest expense	(30,045)	(20,301)	(19,752)
Loss before taxes	(21,476)	(18,819)	(27,246)
Benefit (provision) for income taxes	(1,861)	(1,947)	2,776
Net income (loss)	$(23,337)	$(20,766)	$(24,470)
Comparison of Fiscal 2025 and Fiscal 2024
The following table summarizes our audited consolidated results of operation for fiscal 2025 and fiscal 2024:
	For the Years Ended		Change ($)	Change (%)
	2025	2024
Net sales	$326,624	$258,928	67,696	26.1%
Cost of sales	(169,411)	(130,673)	(38,738)	29.6%
Gross profit	157,213	128,255	28,958	22.6%
Operating expenses	(148,687)	(127,638)	(21,049)	16.5%
Income (loss) from operations	8,526	617	7,909	*
Other income, net	43	865	(822)	-95.0%
Interest expense	(30,045)	(20,301)	(9,744)	48.0%
Loss before taxes	(21,476)	(18,819)	(2,657)	14.1%
Benefit (provision) for income taxes	(1,861)	(1,947)	86	*
Net income (loss)	$(23,337)	$(20,766)	(2,571)	12.4%
Adjusted EBITDA	$40,507	$42,218	(1,711)	-4.1%
Net Sales
The following table provides a comparative summary of the Company’s net sales:
	For the Years Ended		Change ($)	Change (%)
	2025	2024
Net Sales
Suja Core	$319,657	$258,867	60,790	23.5%
Emerging Brands	9,777	419	9,358	2233.4%
Elimination of intersegment revenue	(2,810)	(358)	(2,452)	684.9%
Total net sales	$326,624	$258,928	67,696	26.1%

On a consolidated basis, net sales increased by $67.7 million, or 26.1% to $326.6 million in fiscal 2025, from $258.9 million from fiscal 2024. The increase in net sales was driven by higher volumes within the Suja Core and Emerging Brands segments.
Suja Core Segment
Net sales for Suja Core were $319.7 million in fiscal 2025, an increase of $60.8 million, or 23.5%, from $258.9 million in fiscal 2024. This increase in net sales was primarily due to increases in case shipment volume of 32% from improved consumer takeaway across several top retailers.
The change in case volume primarily impacts Suja Single Serve Juice and Suja and Vive Shots. Average selling price per case was relatively unchanged.
Emerging Brands Segment
Net sales for Emerging Brands were $9.8 million in fiscal 2025, an increase of $9.4 million, from $0.4 million in fiscal 2024. This increase in net sales was primarily due to the Emerging Brands segment having a full year of net sales in fiscal 2025 as compared to only one month of net sales in fiscal 2024. The increase in net sales was primarily due to increases in case shipment volume of 1727% as new distribution was gained across several top retailers.
Cost of Sales and Gross Profit
	For the Years Ended		Change ($)	Change (%)
	2025	2024
Cost of sales
Suja Core	$(161,209)	$(130,297)	(30,912)	23.7%
Emerging Brands	(8,202)	(376)	(7,826)	2081.4%
Total cost of sales	$(169,411)	$(130,673)	(38,738)	29.6%
Gross Profit
Suja Core	$158,448	$128,570	29,878	23.2%
Emerging Brands	1,575	43	1,532	3562.8%
Elimination of intersegment revenue	(2,810)	(358)	(2,452)	684.9%
Total gross profit	$157,213	$128,255	28,958	22.6%
Gross margin (percentage of net sales)
Suja Core	49.6%	49.7%		-0.1%
Emerging Brands	16.1%	10.3%		5.8%
Total gross margin	48.1%	49.5%		-1.4%
Cost of Sales
On a consolidated basis, cost of sales increased $38.7 million, or 29.6%, to $169.4 million in fiscal 2025, from $130.7 million in fiscal 2024.
Suja Core Segment
The increase was primarily driven by a $30.9 million increase of Suja Core cost of sales. Suja Core cost of sales increased as a result of the 32% growth of case shipment volume, partially offset by a favorable package mix. Suja Single Serve Juice and Suja and Vive Shots have a lower manufacturing and packaging cost than Suja Multi Serve.
Emerging Brands Segment
Cost of sales for Emerging Brands was $8.2 million in fiscal 2025, an increase of $7.8 million, from $0.4 million in fiscal 2024. This increase in net sales was primarily due to 2025 being the first full year of operations in the Emerging Brands segment, as compared to one month of Emerging Brands operations in fiscal 2024. Additionally, Emerging Brands cost of sales increased as a result of the 1727% growth of case shipment volume, inclusive of one-time startup costs.
Gross Profit
On a consolidated basis, gross profit increased by $29.0 million, or 22.6% to $157.2 million in fiscal 2025, from $128.3 million in fiscal 2024.
Suja Core Segment
The $29.9 million increase was driven by an increase in Suja Core case volume and a favorable package mix as Suja Organic single serve juice and Suja Organic and Vive Organic shots grew faster than Suja Organic multi serve, which costs more per case to produce. The average cost of sales per case decreased 0.1% and gross margin remained unchanged at 49.6% for fiscal 2025 compared to 49.7% for fiscal 2024.
Emerging Brands Segment
The $1.5 million increase was driven by an increase in Emerging Brands case volume due to being operational for a full year in fiscal 2025 compared to one month in fiscal 2024. The average cost of sales per case increased 0.2% and gross margin increased to 16.1% for fiscal 2025 compared to 10.3% for fiscal 2024.
Operating expenses
	For the Years Ended		Change ($)	Change (%)
	2025	2024
Operating expenses	$(148,687)	$(127,638)	(21,049)	16.5%
Operating expenses for fiscal 2025 were $148.7 million, an increase of $21.0 million, or 16.5%, from $127.6 million in fiscal 2024.
This increase in operating expenses was primarily due to a $17.8 million increase in marketing spend relating to general advertising, branding, shopper marketing, samples, and field marketing, $18.6 million of which relates directly to the Emerging Brands segment. It also includes a $3.6 million increase in payroll related to bonuses, severance and salaries, of which $2.9 million is attributable to the Suja Core segment, and a $3.5 million increase in freight of which $1.6 million relates to the Suja Core segment. Additionally, there was a $2.6 million increase in insurance expenses, offset by a $6.1 million decrease in management fees and a $3.1 million decrease in professional fees, primarily attributable to the Suja Core segment. The remaining increase of $2.7 million is attributable to other miscellaneous expenses.
Interest Expense
Interest expense was $30.0 million in fiscal 2025 compared to $20.3 million in fiscal 2024, an increase of $9.7 million. This increase in interest expense was primarily due to a $7.6 million increase in interest expense on the Term Loan Facilities and $0.2 million increase in interest on deferred financing costs in fiscal 2025, which was driven by the $112 million Third Amendment Term Loan Facility issued in the fourth quarter of fiscal 2024. Additionally, interest expense on the Revolving Credit Facility increased by $1.9 million in fiscal 2025 as a result of $25 million of draws on the Revolving Credit Facility throughout fiscal 2025.
Adjusted EBITDA
Adjusted EBITDA for fiscal 2025 was $40.5 million, a decrease of $1.7 million, or 4.1%, from $42.2 million in fiscal 2024.
Suja Core Segment
Suja Core Segment Adjusted EBITDA for fiscal 2025 was $66.3 million, an increase of $20.7 million, or 45.5%, from $45.6 million in fiscal 2024. The increase in Suja Core Adjusted EBITDA was driven by an increase in gross profit of $29.9 million, or 23.2%, as described above, a $0.8 million decrease in marketing spend and offset by a $10.2 million increase in other segment items. Other segment items include personnel costs comprising sales commissions and bonuses, logistical costs to distribute product, and other general and administrative costs.
Emerging Brands Segment
Emerging Brands Segment Adjusted EBITDA loss for fiscal 2025 was $(25.8) million, compared to $(3.3) million in fiscal 2024, with the loss widening by $22.5 million fiscal year over year. The wider loss was driven by an increase in gross profit of $1.5 million, as described above, offset by a $18.6 million increase in marketing spend and a $5.4 million increase in other segment items.
Comparison of Fiscal 2024 and Fiscal 2023
The following table summarizes our audited consolidated results of operation for fiscal 2024 and fiscal 2023.
	For the Years Ended		Change ($)	Change (%)
	2024	2023
Net sales	$258,928	$224,409	$34,519	15.4%
Cost of sales	(130,673)	(124,596)	(6,077)	4.9%
Gross profit	128,255	99,813	28,442	28.5%
Operating expenses	(127,638)	(108,033)	(19,605)	18.1%
Income (loss) from operations	617	(8,220)	8,837	*
Other income, net	865	726	139	19.1%
Interest expense	(20,301)	(19,752)	(549)	2.8%
Loss before taxes	(18,819)	(27,246)	8,427	(30.9)%
Benefit (provision) for income taxes	(1,947)	2,776	(4,723)	*
Net income (loss)	$(20,766)	$(24,470)	$3,704	15.1%
Adjusted EBITDA	$42,218	$35,016	$7,202	20.6%

*
Not meaningful

Net Sales
The following table provides a comparative summary of the Company’s net sales:
	For the Years Ended		Change ($)	Change (%)
	2024	2023
Net sales
Suja Core	$258,867	$224,409	34,458	15.4%
Emerging Brands	419	—	419	*
Elimination of intersegment revenue	(358)	—	(358)	*
Total net sales	$258,928	$224,409	34,519	15.4%

*
Not meaningful

On a consolidated basis, net sales increased by $34.5 million, or 15.4% to $258.9 million in fiscal 2024, from $224.4 million from fiscal 2023. The increase in net sales was driven by higher volumes within the Suja Core segment, as well as the introduction of the Emerging Brands segment during fiscal 2024.

Suja Core Segment
Net sales for Suja Core were $258.9 million in fiscal 2024, an increase of $34.5 million, or 15.4%, from $224.4 million in fiscal 2023. This increase in net sales was primarily due to increases in case shipment volume of 16% from improved consumer takeaway across several top retailers.
The change in case volume primarily impacts Suja Organic single serve juice and Suja Organic and Vive Organic shots. Average selling price per case was relatively unchanged.
Emerging Brands Segment
Net sales for Emerging Brands were $0.4 million in fiscal 2024 as we began shipping Slice products in December of that year.
Cost of Sales and Gross Profit
	For the Years Ended		Change ($)	Change (%)
	2024	2023
Cost of sales
Suja Core	$(130,297)	$(124,596)	(5,701)	4.6%
Emerging Brands	(376)	—	(376)	*
Total cost of sales	$(130,673)	$(124,596)	(6,077)	4.9%
Gross Profit
Suja Core	$128,570	$99,813	28,757	28.8%
Emerging Brands	43	—	43	*
Elimination of intersegment revenue	(358)	—	(358)	*
Total gross profit	$128,255	$99,813	28,442	28.5%
Gross margin (percentage of net sales)
Suja Core	49.7%	44.5%		5.2%
Emerging Brands	10.3%	—		*
Consolidated	49.5%	44.5%		5.0%

*
Not meaningful

Cost of Sales
On a consolidated basis, cost of sales increased $6.1 million, or 4.9%, to $130.7 million in fiscal 2024, from $124.6 million in fiscal 2023.
Suja Core Segment
The increase was primarily driven by a $5.7 million increase of Suja Core cost of sales. Suja Core cost of sales increased as a result of the 16% growth of case shipment volume, partially offset by a favorable package mix. Suja Organic single serve juice and Suja Organic and Vive Organic shots have a lower manufacturing and packaging cost than Suja multi serve. During fiscal 2024, our product mix was comprised of more Suja Organic single serve juice and Suja Organic and Vive Organic shots compared to fiscal 2023.
Emerging Brands Segment
Cost of sales for Emerging Brands were $0.4 million in fiscal 2024 as we began shipping Emerging Brands products in December of that year.
Gross Profit
On a consolidated basis, gross profit increased by $28.4 million, or 28.5%, to $128.3 million in fiscal 2024, from $99.8 million in fiscal 2023.

Suja Core Segment
The increase was primarily driven by an increase in Suja Core case volume and a favorable package mix as Suja Organic single serve juice and Suja Organic and Vive Organic shots grew faster than Suja Organic multi serve, which costs more per case to produce. The average cost of sales per case decreased and gross margin increased to 49.7% for fiscal 2024 compared to 44.5% for fiscal 2023.
Emerging Brands Segment
The increase was also partially due to Emerging Brands gross profit of under $0.1 million for fiscal 2024.
Operating expenses
	For the Years Ended		Change ($)	Change (%)
	2024	2023
Operating expenses	$(127,638)	$(108,033)	(19,605)	18.1%
Operating expenses for fiscal 2024 were $127.6 million, an increase of $19.6 million, or 18.1%, from $108.0 million in fiscal 2023. This increase in operating expenses was primarily due to a $12.6 million increase in marketing spend relating to general advertising, shopper marketing and field marketing, which is inclusive of $2.3 million of general start-up and marketing costs to launch the Slice brand. It also includes a $7.9 million increase in payroll primarily related to bonuses, a $6.6 million increase in management fees partially offset by a $8.6 million decrease in professional fees and a $3.7 million decrease in insurance expense. The remaining increase of $4.8 million is attributable to increases in depreciation and asset disposals, information technology and licensing expense from various software deployments, amortization expense and research and development expenses related to the Slice brand acquisition and other miscellaneous expenses.
Interest Expense
Interest expense was $20.3 million in fiscal 2024 compared to $19.8 million in fiscal 2023, an increase of $0.5 million. This increase in interest expense was primarily due to a $1.7 million increase in interest expense on the Term Loan Facilities in fiscal 2024, which was driven by the $112 million Third Amendment Term Loan Facility issued in the fourth quarter of fiscal 2024. Additionally, interest expense on the Revolving Credit Facility increased by $0.3 million in fiscal 2024 as a result of a $15 million draw on the Revolving Credit Facility in the fourth quarter of fiscal 2024, partially offset by a decrease in interest expense of $1.4 million due to the payoff of the loans under the Company’s credit agreement with a global management consulting firm in the first quarter of fiscal 2024. For additional details, see Note 14 to our consolidated financial statements included elsewhere in this prospectus.
Adjusted EBITDA
Adjusted EBITDA for fiscal 2024 was $42.2 million, an increase of $7.2 million, or 20.6%, from $35.0 million in fiscal 2023.
Suja Core Segment
Suja Core Segment Adjusted EBITDA for fiscal 2024 was $45.6 million, an increase of $10.6 million, or 30.1%, from $35.0 million in fiscal 2023. The increase in Suja Core Adjusted EBITDA was driven by an increase in gross profit of $28.8 million, or 28.8%, as described above, offset by a $12.0 million increase in marketing spend and a $6.2 million increase in other segment items. Other segment items include personnel costs comprising sales commissions and bonuses, logistical costs to distribute product, and other general and administrative costs.
Emerging Brands Segment
Emerging Brands Adjusted EBITDA of $(3.3) million in fiscal 2024 is attributable to a gross profit of under $0.1 million as described above, reduced by $2.3 million of general start-up and marketing costs to launch the Slice brand, $1.1 million of personnel costs including sales commissions and bonuses, logistical costs to distribute product, and other general and administrative costs.
Non-GAAP Financial Measures
We use non-GAAP financial information and believe it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results, and provides additional insight and transparency into how we evaluate the business. We use non-GAAP financial measures to budget, make operating and strategic decisions and evaluate our performance. We have detailed the non-GAAP adjustments that we make in our non-GAAP definitions below. We believe the non-GAAP measures should always be considered along with, and not as substitutes for, the related GAAP financial measures. We have provided the reconciliations between the GAAP and non-GAAP financial measures below.
Our primary non-GAAP financial measures are listed below and reflect how we evaluate our current and prior-year operating results. As new events or circumstances arise, these definitions could change. When the definitions change, we will provide the updated definitions and present the related non-GAAP historical results on a comparable basis.
EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin
We report our financial results in accordance with GAAP, however, management believes evaluation of operating results may be enhanced by a presentation of EBITDA and Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin which are non-GAAP financial measures. We define EBITDA as net income (loss) as adjusted to exclude tax expense, net interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude share-based compensation expense, transaction-related costs and adjustments, sponsor fees which will not recur subsequent to our initial public offering, and other non-recurring expenses.
EBITDA and Adjusted EBITDA are two of the key performance indicators we use in evaluating our operating performance and in making financial, operating and planning decisions. In particular, the exclusion of certain expenses in calculating EBITDA and Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of certain expenses that are non-recurring, non-cash, or expenses that are not part of the Company’s core business operations. Accordingly, we believe that these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board. EBITDA margin and Adjusted EBITDA margin are non-GAAP financial measures that represent EBITDA and Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage. We consider EBITDA margin and Adjusted EBITDA margin to be useful measures in highlighting trends in our business.
We believe it is useful to exclude non-cash charges, such as depreciation and amortization, and share-based compensation because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude tax expense, net interest expense, sponsor management fees and non-routine items, such as transaction costs and certain other non-recurring expenses, as these items are not components of our core business operations. Moreover, EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
The following table reconciles EBITDA and Adjusted EBITDA to consolidated Adjusted EBITDA:
	For the Years Ended
(In thousands)	2025	2024	2023
Suja Core Segment Adjusted EBITDA	$66,315	$45,566	$35,016
Emerging Brands Segment Adjusted EBITDA	(25,808)	(3,348)	—
Total Segment Adjusted EBITDA	$40,507	$42,218	$35,016

The following table reconciles EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin to the most directly comparable GAAP performance measures:
	For the Years Ended
(In thousands)	2025	2024	2023
EBITDA and Adjusted EBITDA:
Net income (loss)	$(23,337)	$(20,766)	$(24,470)
Benefit (provision) for income taxes	1,861	1,947	(2,776)
Interest expense	30,045	20,301	19,752
Depreciation and amortization	28,097	27,304	26,686
EBITDA	36,666	28,786	19,192
Incentive unit compensation	507	618	460
Non-recurring costs(1)	1,625	608	190
Sponsor costs(2)	1,709	7,423	1,152
Acquisition related costs(3)	—	4,783	14,022
Adjusted EBITDA	$40,507	$42,218	$35,016
Adjusted EBITDA margin	12.4%	16.3%	15.6%
EBITDA margin	11.2%	11.1%	8.6%
Net loss margin	(7.1)%	(8.0)%	(10.9)%

(1)
Fiscal 2025 includes a $1.2 million one-time transaction bonus, and $0.5 million of consulting fees related to one-time system improvements. Fiscal 2024 includes $0.3 million consulting fees, $0.2 million related to a one-time employee audit, and $0.1 million for one-time CEO transition costs. Fiscal 2023 includes $1.2 million in one-time costs during our transition to a new storage facility which is partially offset by $1.0 million in insurance proceeds.

(2)
Includes fees paid in cash to our sponsor which will not recur subsequent to our initial public offering due to changes in how these fees will be structured as a public company, including a one-time refinancing fee of $6.2 million in fiscal 2024, paid to PSP in connection with the closing of the Third Amendment Term Loan Facility (as defined below), a management fee of $1.2 million, $0.9 million, and $0.9 million paid to our sponsor in each of fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and expense reimbursements of $0.5 million, $0.3 million, and $0.3 million in each of fiscal 2025, fiscal 2024 and fiscal 2023, respectively, in each case, pursuant to the Management Agreement, as described in the section titled “Certain Relationships and Related Party Transactions — Related Party Transactions — Management Agreement.”

(3)
Fiscal 2024 includes $3.9 million in transaction costs related to exploratory M&A activities which includes professional service fees. It also includes $0.5 million in compensation that is not a part of our core business operations, and $0.3 million in inventory write-offs of inventory related to our 2022 acquisition of Vive. Fiscal 2023 includes $11.7 million in transaction costs related to exploratory M&A activities which includes professional service fees. It also includes adjustments related to the 2022 acquisition of Vive which includes $1.6 million in inventory write-offs of inventory acquired that were not used in our operations and $0.8 million in compensation that is not a part of our core business operations.

Liquidity and Capital Resources
General
Suja Life, Inc. is a holding company with no operations of our own, and as such, we will depend on our subsidiaries for cash to fund all of our operations and expenses. We will depend on the payment of distributions by our current and future subsidiaries, including Holdings LP. The terms of the agreements governing our indebtedness, including our Credit Agreement, contain certain negative covenants prohibiting certain of our subsidiaries from making cash dividends or distributions to us or to Holdings LP unless certain financial tests are met. For a discussion of those restrictions, see “Description of Certain Indebtedness — Certain Covenants Representations and Warranties” and “Risk Factors — Risks Related to Our Indebtedness.” We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.
Our primary cash needs are for operating expenses, working capital and capital expenditures to support the growth of our business. Historically, we have financed our operations through private sales of equity securities, the issuance of related party notes, and through sales of our products and borrowing under the

Term Loan Facilities. As of the end of fiscal 2025, our principal sources of liquidity were cash and cash equivalents totaling $31.0 million which does not include restricted cash, as well as the available balance of our Revolving Credit Facility. We consider cash equivalents to include only highly liquid investments purchased with a maturity of three months or less. Restricted cash includes certificates of deposit with maturities of six months, which are required collateral for our credit cards. During fiscal 2025, our positive cash flow from operations has enabled us to make continued investments in supporting the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and restricted cash, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.
We believe our existing cash and restricted cash, our Revolving Credit Facility and cash provided by sales of our products will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings and the continuing market acceptance of our products. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new products, manufacturing or distribution capabilities, this could reduce our ability to compete successfully and harm our results of operations. While we believe our existing cash and restricted cash, our Revolving Credit Facility and cash provided by sales of our products will be sufficient to meet our future working capital and capital expenditure needs, we can provide no assurance that our liquidity and capital resources will meet future funding requirements.
As a result of our ownership of LP Units in Holdings LP, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any net taxable income of Holdings LP and will be taxed on such income at the applicable corporate tax rates. In addition to tax expenses, we will incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement to the TRA Parties. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of LP Unit exchanges, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging LP Unitholder’s tax basis in its LP Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal, state and local income tax rates then applicable and the portion of any payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable or amortizable tax basis; however, we estimate that such payments may be substantial. We currently anticipate funding any required payments to the TRA Parties under the Tax Receivable Agreement using cash flows generated from our operations. As a result, these payments may reduce the amount of overall cash flow that would otherwise be available to us for other purposes. See “Risk Factors — Risks Related to Our Organizational Structure — The Tax Receivable Agreement with the TRA Parties requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we may be required to make could be substantial.” Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and based on certain assumptions with respect to future exchanges and other items, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Suja Life, Inc. of LP Units from the LP Unitholders and in respect of future exchanges to be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of Class A common stock in this offering) and to range from approximately $      million to $      million per year (or range from approximately $      million to $      million per year if the underwriters exercise their option to purchase additional shares of Class A common stock in this offering). Further, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the utilization of certain pre-IPO tax attributes acquired in the Organizational Transactions to be

approximately $      million and to range from approximately $      million to $      million per year. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this       year period will range from approximately $      million to $      million (or range from approximately $      million to $      million if the underwriters exercise their option to purchase additional shares of Class A common stock).
The estimates above are based on an initial public offering price of $      per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. The foregoing numbers are merely estimates, and the actual payments could differ materially. We expect to fund these payments using cash distributions from Holdings LP. See “Organizational Structure — Amended and Restated Partnership Agreement of Holdings LP” and “Organizational Structure — Tax Receivable Agreement.”
Indebtedness
Credit Agreement
On August 23, 2021, we entered into the Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein, providing for a $120 million initial term loan facility (the “Initial Term Loan Facility”) and $25 million Revolving Credit Facility. On December 8, 2021, we entered into a first amendment to the Credit Agreement, providing for certain technical amendments to the Credit Agreement. On October 11, 2022, we entered into a second amendment to the Credit Agreement providing for an additional $42 million second amendment term loan facility (the “Second Amendment Term Loan Facility”). On October 31, 2024, we entered into a third amendment to the Credit Agreement, providing for an additional $112 million third amendment term loan facility (the “Third Amendment Term Loan Facility”) and a $15 million increase in the commitments in respect of the Revolving Credit Facility. On January 13, 2026, we entered into a fourth amendment to the Credit Agreement, providing for an additional $15 million fourth amendment delayed draw term loan facility (the “Fourth Amendment Delayed Draw Term Loan Facility”). The Initial Term Loan Facility had an upfront fee discount of 2.0% of the aggregate principal amount of the commitments and 2.0% of the aggregate principal amount of the Revolving Credit Facility as of the borrowing date. The Second Amendment Term Loan Facility had an upfront fee discount of 2.0% of the aggregate principal amount of the commitments under the Second Amendment Term Loan Facility. The Third Amendment Term Loan Facility had an upfront fee discount of 1.50% of the aggregate principal amount of the commitments under the Third Amendment Term Loan Facility. The Fourth Amendment Delayed Draw Term Loan Facility had an upfront fee discount of 0.75% of the aggregate principal amount of the commitments under the Fourth Amendment Delayed Draw Term Loan Facility. All outstanding principal and accrued and unpaid interest on the Term Loan Facilities is due and payable on August 23, 2029. All outstanding principal and accrued and unpaid interest on the Revolving Credit Facility is due and payable on August 23, 2028. All obligations under the Credit Agreement are secured by first-priority security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions.
Borrowings under the Term Loan Facilities accrue daily interest at a per annum rate equivalent to, (i) a base rate plus the applicable margin set forth below under the caption “Base Rate Loan” or (ii) an adjusted term Secured Overnight Financing Rate (“SOFR”) rate plus a term SOFR adjustment equal to 0.10%, 0.15% or 0.25%, depending on the interest period of the applicable borrowing, plus the applicable margin set forth below under the caption “Term Benchmark Loan / RFR Loan,” in each case, based upon the consolidated net leverage ratio as of the most recent date of determination. The base rate is the highest of (i) the prime rate at such time, (ii) 1/2 of 1.00% in excess of the federal funds effective rate at such time and (iii) an adjusted term SOFR rate for a term benchmark loan with a one-month interest period commencing at such time plus 1.00%.
Level	Consolidated Net Leverage Ratio	Base Rate Loan	Term Benchmark Loan / RFR Loan
1	Greater than 3.50:1.00	4.50%	5.50%
2	Less than or equal to 3.50:1.00	4.25%	5.25%

The Credit Agreement requires us to maintain a consolidated net leverage ratio each quarter below 6.50 to 1.00 for each quarter from December 2024 through December 2025, 5.50 to 1.00 for each quarter from March 2026 through December 2026, 4.50 to 1.00 for each quarter from March 2027 through December 2027, and 3.50 to 1.00 for each quarter from March 2028 thereafter. We are in compliance with our debt covenant.
As of the end of fiscal 2025, we had $307.5 million outstanding under the Credit Agreement.
Cash Flows
The following table presents the major components of net cash flows from and used in operating, investing and financing activities for the periods indicated:
	For the Years Ended
	2025	2024	2023
Net cash provided by operating activities	$8,289	$10,353	$18,411
Net cash used in investing activities	(14,111)	(10,195)	(11,399)
Net cash (used in) provided by financing activities	20,965	(11,817)	(2,389)
Net increase (decrease) in cash and restricted cash	$15,143	$(11,659)	$4,623
Comparison of Fiscal 2025 and Fiscal 2024
Our cash flows used in or provided by operating activities are primarily influenced by working capital changes. As part of our continued efforts to improve our working capital efficiency, we have worked with our suppliers over the past several years to revisit terms and conditions, including the extension of payment terms.
Operating Activities
Net cash provided by operating activities was $8.3 million for fiscal 2025 compared to $10.4 million for fiscal 2024. Operating cash flows decreased primarily due to an increase in net loss of $2.6 million, $2.5 million decrease to cashflows due to the capitalization of non-cash transaction costs in fiscal 2025 which did not occur in fiscal 2024, offset by a $1.2 million increase in inventory obsolescence and $1.6 million increase to working capital that is primarily driven by increases in accounts payable and accrued expenses, and an increase in payments towards inventory.
Investing Activities
Net cash used in investing activities was $14.1 million for fiscal 2025 compared to $10.2 million for fiscal 2024. The change was primarily due to the purchase of the Slice intellectual property intangible asset of $5.7 million in fiscal 2024 that did not occur in fiscal 2025, offset by an increase of $9.6 million in purchases of property and equipment.
Financing Activities
Net cash provided by financing activities was $21.0 million for fiscal 2025 compared to net cash used in financing activities of $(11.8) million for fiscal 2024. The increase in net cash provided by financing activities was primarily related to a $112.0 million draw on the Term Loan Facilities offset by $2.7 million of deferred finance costs in fiscal 2024 that did not reoccur in fiscal 2025. This decrease was offset by a $132.1 million decrease in distributions in fiscal 2025 as compared to fiscal 2024.
Comparison of Fiscal 2024 and Fiscal 2023
Operating Activities
Net cash provided by operating activities was $10.4 million for fiscal 2024 compared to $18.4 million for fiscal 2023. Operating cash flows decreased primarily due to a decrease in net loss of $3.7 million,

$5.7 million decrease to cashflows due to the recognition of non-cash transaction costs in fiscal 2023 which did not recur in fiscal 2024, $3.9 million increase to cashflows related to changes in deferred taxes and $11.0 million decrease in cashflows related to working capital that is primarily driven by payments towards accrued expenses and other liabilities and a decrease in the collection rate of trade receivables.
Investing Activities
Net cash used in investing activities was $10.2 million for fiscal 2024 compared to $11.4 million for fiscal 2023. The change was primarily due to the purchase in fiscal 2023 of the Slice intellectual property intangible asset of $5.7 million offset by a decrease of $6.9 million in purchases of property and equipment.
Financing Activities
Net cash used in financing activities was $(11.8) million for fiscal 2024 compared to $(2.4) million for fiscal 2023. The increase in net cash used in financing activities was primarily related to a $112.0 million draw on the Term Loan Facilities and Revolving Credit Facility offset by $2.7 million of deferred finance costs on the draws and $133.3 million of increased distributions to members.
Contractual Obligations and Commitments
Contractual obligations for future payments as of the end of fiscal 2025 primarily relate to lease commitments, raw material purchase obligations, and principal debt payments. Operating and financing leases represent minimum required lease payments during the noncancelable lease term. Most real estate leases also require payment of related operating expenses such as taxes, insurance, utilities, and maintenance, which are not included in our estimated capital lease obligation. Our total estimated finance and operating lease obligations total $4.3 million in fiscal 2026, an average of $4.5 million per year from 2027 to 2030, and $12.0 million thereafter.
Contingencies
From time to time, we may be party to certain legal actions arising in the ordinary course of business. We accrue for losses from a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are inherent uncertainties in legal proceedings that make it difficult to reasonably estimate costs and effects of resolving such matters. Accordingly, actual costs incurred may differ materially from amounts accrued, may exceed applicable insurance coverage, and could materially adversely affect our business, cash flows, results of operations, financial condition, and prospects.
Indemnification Agreements
In the normal course of business, we provide indemnification of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products, and from time to time we may be subject to claims by our customers under these indemnification provisions. Historically, costs related to these indemnification provisions have not been significant, but we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations. To the extent permitted under Delaware law, we will enter into agreements whereby we indemnify our directors and officers for certain events or occurrences while the director or officer is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.
Critical Accounting Estimates
In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include but are not limited to the following: inventory valuation, impairment of goodwill, intangible assets and long-life assets, share-based compensation, and useful lives of property, plant and equipment and intangible assets. Management believes these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements. Actual results could differ from those estimates.
The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Sales promotions, coupons and allowances
Our sales are predominantly generated from the sale of finished products to customers. These sales contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks, and rewards transfer. Typically, this occurs when the goods are received by the customer. Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for the goods.
We offer promotional programs to customers in order to incentivize consumers to purchase our products. The promotions result in variable consideration, which is recognized as a reduction to revenue. We estimate variable consideration at the point in time when revenue is recognized with a customer that has a promotional program extended to them. The critical assumptions used to estimate variable consideration include: (i) customer ending inventories, (ii) forecasted customer sales to consumers, and (iii) promotional incentives extended to customers. In gathering data to support these estimates, estimates are calculated at the individual contract level based on current known facts and circumstances at each customer and historical performance of the customer’s participation in similar types of promotions. The expected payout of promotional incentives are generally taken through a reduction of payment on invoiced amounts. Accruals are established on a monthly basis and generally are settled within one to two months; however, certain customers may settle beyond an annual period.
Estimated sales incentives are included in the transaction price of our contracts with customers as a reduction within net sales and are accrued for within accrued expenses or as a reduction of trade receivables. As of the end of fiscal 2025, fiscal 2024, and fiscal 2023, we had $6.1 million, $2.7 million, and $2.5 million, respectively, of estimated sales promotions, coupons and allowances recorded in “Trade receivables, net” on our consolidated balance sheets. The actual amounts ultimately paid and/or received may be different from our estimates.
Goodwill Impairment
Goodwill is tested for impairment at the reporting unit level. Reporting units are determined based on one level below the operating segment level. All allocated goodwill is held at a single reporting unit. We test goodwill for impairment at least annually and more frequently if events or circumstances indicate the carrying value of a reporting unit may not be recoverable. Our annual impairment test is performed in the fourth quarter. In performing this assessment, we may first evaluate qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Factors considered include macroeconomic, industry, and market conditions, cost factors that would have a negative effect on earnings and cash flows, legal and regulatory environment, historical financial performance, and significant changes in Suja’s operations or brand. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed. In the quantitative assessment for goodwill, an assessment is performed to determine the fair value of the reporting units.
Based on our most recent evaluation of goodwill performed during the fourth quarter of fiscal 2025, we concluded that the goodwill in each of our reporting units was not at risk of impairment. As of the end of fiscal 2025, our goodwill balance was $106.2 million.
Trade name and other intangible assets, net
Intangible assets represented 42% of our total assets as of the end of fiscal 2025 and amortization expense represented 7% of our total operating and cost of sales expenses in fiscal 2025. As of the end of fiscal 2024, intangible assets represented 48% of our total assets and amortization represented 9% of our total operating and cost of sales expenses in fiscal 2024. As of the end of fiscal 2023, intangible assets amortization represented 9% of our total operating and cost of sales expenses in fiscal 2023. Our intangible assets with finite useful lives are carried at cost less accumulated depreciation and amortization. For acquired intangible assets, we amortize the cost over their estimated useful lives using either a straight-line or an accelerated method that most accurately reflects the estimated pattern in which the economic benefit of the respective asset is consumed. These estimates may change due to a number of factors such as changes in operating conditions or advances in technology. The estimate has a low degree of estimation uncertainty as there were no changes in the useful lives utilized by management in the periods presented. Amortization expense for fiscal 2025, fiscal 2024, and fiscal 2023 was $22.2 million, $22.0 million, and $21.6 million respectively. To illustrate the impact and sensitivity of the estimate, a 20% increase in the useful life of trade name, recipe, and customer relationship intangible assets would result in a decrease in amortization of 17% in each year, assuming all assets incur a full year of amortization. There has been a $5.5 million increase to trade names, related to the Slice acquisition in 2024. There have been no impairments to intangible assets in fiscal 2025, fiscal 2024, or fiscal 2023.
Property and equipment, net
Property and equipment represented 11% of our total assets as of the end of fiscal 2025, and 9% of our total assets as of the end of fiscal 2024, and depreciation represented 2% of our total operating expenses and costs of sales in fiscal 2025, fiscal 2024, and fiscal 2023. Our property and equipment are carried at cost less accumulated depreciation and amortization. We calculate depreciation and amortization on our assets based on the estimated useful lives that we believe are reasonable. No provision for salvage value is considered in determining depreciation of our property, plant, and equipment. The estimated useful lives are subject to key assumptions such as maintenance and utilization. These estimates may change due to a number of factors such as changes in operating conditions or advances in technology. The estimate has a low degree of estimation uncertainty as there were no changes in the useful lives utilized by management in the periods presented. Depreciation expense for fiscal 2025, fiscal 2024, and fiscal 2023 was $5.8 million, $5.3 million, and $5.1 million respectively. To illustrate the impact and sensitivity of the estimate, a 20% increase in the useful life of machinery and equipment, leasehold improvements, office furniture and equipment, and internal use software would result in a decrease in depreciation of 20%, assuming all assets incur a full year of depreciation. Maintenance and repairs are charged to expense when incurred. Improvements, which extend the life or improve the existing asset, are capitalized.
Emerging Growth Company Status
The JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our consolidated financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.
We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
Recent Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Impact of Seasonality
Seasonality has not had and is not expected to have a significant impact on our results of operations.
Qualitative and Quantitative Disclosures About Market Risk
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates.
Inflation Risk
While inflation may impact our revenue and costs of revenue, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.
Interest Rate Risk
Our exposure to interest rate risk is related primarily to our borrowing activities for our variable rate borrowing. As of the end of fiscal 2025, we had total outstanding debt of $307.5 million under our Credit Agreement. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a 12-month period would result in a change to interest expense of approximately $3.1 million.
Concentration of Credit Risk
Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, and accounts receivable. We place our cash with financial institutions with high credit quality. As of the end of fiscal 2025, we had $32.0 million of cash on deposit or invested with our financial and lending institutions.

BUSINESS
Suja
“soo-jah”
Vive
“vy-ve”
Our Company: Changing What Beverages Bring to the Table
Suja Life is a modern beverage platform at the forefront of one of the most powerful consumer transformations of our time: the shift toward functional, better-for-you beverages. We operate at the intersection of health, taste, and trust, offering cold-pressed juices, wellness shots, and functional sodas that have become an essential part of consumers’ everyday routines.
We began with a simple purpose: to change what beverages bring to the table. Fueled by the lack of genuinely nutritious options on the market, our founders began crafting juices using high-quality organic ingredients and cold-pressing techniques to preserve nutrients and flavor. What started as a passion for creating something better, quickly evolved into a movement that reshaped an entire category. Over a decade ago, we played a key role in shaping the cold-pressed juice category, transforming what was once a niche offering into a mainstream better-for-you beverage category. Today, we serve the rapidly growing NHB market which is outpacing growth of the broader beverage market by 12% according to SPINS, 52 Weeks. We are rapidly scaling within this market: our core brands — Suja Organic and Vive Organic — grew 25% in total dollars, 2% in TDPs, and 21% in velocity according to SPINS, 52 Weeks. We are well-positioned to continue capturing market share as consumers increasingly prioritize health-forward beverage choices.
Our three brands — Suja Organic, Vive Organic, and Slice — address distinct consumer needs across the health and wellness spectrum. Together, they form a complementary portfolio that reaches consumers across multiple beverage occasions and fits naturally into their daily routines: from a cold-pressed juice to start the day, to the wellness shot that supports daily immunity, to the functional soda that satisfies without compromise. Each brand reflects our core philosophy of delivering premium, nutritional products with transparency, integrity, and great taste.
Behind our brands is a high-performing platform built for speed, scale, and profitability. We believe we own and operate one of the largest vertically integrated cold-pressed beverage facilities in North America, spanning approximately 270,000 square feet across our multi-building campus. This provides meaningful cost and quality advantages while enabling the rapid scaling of our brands and innovation initiatives. Based on NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores. As part of our broader commitment to responsible growth, we emphasize environmental sustainability, through responsible sourcing as well as recyclable and lower-plastic packaging.
Our pioneering mentality has propelled us into a leadership position in both cold-pressed juice and wellness shots based on retail sales according to SPINS, 52 Weeks. We deliver significant topline growth and strong margins while continuing to reinvest in marketing, innovation, and infrastructure to drive sustainable growth. We are well-positioned to define the next generation of iconic, better-for-you beverage brands as health, functionality, and sustainability continue to shape consumer preferences.
Clear Market Opportunity with Favorable Consumer Trend Tailwinds
The U.S. beverage landscape has undergone a structural transformation over the past two decades. What was once dominated by high-sugar, traditional beverages, has evolved into a hub of functional health innovation, reflecting growing consumer demand for clean-label, nutritious, and better-for-you options. We captured consumer sentiments about this shift toward functional, health-forward beverages through a Company survey:
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80% of consumers are constantly seeking beverages that are healthier;

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90% of consumer want beverages that taste delicious;

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82% of consumers want beverages with lower sugar;

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90% of consumers desire additional functional benefits from their beverages; and

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77% of consumers are willing to pay more for “beverages that are better for them.”

Sourcing from the broader $129 billion total beverage market, we service a $43 billion segment of the market comprised of refrigerated juice, kombucha and other functional beverages, and sodas according to SPINS, 52 Weeks. Within this segment, we compete directly with brands we believe are positioned as “natural” in the $3.8 billion NHB market. The NHB market represents the intersection of taste and function, combining refreshment with tangible wellness benefits to draw share from the legacy beverage industry. As consumer preferences continue to blur the lines between hydration, nutrition, and functional health, our diversified portfolio is strategically positioned to capture incremental market share not only within the rapidly expanding NHB market but across the broader beverage industry, where we see significant whitespace opportunities for function-forward innovation and brand expansion.
Growth within the NHB market significantly outpaced the total beverage market, with 16% growth compared to 4% for total beverage according to SPINS, 52 Weeks. We are a rapidly scaling platform within this market; our core brands grew 25% in total dollars, 2% in TDPs, and 21% in velocity according to SPINS, 52 Weeks. In addition, our brands are leaders in their respective categories according to SPINS. Suja Organic is the category leader in the cold-pressed juice category, holding approximately 45% share and benefiting from favorable category growth of 19% according to SPINS, 52 Weeks. Vive Organic holds the #1 and #2 SKU positions in the wellness shots category according to SPINS, 52 Weeks. Together, Vive Organic and Suja Organic command roughly 43% of the wellness shots category, which grew more than 27% according to SPINS, 52 Weeks. We also see substantial runway to extend our presence in the $35 billion soda category through Slice, our recently launched functional soda brand designed to meet consumers’ desires for healthier, functional refreshments.
Fueled by evolving consumer demands, we believe the NHB market will continue to grow for the foreseeable future, and we are well-positioned to lead this next phase of growth. With a portfolio of trusted brands, we aim to continue delivering products that unite superior taste, proven functionality, and uncompromising quality, enabling us to capture share, drive category growth, and create long-term value within the evolving beverage landscape.
Our Platform of Wellness Brands
Suja Organic: Cold-Pressed Juice and Wellness Shots
Suja Organic is our flagship brand, known for its delicious, organic cold-pressed juices and wellness shots rooted in nutritional integrity and consumer trust. As a leading brand in the refrigerated juices category, with the #1 position in cold-pressed juice retail sales according to SPINS, 52 Weeks, Suja Organic has redefined what premium juice represents — clean, transparent, and accessible wellness for everyday consumption. Suja Organic spans several core platforms and is designed to deliver targeted nutrition in convenient formats across consumption occasions:
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Green Juice Platform:   Focused on nutrient-dense cold-pressed vegetable blends, like the top-selling Uber Greens, that deliver core wellness and daily nutrition

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Boosted Juice Platform:   Showcases functional juices with targeted wellness benefits and fruit-forward flavor profiles designed to support specific health needs

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Refreshers Platform:   Offers superfood-infused, approachable blends like Ginger Love, crafted for broad, mainstream appeal and everyday refreshment

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Wellness Shots Platform:   Provides concentrated, on-the-go formulations that support wellness — including immunity, energy, and digestion in convenient, portable formats

Our typical consumer leads a dynamic, health-conscious lifestyle. Whether grabbing a Green Juice before a workout, sipping Ginger Love during a busy workday, or reaching for a convenient Wellness Shot to support immunity, each purchase reflects an intentional approach to living well. This highly engaged and loyal consumer base values brand authenticity, ingredient transparency, and functional performance — attributes that drive repeat purchases and long-term brand equity. A Company survey found that among premium juice buyers, our brand awareness has reached 70% as of August 2025, representing a 57 point year-over-year increase. Similarly, 49% of cold-pressed juice and wellness shot category buyers have purchased Suja Organic products within the past 3 months, up from just 13% a year ago. According to a Company survey, as of August 2025, Suja Organic achieved an NPS of 66. The brand maintains a 92% overall satisfaction rate, with 96% of consumers intending to repurchase and more than 60% of consumers saying they’ve bought the brand five or more times. 89% of consumers say they would recommend the brand, further reinforcing our sustained consumer demand and long-term growth potential.
Vive Organic: Leading Doctor-Crafted Wellness Shot Brand
Vive Organic is an industry-leading wellness shot brand, known for pioneering the functional shot category with its doctor-crafted formulations and redefining how consumers approach proactive wellness. Born from a personal mission to make wellness solutions accessible to the masses, Vive Organic combines clean ingredients and convenience to make functional nutrition simple, potent, and accessible. Vive Organic spans several key platforms and is designed to address core consumer needs:
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Immunity Boost Platform:   Led by the category-defining Immunity Boost shot, featuring potent ingredients such as ginger, turmeric, echinacea, and elderberry to support immune health

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Energy Boost Platform:   Clean, sustained energy through natural sources like ginseng and guayusa, providing a better-for-you alternative to traditional energy drinks

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Pure Boost Platform:   Single-origin superfood shots highlighting ingredients like ginger and turmeric, delivering targeted, transparent, and trusted benefits

Our typical consumer is a forward-looking wellness enthusiast who integrates proactive health into daily life and values products that deliver immediate, tangible results. Whether taking an Immunity Boost shot before a flight, an Energy shot to power through a busy afternoon, or a hero-ingredient shot like Ginger or Turmeric as part of their daily ritual, each purchase reflects a deliberate commitment to feeling and performing better.
According to a Company survey, as of August 2025, Vive Organic achieved an NPS of 70, with 91% overall satisfaction, and a strong loyalty rating of 66. Fueled by consumer love, we’ve grown Vive Organic’s dollar sales by 43.8% and velocity by more than 70% according to SPINS, 104 Weeks.
Vive Organic combines potency, credibility, and convenience into a format consumers can feel in the moment and trust for the long haul. With doctor-crafted formulations, a loyal and growing consumer base, and an expanding retail presence, Vive Organic continues to lead the functional shot category while driving Suja Life’s expansion in the rapidly growing intersection of beverages and supplements.
Slice: Our Reinvented, Better-For-You Soda Brand
As a company committed to changing what beverages bring to the table, we knew we needed to tackle America’s favorite beverage category — soda. A $35 billion market ripe for disruption, the traditional soda industry has seen decades of dominance by legacy brands but little true innovation in taste or health. Existing better-for-you sodas lacked the flavor and carbonation of traditional sodas, leaving a clear opportunity for a true-to-taste alternative.
Enter Slice:   the original “better-for-you” soda, made with 10% real fruit juice when it was first introduced in 1984 and now reimagined for today’s wellness-minded consumer. With prebiotics, probiotics, postbiotics, reduced sugar, and no artificial ingredients, Slice delivers the nostalgic flavor and fizz of classic soda with meaningful functional benefits. Since launch in January 2025, Slice has quickly established itself as one of the fastest-growing soda brands, and has achieved an NPS higher than the better-for-you soda category leaders as of September 2025 according to a Company survey. Slice is in the early stages of scaling, but is more widely recognized than most of its competitors, so we believe it has substantial runway for growth and is one of our most promising platforms for expansion.
By combining nostalgia, great taste, and functional wellness, Slice bridges enjoyment and health — unlocking a long-term opportunity to reshape one of the largest beverage categories in the world.

Sustained Innovation and Strategic M&A Engine
Innovation has been at the heart of Suja Life since inception, driving our ability to anticipate consumer needs, shape emerging beverage categories, and scale new platforms with speed and precision. We innovate across product development, brand architecture, and manufacturing technology to deliver function-forward beverages that blend superior taste with measurable wellness benefits. Our innovation starts with granular category, retailer, and consumer data, enabling us to anticipate market shifts and align products to the fastest-growing demand spaces. Our in-house research and development team, equipped with decades of proven success, leverages these insights along with our vertically integrated manufacturing capabilities to execute rapid test-and-learn launches across formulas, formats, and flavors. We also drive innovation through strategic brand building, leveraging our scaled portfolio and resources to invest in upper-funnel marketing that fuels lasting consumer demand.
We have a proven track record of transforming whitespace opportunities into scaled categories that support our continued growth. In 2012, we played a key role in shaping the cold-pressed juice category, making nutrient-dense, organic juice accessible to mainstream consumers. We then helped to pioneer the wellness shot category through immunity-focused blends that bridged the gap between supplements and beverages. Most recently, we extended our innovation leadership with Slice. Recognizing that consumers craved the flavor and carbonation of traditional soda without sugar or artificial ingredients, we reintroduced the iconic Slice brand with a modern formula — delivering nostalgic taste with functional benefits. Within months of launch, Slice has become one of the fastest-growing soda brands, demonstrating the power of our innovation model and brand-building expertise.
Beyond in-house innovation, strategic M&A remains a key accelerator of our platform. Our acquisition of Vive Organic in 2022 exemplifies our ability to identify high-potential, mission-aligned brands and transform them into category leaders. Vive Organic brought established brand equity and credibility through doctor-backed formulations, but it remained dependent on third-party manufacturing, and operated without the marketing resources necessary to grow the brand at an accelerated rate. At Suja Life, we identified $14 million in operational synergies and completed the integration process in under 12 months through careful planning and effective resource allocation. Below is a detailed timeline of notable, innovative in-house launches and strategic M&A activities:

We believe the future of the beverage industry belongs to function-forward brands that deliver clear, trusted benefits and become part of consumers’ daily routines. Today’s consumers don’t just want improved versions of yesterday’s juice or soda — they want beverages that help them feel better in the moment while supporting their long-term wellness goals. Through continuous innovation and strategic acquisitions, we are thoughtfully expanding our portfolio, creating a comprehensive platform of better-for-you beverages that meet consumers wherever they are on their wellness journey. We are building the next generation of beverages, designed to lead the category’s evolution and create enduring value for shareholders.
Expansive Distribution Network and Omnichannel Leadership
In an industry where most suppliers compete for shelf space, Suja Life designs the shelf itself. What began as a single Whole Foods partnership has evolved into a national, multi-channel distribution network built on deep, strategic relationships with many of the country’s leading retailers.
We have reimagined what it means to be a beverage supplier by operating as a strategic advisor across our retail partnerships. Through data-driven insight, category management, and collaborative planning, we help retailers optimize assortment, pricing, and shelf placement to drive overall category performance. Our retailer relationships frequently go beyond supply and logistics to include joint product innovation and long-term growth planning. Our co-development approach integrates retailers into every stage of innovation, from concept to launch. This helps to ensure new products arrive market-ready, with built-in category fit and committed distribution support. We believe this partnership-driven model positions us as a trusted leader and long-term growth engine for our retail partners.
We maintain strong relationships with more than 30 strategic partners and advisors, generating a “snowball effect” that significantly expands our reach throughout the retail landscape. Based on

NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores with an average of approximately 10 items per store. Accordingly, the Company estimates it has achieved more than 365,000 PODs, reflecting our extensive reach and robust presence across channels. We have built strong relationships with leading retailers including Kroger, Whole Foods, Albertsons, CVS, Amazon Fresh, and many others as part of our mission to drive growth and innovation across the entire better-for-you beverage market. The strength of our retail partnerships is evident in our results. Based on NIQ Scantrack, 3YA data, the number of stores selling our products has increased by 20%, with TDP % change up 27%.
As our brands continue to scale, we are investing in new activations and in-store experiences that enhance visibility and drive customer trial. As of August 2025, browsing in-store remains the key source of marketing impression for brand aware consumers according to a Company survey. Our proven retail partnerships and multi-channel expertise provide a strong foundation for continued growth, ensuring that as consumers increasingly seek better-for-you beverages, our brands are positioned and placed exactly where they’re looking.
Differentiated Through Our Vertically Integrated Manufacturing and Proprietary Cold Chain Route-to-Market
We run an efficient farm-to-shelf operation for the manufacturing of our cold-pressed juice and wellness shots, delivering products from farm-to-shelf in as few as eight days while maintaining rigorous standards. Through thoughtful investment over the last decade, we’ve built a vertically integrated supply chain, manufacturing facilities, and route-to-market for these products that acts as a self-reinforcing competitive advantage across each step in the product lifecycle:

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Strategic Sourcing:   We source our organic produce from strategically located partner farms across multiple growing regions, with 82% of our fresh, U.S.-sourced produce coming from California as of October 2025, resulting in 100% organic-certified products across Suja Organic and Vive Organic. Our long-standing relationships and strategic redundancies aim to ensure full-cycle usage of produce and year-round supply while minimizing transportation time and costs and reducing our carbon footprint. The proximity to our Oceanside campus, and controlled temperature-sensitive transport from farm to facilities, ensure ingredients arrive at peak freshness.

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Cold-Pressed Extraction:   Within hours of arrival, produce enters our approximately 270,000 square-foot state-of-the-art processing facilities. 100% of our cold-pressed juices and wellness shots are produced in-house and crafted from organic, non-GMO fruits and vegetables, and include nutrient-rich ingredients such as turmeric and ginger, which support functional health benefits. This approach reflects our commitment to clean-label ingredients and wellness-focused formulations. The cold-pressing process extracts juice without heat, preserving the nutritional integrity of our ingredients that heat-based methods destroy, differentiating us from conventional juice manufacturers. Pressed vegetable pulp produced from the cold-pressed extraction process is donated back to local farms to cut down on waste.

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High-Pressure Processing (“HPP”):   The bottled juice, contained in packaging made from recycled plastic, undergoes HPP using four units capable of processing approximately 1,500 gallons per hour. This technology ensures superior nutrition retention compared to heat-treated alternatives and a taste profile that closely mirrors fresh-pressed juice. Due to HPP, most of our products have an extended shelf life exceeding 100 days, enabling efficient national distribution and allowing us to meet stringent food safety compliance regulatory standards.

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Distribution Excellence:   Our distribution process is managed centrally by our logistics team in Oceanside. As of the ten months ended October 2025, we have served customers nationwide with a more than 99% fill rate, earning their trust through consistent, high-quality delivery. As of the nine months ended September 2025, approximately 97% of customers are served directly through our freight-carrier network, allowing us to control quality and timing while capturing margin. This end-to-end, in-house, and partner managed system enables premium pricing, consumer loyalty, and operational efficiency. Our TDP % change has grown by 27% based on NIQ Scantrack, 3YA data.

Our fully integrated farm-to-shelf system is a cornerstone of our long-term competitive advantage. As demand continues to grow, our cold chain infrastructure and vertically integrated operations enable us to service customers quickly while maintaining the quality standards expected by premium retailers. Together, these advantages underpin a model that drives multiple value levers — premium pricing justified by superior taste, operational efficiency that expands margins with scale, and consumer loyalty built on consistent product integrity. Our disciplined cost structure and operational rigor provide the flexibility and resources to reinvest in marketing, innovation, and category expansion. Designed with scalability and built-in redundancies, our system supports large-scale production and continued innovation while reducing negative environmental impact through local sourcing, recycled materials, and waste reduction. Together, we believe these capabilities create a self-reinforcing model that fuels innovation and positions us to scale efficiently and responsibly as a leader in the NHB market.
Attractive and Improving Financial Profile
Our financial trajectory demonstrates the power of a disciplined growth strategy in a high-growth market. Our financial success stems from a two-part equation: a differentiated market position that allows us to command premium price points from consumers in exchange for high-quality, highly valued products, and disciplined financial management to steward our bottom-line growth. From fiscal 2023 to fiscal 2025, we have achieved a robust 20.6% CAGR in net sales, scaling from $224 million to $327 million, fueled by market share gains and category expansion across our portfolio. In fiscal 2024 alone, we delivered net sales of $259 million, representing 15% year-over-year growth, reinforcing our leadership position in the NHB market. Our net loss has improved, with a 5% uplift from fiscal 2023 to fiscal 2025. Similarly, our Adjusted EBITDA has grown 16% over the same period, driven by platform leverage, strategic sourcing and operational excellence. We maintain robust cash flows, including over $8 million net cash provided by operating activities for fiscal 2025.
Our investment thesis is validated by our ability to scale responsibly while delivering attractive long-term returns. Our balanced approach to growth, which combines top-line expansion with margin improvement, has resulted in a resilient business model that performs across market cycles. Our recent historical performance reflects this aggressive but balanced approach to growth, without compromising on the bottom line:

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for fiscal 2025, we reported net sales of $327 million, an increase of 26% over fiscal 2024;

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our Suja Core segment net sales increased 23% to $320 million for fiscal 2025. Our Emerging Brands segment, which we launched in December of fiscal 2024, generated $10 million in net sales in its first full year of operations;

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our gross margins increased by 366 basis points from fiscal 2023 to 48% for fiscal 2025;

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our net loss increased from $(21) million for fiscal 2024, to $(23) million for fiscal 2025;

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our Adjusted EBITDA remained relatively flat from $42 million for fiscal 2024 and $41 million for fiscal 2025; and

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our Suja Core segment Adjusted EBITDA was $66 million, while margins increased by 314 basis points year-over-year to 21% for fiscal 2025. Our Emerging Brands segment reported an Adjusted EBITDA of $(26) million, reflecting deliberate investment in start-up costs, including brand launch and brand building, initial distribution expansion, and consumer trial as we scale the Slice brand.

Suja Life Select Financial Performance
($ in millions)
Suja Core Segment Select Financial Performance
($ in millions)

Competitive Strengths:
Category-Defining Products Delivering on Taste and Functional Benefits
Twelve years ago, we set out to create a beverage we couldn’t find anywhere else: one that combined exceptional taste with genuine health benefits. From that foundation, we have built a diversified portfolio that was intentionally designed to address what our consumers want from their beverages, redefining expectations for what better-for-you beverages can deliver. Our product innovation has expanded beyond cold-pressed juice into a full suite of functional beverages designed to provide wellness benefits without compromising on taste or convenience.
Three core principles differentiate our products across the Suja Organic and Vive Organic portfolios. First, we use high-quality organic ingredients resulting in labels that read like grocery store lists. Second, each recipe is crafted in partnership with nutritionists or holistic doctors to ensure science-backed functional formulations that would be difficult to replicate at home, providing on-the-go wellness for our consumers. Finally, our cold-pressed and HPP methods preserve nutritional density and fresh flavor — a standard that traditional heat pasteurization cannot meet. Collectively, these principles deliver a unique value proposition: low sugar beverages (80% of Suja Life branded SKUs have less than 6 grams of sugar per serving) made from organic ingredients with high vitamin content and functional benefits. Our consumers consistently affirm, as shown in a Company survey, that we deliver on the core principles that set our brands apart:
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88% of consumers say that Suja Life brands are healthy and nutritious;

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88% of consumers say Suja Life brands taste great; and

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70% of consumers say Suja Life brands are “worth paying more for.”

Suja Organic, our flagship cold-pressed juice and wellness shots brand, offers consumers a balance of taste, functionality, and convenience. According to a Company survey of premium juice consumers as of September 2025, 86% of consumers say the Suja Organic brand tastes great and 90% say the brand has the functional ingredients they are looking for. Suja Organic’s unique value proposition drives consumer loyalty and favorably positions the brand for sustained long-term growth.
Vive Organic, our leading functional wellness shots brand, bridges the gap between supplements and beverages by balancing potency, credibility, and convenience. Its doctor-crafted formulations are redefining how consumers approach proactive wellness. Vive Organic is a mainstay in the wellness shots category: 87% of category consumers say the brand is one they know and trust and 90% say it has the ingredients they are looking for. With a loyal and growing consumer base as well as increasing retail exposure, we believe the brand will continue to lead and pioneer the functional shots category.
Our newest innovation, Slice, combines nostalgia, cultural relevance, and functional wellness as the true-to-taste alternative disrupting the soda category. Slice delivers a compelling value proposition redefining the historically stagnant soda category and has a significant runway for expansion as one of our most promising growth platforms.
Across our leading brands and product architecture, we are not responding to trends — we are defining the future standard of modern wellness beverages and, more importantly, setting the benchmark for what functional products can achieve.
Powered by Brand Building Excellence
Our ability to build and sustain brands that connect deeply with consumers is a core competitive advantage. We bring discipline to how brands are created, positioned, and managed across our portfolio, enabling each to play a distinct and complementary role while contributing to our purpose of changing what beverages bring to the table.
We have invested significantly in strengthening our brand-building and elevating our marketing over the past 18 months. We have constructed the optimal infrastructure to move with both speed and precision — launching new brands, repositioning legacy assets, and scaling platforms across channels with confidence and discipline. We start every brand initiative with deep consumer insights that inform positioning, messaging, and our go-to-market strategy. This foundation drives real results.
Our newly reintroduced brand Slice is also proving the power of our playbook. Slice’s NPS rose from 39 to 55 in three months from June to September 2025, now exceeding the better-for-you category leaders according to a Company survey — confirming that Slice has re-entered the marketplace with competitive emotional connection and product satisfaction.
These capabilities form a system of excellence that enables us to continuously build, scale, and sustain brands that lead categories, shape consumer behavior, and deliver superior growth.
Expanding Consumer Base of Loyal Advocates Demonstrating Repeat Consumption
We are building momentum on two fronts: expanding our consumer base and deepening engagement with consumers we currently serve. Across our portfolio, rising awareness is converting to trial and repeat purchase behavior, while loyalty and advocacy are strengthening in ways that we believe will create compounding, sustainable growth.
Our Suja Organic and Vive Organic brands are converting awareness into action at category-leading rates. Suja Organic achieves 90% conversion from awareness to purchase, one of the highest in the premium juice category and well ahead of our cold-pressed competitors. Suja Organic and Vive Organic maintain the strongest conversion funnels in wellness shots, driving consumers from initial awareness through repeat purchase with exceptional efficiency. While still in its early days, Slice has already demonstrated its potential to follow suit. The brand has delivered aided awareness gains of 9 to 16 points across key markets, including Boston, Chicago, Los Angeles, and San Diego. Based on NIQ Scantrack, 13 Weeks data, $/TDP % change ranges from approximately 20% to 42% in those same markets. Ultimately, this translates to a larger user base for our house of brands. Accordingly, % household penetration has increased 20% over the last year based on NIQ Omnishopper data.
Once consumers experience our brands and products, they deepen their commitment. Value per buyer has increased 12% in the last year, with Suja Organic alone up 20% over the same period based on NIQ Omnishopper data. Increasing buy rate not only indicates that our consumers are purchasing our brands and spending more with us than they were a year ago but also reveals that we are strengthening consumer loyalty. This combination of growing scale and deepening relationships is a hallmark of durable category leadership.
Our expanding consumer base is also a powerful engine for organic growth. At least 70% of Suja Organic and Vive Organic consumers are promoters, referring our brands to friends and family and generating word-of-mouth momentum. Vive Organic’s NPS increased 16 points in the past year, driven by a

15-point rise in promoters. Brand loyalty also significantly increased, with two-thirds of consumers saying they would remain loyal to the brand. Together, these indicators demonstrate that we are attracting new consumers and converting them into loyal advocates, creating a self-reinforcing cycle of growth that extends well beyond first purchase.
Experts in Scaled Cold Chain with Clear Manufacturing Advantage
We believe we have curated an incredibly efficient and effective farm-to-shelf operation. On average, we process approximately one million pounds of fresh produce each week, achieving a fill rate of over 99% for the ten months ended October 2025. Our produce reaches customers in as few as eight days from farm to shelf, all while maintaining premium quality standards. Due to thoughtful investment over the last decade, we are an efficient producer and have built a supply chain, manufacturing facilities, and distribution network that acts as a self-reinforcing competitive advantage across each step in the product lifecycle.
Our manufacturing facilities in Oceanside, California are strategically located among our partner farms to help us receive ingredients at peak freshness, while also minimizing transportation time and costs. We have carefully crafted our supply network with layered redundancies to maintain resilience and continuity in the face of potential supply constraints.
We believe our scaled, in-house production capabilities are difficult and costly to replicate, and our manufacturing approach, leveraging cold-pressed extraction and HPP technology, is a key differentiator from our competitors. This technology unlocks superior nutrition retention compared to heat-treated alternatives, enhances the taste profile that closely mirrors fresh-pressed juice, and extends shelf life enabling efficient, national distribution. Our vertically integrated infrastructure provides control over quality, timing, and our customer relationships while capturing distribution margins. We strategically deploy capital to not only maintain our facilities but also to consistently improve productivity and expand capacity. We have increased the square footage of our Oceanside campus by over 50% in the last four years, reflecting our thoughtfully managed capital expenditures to ensure flexibility and efficiency. Through our differentiated, scaled cold chain and ability to consistently deliver on our brand promise, we have strengthened consumer loyalty and set ourselves apart from competitors.
Strategic Go-to-Market Approach with Deep Retailer Relationships
Based on NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores. This significant retail presence has enabled us to achieve an estimated 365,000 PODs, underscoring our leadership and category captainship across channels. Our reach is not only broad, but also strategic. We have built strong relationships with leading national retailers such as Kroger, Whole Foods, Albertsons, CVS, Amazon Fresh, and others. We serve as our customers’ consultant and strategic partner in driving growth and innovation across our serviceable market. We have increased TDPs by 11% based on NIQ Scantrack, 52 Weeks data.
Our partnership with Kroger is one of many examples that showcases our ability to evolve well beyond a traditional supplier dynamic into a deep-rooted, collaborative partnership delivering mutual value while also driving category growth. According to Company estimates, from the beginning of our partnership in 2014, we have grown sales from $1 million to $34 million as of fiscal 2025, representing a CAGR of 38%. We have achieved net shipment dollar growth of 37% for Suja Life, 33% for Suja Organic, and 57% for Vive Organic at Kroger from fiscal 2024 to fiscal 2025 based on management estimates. In fiscal 2023 and fiscal 2024, we worked closely with Kroger to reimagine their NHB set — using deep consumer insights, performance data, and category learnings to help optimize the shelf architecture. This initiative led to meaningful distribution expansion for us, with 51 SKUs at Kroger today according to SPINS, 24 Weeks data, and drove stronger dollars for Suja Life and Kroger. This example illustrates how we think about partnerships and our ability to unlock growth that benefits both sides — a key reason we have been able to leverage this playbook across a number of retailers.
Our differentiated value proposition drives performance across the retail landscape. We are a rapidly growing portfolio in the NHB market, with our brands contributing over 7% incremental growth for the category, driven primarily by 20+% growth in velocity for Suja Organic and Vive Organic according to SPINS, 52 Weeks. Despite our strong market position, significant whitespace exists within both our brand awareness among premium juice buyers and on retailers’ shelves across channels. Our distinctive go-to-market strategy positions us well to continue capitalizing on this significant opportunity.
Innovation Engine that is Nimble, Proactive and Responsive
Innovation is in our DNA. From our earliest days pioneering cold-pressed juice, to helping to create entirely new beverage categories, we believe we have built a culture, capability set, and process that consistently delivers market-moving products. As a result, we have been able to establish a leading position within both cold-pressed juice and wellness shots.
Our innovation engine is defined by data-driven insights, as well as our agile in-house development and manufacturing capabilities. Our innovation starts with granular category, retailer, and consumer data, enabling us to anticipate market shifts and align products to the fastest-growing demand spaces. Our in-house research and development team, equipped with decades of proven success, leverages these insights along with our vertically integrated manufacturing capabilities to execute rapid test-and-learn launches across formulas, formats, and flavors. We believe the design of our innovation engine keeps us ahead of competition. For fiscal 2025, 20% of our net sales growth came from our new SKUs.
As category pioneers, we are passionate about identifying whitespace opportunities and launching innovative products that meet emerging consumer needs with speed and efficiency. The creation and scaling of the Suja Organic wellness shots line is one of our many success stories born out of in-house innovation. This product line originated as a response to identified whitespace in the market with consumers craving efficient methods of delivering wellness, and the commercial impact has been extraordinary. We played a pivotal role as an early driver of the wellness shots category and have consistently contributed to its ongoing growth. The development of Slice is another example of our ability to effectively innovate. We seized the opportunity to purchase the intellectual property portfolio of a well-known brand and rapidly reformulated the product to fit our consumers’ needs. In just nine months, we transformed a dormant asset into a compelling growth platform, built to disrupt the soda category.
Proven M&A Platform With Ability to Drive Growth Through Integration
We believe we have systematically built a comprehensive value creation engine, positioning us to capture value through strategic acquisitions while accelerating the category’s evolution. Our acquisition strategy leverages a fundamental market dynamic: exceptional NHB brands consistently emerge from entrepreneurial innovation, but most lack the infrastructure, relationships, and capital required to achieve national scale. This creates a predictable landscape of potential acquisition targets with proven consumer appeal but unrealized potential: the exact profile where our platform capabilities can generate additional value. When we acquire brands like Vive Organic or trademarked assets like Slice, we not only generate sales uplift, but also amplify their growth potential through our integrated platform.
The acquisition of Vive Organic validates our systematic approach to identifying and accelerating emerging wellness brands that possess strong consumer appeal but lack the infrastructure to achieve their full market potential. Through this acquisition, we solidified our leading position in the wellness shots category and realized $14 million in synergies within twelve months, without cannibalizing shelf space across retailers. We evolved the packaging format to include multipacks, innovating based on consumer demand as wellness shots become part of their daily routines. In all, we have a proven track record of transforming whitespace opportunities into scaled, growing categories through strategic M&A.
Growth Mindset Balanced with Thoughtfulness Around Capital Allocation
We have an attractive financial profile with a track record of sustained, category-leading growth and accelerating margins. From fiscal 2023 through fiscal 2025, we achieved a net sales CAGR of 21%, net loss CAGR of 2%, and an Adjusted EBITDA CAGR of 8%. Our growth mindset permeates across our organization coupled with sustained mindfulness around profitability. We manage our business with a keen eye, ensuring that our legacy, innovation, and pipeline all drive momentum, while also demonstrating discipline in managing our cost structure to drive profitability. We are actively propelling growth in our markets, which have inherent tailwinds on a standalone basis, and are taking share as we continue to enter new categories. Our cash flow benefits from our focus on being a cost-efficient producer, leveraging automation to minimize costs across our business. Our commitment to profitable growth and ability to drive consistent cash flow provides significant financial flexibility to continue to reinvest in our business as leaders of innovation, as well as pursue bold, value-enhancing acquisition opportunities as they arise.
Purpose-Driven Team Empowered by Leadership Excellence
Our results are a proof point of the power of our people. Our 500+ team members are unified under our purpose to change what beverages bring to the table. We are pioneers who see a broken beverage system and are committed to rebuilding it from the ground up. Our people represent the foundation of our category leadership.
We are led by a world-class management team who bring over 240 years of deep experience from leading consumer packaged goods and consumer-adjacent companies. Our leadership team joined Suja Life with an uncompromising focus on doing right by consumers. Our Chief Executive Officer, Maria Stipp, leads our organization with more than three decades of experience at industry-leading beverage companies, including Sapporo and Lagunitas. Maria joined us in 2024 as an avid consumer of our products, bringing specialized expertise in scaling brands, building high-performing teams, and strengthening operational rigor across complex manufacturing and distribution environments. Our Chief Financial Officer, Jeff Pedersen, joined us in 2019 with over 15 years of experience at several notable beverage brands, such as Pepsi and Constellation Brands. Jeff partners closely with our commercial and operations teams to execute a disciplined resource allocation strategy and drive margin expansion.
Guided by our leadership team, we cultivate purpose, drive, and operational excellence throughout every level of our organization. Every member of our team is an agent for change, contributing to our competitive position in the NHB market. Our 500+ team members showcase deep, specialized expertise across every critical function, enabling us to maximize organizational bandwidth as well as execute at the speed and quality our consumers demand. We hire experts at their subject matter who are passionate about what they do. We believe our mission-driven team supported by leadership excellence represents a core business asset that differentiates our ability to execute growth strategies, capture market opportunities, and deliver sustained value creation for all stakeholders.
Our Growth Strategies
Grow Brand Awareness to Drive Higher Household Penetration and Expand Consumer Base
We see significant opportunity to grow Suja Life’s household penetration by expanding awareness across each of our brands. Currently, we have just 10% household penetration based on NIQ Omnishopper data. We aim to drive our reach to a broader audience of health-minded consumers and increase our penetration within the larger beverage category. We intend to sustain investment in authentic, high-ROI marketing as we continue to scale, leveraging paid and earned media, influencer partnerships and word-of-mouth, and experiential activations to build awareness, drive trial, and reinforce our differentiated, functional positioning across the portfolio. We are well-positioned to continue accelerating the growth of our brands, as demonstrated by our ability to grow Suja Organic’s conversion funnel over the last year: aided awareness expanded 15 points to 70%, past 3-month stated purchases expanded 13 points to 49%, and conversion remained high at approximately 90% from September 2024 to August 2025, per a Company survey of premium juice buyers. We have near-term, tangible opportunities to drive Suja Organic, Vive Organic, and Slice household penetration, as our % household penetration is 8%, 3%, and 1%, respectively, based on NIQ Omnishopper data.
Increase Purchase Frequency Among Current Consumer Base
We see meaningful opportunity to deepen the engagement of our consumers and increase their purchase frequency. Our goal is to make the consumption of Suja Life beverages a consistent part of daily wellness routines, spanning multiple occasions and need states. We believe we are driving frequency as consumers are purchasing our brands on more shopping trips and spending more with us than they were a year ago. Specifically, we have seen an approximately 11% increase in occasions per buyer and a 12% increase in value per buyer in the last year based on NIQ Omnishopper data. We are focused on increasing frequency by expanding multi-pack offerings, enhancing visibility at point of sale, and reinforcing the role our products play in everyday health rituals. In so doing, we aim to strengthen brand loyalty, build habitual consumption, and unlock incremental growth across our brands.
Gain Distribution Within Existing Retailers and Through New Opportunities
We see a significant growth opportunity to expand Suja Life’s distribution footprint across both existing and new retail partners. Within our current network, we plan to deepen penetration by increasing shelf space, expanding SKU variety, and securing additional secondary displays and cooler placements — all proven drivers of velocity and visibility.
As the refrigerated beverage aisle continues to evolve toward premium, functional offerings, we aim to deepen our presence across cold-pressed juice, wellness shots, and functional soda while expanding our presence in underpenetrated channels such as club, convenience, and e-commerce. We also see meaningful opportunity to drive cross-purchase of our portfolio — encouraging, for example, consumers of Suja Organic cold-pressed juice to trial Suja Organic or Vive Organic wellness shots, and engaging Slice consumers who have demonstrated an overlap with our other functional beverage categories. By leveraging these natural brand adjacencies, we can expand household penetration and build more frequent, multi-brand relationships with our consumers.
Expanding store count, shelf space, and product assortment — combined with increased cross-brand engagement — can make our portfolio more accessible, unlock meaningful incremental household reach, and support sustained category share gains and top-line growth.
Continue Innovation Across Product Platform
Innovation is core to our DNA and a key driver in our next phase of growth. Our integrated platform enables us to expand across new categories, formats, and functional benefits while maintaining our leadership in the NHB market. We plan to accelerate innovation across three interconnected dimensions — product, brand, and technology — allowing us to continually identify whitespace opportunities and convert them into scalable offerings.
We intend to broaden our product portfolio through new functional platforms, flavor innovation, and price-pack architectures that meet evolving consumer needs across channels and occasions. Limited-time offerings will continue to serve as a proving ground for emerging trends, allowing us to test new flavors, benefits, and formats that can scale into permanent lines. We believe this approach will enable our brands to expand their roles across multiple dayparts and usage occasions.
As we continue to innovate, we plan to explore adjacencies across our product categories, as evidenced by our recent functional soda category entrance though our reimagined brand, Slice. Our innovation engine is designed not only to maintain our position in a rapidly changing market, but to define and expand the next generation of functional beverage consumption.
Unlock Full Potential of Slice to Capitalize on Current Momentum
Since launch in January 2025, Slice has rapidly gained traction with current brand awareness of 28%, and we believe it has the potential to become a category-defining brand in the functional soda space. Its combination of nostalgic flavor profiles and nutritious, better-for-you benefits directly align with consumer demand for refreshment without compromise. Since our purchase of the Slice intellectual property portfolio, we have systematically invested in marketing, merchandising, and distribution to drive awareness, trial, and shelf presence. As a result, Slice has achieved extensive reach across channels since launch, with an increase of more than 66,000 PODs according to Company estimates. Slice also has a higher NPS than its leading competitors as of September 2025 according to a Company survey, underscoring the brand’s growing resonance with consumers and retailers.
We plan to capitalize on this momentum by expanding distribution and efficiently sustaining marketing investments in the near-term, with an additional opportunity to drive margins by leveraging our vertically integrated manufacturing platform to bring production in-house. As we expand awareness and availability, we believe Slice can continue to capture meaningful share within not only the growing functional soda category, but also from the larger overall soda category, serving as a key growth driver within the Suja Life portfolio.
Leverage M&A Know-How to Opportunistically Expand the Suja Life House of Brands
Suja Life has become a consolidator of preference within the category, and we view M&A as a strategic extension of our growth platform, accelerating our category leadership and expanding our reach into complementary, high-growth wellness markets. The NHB market remains highly fragmented with emerging brands that resonate deeply with consumers but often lack the scale, resources, and infrastructure required for sustained expansion. We intend to leverage our platform capabilities — retail relationships, vertically integrated manufacturing, innovation expertise, and marketing scale — to unlock the full potential of these brands and drive long-term shareholder value.
Our approach to acquisitions is disciplined and highly selective. We target mission-aligned, complementary brands that fit naturally within our portfolio and operate in the fastest-growing subcategories with significant whitespace. We focus on businesses with a clean line of sight to category leadership, where our operational strengths can meaningfully accelerate growth. These advantages can span the entire value chain — from sales and marketing, distribution, and retail partnerships to manufacturing infrastructure, and cost efficiencies — creating mutual benefit and scale across the platform. Looking ahead, we plan to continue pursing accretive, synergistic opportunities that expand our reach across categories and consumption occasions, enhance our functional wellness leadership, and solidify our position as a leading platform in the NHB market. By combining entrepreneurial innovation with our in-house operational excellence and scale, we believe our acquisition strategy positions us to continue capturing industry tailwinds and driving sustained platform growth.
Leverage Existing Investments in Vertically Integrated Manufacturing to Cost-Effectively Meet Increasing Demand
We aim to drive sustainable top- and bottom-line growth as the foundation of our long-term profitability model. Our disciplined approach to expansion, portfolio optimization, and operational excellence positions us to deliver continued margin improvement as we scale. We see significant opportunity to leverage our manufacturing infrastructure and technological capabilities to support future innovation and volume growth. Our HPP platform and approximately 270,000 square-foot Oceanside campus provide meaningful capacity runway, enabling us to efficiently expand into adjacent categories with minimal incremental investment.
As we continue capturing market share within the high-growth NHB market, we expect to realize greater operating leverage through scale efficiencies, automation, and data-driven decision making. We plan to reinvest in initiatives that strengthen brand equity and long-term value creation while maintaining a focus on disciplined capital allocation. We believe our balanced approach — driving growth through innovation, efficiency, and strategic investment — will enable us to realize top-line growth while delivering attractive, sustainable returns for our shareholders.
Customers and Channels
We sell our products across the United States within a number of channels and food retailers. Based on NIQ Scantrack, 52 Weeks data, our products are available in more than 37,000 stores. We have solidified relationships with some of the largest retailers in the grocery channel, mass merchandiser and club stores channel, and natural and specialty foods channel. We believe there is significant opportunity to target club store, convenience store and e-commerce channels to increase distribution. Our customers also include wholesale grocery distributors, which distribute to retailers who prefer this route to market.
Although industry data such as SPINS captures only approximately 40% of our total sales for fiscal 2024, it highlights our strong category performance and growth. When accounting for our full consumer reach, including untracked retailers and other channels, our leading category position and growth trajectory are further reinforced.
We plan to drive further growth within large retailers by expanding our assortment and driving velocity through enhanced marketing. Within our current stores, we plan to increase shelf space, expand SKU variety, and secure additional secondary displays and cooler placements.

We have built strong relationships with leading national retailers such as Whole Foods, Kroger, Albertsons, CVS, Amazon Fresh, and others. We work in close coordination with a wide variety of brokers, distributors and customers, building a national network that gives us access to accounts across the U.S. We employ in-store retail execution strategies to ensure our shelf space and in-store promotion are optimized. Our sales team has executed on a focused sales strategy with initiatives including SKU mix optimization, customer development, on-shelf execution, and pricing initiatives.
We generally do not have long-term contracts or minimum purchase volumes with our retail-direct customers beyond promotional price arrangements, except in cases related to private label supply, and the duration of these relationships and terms are subject to change and adjustment based on the performance of the products and our performance as a supplier of these products. See “Risk Factors — Risks Related to Our Business and Industry — We are dependent on distributor and retail customers for a significant portion of our sales, and our failure to maintain or further develop our sales channels could adversely affect our business, financial condition, results of operations and cash flows.”
While the majority of our products are branded, we have strategically expanded into private label cold-pressed juice as a way to develop stronger ties with strategic retail partners and improve our operating scale. Additionally, our private label offerings strategically increases the scale and efficiency of our supply chain, helping to improve gross margins and operating leverage across the portfolio. Furthermore, our private label strategy allows us to discerningly test out new product innovations that we can later scale.
Marketing
Our multi-faceted, consumer-driven marketing strategy has been instrumental in driving sales and building the Suja Organic, Vive Organic and Slice brands. We are focused on growing the categories in which our brands play and capitalizing on the growing number of consumers prioritizing health-forward beverage choices. Our marketing organization operates with a clear strategic framework that brings together consumer insights, brand strategy, creative excellence, and full funnel marketing into a unified system. This infrastructure enables us to move with both speed and precision — launching new brands, repositioning legacy assets, and scaling platforms across channels with confidence and discipline. Together, these capabilities form a system of excellence that enables Suja Life to continuously build, scale, and sustain brands that lead categories, shape consumer behavior, and deliver superior growth.
Distribution
We ship cold chain commercial freight nationwide. We ship the majority of our products directly to our customers’ warehouses and allow customers to utilize their internal distribution networks to deliver to stores and stock on shelves. Some of our business leverages select distribution partners to service those customers who prefer to use third-party networks. We also ship directly to our e-commerce consumers.
Our People
Human Capital Resources.   As of the end of fiscal 2025, we had approximately 590 employees, all of whom are located in the United States, of which about 480 are part of our operations team. None of our employees are represented by a labor union or by any collective bargaining arrangements with respect to his or her employment with us. We have never experienced a labor-related work stoppage. We believe our unique company culture has helped us attract and build a strong employee base.
Employee Wellness and Engagement.   We invest in our employees by offering a wide range of benefits for our employees and their dependents. We offer a benefits package that focuses on work-life balance, healthier habits and financial wellness. The package includes comprehensive health and vision, dental insurance programs, an employee assistance program for mental health benefits, PTO days, flexible spending accounts and health savings accounts, a 401(k)-matching program, and an employee discount program. Our health and welfare program is focused on meeting the needs of our workforce and we have a strong focus on employee wellbeing, health, and safety. We also conduct annual employee satisfaction surveys, host Town Hall meetings on a quarterly basis and organize company-wide social events to foster our culture.
We are proud of the culture and community that we have established and are passionate about continuing to deliver it for our employees, customers, and communities.

Competition
We operate in a highly competitive market, which includes large multinational companies as well as many smaller entrepreneurial companies seeking to innovate and disrupt the categories in which we compete. As a category, cold-pressed juices and wellness shots compete for space with a wide range of beverage offerings. In particular, our cold-pressed juices and wellness shots compete with functional refreshment, energy drinks, vitamins, ready to drink teas and coffees and other non-organic or health-focused beverages, and many of these products are marketed by companies with substantially greater financial resources than ours. In addition, our Slice brand competes with well-established soda brands and other good-for-you beverages. We also compete with a number of natural, organic and functional food and beverage producers. Our competitors include traditional juice brands, as well as better-for-you beverage brands, conventional food or beverage companies and retailers with similar products under their own private labels. See “Risk Factors — Risks Related to Our Business and Industry — Competition in the food and beverage retail industry is strong and presents an ongoing threat to the success of our business.”
We believe that our facilities should support increasing the size of our business, and we intend to continue to invest in our facilities to continuously improve our production for the benefit of customers and consumers alike. We believe that replicating similar facilities and scaled production of cold-pressed juices and wellness shots would require not just significant capital — both human and economic — but years to match the level of technical know-how with which the Suja Life team operates. We selectively rely on co-manufacturers, which allows us to control product quality and costs, a key differentiator that we believe separates us from our competitors.
We are aware of only two suppliers of scaled HPP equipment, and as a result, we believe there are long lead times to receive this equipment, significant costs to acquire this equipment, and high degrees of technical know-how required to operate this equipment. Our team has spent nearly a decade developing that skillset and therefore are capable of operating the HPP process consistently, at scale, at a high-quality.
Intellectual Property
We own domestic and international trademarks and other proprietary rights that are important to our business. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. Our primary trademarks are Suja Organic, Vive Organic and Slice. We have a comprehensive approach to protecting our trademarks, designs, patents and other IP rights. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success. As of December 29, 2025, we had 23 registered trademarks and 2 pending trademark applications in the United States, and 23 registered trademarks and 1 pending trademark applications in other countries. We endeavor to take prudent measures to protect our brand, including notification to potential infringers of our trademark rights and issuing “cease and desist” letters, as appropriate.
We consider information related to formulas, processes, know-how and methods used in our production and manufacturing as proprietary and endeavor to maintain them as trade secrets. We have in place reasonable measures to keep the above-mentioned items, as well as our business and marketing plans, customer lists and contracts reasonably protected, and they are accordingly not readily ascertainable by the public.
Government Regulation
Our products are regulated in the United States as conventional foods. We and our distributors are subject to extensive laws and regulations in the United States by federal, state and local government authorities including, among others, the FTC, the FDA, the USDA, the EPA, and the U.S. Occupational Safety and Health Administration, and similar state and local agencies.
Under various statutes, these agencies regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, and safety of conventional foods. Among other things, the facilities in which our products and ingredients are manufactured must register with the FDA, comply with cGMPs, and meet other standards applicable to the production and distribution of conventional food products.

The FDA regulates food products pursuant to the FDCA, and its implementing regulations. In addition, pursuant to the FDA Food Safety Modernization Act (the “FSMA”), the FDA promulgates requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also requires that imported foods adhere to the same quality standards as domestic foods and provides the FDA with mandatory recall authority over food products for which it believes there is the potential for serious adverse health consequences or death. In addition, the FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful and not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive to customers and substantiated by adequate scientific data. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements.
We are also subject to Prop 65 that requires, with a few exceptions, that a specific warning appear on or in close proximity to any consumer product sold in California containing a substance listed by California as having been found to cause cancer or birth defects if it is present above certain levels, or, in some cases, present at any level. This law exposes all food and beverage producers to the possibility of having to provide warnings on or in close proximity to their products if any such substances are present.
Products that do not comply with applicable governmental or third-party regulations and standards may be considered adulterated or misbranded and subject, but not limited, to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, import holds, injunctions, fines, consent decrees, civil penalties, and criminal prosecution.
Vitamins and Dietary Supplements
Additionally, the FDA regulates the safety, formulation, manufacturing, processing, packaging, labeling, importation, and distribution of dietary supplements and the FTC has jurisdiction to regulate the promotion and advertising of these products. The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA established a framework governing the composition, safety, labeling, manufacturing, and marketing of dietary supplements and established new statutory criteria for evaluating the safety of substances. In the process, DSHEA removed dietary supplements from pre-market approval requirements that apply to food additives and pharmaceuticals and established a combination of notification and post marketing controls for regulating product safety. The FDA does not require notification to market a dietary supplement if it contains only dietary ingredients that were marketed as dietary supplements or used in dietary supplements prior to DSHEA’s enactment on October 15, 1994. However, for a dietary ingredient marketed as a dietary supplement or used in a dietary supplement prior to this date or not currently being legally used in the food supply in a food, the manufacturer must provide the FDA with information supporting the conclusion that the ingredient, known as an New Dietary Ingredient or “NDI,” will reasonably be expected to be safe at least seventy-five days before introducing the NDI into interstate commerce.
The provisions of DSHEA establish that all NDIs must be submitted with a formal 75-day notice along with evidence that the product is reasonably expected to be safe. This is referred to as a NDI Notification. If the FDA has concerns about the ingredient or its safety profile, the agency has authority to request more information or reject the NDI Notification and deny the product’s entry into the market. The FDA issued draft guidance in April 2024, which expands upon and replace previous recommendations for NDI notifications from the previous draft guidance.
DSHEA also empowered the FDA to establish binding Good Manufacturing Practice regulations governing key aspects of the production of dietary supplements. DSHEA expressly permits dietary supplements to bear statements describing how a product affects the structure, function and/or general wellbeing of the body. Although manufacturers must be able to substantiate any such statement, no premarket approval authorization is required for such statements and manufacturers need only notify the FDA that they are employing a given claim. No statement may expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease. Section 5 of DSHEA does, however, authorize supplement sellers to provide third-party literature, including publications and clinical studies, in connection with the sale of a dietary supplement to consumers under specific parameters such that it will not be deemed labeling by the FDA. This provision is an exception to the FDA’s broad powers over the promotion of regulated products. Accordingly, the authorization is limited and applies only if the publication is printed in its entirety, is not false or misleading, presents a balanced view of the available scientific information, does not promote a particular manufacturer or brand of dietary supplement and is displayed in an area physically separate from the dietary supplements.
Environmental Regulations
We are subject to various U.S. federal, state, and local environmental regulations. Compliance with environmental laws and regulations impacting our operations has not had, and currently is not anticipated to have, a material adverse effect on our financial position, capital expenditures or competitive position. Some of the key environmental regulations in the United States include, but are not limited to, the following:
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air quality regulations;

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waste treatment and disposal regulations;

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sewer regulations;

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hazardous chemicals regulations; and

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storm water regulations.

Facilities
We lease our corporate headquarters located at 3831 Ocean Ranch Blvd., Oceanside, California where we occupy approximately 270,000 square feet of space and where our manufacturing facilities are located, pursuant to a lease with an expiration date in May 2033. We are able to extend this lease for two additional consecutive terms of five years each, at our option.
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

ORGANIZATIONAL STRUCTURE
Overview
Suja Life, Inc. is a Delaware corporation formed to serve as a holding company that will hold a direct or indirect interest in Holdings LP through one or more wholly owned subsidiaries. Suja Life, Inc. has not engaged in any business or other activities other than in connection with its formation and this offering. This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C approach permits certain existing owners of the business to retain their equity ownership in Holdings LP and to continue to realize the tax benefits associated with owning interests in a pass-through structure and provides potential future tax benefits for both the public company and the existing owners when they ultimately exchange their pass-through interests for shares of Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).
Upon completion of the Organizational Transactions this offering and the application of the net proceeds of this offering, we will be a holding company, our sole asset will be LP Units in Holdings LP, held directly or indirectly through one or more wholly owned subsidiaries, and, through our general partner interest in Holdings LP, we will exclusively operate and control all of the business and affairs and consolidate the financial results of Holdings LP. Prior to the completion of this offering, the Partnership Agreement of Holdings LP will be amended and restated to, among other things, modify its capital structure by replacing the existing partnership interests and providing for LP Units consisting of a single class of common ownership interests in Holdings LP. We, Holdings LP and the LP Unitholders will also enter into an Exchange Agreement under which holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class V common stock so delivered will be cancelled.
Upon completion of this offering, PSP will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Suja Life, Inc. See “Principal Shareholders” for additional information about PSP.
Incorporation of Suja Life, Inc.
Suja Life, Inc. was incorporated in Delaware on October 8, 2025, and has not engaged in any business or other activities except in connection with its formation and the offering. Our certificate of incorporation will be amended and restated at or prior to the completion of this offering. Our certificate of incorporation will authorize two classes of common stock, Class A common stock and Class V common stock, each having the terms described in “Description of Capital Stock.” In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.
Shares of our Class V common stock, which provide no economic rights, will be issued to the holders of LP Units of Holdings LP in connection with this offering. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock — Class V Common Stock.” Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.
Organizational Transactions
The following transactions, referred to collectively herein as the “Organizational Transactions,” will each be completed prior to or in connection with the completion of this offering:
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Suja Life, Inc. was formed, and we will amend and restate the certificate of incorporation of Suja Life, Inc. to, among other things, provide for Class A common stock and Class V common stock. See “Description of Capital Stock.”

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We will amend and restate the Partnership Agreement to, among other things, (i) modify Holdings LP’s capital structure by replacing the current partnership interests with a single class of common ownership interests, and (ii) appoint Suja Life, Inc. as the sole general partner of Holdings LP. See “— Amended and Restated Partnership Agreement of Holdings LP.”

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Suja Life, Inc. will acquire, directly or indirectly, through a series of transactions which may include one or more contributions, mergers, or otherwise, LP Units owned by the Direct LP Entities, and certain other direct holders of LP Units, and in exchange therefor the owners of the Direct LP Entities and such other direct holders of LP Units shall receive, directly or indirectly, newly issued shares of Class A common stock.

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We will issue shares of Class V common stock, which provide no economic rights, to the LP Unitholders on a one-to-one basis with the number of LP Units owned by such holders. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock — Class V Common Stock.”

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We will enter into the Exchange Agreement with Holdings LP and the LP Unitholders pursuant to which the holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). See “— Exchange Agreement.”

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We will enter into the Tax Receivable Agreement with the TRA Parties, which will require us to pay to such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units for shares of our Class A common stock on at a one-to-one basis or, at our election, for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. See “— Tax Receivable Agreement.”

In connection with the completion of this offering, we will issue        shares of our Class A common stock to the investors in this offering (or        shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount but before estimated offering expenses payable by us.
Immediately following the completion of this offering, we will take the following actions:
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We will use approximately $      million of the net proceeds of this offering to acquire, directly or indirectly through one or more wholly owned subsidiaries,        newly issued LP Units in Holdings LP at a purchase price per LP Unit equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discount; and

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in turn, Holdings LP intends to apply the balance of the net proceeds it receives from us (i) to repay $      million of borrowings under the Credit Agreement, (ii) to pay expenses incurred in connection with this offering and the other Organizational Transactions, and (iii) to the extent any proceeds remain, for general corporate purposes. See “Description of Certain Indebtedness” and “Use of Proceeds.”

As a result of the Organizational Transactions:
•
the investors in this offering will collectively own        shares of our Class A common stock, PSP will own        shares of our Class A common stock, the New Vive Partnerships will own       shares of our Class A common stock and other pre-offering owners will collectively own        shares of our Class A common stock;

•
Suja Life, Inc. will own, indirectly through one or more wholly owned subsidiaries,        LP Units;

•
the other holders of LP Units will own        LP Units and an equal number of shares of Class V common stock;

•
our Class A common stock will collectively represent approximately    % of the voting power in us; and

•
our Class V common stock will collectively represent approximately    % of the voting power in us.

The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)
The LP Unitholders other than PSP collectively own approximately    % of the equity interests of Holdings LP. Certain of these investors will continue to hold their equity interests in Holdings LP upon completion of this offering, and others will instead receive Class A common stock in connection with the Organizational Transactions.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and this offering and our application of the proceeds therefrom. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)
Upon the completion of this offering, PSP will own    % of the total outstanding LP Units of Holdings LP and will possess voting and dispositive power over    % of the total outstanding LP Units of Holdings LP. Further, PSP will own shares of Class V common stock, and will own    % of all shares of Class A common stock. The remaining LP Unitholders will collectively own the remaining    % of the total outstanding LP Units of Holdings LP not held directly or indirectly by Suja Life, Inc. See “Principal Shareholders” for additional information about PSP and other LP Unitholders that will beneficially own more than 5% of our outstanding shares of common stock following the completion of this offering. In addition to PSP, our existing owners include a limited number of third parties that have invested in LP Units.

(2)
Upon completion of this offering, PSP will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Suja Life, Inc. through its ownership of our Class A common stock and Class V common stock. See “Principal Shareholders” for additional information about PSP.

(3)
Upon completion of this offering, the New Vive Partnerships will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Suja Life, Inc. through their ownership of our Class A common stock. See “Principal Shareholders” for additional information about the New Vive Partnerships.

(4)
Shares of Class A common stock and Class V common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class V common stock will be entitled to one vote on all matters to be voted on by shareholders generally. The Class V common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Suja Life, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

(5)
This percentage represents the number of LP Units owned by the applicable holder divided by the total of all outstanding LP Units and assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, (i) the holders of Class A common stock other than PSP will have    % of the voting power in Suja Life, Inc., (ii) PSP, through its ownership of our Class A common stock and Class V common stock, will have    % of the voting power of Suja Life, Inc., (iii) the LP Unitholders, including PSP, will own    % of the outstanding LP Units in Holdings LP and (iv) Suja Life, Inc. will own    % of the outstanding LP Units in Holdings LP.

Following the consummation of the Organizational Transactions, Suja Life, Inc. will be a holding company and its sole asset will be its direct or indirect equity interest in Holdings LP. Suja Life, Inc. will, as general partner of Holdings LP, exclusively operate and control all of the business and affairs of Holdings LP and its subsidiaries. Accordingly, although Suja Life, Inc. will initially own a minority economic interest in Holdings LP following the completion of this offering, Suja Life, Inc. will control management of Holdings LP, subject to certain exceptions. The combined financial results of Holdings LP and its consolidated subsidiaries will be consolidated in our financial statements.
The holders of LP Units will also hold shares of our Class V common stock. Although these shares of Class V common stock have only voting and no economic rights, they will allow the holders of LP Units to exercise voting power over Suja Life, Inc., the sole general partner of Holdings LP, at a level that is proportional to their overall economic interest in Holdings LP. Class V common stock is entitled to one vote per share. When LP Unitholders exchange LP Units, together with an equal number of shares of Class V common stock, for shares of our Class A common stock on a one-to-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), pursuant to the Exchange Agreement described below, to the extent that they hold shares of Class V common stock, they will also be required to deliver an equivalent number of shares of Class V common stock. Any shares of Class V common stock so delivered will be cancelled.
Amended and Restated Partnership Agreement of Holdings LP
In connection with the completion of this offering, we will amend and restate Holdings LP’s existing limited partnership agreement, which we refer to as the “Partnership Agreement.” The operations of Holdings LP, and the rights and obligations of the LP Unitholders, will be set forth in the Partnership Agreement. The Partnership Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.
Sole General Partner
In connection with this offering, we will become the sole general partner of Holdings LP. As the sole general partner, we will be able to control all of the day-to-day business affairs and decision-making of Holdings LP without the approval of any other partner, unless otherwise stated in the Partnership Agreement. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Holdings LP and the day-to-day management of Holdings LP’s business. Pursuant to the Partnership Agreement, we cannot be removed, under any circumstances, as the sole general partner of Holdings LP, except by our election.
Compensation
We will not be entitled to compensation for our services as general partner. We will be entitled to reimbursement by Holdings LP for fees and expenses incurred on behalf of Holdings LP, including all expenses associated with this offering and maintaining our corporate existence.
Recapitalization
The Partnership Agreement recapitalizes the interests currently held by the existing owners of Holdings LP and provides for LP Units. The Partnership Agreement will also reflect a split of LP Units such that one LP Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LP Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of Holdings LP. Holders of LP Units will have no voting rights, except as expressly provided in the Partnership Agreement.
Distributions
The Partnership Agreement will require “tax distributions,” as that term is defined in the Partnership Agreement, to be made by Holdings LP to its “partners,” as that term is defined in the Partnership Agreement. Tax distributions generally will be made to each partner of Holdings LP holding LP Units, including us, on a pro rata basis based on Holdings LP’s net taxable income (which, in each case, will be calculated without regard to any applicable basis adjustment under Section 743(b) of the Code, and will be based upon an assumed tax rate, taking into account certain assumptions set forth in the Partnership Agreement). The assumed tax rate used to determine tax distributions will apply regardless of the actual tax liability of any such partner. Tax distributions will be made only to the extent that all distributions from Holdings LP for the relevant period were otherwise insufficient to enable each partner to cover its tax liabilities as calculated in the manner described above and to the extent that adequate distributable cash is available. In addition, we expect Holdings LP will (i) make distributions out of distributable cash periodically to the extent permitted by agreements governing indebtedness of Holdings LP and its subsidiaries and necessary to enable us to cover our tax liability and obligations under the Tax Receivable Agreement and (ii) non pro rata reimbursements to us in respect of our expenses.
In the event that we contribute excess cash to Holdings LP, indirectly through one or more wholly owned subsidiaries, in order to maintain the intended economic relationship between the shares of Class A common stock and Holdings LP interests after accounting for such contribution, Holdings LP and Suja Life, Inc., as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions, stock dividends or adjustments of outstanding interests of Holdings LP held by LP Unitholders.
Exchange Rights
The Partnership Agreement provides that, pursuant to the terms of the Exchange Agreement described below, holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class V common stock so delivered will be cancelled. As LP Unitholders exchange their LP Units, our interest in Holdings LP will be correspondingly increased. See “— Exchange Agreement.”
Issuance of LP Units Upon Exercise of Options or Issuance of Other Equity Compensation
Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of SARs (as defined below) in stock), we will be required to acquire from Holdings LP a number of LP Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Holdings LP or its subsidiaries, we will make, or be deemed to make, a capital contribution to Holdings LP equal to the aggregate value of such shares of Class A common stock, and Holdings LP will issue to us a number of LP Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Holdings LP or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Holdings LP (or the applicable subsidiary of Holdings LP) a portion of the value of each share of Class A common stock equal to the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Holdings LP or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Holdings LP (or such subsidiary) the number of vested shares of Class A common stock at a price equal to the market price per share, Holdings LP (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Holdings LP equal to the purchase price for such shares in exchange for an equal number of LP Units.
Maintenance of One-to-One Ratio of Shares of Class A Common Stock and LP Units Owned by Suja Life, Inc.
Our certificate of incorporation and the Partnership Agreement will require that (1) we at all times maintain a ratio of one LP Unit owned (directly or indirectly) by us for each share of Class A common stock issued by us (subject to certain exceptions including for treasury shares and shares underlying certain convertible or exchangeable securities), and (2) Holdings LP at all times maintains a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LP Units owned (directly or indirectly) by us.
Transfer Restrictions
The Partnership Agreement generally does not permit transfers of LP Units by partners, subject to limited exceptions. Any transfer of LP Units in violation of the Partnership Agreement is void and has no effect as of the date it is attempted. Any transferee of LP Units must assume, by operation of law or written agreement, all of the obligations of a transferring partner with respect to the transferred units, even if the transferee is not admitted as a partner of Holdings LP.
Dissolution
The Partnership Agreement will provide that the unanimous consent of all partners holding voting units will be required to voluntarily dissolve Holdings LP. In addition to a voluntary dissolution, Holdings LP will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) to pay the expenses of winding up Holdings LP; (2) to pay debts and liabilities owed to creditors of Holdings LP, other than partners; (3) to pay debts and liabilities owed to partners; and (4) to the partners pro-rata in accordance with their respective percentage ownership interests in Holdings LP (as determined based on the number of vested LP Units held by a partner relative to the aggregate number of all outstanding vested LP Units).
Confidentiality
Each partner will agree to maintain the confidentiality of Holdings LP’s confidential information. This obligation excludes information independently obtained or developed by the partners, information that is in the public domain or otherwise disclosed to a partner, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.
Indemnification and Exculpation
The Partnership Agreement provides for indemnification of the general partner, partner and officers of Holdings LP and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Holdings LP will indemnify us, as its general partner, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.
We, as the general partner, and the authorized officers and other employees and agents of Holdings LP will not be liable to Holdings LP, its partner or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.
Amendments
The Partnership Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LP Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain partners may be made without the consent of such partners and no amendment to the provisions governing the authority and actions of the general partner or the dissolution of Holdings LP may be amended without the consent of the general partner.
Change of Control Exchange
Following a Change of Control (as defined in the Partnership Agreement) of us by a person or entity, the LP Units will be automatically exchanged for shares of Class A common stock and the corresponding shares of Class V common stock will be cancelled.

Tax Receivable Agreement
Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties that will require us to pay such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) as described further below, certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units, together with an equal number of shares of Class V common stock, for shares of our Class A common stock on a one-to-one basis or, at our election, for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. We expect to benefit from the remaining    % of the tax benefits, if any, that we may actually realize.
The holders of LP Units may from time to time (subject to the terms of the Exchange Agreement) exercise a right to exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). We intend to treat such acquisitions of LP Units as direct purchases of LP Units from the LP Unitholders for U.S. federal income and other applicable tax purposes, regardless of whether such LP Units are exchanged for shares of our Class A common stock or for cash. Holdings LP (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) intends to have in place an election under Section 754 of the Code effective for the taxable year in which this offering and the associated purchase of LP Units from the LP Unitholders occurs and for each taxable year in which an exchange of LP Units for Class A common stock or for cash occurs. As a result, the purchases of LP Units from the LP Unitholders and exchanges of LP Units are expected to result in (1) an increase in our proportionate share of the existing tax basis of the assets of Holdings LP and its flow-through subsidiaries and (2) an adjustment in the tax basis of the assets of Holdings LP and its flow-through subsidiaries reflected in that proportionate share (collectively, the “Basis Adjustments”). Any Basis Adjustment, together with certain aforementioned tax attributes and benefits, will generally have the effect of creating depreciation and amortization deductions, which may be used to reduce the amount of taxes that we would otherwise be obligated to pay thereafter to various tax authorities. Such Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no tax attributes and benefits covered by the Tax Receivable Agreement, calculated using certain assumptions. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year that the Tax Receivable Agreement is entered into. There is no maximum term for the Tax Receivable Agreement, and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired or unless certain events occurs, including if we exercise our right to terminate the Tax Receivable Agreement for an amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including as to utilization of the tax attributes and benefits), there is a change of control (as described in more detail below) or we breach any of our material obligations under the Tax Receivable Agreement, in which case all obligations will generally be accelerated and due as if we had exercised our right to terminate the Tax Receivable Agreement. In such case, we will be required to make an immediate payment equal to the present value of the anticipated future cash tax savings, based on certain assumptions, including that (a) we would have sufficient taxable income in each future tax year to fully utilize all relevant tax attributes that are subject to the Tax Receivable Agreement, (b) any LP Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination and (c) tax rates for future years will be those specified in the law as in effect at the time of termination. Such payment may be made significantly in advance of the actual realization, if any, of such future tax benefits and may be

greater than or less than    % of the actual cash tax savings we ultimately realize in respect of the tax attributes that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, as the calculation depends on a variety of factors. The actual tax attributes and benefits, as well as any amounts paid under the Tax Receivable Agreement, will vary depending on a number of factors, including:
•
the timing of any future exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Holdings LP and its flow-through subsidiaries at the time of each exchange;

•
the price of shares of our Class A common stock at the time of any future exchanges — the Basis Adjustments are directly related to the price of shares of our Class A common stock at the time of future exchanges;

•
the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•
the amount and timing of our income — the Tax Receivable Agreement generally will require us to pay    % of the cash tax savings as and when those savings are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year (determined without regard to the tax basis and other tax attributes that are subject to the Tax Receivable Agreement), we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax savings will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax savings in a given taxable year will likely generate tax attributes that may be utilized to generate tax savings in future (and possibly previous) taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

•
applicable tax rates (including changes to tax rates) — the tax rates in effect at the time a tax benefit is recognized.

In addition, the amount of each LP Unitholder’s tax basis in its LP Units, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement and the portion of our payments under such Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are relevant factors that will affect the amounts paid under the Tax Receivable Agreement.
The payment obligations under the Tax Receivable Agreement are obligations of Suja Life, Inc. and not of Holdings LP. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the aggregate payments that we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Holdings LP and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LP or any of its subsidiaries is a party. We anticipate funding the payments under the Tax Receivable Agreement from cash distributions from Holdings LP and available cash.
We expect that the payments we may be required to make under the Tax Receivable Agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and based on certain assumptions with respect to future exchanges and other items, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Suja Life, Inc. of LP Units from the LP Unitholders and in respect of future exchanges to be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares of Class A common stock in this offering) and to range from approximately $      million to $      million per year (or range from approximately $      million to $      million per year if the underwriters exercise their option to purchase additional shares of Class A common stock in this offering).
Further, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the utilization of certain pre-IPO tax attributes acquired in the Organizational Transactions to be approximately $      million and to range from approximately $      million to $      million per year.
As a result, we expect that aggregate payments under the Tax Receivable Agreement over this     -year period will range from approximately $      million to $      million (or range from approximately $      million to $      million if the underwriters exercise their option to purchase additional shares of Class A common stock).
The estimates above are based on initial public offering price of $      per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.
It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to Suja Life, Inc. (indirectly via one or more wholly owned subsidiaries of Suja Life, Inc.) by Holdings LP are not sufficient to permit Suja Life, Inc. to make payments under the Tax Receivable Agreement after it has paid taxes.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which are complex and factual in nature. To the extent any tax attributes or benefits subject to the Tax Receivable Agreement are successfully challenged or disallowed by the IRS or any other taxing authority, we will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement. Instead, any excess cash payments made by us to a party to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make to such party under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Party for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex, their application to certain aspects of our structure is uncertain and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
Under the Tax Receivable Agreement, we are required to provide the TRA Parties with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within a certain time period after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made following this schedule becoming final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR plus        basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at SOFR plus        basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.
Exchange Agreement
We will enter into the Exchange Agreement with the LP Unitholders. Under the Exchange Agreement, holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class V common stock so delivered will be cancelled. To the extent LP Unitholders exchange their LP Units, our interest in Holdings LP will be correspondingly increased.
Registration Rights Agreement
We are party to the Registration Rights Agreement with certain LP Unitholders, including PSP. The Registration Rights Agreement provides certain LP Unitholders registration rights whereby, following our initial public offering and the expiration of any related lock-up period, certain LP Unitholders can require us to register under the Securities Act shares of Class A common stock owned by them or issuable to them upon exchange of their LP Units. The Registration Rights Agreement also provides for piggyback registration rights for certain LP Unitholders. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.”

MANAGEMENT
Our Executive Officers, Directors and Director Nominees
Below is a list of the names, ages as of March 1, 2026, positions and brief accounts of the business experience of the individuals who serve as our (i) executive officers, (ii) other key personnel, (iii) directors, and (iv) director nominees. Upon the completion of this offering,           ,           and           are anticipated to be elected to our Board.
Name	Age	Position
Executive Officers and Directors
Maria Stipp	58	Chief Executive Officer and Director
Jeff Pedersen	49	Chief Financial Officer
Mike Box	60	Chief Operating Officer
Robert DeBorde	67	Executive Chairman and Director
Executive Officers
Maria Stipp has served as our Chief Executive Officer and as a Director since February 2024. In her role as Chief Executive Officer, Ms. Stipp has overseen the Company through significant transformation and growth. Prior to joining the Company, Ms. Stipp served as Chief Executive Officer of Sapporo Stone Brewing from September 2020 to January 2024 and on its board of directors from January 2023 to January 2024. She also served as Chief Executive Officer of Lagunitas Brewing Company from May 2015 to March 2020 and on its board of directors from October 2015 to March 2020. Ms. Stipp received a B.A. in Business Administration and Management from the University of Iowa. We believe Ms. Stipp is qualified to serve on our Board because of her extensive knowledge of our business and strategy, as well as her experience as an executive officer of companies in the beverage industry and leadership role with us as our Chief Executive Officer.
Jeff Pedersen has served as our Chief Financial Officer since joining the Company in July 2019. Prior to joining the Company, Mr. Pedersen was Vice President of Operations Finance at Constellation Brands (NYSE: STZ), a Fortune 500 company that produces beer, wine and spirits, from June 2016 until October 2018. Between April 2012 and June 2016, Mr. Pedersen was Director of Finance, Financial Planning and Analysis at Exemplis Corporation, a leading designer and manufacturer of office seating products. Mr. Pedersen also held several roles at PepsiCo (NASDAQ: PEP), a multinational food, snack and beverage corporation, from June 2010 until April 2012 including Director of Finance, Food Service. Prior to that, Mr. Pedersen held several roles at the E. & J. Gallow Winery, the global wine industry leader, from August 2001 to June 2010, including Senior Finance Manager, Strategic Planning and Supply. Mr. Pedersen received an M.B.A. from the University of Arizona, Eller College of Management and a B.S. in Structural Engineering from the University of California San Diego.
Mike Box has served as our Chief Operations Officer for Manufacturing Operations since joining the Company in November 2016. Prior to joining the Company, Mr. Box was Senior Vice President of Operations at Bolthouse Farms, a vertically integrated farm company specializing in refrigerated beverages, between October 2002 and October 2016. In this position, Mr. Box oversaw Bolthouse Farms’ beverage and consumer packaged goods operations. Mr. Box was also Manager of Plant Operations and Engineering at Aurora Foods, Inc., a frozen food manufacturer, between March 1999 and September 2002. Mr. Box received a B.S. in Mechanical Engineering from California State University, Chico.
Directors
Robert DeBorde has served as a member of our Board since August 2019, as Executive Chairman since February 2024 and was our Chief Executive Officer from August 2019 to February 2024. In his role as Chief Executive Officer, Mr. DeBorde oversaw the Company through significant expansion and growth. Prior to joining the Company, Mr. DeBorde had a 34-year career within the Coca-Cola Company (NYSE: KO), a multinational beverage corporation. Most recently, Mr. DeBorde was Senior Vice President for Coca-Cola Refreshments where he oversaw sales and operations functions until February 2018. Additionally, during his time at Coca-Cola, Mr. DeBorde was also Senior Vice President for field operations in the United States and Canada, Senior Vice President and General Manager for the East and Northeast United States and Vice President and General Manager for Coca-Cola Enterprises in the United Kingdom. Mr. DeBorde received a B.S. from Spring Hill College. We believe Mr. DeBorde is qualified to serve on our Board because of his extensive knowledge of our business and strategy, as well as his experience as an executive officer of public companies in the consumer packaged goods industry and leadership role with us as our Executive Chairman.
Family Relationships
There are no family relationships between any of our executive officers, directors or director nominees.
Corporate Governance
Board Composition and Director Independence
Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of       directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of PSP. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be       ,       and       and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be       ,         and        and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be       ,       and       and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of our Board. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of members of our Board. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as PSP beneficially owns    % or more, in the aggregate, of the total number of shares of our common stock then outstanding. If PSP’s aggregate beneficial ownership falls below    % of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2∕3% of the voting power of our outstanding shares of stock entitled to vote thereon.
In addition, at any time when PSP has the right to designate at least one nominee for election to our Board, PSP will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act (“Rule 10A-3”).
Our Board has also determined that       ,       and       meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with PSP and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.
Controlled Company Status
After completion of this offering, PSP will continue to control a majority of the voting power in us. As a result, we will be a “controlled company.” Under Nasdaq’s rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:
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we have a Board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

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we have a compensation committee that is composed entirely of independent directors; and

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we have a nominating and corporate governance committee that is composed entirely of independent directors.

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and Nasdaq that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our Audit Committee by the date our Class A common stock is listed on the       , at least two independent directors on our Audit Committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our Audit Committee within one year of the listing date.
Following this offering, we expect to have       independent directors,       of whom qualify as independent for Audit Committee purposes. Accordingly, we intend to rely on the controlled company exemption upon completion of this offering because our Board will not be comprised of a majority of independent directors, and our Compensation and Nominating Committee will not be comprised of entirely independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
At such time as we are not a “controlled company” under the corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our Board will be “independent directors,” as defined under Nasdaq’s rules.
Board Committees
Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Board Member	Audit Committee	Compensation and Nominating Committee

*
Denotes director nominee

Audit Committee
Following this offering, our Audit Committee will be composed of       and        ,        with         serving as chairman of the committee. We intend to comply with the audit committee requirements of the SEC and Nasdaq, which require that the Audit Committee be composed of at least one independent director at the completion of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that       and       meet the independence requirements of Rule 10A-3 and the applicable listing standards of Nasdaq. Our Board has determined that       is an “audit committee financial expert” within the meaning of SEC regulations and satisfies the financial sophistication requirement under the applicable listing standards of Nasdaq. The Audit Committee’s responsibilities upon completion of this offering will include:
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appointing, approving the compensation of, and assessing the qualifications, performance and independence of, our independent registered public accounting firm;

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pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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discussing on a periodic basis, or as appropriate, with management, our policies, programs and controls with respect to risk assessment and risk management;

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reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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reviewing our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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reviewing and discussing with management our earnings releases and scripts;

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monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

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reviewing management’s report on its assessment of the effectiveness of internal control over financial reporting and any changes thereto;

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reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt, retention, follow-up and resolution of accounting, internal controls or auditing matters, complaints and concerns;

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recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

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reviewing and assessing annually treasury functions including cash management process;

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investigating any matters received, and reporting to our Board periodically, with respect to ethics issues, complaints and associated investigations;

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reviewing the Audit Committee charter and the committee’s performance at least annually;

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consulting with management to establish procedures and internal controls relating to cybersecurity; and

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reviewing all related party transactions for potential conflict of interest situations and approving all such transactions.

Compensation and Nominating Committee
Following this offering, our Compensation and Nominating Committee will be composed of         and       , with       serving as chairman of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:
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annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

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reviewing and approving the compensation of our other executive officers;

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appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the Compensation and Nominating Committee;

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conducting the independence assessment outlined in Nasdaq’s rules with respect to any compensation consultant, legal counsel or other advisor retained by the Compensation and Nominating Committee;

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annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of Nasdaq;

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reviewing and establishing our overall management compensation, philosophy and policy;

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overseeing and administering our compensation and similar plans;

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reviewing and making recommendations to our Board with respect to director compensation;

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reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

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developing and recommending to our Board criteria for board and committee membership;

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subject to the rights of PSP under the Director Nomination Agreement as described in “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement,” identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

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developing and recommending to our Board best practices and corporate governance principles;

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developing and recommending to our Board a set of corporate governance guidelines; and

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reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of our Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.
Code of Business Conduct and Ethics
Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the completion of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION
We are currently considered an “emerging growth company” for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are providing a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as certain narrative disclosures regarding executive compensation for our last completed fiscal year. For fiscal 2025, our “Named Executive Officers” were:
Name	Principal Position
Maria Stipp	Chief Executive Officer
Jeff Pedersen	Chief Financial Officer
Mike Box	Chief Operations Officer
Summary Compensation Table
The following table summarizes the compensation awarded to, earned by, or paid to our Named Executive Officers for fiscal 2024 and fiscal 2025 for their services in all capacities during such applicable year.
Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Compensation(2)	All Other Compensation(3)	Total
Maria Stipp(4) Chief Executive Officer	2025	$600,000	$37,500(5)	$—	$937,500	$53,388	$1,628,388
	2024	$493,846	$550,000(6)	$1,673,000	$961,750	$69,828	$3,748,424
Jeff Pedersen Chief Financial Officer	2025	$410,962	$37,500(5)	$—	$284,077	$16,096	$748,635
	2024	$351,406	$—	$—	$272,594	$14,094	$638,094
Mike Box Chief Operations Officer	2025	$345,740	$37,500(5)	$—	$244,944	$16,872	$645,056
	2024	$332,097	$—	$—	$261,008	$16,803	$609,908

(1)
The amounts reported in the Option Awards column represent the grant date fair value of the incentive units of Holdings LP (the “Incentive Units”) granted to the Named Executive Officers, as computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718. The Incentive Units are intended to constitute “profits interests” for U.S. federal income tax purposes. Despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The assumptions used in calculating the grant date fair value of the Incentive Units reported in the Option Awards column are set forth in Note 13 to the consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these Incentive Units and do not correspond to the actual economic value that may be received by the Named Executive Officers for such Incentive Units.

(2)
The amounts reported in the Non-Equity Incentive Compensation column reflect annual cash bonuses paid to the Named Executive Officers with respect to fiscal 2024 and fiscal 2025 that were earned subject to specified performance targets.

(3)
The amounts reported in the All Other Compensation column reflect (i) discretionary 401(k) profit sharing contributions to be made to Messrs. Pedersen, and Box, in the amount of $14,596 for Mr. Pedersen and $15,372 for Mr. Box for fiscal 2025, (ii) long-term disability insurance premiums paid for Messrs. Pedersen, and Box and Ms. Stipp, in the amount of $1,500 for each of Messrs. Pedersen and Box and Ms. Stipp for fiscal 2025, and (iii) commuting expenses provided for Ms. Stipp in the amount of $51,888 for fiscal 2025.

(4)
Ms. Stipp became our Chief Executive Officer on February 20, 2024.

(5)
Comprised of a one-time discretionary cash bonus in the amount of $37,500 to each of the Named Executive Officers.

(6)
Comprised of a one-time sign-on cash bonus in the amount of $550,000.

Narrative Disclosure to Summary Compensation Table
Stipp Employment Agreement
We entered into an employment agreement with Ms. Stipp, effective February 20, 2024 (the “Stipp Employment Agreement”), that provides for a base salary of $600,000 per year. In addition, Ms. Stipp is eligible to receive (i) a discretionary annual bonus with a target amount of $600,000 per year, (ii) an additional discretionary annual over-achievement bonus with a target amount of $300,000 per year, (iii) a one-time cash sign-on bonus in the amount of $550,000, subject to full repayment if Ms. Stipp is not employed by Suja Life for at least 12 months following the effective date without “Good Reason” or for “Cause,” and (iv) an initial grant of Incentive Units.
Offer Letters
We are party to offer letters with Mr. Pedersen and Mr. Box (the “Offer Letters”) that provide for, among other things, an annual base salary, currently $415,000 for Mr. Pedersen and $349,358 for Mr. Box, and a target annual performance bonus opportunity for Mr. Pedersen, currently set at 30% of his annual base salary.
The Stipp Employment Agreement and the Offer Letters also provide for certain severance benefits upon certain terminations of employment and/or upon a change in control. For more details regarding such potential benefits upon a termination and/or change in control, please see the section entitled “— Potential Payments Upon Termination or Change in Control” below.
Incentive Unit Awards
Each of our Named Executive Officers has been granted Incentive Units of Holdings LP. Generally, time-based vesting Incentive Units vest ratably on the first five anniversaries of the vesting commencement date (as described in the section entitled “— Outstanding Equity Awards at Fiscal Year-End Table”), and performance-based vesting Incentive Units vest in full upon achievement of an “investor returns” multiple of at least 2.0. All of Ms. Stipp’s Incentive Units are performance-based vesting and vest in full upon achievement of an “investor returns” multiple of at least 2.5. “Investor returns” generally means the level of cash proceeds received by PSP Suja Life Holdings, L.P. (“PSP Suja Life”) in respect of its aggregate investment in Holdings LP.
For more details regarding the treatment of Incentive Units upon certain terminations of employment, including in connection with a change in control, please see the section entitled “— Potential Payments Upon Termination or Change in Control.”
Other Benefits
We currently maintain a tax-qualified retirement savings plan intended to provide benefits under Section 401(k) of the Code and make matching contributions to the plan in an amount equal to 100% of the first 3% and 50% of the next 2% of an employee’s eligible pay contributions (up to the applicable annual compensation limits). Each of the Named Executive Officers is eligible to participate in our 401(k) plan.
We do not maintain a defined benefit pension plan or nonqualified deferred compensation plan.

Outstanding Equity Awards at Fiscal Year-End Table
The following table shows, for each of the Named Executive Officers, all equity-based awards that were outstanding as of December 31, 2025.
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Number of securities underlying unexercised unearned options (#)	Option exercise price ($)(3)	Option expiration date(3)
Maria Stipp	0(1)	0(1)	1,000(1)	N/A	N/A
Jeff Pedersen	574(2)	382(2)	956(2)	N/A	N/A
Mike Box	574(2)	382(2)	956(2)	N/A	N/A

(1)
On February 20, 2024, Ms. Stipp was granted 1,000 Incentive Units pursuant to an Incentive Unit grant agreement, all of which are subject to performance-based vesting and her continued employment through the applicable vesting date. Ms. Stipp’s Incentive Units vest in full upon achievement of an “investor returns” multiple of at least 2.5.

(2)
On January 16, 2022, Messrs. Pedersen and Box were granted 1,912 Incentive Units pursuant to an Incentive Unit grant agreement, 956 of which are subject to time-based vesting and 956 of which are subject to performance-based vesting, in each case, subject to their continued employment through the applicable vesting dates. The time-based vesting Incentive Units vest in equal installments on each of the first five anniversaries of August 23, 2022, such that the Incentive Units will be fully vested on August 23, 2027. Any unvested time-based vesting Incentive Units will vest in full upon a “Sale of the Partnership” (as described below). The performance-based vesting Incentive Units will vest in full upon achievement of an “investor returns” multiple of at least 2.0.

(3)
The Incentive Units are not traditional options; therefore, there is no exercise price or option expiration date associated therewith.

Potential Payments Upon Termination or Change in Control
The following disclosures discuss the payments and benefits that each of our Named Executive Officers who are current officers of the Company would have been eligible to receive upon certain termination events, assuming that such termination occurred on December 31, 2025. As a result, the payments and benefits disclosed represent what would have been due and payable to such Named Executive Officers under the applicable agreements and plans in existence between each Named Executive Officer and the Company (or any applicable affiliate of the Company) as of December 31, 2025. This disclosure does not reflect any changes to such agreements or plans, or new agreements or plans adopted, after December 31, 2025, unless specifically stated.
Treatment of Incentive Unit Awards upon a Termination of Employment or Change in Control
In the event of a “Sale of the Partnership,” each Named Executive Officer’s unvested time-based vesting Incentive Units will become fully vested, subject to the Named Executive Officer’s continued employment until immediately prior to such Sale of the Partnership.
A “Sale of the Partnership” generally means any transaction or series of transactions pursuant to which any person or group of related persons not affiliated with Holdings LP acquires (a) a majority of the Class A Units or a majority of the outstanding equity securities of Holdings LP by vote or by value or (b) all or substantially all of Holdings LP’s and its subsidiaries’ assets determined on a consolidated basis. The consummation of this offering will not constitute a Sale of the Partnership under the Incentive Unit grant agreements.
Severance and Change in Control Benefits
Stipp Employment Agreement
Pursuant to the Stipp Employment Agreement, upon a termination without “Cause” or a resignation for “Good Reason,” Ms. Stipp will be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) any earned but unpaid annual bonus for the prior completed fiscal year, payable when such bonuses are paid to other similar executives, (ii) continued base salary for 12 months, and (iii) a pro-rata portion of the annual bonus for the fiscal year in which Ms. Stipp’s termination occurs, based on actual performance, payable when such bonuses are paid to other similar executives.
Upon a Sale of the Partnership, Ms. Stipp is eligible for a one-time cash bonus equal to $1,000,000, subject to (i) her continued employment through the Sale of the Partnership and (ii) the achievement of an “investor returns” multiple of at least 2.0 but less than 2.5. The consummation of this offering will not constitute a Sale of the Partnership under the Stipp Employment Agreement.
For purposes of the Stipp Employment Agreement, “Cause” generally means (a) a conviction of, or entry of a plea of guilty or nolo contendere to, a felony or any other crime involving moral turpitude, (b) fraud, theft, embezzlement or misappropriation, (c) gross negligence or willful misconduct in connection with the performance of her responsibilities, or the violation of any duty of loyalty, (d) Ms. Stipp’s willful failure or refusal to perform her duties or to follow the lawful and reasonable directives, (e) an intentional and material breach of any non-competition, non-solicitation, non-disparagement and/or non-disclosure obligations, (f) any act of discrimination or harassment based on race, sex, national origin, religion, gender identity, disability, age or other protected category, or (g) any material breach of the employment agreement or any other written agreement between Ms. Stipp and Suja Life or any of its affiliates.
“Good Reason” generally means (a) a material diminution in base salary (other than a reduction in base salary that affects all similarly situated executives), (b) a material diminution in position, title, authority, or responsibilities, or (c) the relocation of Ms. Stipp’s principal office to a location that is more than 50 miles from its location as of the effective date of the Stipp Employment Agreement.
Offer Letters
Upon a termination without “Cause” within six months prior to or 18 months following a Sale of the Partnership, Messrs. Pedersen and Box are eligible to receive, subject to the execution and non-revocation of a release of claims, (a) 12 months of base salary, payable in a lump sum and (b) a prorated annual bonus for the year of termination, based on actual performance, payable in accordance with the applicable bonus policy. Mr. Box is also eligible for a cash bonus in the amount of $300,000 upon a Sale of the Partnership, subject to his continued employment through the Sale of the Partnership. The consummation of this offering will not constitute a Sale of the Partnership under the Offer Letters.
For purposes of the Offer Letters, “Cause” generally means (a) the material breach of any written agreement between Mr. Pedersen or Mr. Box and Suja Life, (b) a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude, (c) the unlawful use or possession of illegal drugs on the premises of Suja Life or any of its affiliates or while performing their duties and responsibilities, (d) the commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty, or (e) the violation of Suja Life’s code of conduct or other written policy.
Omnibus Incentive Plan
Following the completion of this offering, we anticipate that our Board will adopt the Omnibus Plan and our employees, consultants and non-employee directors, and employees and consultants of our affiliates will be eligible to participate in the Omnibus Plan. We anticipate that the Omnibus Plan will provide for the grant of stock options, SARs, restricted stock, RSUs (as defined below), stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.
Securities to be Offered
Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Omnibus Plan, a number of shares of Class A common stock equal to           (the “Share Reserve”) will be reserved for issuance pursuant to awards under the Omnibus Plan. The Share Reserve will be increased annually on January 1 of each fiscal year beginning in 2026 and ending and including January 1, 2035, by the lesser of (i)    % of the aggregate number of shares of Class A common stock outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of

Class A common stock as is determined by our Board. No more than the Share Reserve may be issued pursuant to incentive stock options. Shares of Class A common stock subject to an award that expires or is cancelled, forfeited, exchanged, settled in cash, or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the Omnibus Plan.
Administration
The Omnibus Plan will be administered by the Compensation and Nominating Committee of our Board (the “Committee”), except to the extent our Board does not duly authorize such Committee to administer the Omnibus Plan, in which case our Board will serve as the administrator. The Committee has broad discretion to administer the Omnibus Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted, and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the Omnibus Plan. To the extent the Omnibus Plan administrator is not the Committee, our Board will retain the authority to take all actions permitted by the administrator under the Omnibus Plan. Additionally, our Board retains the right to exercise the authority of the Committee to the extent consistent with applicable law.
Eligibility
Our employees, consultants and non-employee directors, and employees and consultants of our affiliates will be eligible to receive awards under the Omnibus Plan.
Non-Employee Director Compensation Limits
Under the Omnibus Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on our Board having a value, taken together with any cash fees paid to such non-employee director, in excess of $      (except that, for any year in which a non-employee director (i) first commences service on our Board, (ii) serves on a special committee of our Board, or (iii) serves as lead director or non-executive chair of our Board, such limit may be increased).
Types of Awards
Stock Options.   We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the stock option is granted, and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.
Stock Appreciation Rights.   A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of a SAR award.
Restricted Stock Awards.   A restricted stock award is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a shareholder, including the right to vote the shares of Class A common stock subject to the restricted stock award or to receive dividends on the shares of Class A common stock subject to the restricted stock award during the restriction period. At the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.
Restricted Stock Units.   A restricted stock unit (“RSU”) is a right to receive cash, shares of Class A common stock, or a combination of cash and shares of Class A common stock at the end of a specified period equal to the fair market value of one share of Class A common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. If the Committee so provides, a grant of RSUs may provide a participant with the right to receive dividend equivalents.
Performance Awards.   A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards (which include performance stock units) may be granted alone or in addition to other awards under the Omnibus Plan and may be paid in cash, shares of common stock, other property, or any combination thereof, in the sole discretion of the Committee.
Stock Awards.   A stock award is a transfer of unrestricted shares of Class A common stock on terms and conditions, if any, determined by the Committee.
Dividend Equivalents.   Dividend equivalents entitle a participant to receive cash, shares of Class A common stock, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Class A common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than stock options, SARs, restricted stock, or stock awards).
Other Stock-Based Awards.   Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Class A common stock.
Cash Awards.   Cash awards may be granted on terms and conditions, including vesting conditions, and for consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.
Substitute Awards.   In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before the merger or consolidation by such entity or its affiliates.
Certain Transactions
If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the Omnibus Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.
Clawback
All awards granted under the Omnibus Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.
Plan Amendment and Termination
Our Board or the Committee may amend or terminate any award, award agreement, or the Omnibus Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law. Shareholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the Omnibus Plan or (ii) change the classification of individuals eligible to receive awards under the Omnibus Plan. The Omnibus Plan will remain in effect for a period of 10 years (unless earlier terminated by our Board).
Director Compensation
With respect to fiscal 2025, James Brennan, Jeff Herbert, Betsey Holden, and Randy Papadellis, our non-employee directors, received compensation for serving as managers on the board of Holdings LP, as set forth below. Each of Messrs. Brennan, Herbert, and Papadellis and Ms. Holden is party to a manager compensation agreement that sets forth their board fees of $75,000 per year for Messrs. Brennan and Herbert and Ms. Holden and $100,000 per year for Mr. Papadellis. Mr. DeBorde provides service as Chairman of Holdings LP and receives a board fee of $100,000 per year.
With respect to fiscal 2025, our non-employee directors received compensation for serving as managers on the board of Holdings LP, as set forth below.
Name	Fees Earned or Paid in Cash ($)	Total ($)
James Brennan	$75,000	$75,000
Robert DeBorde	$100,000	$100,000
Jeff Herbert	$75,000	$75,000
Betsy Holden	$75,000	$75,000
Randy Papadellis	$100,000	$100,000
We intend to implement a non-employee director compensation program in connection with this offering, the terms of which have not yet been determined as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our Class A common stock and Class V common stock as of       , 2026, after giving effect to the Organizational Transactions, including this offering, for:
•
each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class V common stock immediately prior to this offering;

•
each of our directors and director nominees;

•
each of our Named Executive Officers; and

•
all of our directors, director nominees and executive officers as a group.

The numbers of shares of Class A common stock and Class V common stock (together with the same amount of LP Units) beneficially owned and percentages of beneficial ownership prior to this offering that are set forth below give effect to the Organizational Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class V common stock (together with the same amount of LP Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on       shares of Class A common stock to be issued in connection with this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This number excludes       shares of Class A common stock issuable in exchange for LP Units, as described under “Organizational Structure” and “Certain Relationships and Related Party Transactions — Related Party Transactions — Amended and Restated Partnership Agreement.” If all outstanding LP Units were exchanged and all outstanding shares of Class V common stock were cancelled, we would have       shares of Class A common stock outstanding immediately after this offering.
Concurrently with this offering, we will issue to the holders of LP Units       shares of Class V common stock. The number of shares of Class V common stock will depend in part on the price at which shares of Class A common stock are sold in this offering. For purposes of the presentation of the total number of shares of Class V common stock beneficially owned, we have assumed that the shares of Class A common stock will be sold at $      per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.
Unless otherwise noted below, the address for each beneficial owner listed on the table is 3831 Ocean Ranch Blvd., Oceanside, CA 92056. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of Class A common stock that they beneficially own, subject to applicable community property laws. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
	Shares of Common Stock Beneficially Owned Prior to this Offering					Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A Common Stock	% of Class A Common Stock Outstanding	Shares of Class V Common Stock	% of Class V Common Stock Outstanding	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class V Common Stock	% of Combined Voting Power Assuming the Underwriters’ Option Is Not Exercised(1)	% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
5% Shareholders:
PSP Funds(2)
Meaningful Partners Funds(3)
The New Vive Partnerships(4)
Management HoldCos(5)
Named Executive Officers, Directors and Director Nominees:
Maria Stipp

	Shares of Common Stock Beneficially Owned Prior to this Offering					Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A Common Stock	% of Class A Common Stock Outstanding	Shares of Class V Common Stock	% of Class V Common Stock Outstanding	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class V Common Stock	% of Combined Voting Power Assuming the Underwriters’ Option Is Not Exercised(1)	% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
Jeff Pedersen
Mike Box
Robert DeBorde
All executive officers, directors and director nominees as a group ( individuals)

(1)
Each share of Class A common stock and Class V common stock entitles the registered holder thereof to one vote for each share on all matters presented to shareholders for a vote generally, including the election of directors. The Class A common stock and Class V common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)
Includes (i)       shares of Class A common stock held directly by Paine Schwartz Food Chain Fund V B, L.P. (“PSFC Fund V B”), (ii)       shares of Class A common stock held directly by Paine Schwartz Food Chain Fund V C, L.P. (“PSFC Fund V C”), (iii)       shares of Class A common stock held directly by Paine Schwartz Food Chain Fund V D, L.P. (“PSFC Fund V D”), and (iv)       shares of Class V common stock held directly by PSP Suja Life. This number excludes       shares of Class A common stock issuable in exchange for LP Units held by PSP Suja Life. These shares of Class A common stock represent approximately    % of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LP Units were exchanged and all outstanding shares of Class V common stock were cancelled at that time. Paine Schwartz Food Chain Fund V, L.P. (“PSFC Fund V”) is one of the members of PSP Suja Life. The sole general partner of PSFC Fund V, PSFC Fund V B, PSFC Fund V C, and PSFC Fund V D is Paine Schwartz Food Chain Fund V GP L.P. (“PSFC Fund V GP” and, together with PSFC Fund V, PSFC Fund V B, PSFC Fund V C and PSFC Fund V D, the “PSP Funds”). Kevin Schwartz, W. Dexter Paine, III, and Angelos Dassios are on the board of directors of Paine Schwartz Food Chain Fund V GP, Ltd., the general partner of PSFC Fund V GP. Consequently, PSFC Fund V GP may be deemed the beneficial owners of the shares held by the PSP Funds. The principal business address of each of the PSP Funds, Kevin Schwartz, W. Dexter Paine, III, and Angelos Dassios is c/o Paine Schwartz Partners, 610 Broadway, 3rd Floor, New York, NY 10012.

(3)
Includes (i)       shares of Class A common stock held directly by Meaningful Partners Dedicated Capital Vehicle I LP (“MP Vehicle I LP”) and (ii)       shares of Class A common stock held directly by Meaningful Partners Dedicated Capital Vehicle  I-QP LP (“MP Vehicle I-QP LP” and, together with MP Vehicle I LP, “Meaningful Partners”). This number excludes an aggregate of      shares of Class A common stock issuable in exchange for LP Units held by MP Vehicle I LP and MP Vehicle I-QP LP. These shares of Class A common stock represent approximately    % of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LP Units were exchanged and all outstanding shares of Class V common stock were cancelled at that time. The sole general partner of each of MP Vehicle I LP and MP Vehicle I-QP LP is Meaningful Partners LLC (the “Meaningful General Partner” and together with MP Vehicle I LP and MP Vehicle I-QP LP, the “Meaningful Partners Funds”). Jacob Capps and Amin Maredia are on the board of managers of the Meaningful General Partner. Consequently, each of Jacob Capps, Amin Maredia and the Meaningful General Partner may be deemed the beneficial owners of the shares held by the Meaningful Partners Funds. The principal business address of each of the Meaningful Partners Funds, Jacob Capps, and Amin Maredia is c/o Meaningful Partners, 101 Continental Blvd., Suite 850, El Segundo, CA 90245.

(4)
Includes      shares of Class A common stock held directly by the New Vive Partnerships. The New Vive Partnerships’ voting and investment decisions are made by                  , which exercise voting and dispositive power of shares held by the New Vive Partnerships. The principal business address of the New Vive Partnerships is 400 N. Camden Drive, Suite 300, Beverly Hills, CA 90210.

(5)
Represents (i)      shares of Class A common stock held directly by Management HoldCo and (ii)      shares of Class A common stock held directly by Management HoldCo II. Each of Management HoldCo’s and Management HoldCo II’s voting and investment decisions are made by each of their respective board of managers, which exercise voting and dispositive power of the shares held by Management HoldCo and Management HoldCo II, respectively. The board of managers of Management HoldCo and Management HoldCo II each consists of Kevin Schwartz, Alexander Corbacho, and Nina Callahan. Each of the foregoing individuals, as a result, and by virtue of the relationships described above, may be deemed to share beneficial ownership of the shares owned by Management HoldCo and Management HoldCo II, as applicable. Each of the foregoing individuals disclaim beneficial ownership of the shares held of record by Management HoldCo and Management HoldCo II, as applicable, except to the extent of his or her pecuniary interest. The principal business address of each of Management HoldCo, Management Holdco II, Kevin Schwartz, Alexander Corbacho, and Nina Callahan is c/o Paine Schwartz Partners, 610 Broadway, 3rd Floor, New York, NY 10012.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies for Approval of Related Party Transactions
Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:
•
the related person’s relationship to us and interest in the transaction;

•
the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•
the impact on a director or a director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

•
the benefits to us of the proposed transaction;

•
if applicable, the availability of other sources of comparable products or services; and

•
an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.
Related Party Transactions
Amended and Restated Partnership Agreement
In connection with the completion of this offering, we will amend and restate Holdings LP’s existing limited partnership agreement, which we refer to as the “Partnership Agreement.” The operations of Holdings LP and the rights and obligations of the LP Unitholders will be set forth in the Partnership Agreement. See “Organizational Structure — Amended and Restated Partnership Agreement of Holdings LP.”
Organizational Transactions
In connection with this offering, we will enter into the Organizational Transactions as described further above in “Organizational Structure.”
Registration Rights Agreement
We are party to the Registration Rights Agreement with certain LP Unitholders, including PSP. PSP is entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” LP Unitholders that are party to the Registration Rights Agreement are entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock held by certain LP Unitholders, including PSP and their affiliates, or issuable to such parties upon exchange of their LP Units, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any stock dividend or stock split or in connection with an exchange or combination of shares, recapitalization, merger, consolidation or other reorganization (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been (a) distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer, or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force), (b)

repurchased by Suja Life Holdings, L.P. or members thereof or (c) distributed to the partners of PSP or any LP Unitholder, unless PSP or such LP Unitholder determine otherwise.
Tax Receivable Agreement
Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the TRA Parties that will require us to pay such persons    % of the amount of cash savings, if any, in U.S. federal, state and local income taxes we actually realize or are deemed to realize in some circumstances (as computed using certain assumptions) as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement. Such tax attributes and benefits will include: (i) Suja Life, Inc.’s allocable share of existing tax basis acquired in connection with the Organizational Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Holdings LP and its subsidiaries resulting from exchanges (or deemed exchanges in certain circumstances) of LP Units, together with an equal number of shares of Class V common stock, for shares of our Class A common stock on a one-to-one basis or, at our election, for cash pursuant to the Exchange Agreement and certain distributions (or deemed distributions) by Holdings LP, (iii) certain tax attributes of the current or former holders of equity interests in Holdings LP, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.”
Director Nomination Agreement
In connection with this offering, we will enter into a Director Nomination Agreement with PSP. The Director Nomination Agreement will provide PSP the right to designate (i)        of the nominees for election to our Board for so long as PSP beneficially owns common stock entitled to vote generally in the election of directors representing    % or more of the Class A and Class V common stock outstanding upon completion of this offering, as adjusted for the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as PSP beneficially owns at least 30% and less than    % of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to    % of the total directors for so long as PSP beneficially owns at least    % and less than    % of the Original Amount; and (v) one director for so long as PSP beneficially owns at least    % and less than    % of the Original Amount. In each case, PSP’s nominees must comply with applicable law and stock exchange rules. In addition, PSP shall be entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term, regardless of PSP’s beneficial ownership at that time. PSP shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of PSP. This agreement will terminate at such time as PSP controls less than    % of the Original Amount.
Indemnification of Officers and Directors
Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers, directors and director nominees. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.
Management Agreement
In connection with the PSP Acquisition, we entered into a management agreement with PSP Fund V Management, LLC, pursuant to which PSP Fund V Management, LLC was retained to provide us with certain management and consulting services. We agreed to indemnify PSP Fund V Management, LLC against liabilities that may arise by reason of their service. We reimburse PSP Fund V Management, LLC for any out-of-pocket costs and expenses, and have recorded expenses under the management agreement of approximately $1.7 million, $7.4 million and $1.2 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively. In addition, in connection with the closing of this offering, we expect to incur additional expenses of approximately $      million payable to PSP Fund V Management, LLC under the management agreement. The management agreement will terminate in connection with the completion of this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Credit Agreement
Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.
Suja LLC is party to the Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein, providing for the $120 million Initial Term Loan Facility and $25 million Revolving Credit Facility. On December 8, 2021, we entered into a first amendment to the Credit Agreement, providing for certain technical amendments to the Credit Agreement. On October 11, 2022, we entered into a second amendment to the Credit Agreement, providing for the $42,000,000 Second Amendment Term Loan Facility. On October 31, 2024, we entered into a third amendment to the Credit Agreement, providing for the $112,035,000 Third Amendment Term Loan Facility and a $15,000,000 increase in the commitments in respect of the Revolving Credit Facility. On January 13, 2026, we entered into a fourth amendment to the Credit Agreement, providing for the $15,000,000 Fourth Amendment Delayed Draw Term Loan Facility. As of December 29, 2025, we had $40,000,000 outstanding under our Revolving Credit Facility. As of December 29, 2025, the effective interest rate for the Term Loan Facilities was 9.65%, and the weighted average interest rate for amounts drawn under the Revolving Credit Facility was 9.51%.
Interest Rates and Fees
Borrowings under the Term Loan Facilities accrue daily interest at a per annum rate equivalent to, (i) a base rate plus the applicable margin set forth below under the caption “Base Rate Loan” or (ii) an adjusted term SOFR rate plus a term SOFR adjustment equal to 0.10%, 0.15% or 0.25%, depending on the interest period of the applicable borrowing, plus the applicable margin set forth below under the caption “Term Benchmark Loan / RFR Loan,” in each case, based upon the consolidated net leverage ratio as of the most recent date of determination. The base rate is the highest of (a) the prime rate at such time, (b) 1/2 of 1.00% in excess of the federal funds effective rate at such time and (c) an adjusted term SOFR rate for a term benchmark loan with a one-month interest period commencing at such time plus 1.00%.
Level	Consolidated Net Leverage Ratio	Base Rate Loan	Term Benchmark Loan / RFR Loan
1	Greater than 3.50:1.00	4.50%	5.50%
2	Less than or equal to 3.50:1.00	4.25%	5.25%
Mandatory Prepayments
We are required to make mandatory prepayments on the Term Loan Facilities under certain circumstances, including when Excess Cash Flow (as defined in the Credit Agreement) above a certain threshold amount is generated during any calendar year, upon the occurrence of certain asset sales or events of loss above a certain threshold amount subject to customary reinvestment rights, or in connection with the receipt of proceeds from indebtedness not permitted to be incurred.
Final Maturity and Amortization
Principal payments (i) on the Initial Term Loan Facility began in March 2022, (ii) on the Second Amendment Term Loan Facility began in March 2023, and (iii) on the Third Amendment Term Loan Facility began in March 2025 and, in each case, are paid on the last day of each quarter. As of the date hereof, no amounts have been drawn under the Fourth Amendment Delayed Draw Term Loan Facility. To the extent amounts are drawn thereunder, principal payments would be due and payable in accordance with the terms of the facility. The Term Loan Facilities will mature on August 23, 2029. The Revolving Credit Facility will mature on August 23, 2028.

Certain Covenants, Representations and Warranties
The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants. The negative covenants include covenants that restrict our ability to, among other things, incur or voluntarily prepay certain material indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make certain acquisitions or other investments, and make changes in the nature of the business.
Financial Covenants
The Credit Agreement includes a financial covenant that requires that the borrowers shall not permit the consolidated net leverage ratio to exceed the applicable ratio set forth below as of the last day of the applicable fiscal quarter. For purposes of this covenant, the net leverage ratio is calculated by dividing the aggregate principal amount of outstanding funded debt (net of unrestricted cash) by Consolidated EBITDA (as defined in the Credit Agreement) over the preceding four fiscal quarters.
Fiscal Quarter	Consolidated Net Leverage Ratio
Fiscal Quarter ending December 27, 2021 and each Fiscal Quarter ending through and including September 26, 2022	6.00 to 1.00
Fiscal Quarter ending December 26, 2022 and each Fiscal Quarter ending through and including September 25, 2023	5.50 to 1.00
Fiscal Quarter ending January 1, 2024 and each Fiscal Quarter ending through and including September 30, 2024	3.50 to 1.00
Fiscal Quarter ending December 30, 2024 and each Fiscal Quarter ending through and including December 29, 2025	6.50 to 1.00
Fiscal Quarter ending March 30, 2026 and each Fiscal Quarter ending through and including December 28, 2026	5.50 to 1.00
Fiscal Quarter ending March 29, 2027 and each Fiscal Quarter ending through and including December 27, 2027	4.50 to 1.00
Fiscal Quarter ending March 27, 2028 and each Fiscal Quarter ending thereafter	3.50 to 1.00
Events of Default
The Credit Agreement contains certain events of default, including, without limitation, nonpayment of principal, interest or other obligations, violation of the covenants, insolvency, court ordered judgments, loss of perfected lien on the collateral and certain changes of control.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our certificate of incorporation and our amended and restated bylaws (our “bylaws”), as each will be in effect at or prior to the completion of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our certificate and our bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
General
At or prior to the completion of this offering, we will file our certificate, and we will adopt our bylaws. Our certificate will authorize capital stock consisting of:
•
      shares of Class A common stock, par value $      per share;

•
      shares of Class V common stock, par value $      per share; and

•
      shares of preferred stock, with a par value per share that may be established by our Board in the applicable certificate of designations.

We are selling       shares of Class A common stock in this offering (       shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All shares of our Class A common stock outstanding upon completion of this offering will be fully paid and non-assessable. We are issuing       shares of Class V common stock to the LP Unitholders simultaneously with this offering (       shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the proceeds of which would be used to purchase LP Units). Upon completion of this offering, we expect to have       shares of Class A common stock outstanding (       shares if the underwriters exercise in full their option to purchase additional shares) and       shares of Class V common stock outstanding (       shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our certificate and our bylaws and to the applicable provisions of the DGCL. We urge you to read our certificate and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock will vote together with holders of our Class V common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or our certificate.
Under the DGCL, holders of Class A common stock will be entitled to a separate class vote on amendments to our certificate that (i) change the par value of the Class A common stock, or (ii) adversely affect the rights, power and preferences of the Class A common stock.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Class V Common Stock
Holders of shares of our Class V common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class V common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class V common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or our certificate.
Holders of our Class V common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class V common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V common stock. Any amendment of our certificate that gives holders of our Class V common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to shareholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.
Upon the completion of this offering, the holders of LP Units will own 100% of our outstanding Class V common stock.
Preferred Stock
Upon the completion of this offering, we will have no shares of preferred stock outstanding.
Under the terms of our certificate, our Board is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
LP Units of Holdings LP
The Partnership Agreement recapitalizes the interests currently held by the existing owners of Holdings LP by providing for LP Units consisting of a single class of common ownership interests in Holdings LP. The Partnership Agreement will also reflect a split of LP Units such that one LP Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LP Unit will entitle the holder to a pro rata share of the net profit and net losses and distributions of Holdings LP. Holders of LP Units will have no voting rights, except as expressly provided in the Partnership Agreement.
The Partnership Agreement provides that the holders of LP Units (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement, exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). As a holder surrenders or exchanges its LP Units, our interest in Holdings LP will be correspondingly increased.
See “Organizational Structure — Amended and Restated Partnership Agreement of Holdings LP.”
Forum Selection
Our certificate will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against Suja Life, Inc. or any director or officer thereof arising pursuant to any provision of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against Suja Life, Inc. or any director or officer thereof that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Anti-Takeover Provisions
Our certificate, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by shareholders.
These provisions include:
Classified Board.   Our certificate will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have       members.

Shareholder Action by Written Consent.   Our certificate will preclude shareholder action by written consent at any time when PSP controls less than    % in voting power of our outstanding common stock.
Special Meetings of Shareholders.   Our certificate and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when PSP controls at least    % in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of PSP. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.
Advance Notice Procedures.   Our bylaws will establish advance notice procedures for shareholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when PSP controls at least    % of the voting power of our outstanding common stock, such advance notice procedure will not apply to PSP. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by PSP pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.
Removal of Directors; Vacancies.   Our certificate will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class; provided, however, that at any time when PSP controls less than    % in voting power of our outstanding common stock, all directors, including those nominated by PSP, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class. In addition, our certificate will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders).
Supermajority Approval Requirements.   Our certificate and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as PSP controls at least    % in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when PSP controls less than    % in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

Our certificate will provide that the following provisions in our certificate may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% (as opposed to a majority threshold) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for shareholders to amend our bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding entering into business combinations with interested shareholders;

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the provisions regarding shareholder action by written consent;

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the provisions regarding calling special meetings of shareholders;

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the provisions regarding filling vacancies on our Board and newly created directorships;

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the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.
Authorized but Unissued Shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Business Combinations.   Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by our Board and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.
We will opt out of Section 203; however, our certificate will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:
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prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Our certificate will provide that PSP, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our certificate will include a provision that eliminates the personal liability of officers and directors for monetary damages for any breach of fiduciary duty as an officer or director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, respectively, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to liability for (i) with respect to directors and officers, any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) with respect to directors and officers, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to directors, payments of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the DGCL, (iv) with respect to directors and officers, any transaction from which the director or officer derived an improper personal benefit, or (v) with respect to officers, any action by or in the right of the corporation.
Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions that will be included in our certificate and bylaws may discourage shareholders from bringing a lawsuit against directors or officers for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate will provide that, to the fullest extent permitted by law, neither PSP nor any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that PSP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Suja Life, Inc. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of Suja Life, Inc. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.
Shareholders’ Derivative Actions
Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be Equiniti Trust Company, LLC. Its address is 28 Liberty Street, 53rd Floor, New York, NY 10005.
Listing
We have applied to have our Class A common stock approved for listing on Nasdaq under the trading symbol “SUJA.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon exchange of LP Units), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock or other equity or equity-linked securities.
Sale of Restricted Shares
Upon completion of this offering, we will have       shares of Class A common stock outstanding (       shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of these shares of Class A common stock, the       shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of Class A common stock, will be freely tradable without restriction under the Securities Act except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, other than the holding period requirement. The remaining       shares of Class A common stock (or       shares of Class A common stock, including shares of Class A common stock issuable upon exchange of the LP Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below. These remaining shares of Class A common stock will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.
In addition, pursuant to the Exchange Agreement, from time to time after the completion of this offering, holders of LP Units may exchange their LP Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class V common stock so delivered will be cancelled. Upon completion of this offering, the LP Unitholders will hold        LP Units, all of which will be exchangeable for shares of our Class A common stock on a one-to-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we are party to the Registration Rights Agreement with certain LP Unitholders, including PSP, that requires us to register these shares of Class A common stock, subject to certain conditions. See “— Registration Rights” and “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.”
Under the terms of the Partnership Agreement, except pursuant to a valid exchange under the terms of the Exchange Agreement, all of the LP Units received by the LP Unitholders in the Organizational Transactions will be subject to restrictions on disposition.
Rule 144
Persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.
At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:
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1% of the number of shares of our Class A common stock then outstanding, which will equal approximately       shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

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the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.
Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares of capital stock from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the registration statement of which this prospectus forms a part are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Stock Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the Omnibus Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.
Lock-Up Agreements
We, each of our officers and directors and other shareholders owning all of our Class A common stock and options or other securities to acquire Class A common stock have agreed that, without the prior written consent of       on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, including LP Units, through the date that is 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.” The representatives named above may, in their sole discretion, release all or any portion of the securities subject to these lock-up agreements. See “Underwriting.”

Prior to the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration Rights Agreement
We are party to the Registration Rights Agreement with certain LP Unitholders, including PSP. The Registration Rights Agreement provides the LP Unitholders certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, certain LP Unitholders can require us to register under the Securities Act shares of Class A common stock (including shares issuable to the LP Unitholders and PSP upon exchange of their LP Units). The Registration Rights Agreement also provides for piggyback registration rights for certain LP Unitholders. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences. This discussion assumes that any distributions made by us on our securities and any consideration received by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively, including in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income or the alternative minimum tax, or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our Class A common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or certain electing traders in securities that mark their securities positions to market for tax purposes;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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insurance companies;

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds);

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persons who hold or receive our Class A common stock pursuant to any employee stock option, RSU or restricted stock award, or otherwise as compensation; and

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tax-qualified retirement plans.

If any partnership (or an entity or arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such entity will depend on the status of the partner, member or other beneficial owner, the activities of the entity and certain determinations made at the partner, member or other beneficial owner level. Accordingly, partnerships or other pass-through entities holding our Class A common stock and partners, members or other beneficial owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property (other than pro rata distributions of our Class A common stock) on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions not treated as dividends for U.S. federal income tax purposes will first constitute non-taxable returns of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero, and thereafter will be treated as capital gains, as described below under “Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption for effectively connected dividends, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the same graduated rates applicable to a United States person. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our Class A common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to a United States person. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC.
Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of any sale, exchange or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption.
If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our Class A common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% on dividends (including constructive dividends) on common stock paid to “foreign financial institutions” (as specially defined under these rules and in general including investment vehicles), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information (generally with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons) and to withhold on certain payments, or (ii) establishes an exemption (typically by the delivery of a properly completed IRS Form W-8BEN-E). Similarly, dividends on common stock paid to “non-financial foreign entities” (as specially defined under these rules) that do not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. An intergovernmental agreement between the United States and the Non-U.S. Holder’s country of residence may modify these requirements. The above withholding tax under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that would produce U.S.-source interest or dividends beginning on January 1, 2019; however, the U.S. Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to payment of such gross proceeds, stating that such regulations may be relied upon by taxpayers until final regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated           , 2026, among us and Goldman Sachs & Co. LLC, Jefferies LLC and William Blair & Company, L.L.C., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of Class A common stock shown opposite its name below:
Underwriter	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
William Blair & Company, L.L.C.
BofA Securities, Inc.
Evercore Group L.L.C.
Total
The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of Class A common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the Class A common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Class A common stock, that you will be able to sell any of the Class A common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $      per share of Class A common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $      . We have agreed to reimburse the underwriters for certain of their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $      . The underwriters have also agreed to reimburse the Company for certain expenses in connection with the offering.
Determination of Offering Price
Prior to this offering, there has not been a public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to the offering or that an active trading market for the Class A common stock will develop and continue after the offering.
Listing
We have applied to have our Class A common stock approved for listing on Nasdaq under the trading symbol “SUJA.”
Stamp Taxes
If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
No Sales of Similar Securities
We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:
•
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•
otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•
publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of           .

The foregoing restrictions terminate after the close of trading of the Class A common stock on and including the 180th day after the date of this prospectus (the “Lock-up Period”).
     may, in their sole discretion and at any time or from time to time before the termination of the Lock-up Period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the Lock-up Period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common stock. A syndicate covering transaction is the bid for or the purchase of shares of Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
None of we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of Class A common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Class A common stock offered hereby. Any such short positions could adversely affect future trading prices of the Class A common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Canada
(A)
Resale Restrictions

The distribution of the shares of Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares of Class A common stock are made. Any resale of the shares of Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A common stock.
(B)
Representations of Canadian Purchasers

By purchasing shares of Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
•
the purchaser is entitled under applicable provincial securities laws to purchase the shares of Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions,

•
the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•
where required by law, the purchaser is purchasing as principal and not as agent, and

•
the purchaser has reviewed the text above under Resale Restrictions.

(C)
Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.
(D)
Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares of Class A common stock in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E)
Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F)
Taxation and Eligibility for Investment

Canadian purchasers of the shares of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of Class A common stock in their particular circumstances and about the eligibility of the shares of Class A common stock for investment by the purchaser under relevant Canadian legislation.
(G)
Language of Documents

The purchaser confirms its express wish and that it has requested that this prospectus, all documents evidencing or relating to the sale of the shares of Class A common stock described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent prospectus, tous les documents attestant de la vente des titres décrits dans le présent document ou s’y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
(A)
You confirm and warrant that you are either:

•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•
a person associated with the Company under Section 708(12) of the Corporations Act; or

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
(B)
You warrant and agree that you will not offer any of the shares of Class A common stock issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares of Class A common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of Class A common stock may be offered to the public in that Relevant State at any time:
(a)
to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of Class A common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the joint book-running managers and the Company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the joint book-running managers has been obtained to each such proposed offer or resale.
The Company, the joint book-running managers and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the joint book-running managers of such fact in writing may, with the prior consent of the joint book-running managers, be permitted to acquire shares in the offer.
For the purposes of this provision, the expression “offer to the public” in relation to the shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong
No shares of Class A common stock have been offered or sold, and no shares of Class A common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of Class A common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of Class A common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of Class A common stock will be required, and is deemed by the acquisition of the shares of Class A common stock, to confirm that he is aware of the restriction on offers of the shares of Class A common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of Class A common stock in circumstances that contravene any such restrictions.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of Class A common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

(i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Class A common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common stock pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

United Kingdom
An offer to the public of any shares of Class A common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions:
a)
where the offer is conditional on the admission of the shares of Class A common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

b)
to any “qualified investor” as defined under paragraph 15 of Schedule 1 of the POATR;

c)
to fewer than 150 persons (other than “qualified investors” as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or

d)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares of Class A common stock to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares of Class A common stock and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom, or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high-net-worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)‑(3) of Article 49 of the Order together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.
Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS
The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with PSP. Kirkland & Ellis LLP represents entities affiliated with PSP in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS
The financial statements of Suja Life, Inc. as of December 29, 2025, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Suja Life Holdings, L.P. as of December 29, 2025, December 30, 2024 and January 1, 2024 and for each of the three years in the period ended December 29, 2025, December 30, 2024 and January 1, 2024 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.
The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.
Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, https://www.sujalife.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholder and the Board of Directors of Suja Life, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Suja Life, Inc. (the “Company”) as of December 29, 2025 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 29, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Diego, California
March 20, 2026
We have served as the Company’s auditor since 2025.

SUJA LIFE, INC.
BALANCE SHEET
As of December 29, 2025
Assets
Total assets	$—
Liabilities and Stockholders’ Equity
Total Liabilities	$—
Stockholders’ Equity
Contribution receivable	$(10)
Common Stock, par value $0.01 par value (1,000 shares authorized and issued)	$10
Total liabilities and stockholders’ equity	$—

NOTES TO THE BALANCE SHEET

1.
Organization

Suja Life, Inc. (the “Corporation”) was formed as a Delaware corporation on October 8, 2025. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Suja Life Holdings, L.P. and subsidiaries (the “Company”). The Corporation will be the sole general partner of the Company and will operate and control all of the businesses and affairs of the Company and, through the Company, continue to conduct the business now conducted by the Company. The Corporation’s fiscal year is a 52 – 53 week year ending on the Monday closest to December 31 each year. The Company did not have any activity outside of the formation and share issuance for the period from October 8, 2025 to December 29, 2025.

2.
Summary of Significant Accounting Policies

Basis of Presentation
The balance sheet has been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) set by the Financial Accounting Standards Board (“FASB”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3.
Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share. On October 8, 2025, 1,000 shares of common stock were issued for future cash consideration of $10 which was not received as of the date of formation. The purchase of the shares was not cash funded, therefore there is a $10 contra-equity receivable on the balance sheet.

4.
Subsequent Events

We evaluated subsequent events through March 20, 2026 which is the date the financial statement was available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Suja Life Holdings, L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Suja Life Holdings, L.P. and subsidiaries (the “Company”) as of December 29, 2025, and December 30, 2024, the related consolidated statements of operations, partners’ equity, and cash flows, for each of the three years in the period ended December 29, 2025, and the related notes and the schedule listed in the Index at Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2025, and December 30, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Diego, California
March 20, 2026
We have served as the Company’s auditor since 2022.

Suja Life Holdings, L.P. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except unit data)
	As of
	December 29, 2025	December 30, 2024
Assets
Current Assets
Cash	$31,015	$16,162
Restricted cash	1,010	720
Trade receivables, net	14,081	11,877
Inventories	22,412	16,598
Prepaid expenses and other current assets	2,636	1,974
Total current assets	71,154	47,331
Property and equipment, net	45,671	37,698
Operating lease right-of-use assets, net	23,387	21,423
Trade name and other intangible assets, net	178,463	200,619
Goodwill	106,201	106,201
Other assets	701	939
Deferred transaction costs	2,536	—
Total assets	$428,113	$414,211
Liabilities And Partners’ Equity
Current Liabilities
Accounts payable	$19,408	$12,634
Accrued expenses	19,563	16,389
Accrued compensation	14,596	12,459
Current portion of operating lease obligations	2,450	1,993
Current portion of finance lease obligations	110	147
Short-term debt	2,740	2,055
Total current liabilities	58,867	45,677
Long-term operating lease obligations	24,051	22,404
Long-term finance lease obligations	98	208
Long-term debt, net	301,157	277,904
Deferred tax liabilities, net	11,370	10,808
Total liabilities	395,543	357,001
Commitments and Contingencies (Note 10)
Partners’ Equity
Unlimited Class A Units authorized, no par value, 222,881 shares issued and outstanding as of December 29, 2025 and December 30, 2024	—	—
Unlimited Class B Units authorized, no par value, 18,680 and 17,776 shares issued and outstanding as of December 29, 2025 and December 30, 2024, respectively	—	—
Unlimited Class C Units, no par value, 200 issued and outstanding as of December 29, 2025 and December 30, 2024	—	—
4,840 Class D Units, no par value and 4,840 issued and outstanding as of December 29, 2025 and December 30, 2024	—	—
Unlimited Class E Units, no par value, 1,434 issued and outstanding as of December 29, 2025 and December 30, 2024	—	—
Unlimited Class F Units, no par value, 1,000 issued and outstanding as of December 29, 2025 and December 30, 2024	—	—
Partners’ equity
Additional paid-in capital	144,712	146,015
Accumulated deficit	(112,142)	(88,805)
Total partners’ equity	32,570	57,210
Total liabilities and partners’ equity	$428,113	$414,211
The accompanying notes are an integral part of these Consolidated Financial Statements.

Suja Life Holdings, L.P.
Consolidated Statements of Operations
($ in thousands)
	For the fiscal year ended
	2025	2024	2023
Net sales	$326,624	$258,928	$224,409
Cost of sales	(169,411)	(130,673)	(124,596)
Gross profit	157,213	128,255	99,813
Operating expenses	(148,687)	(127,638)	(108,033)
Income (loss) from operations	8,526	617	(8,220)
Other income, net	43	865	726
Interest expense	(30,045)	(20,301)	(19,752)
Loss before taxes	(21,476)	(18,819)	(27,246)
Benefit (provision) for income taxes	(1,861)	(1,947)	2,776
Net income (loss)	$(23,337)	$(20,766)	$(24,470)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Suja Life Holdings, L.P. and Subsidiaries
Consolidated Statements of Partners’ Equity
($ in thousands, except unit data)
	Class A Units		Class B Units		Class C Units		Class D Units		Class E Units		Class F Units		Additional Paid-in Capital	Accumulated Deficit	Partners’ Equity
	Units	Amt	Units	Amt	Units	Amt	Units	Amt	Units	Amt	Units	Amt
Balance, Dec 27, 2022	222,881	$—	20,979	$—	200	$—	4,840	$—	—	$—	—	$—	$279,535	$(43,569)	$235,966
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(24,470)	(24,470)
Incentive compensation	—	—	—	—	—	—	—	—	—	—	—	—	460	—	460
Distributions	—	—	—	—	—	—	—	—	—	—	—	—	(671)	—	(671)
Balance, Jan 1, 2024	222,881	$—	20,979	$—	200	$—	4,840	$—	—	$—	—	$—	$279,324	$(68,039)	$211,285
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,766)	(20,766)
Equity Issuance – Class E	—	—	—	—	—	—	—	—	1,434	—	—	—	—	—	—
Equity Issuance – Class F	—	—	—	—	—	—	—	—	—	—	1,000	—	—	—	—
Incentive compensation	—	—	(3,203)	—	—	—	—	—	—	—	—	—	618	—	618
Distributions	—	—	—	—	—	—	—	—	—	—	—	—	(133,927)	—	(133,927)
Balance, Dec 30, 2024	222,881	$—	17,776	$—	200	$—	4,840	$—	1,434	$—	1,000	$—	$146,015	$(88,805)	$57,210
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,337)	(23,337)
Incentive compensation	—	—	904	—	—	—	—	—	—	—	—	—	507	—	507
Distributions	—	—	—	—	—	—	—	—	—	—	—	—	(1,810)	—	(1,810)
Balance, Dec 29, 2025	222,881	$—	18,680	$—	200	$—	4,840	$—	1,434	$—	1,000	$—	$144,712	$(112,142)	$32,570
The accompanying notes are an integral part of these Consolidated Financial Statements.

Suja Life Holdings, L.P.
Consolidated Statements of Cash Flows
($ in thousands, except unit data)
	Fiscal 2025	Fiscal 2024	Fiscal 2023
Operating activities
Net loss	$(23,337)	$(20,766)	$(24,470)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	28,097	27,304	26,685
Bad debt expense	(9)	29	116
Non-cash operating lease expense	4,053	3,580	3,568
Finance lease right-of-use amortization	154	156	178
Non-cash interest on financing leases	23	22	31
Amortization of discount on debt	993	776	732
Inventory obsolescence	3,217	1,972	2,228
Loss on disposal of assets	—	639	31
Incentive unit compensation	507	618	460
Non-cash transaction costs	(2,536)	—	5,730
Deferred taxes	562	1,084	(2,775)
Change in operating assets and liabilities
Trade receivables, net	(2,195)	1,782	12,148
Inventories	(9,031)	(3,756)	537
Prepaid expenses and other current assets	(662)	(187)	(229)
Other assets	(33)	(447)	—
Accounts payable	7,088	1,907	(2,666)
Accrued compensation	2,137	5,282	(1,130)
Accrued expenses	3,174	(6,313)	10,436
Operating lease obligations	(3,913)	(3,329)	(1,941)
Other liabilities	—	—	(11,258)
Net cash provided by operating activities	8,289	10,353	18,411
Investing activities
Purchase of intangible assets	(42)	(5,733)	—
Purchase of property and equipment	(14,069)	(4,462)	(11,399)
Net cash used in investing activities	(14,111)	(10,195)	(11,399)
Financing activities
Proceeds from term loan	—	112,035	—
Proceeds from revolving loan	25,000	15,000	—
Financing costs from term loan	—	(2,734)	—
Principal payments on financing lease obligations	(170)	(166)	(203)
Distributions	(1,810)	(133,927)	(671)
Repayments of term loan	(2,055)	(2,025)	(1,515)
Net cash (used in) provided by financing activities	20,965	(11,817)	(2,389)
Change in cash and restricted cash	15,143	(11,659)	4,623
Cash and restricted cash at beginning of period	16,882	28,541	23,918
Cash and restricted cash at end of period	$32,025	$16,882	$28,541
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$24,419	$17,039	$18,566
Cash paid for income taxes	$2,273	$—	$2
Supplemental Disclosures of Non-Cash Activities
Amounts included in accounts payable for equipment purchased	$392	$78	$119
Operating lease liabilities arising from obtaining operating lease assets	$4,026	$84	$—
Financing lease liabilities arising from obtaining financing lease assets	$—	$199	$—
Measurement period adjustment to goodwill	$—	$—	$503
The accompanying notes are an integral part of these Consolidated Financial Statements.

Suja Life Holdings, LP and Subsidiaries
Notes to Consolidated Financial Statements
Note 1 — Nature of Business and Significant Accounting Policies
Organization
Suja Life Holdings, L.P. (the “Company”), a Delaware limited partnership, is a holding company that, through its other subsidiaries, conducts operations through its wholly owned operating subsidiary Suja Life, LLC (“Suja”). The Company was organized for the purpose of entering into a merger agreement with Suja. Suja was formed on April 30, 2012 as a privately held Delaware limited liability company for the purpose of producing and distributing cold-pressed fresh juice for wholesale and retail sales. On October 11, 2022, the Company acquired all outstanding capital stock of Vive Organic, Inc. (“Vive”). Vive is a wholesaler of juice-based, functional wellness shots and immunity sparkling beverages selling its products across retail channels including conventional, drug, coffee, natural, convenience, food service, mass, & e-commerce. The Company is headquartered in Oceanside, California.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying financial statements include the consolidated accounts of the Company and its subsidiaries. The Company consolidates those entities it controls through a wholly owned interest.
The Company’s fiscal year ends on the closest Monday before December 31, resulting in four equal 13-week fiscal quarters, with a 14-week fiscal quarter once every five to six years. The period from December 27, 2022 to January 1, 2024 (or year ended January 1, 2024), which is referred to as fiscal 2023, has three 13-week quarters and one 14-week quarter, resulting in a 53 week year. The period from January 2, 2024 to December 30, 2024 (or the year ended December 30, 2024), which is referred to as fiscal 2024, has four equal 13-week fiscal quarters, resulting in a 52 week year. The period from December 31, 2024 to December 29, 2025 (or the year ended December 29, 2025), which is referred to as fiscal 2025, has four equal 13-week fiscal quarters, resulting in a 52 week year. The consolidated financial statements presented are:

•
The financial position as of the end of fiscal 2025 and fiscal 2024.

•
The results of operations, comprehensive loss and changes in partners’ equity during fiscal 2025, fiscal 2024 and fiscal 2023.

•
The changes in cash flows for fiscal 2025, fiscal 2024 and fiscal 2023.

Basic and diluted earnings per unit are not presented since the ownership structure of the Company does not include a common unit of ownership.
Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash & Restricted Cash
The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts, and management believes the

Company is not exposed to any significant credit risk on its cash. Additionally, material cash balances are maintained across two or more separate financial institutions to reduce cash concentration risk.
The Company maintains a letter of credit to support certain facility lease obligations. The Company has outstanding letters of credit totaling $1,010 thousand and $720 thousand, all of which were fully collateralized by cash deposits, as of the end of fiscal 2025 and 2024, respectively. Accordingly, $1,010 thousand and $720 thousand of cash has been classified as restricted cash on the consolidated balance sheet as of the end of fiscal 2025 and 2024, respectively. These funds are not available for general corporate purposes until the related letters of credit expire or are canceled.
The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:
($ in thousands)	Fiscal 2025	Fiscal 2024
Cash	$31,015	$16,162
Restricted cash	1,010	720
Total cash and restricted cash	$32,025	$16,882
Trade Receivables and Current Expected Credit Losses
Trade receivables are recorded when goods are sold. Trade receivables are presented in the consolidated balance sheets at net realizable value. This value includes an appropriate allowance for estimated credit losses to reflect expected loss on trade receivable balances. The allowance is estimated based on the Company’s historical losses, level of past-due accounts based on the contractual terms of the receivables, existing economic conditions, and the financial stability of their customers. Receivables are written off in the year deemed uncollectible, based on payment performance and other factors. As of the end of fiscal years 2025 and 2024, the allowance totaled approximately $197 thousand and $249 thousand, respectively, and is believed to be adequate to cover expected amounts to be written off in future periods. Credit terms for payment of products are extended to customers in the normal course of business, and no collateral is required.
The following table summarizes the change in the accounts receivables allowance for credit losses:
($ in thousands)	Fiscal 2025	Fiscal 2024
Beginning Allowance	$249	$326
Current period provision for expected credit losses	(9)	29
Write-off’s charged against the allowance	(43)	(106)
Ending Allowance	$197	$249
Inventories
The Company determines inventory cost on a first-in, first-out basis. Inventories, primarily ingredients, packaging, and bottled juice, are valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company reduces the carrying value of inventory to net realizable value for ingredients and bottled juice that are close to the date of expiration.
Property and Equipment
Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the lease term. Maintenance, repairs, and minor replacements are charged to expense when incurred. Spare parts are often purchased and stored on hand and are expensed when received. Below is a summary of the estimated useful life by asset class.

Asset Class	Useful Life
Machinery & Equipment	4 – 15
Leasehold Improvements*	5 – 15
Information Technology Equipment	4 – 6
Furniture & Fixtures	8

*
Leasehold improvements are depreciated over the lesser of the estimated useful life or lease term.

Impairment of Long-Lived Assets
The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. There was no impairment recorded for all periods presented.
Deferred Transaction Costs
In the year ended December 26, 2022 (“fiscal 2022”), the Company capitalized certain legal, accounting, and other third-party fees that are directly related to a planned equity financing that was probable of successful completion until such financing is consummated. After consummation of the equity financing, these costs were to be recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred transaction costs were to be immediately written off to operating expenses.
In fiscal 2023, the Company determined that the planned equity financing for which transaction costs were deferred in fiscal 2022, was no longer probable, and as such, all deferred transaction costs were expensed in fiscal 2023. In fiscal 2023, $6,185 thousand of deferred transaction costs are included in operating expenses on the consolidated statements of operations.
In fiscal 2025, the Company capitalized certain legal, accounting, and other third-party fees that are directly related to a planned IPO transaction that is probable of successful completion. For fiscal 2025, $2,536 thousand of deferred transaction costs are included on the consolidated balance sheets. There were no deferred transaction expenses in fiscal 2024.
Fair Value Measurements
The Company follows ASC 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Company could participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.
The Company uses the hierarchy prescribed in ASC 820 for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.
The three levels of the hierarchy are as follows:
Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date; and
Level 2 Inputs — Inputs are quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; inputs other than quoted prices, but that are observable for the asset or liability (e.g., interest rates; yield curves); and inputs that are derived principally from or corroborated by observable market data by correlation or by other means (i.e., market corroborated inputs); and
Level 3 Inputs — Unobservable inputs for the asset or liability used to measure fair value. These inputs reflect the Company’s own assumptions about what other market participants would use in pricing the asset or liability. These are based on the best information available and can include the Company’s own data.
The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The Company has assessed that the fair value of cash and restricted cash, trade receivables, accounts payable, other current liabilities, and other debt approximates their carrying amounts largely due to the short-term maturities or recent commencement of these instruments.
Goodwill and Other Intangibles
Goodwill represents the premium paid over the fair value of the net tangible and identifiable intangible assets acquired in the Company’s business combinations. The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company tests goodwill annually for impairment as of the first day of the fourth fiscal quarter of each year, and at interim periods, using a qualitative approach. The Company’s annual evaluation assesses qualitative factors to determine whether it is more likely than not the fair value is less than the carrying value of the asset. If the Company is unable to conclude that goodwill is not impaired during its qualitative assessment, the Company will perform a quantitative assessment by estimating the fair value of the assets and comparing the fair value to the carrying value. As of fiscal 2025, 2024, and 2023, it was more likely than not that the fair value of goodwill exceeded the carrying value as determined through the qualitative assessment. No goodwill impairment was recognized in any period presented in the consolidated financial statements.
Intangible assets with finite lives consist of trade names, recipes, and customer relationships and are amortized on a straight-line basis over their estimated useful lives. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.
The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. There were no indicators of impairment identified nor was impairment recognized in intangible assets in any period presented in the consolidated financial statements.
Incentive Unit Compensation
The Company sponsors an equity incentive plan (the “Plan”) in which employees, officers, directors, managers, independent contractors, consultants, advisors and other service providers of the Company participate. The Plan is administered by the board of directors of the Company (the “Board”). The Company measures the cost of services received in exchange for an award of incentive units based on the grant-date fair value of the awards issued under the Plan. The fair value of the incentive units (“Incentive Units”) under the Plan are calculated using a Monte Carlo simulation model to estimate a distribution of equity values until a potential liquidity event. For time-based awards subject to graded vesting, compensation expense is recognized on a straight-line basis over the service period. For performance-based awards, compensation expense is only recorded to the extent the performance condition is determined to be probable of occurrence. Forfeitures are accounted for as they occur. Refer to Note 13 — Incentive Unit Compensation for further details of activity related to the Plan.
Revenue Recognition
Revenue is recognized when performance obligations under the terms of contracts with the Company’s customers are satisfied. The Company’s performance obligation under the contract, a customer sales order, generally consists of the sale of finished product to customers. Revenue is recognized at the point in time when control of the product transfers, which the Company has determined is the date at which the product is received by the customer. The Company’s sales terms generally do not allow for a right of return except in the case of spoiled or otherwise defective product. Payment is typically collected from customers within 30 days of the date of sale.
Sales are presented net of sales promotions, coupons and allowances within the consolidated statements of operations. Sales promotions, coupons, and allowances primarily consist of consumer coupon redemption, contractual trade promotions, early pay discounts, and other costs, including estimated allowances for spoiled product. The Company estimates the amount of spoiled product based on historical fact pattern as well as defined contract terms then accrues as a reduction of revenue in the period in which the related product revenue is recognized.
Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products to customers. The Company includes variable consideration in the transaction price to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company adjusts the estimate of revenue at the earlier of when the amount of consideration the Company expects to receive changes or when the consideration becomes fixed.
Sales are reported net of sales, use, excise, and other similar tax amounts collected from customers and remitted to governmental authorities. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs, are accrued at time of delivery, and are included in operating expenses in the consolidated statements of operations. The Company recorded $19,928 thousand, $16,419 thousand, and $15,900 thousand of such costs during fiscal 2025, 2024, and 2023, respectively.
Advertising and Marketing
Advertising and marketing costs are expensed as incurred within operating expenses on the consolidated statements of operations and totaled approximately $50,559 thousand, $32,773 thousand, and $20,507 thousand during fiscal 2025, 2024, and 2023, respectively.
Income taxes
Prior to the acquisition of Vive in October 2022, the Company was wholly organized as a limited partnership and, as such, was treated under the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), as a partnership. At the partnership level, the Company is not subject to federal, state, or local income tax, as such liabilities are the responsibility of its partners. The partners or members separately account for their share of the Company’s items of deductions, losses, and credits. Therefore, no provision is made at the partnership level.
On October 11, 2022, the Company acquired all outstanding capital stock of Vive, which is subject to U.S. Federal income tax and is subject to state income tax in certain jurisdictions. Additionally, on December 30, 2024, Suja Life LLC, a subsidiary of Suja Life Holdings, LP, formed a new subsidiary, Slice Life Holdings, LLC, that is subject to U.S. federal income tax and subject to state income tax in certain jurisdictions. Refer to Note 2 — Business Combinations and Acquisitions and Note 15 — Income Taxes for further details.
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating losses and tax credit carryforwards, as well as the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
In accordance with ASC 740-10, Income Taxes, the Company is required to assess the potential impact of any uncertain income tax positions and recognize the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. The Company does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, in the Company’s judgment, is greater than 50 percent likely to be realized. The Company records interest and penalties related to uncertain tax positions in income tax expense.
A valuation allowance will be provided against deferred tax assets if the Company determines it is not more likely than not that such assets will ultimately be realized. Refer to Note 15 — Income Taxes for further details.
Business Combinations and Acquisitions
The Company accounts for business combinations using the acquisition method of accounting. On the date of the acquisition, the Company allocates the purchase price to the assets acquired and liabilities assumed at their estimated fair values. Goodwill on the acquisition date is measured as the excess of the purchase price over the fair values of assets acquired and liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with corresponding adjustments to goodwill. Management expenses acquisition-related costs as incurred.
For acquisitions that are not deemed to be acquisitions of businesses, the assets acquired are recognized based on their cost to the Company as the acquirer and no gain or loss is recognized. The cost of assets acquired in a group is allocated to the individual assets within the group based on their relative fair values and does not give rise to goodwill. Transaction costs related to acquisitions of assets are included in the cost basis of the assets acquired.
New Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, introducing changes to income tax disclosures, primarily relating to effective tax rates and cash paid for taxes. This ASU requires companies to provide an annual rate reconciliation in both dollar figures and percentages, and changes the way annual income taxes paid are disclosed by all entities, necessitating a breakdown by federal, state, and foreign jurisdictions. The standard becomes effective for public business entities for fiscal years beginning after December 15, 2024 and December 15, 2025 for all other entities. ASU 2023-09 may be applied prospectively or retrospectively, and allows for early adoption. These requirements do not currently impact these financial statements, however, to the extent the Company’s registration statement is declared effective these requirements may have an impact on the Company’s income tax disclosures. The Company does not intend to early adopt ASU 2023-09. The impact of adoption will be assessed at the time that the Company is subject to the disclosure requirements of ASC 740, Income Taxes.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which was further clarified by ASU 2025-01 in January 2025. These standards enhance expense disclosures by requiring more detailed information on the types of expenses included in certain captions within the consolidated financial statements, including employee compensation, depreciation, amortization, and costs incurred related to inventory and manufacturing activities in income statement expense captions such as cost of sales and selling, general and administrative expenses. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods beginning after December 15, 2027, with early adoption permitted. The Company will apply the new guidance on a prospective basis and expects ASU 2024-03 and ASU 2025-01 to impact only disclosures with no effect on the Company’s financial condition, results of operations or cash flows.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which removes all references to software development project stages so that the guidance is neutral to different software development methods. Therefore, under the ASU, software capitalization will begin when management has authorized and committed to funding the software project and when it is probable that the project will be completed and the software will be used to perform the function intended. ASU No. 2025-06 is effective for annual periods beginning after December 15, 2027. The guidance is to be applied on a prospective basis, or on a modified transition approach or a retrospective transition approach; this ASU allows for early adoption. The Company is assessing the effect of this update on the consolidated financial statements and related disclosures.
Recently Adopted Accounting Pronouncements
No accounting pronouncements were adopted during fiscal 2025.
Note 2 — Business Combinations and Acquisitions
Asset Acquisition
On April 24, 2024, the Company acquired all assets pertaining to the business of manufacturing, marketing and selling beverages represented by the Slice beverage brand (“Slice”) which consisted of an intellectual property portfolio. Suja acquired the specifically identifiable assets of Slice, the trade name, for $5,536 thousand, inclusive of $36 thousand of transaction-related expenses. The Company deemed the acquisition to be that of an asset acquisition, and not an acquisition of a business under ASC 805, Business Combinations. All acquired assets were recorded at their cost to the Company and are presented in intangible assets.
Note 3 — Concentration of Credit Risk
Customer concentration
The Company’s major customers are defined as those individually comprising more than 10% of net sales or trade receivables.
Customers that accounted for 10% or more of the Company’s net sales as follows:
	Fiscal 2025		Fiscal 2024		Fiscal 2023
($ in thousands)	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales
Customer A	$94,303	29%	$59,246	23%	$40,048	18%
Customer B	**	**	32,222	13%	30,640	14%
Customer C	**	**	**	**	23,189	10%
Customer D	**	**	28,937	11%	28,951	13%
Customer E	31,502	10%	**	**	**	**
Total	$125,805	39%	$120,405	47%	$122,828	55%

**
Customer net sales did not represent greater than or equal to 10% of net sales in the periods presented.

All customers making up more than 10% of the Company’s net sales are in the Suja Core segment, while Customers A, D and E have an immaterial amount of sales in the Emerging Brands segment.
Customers as of the end of fiscal 2025 and 2024, that accounted for 10% or more of the Company’s total trade receivables, net as follows:

	Fiscal 2025		Fiscal 2024
($ in thousands)	Amount ($)	% of Trade receivables, net	Amount ($)		% of Trade receivables, net
Customer A	$1,917	14%	$	**	**
Customer B	**	**		1,651	14%
Customer C	2,158	15%		2,197	18%
Customer D	2,109	15%		2,203	19%
Total	$6,184	44%		$6,051	51%

**
Customer receivables did not represent greater than or equal to 10% of trade receivables, net as of the dates presented.

All customers making up more than 10% of the Company’s trade receivables are in the Suja Core segment. Customers B and C have an immaterial amount of trade receivables in the Emerging Brands segment.
Vendor concentration
The Company purchases certain materials for its plastic bottles from various suppliers. During fiscal 2025 and 2024, amounts due to one vendor represented 18% of total accounts payable for each year. The Company believes alternative sources of supply are generally available; however, the loss of this vendor or a significant disruption in their operations could have an adverse effect on the Company’s operations.
Note 4 — Inventories
Inventories consist of the following:
($ in thousands)	Fiscal 2025	Fiscal 2024
Ingredients and packaging	$10,466	$8,035
Finished goods	11,946	8,563
Total	$22,412	$16,598
Note 5 — Property and Equipment, net
Property and equipment, net consists of the following:
($ in thousands)	Fiscal 2025	Fiscal 2024
Machinery and equipment	$38,832	$34,181
Leasehold improvements	15,415	8,243
Office furniture and equipment	1,558	1,329
Internal use software	275	275
	56,080	44,028
Less Accumulated depreciation	(21,457)	(15,675)
	34,623	28,353
Construction in progress	11,048	9,345
Total	$45,671	$37,698
Depreciation expense totaled $5,782 thousand, $5,306 thousand, and $5,083 thousand for fiscal 2025, 2024, and 2023, respectively. For fiscal 2025, 2024, and 2023, depreciation expense included in cost of sales totaled $4,752 thousand, $4,442 thousand, and $4,284 thousand, respectively. For fiscal 2025, 2024, and 2023, depreciation expense included in operating expenses totaled $1,030 thousand, $864 thousand, and $799 thousand, respectively.
There were no impairments on property and equipment during fiscal 2025, 2024, and 2023.

Note 6 — Goodwill and Intangible Assets
Goodwill consists of the following:
($ in thousands)
Balance as of January 1, 2024	$106,201
Acquisitions/impairments	—
Balance as of December 30, 2024	106,201
Acquisitions/impairments	—
Balance as of December 29, 2025	$106,201
Trade name and other intangible assets, net consist of the following:
	Fiscal 2025			Fiscal 2024
($ in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Subject to amortization:
Customer relationships	$185,100	$(45,252)	$139,848	$185,100	$(34,049)	$151,051
Trade name	55,636	(21,086)	34,550	55,636	(15,621)	40,015
Recipes	27,441	(23,567)	3,874	27,441	(18,079)	9,362
Internal use software	239	(48)	191	197	(6)	191
Total	$268,416	$(89,953)	$178,463	$268,374	$(67,755)	$200,619
Amortization expense totaled $22,198 thousand, $21,978 thousand, and $21,602 thousand for fiscal 2025, 2024, and 2023, respectively. For fiscal 2025, 2024, and 2023, amortization expense included in cost of sales totaled $5,488 thousand in each year. For fiscal 2025, 2024, and 2023, amortization expense included in operating expenses totaled $16,709 thousand, $16,490 thousand, and $16,114 thousand, respectively. As of the end of fiscal 2025, the weighted average remaining useful lives for the customer relationships, trade name, recipes, and internal use software are 12.6, 6.5, 0.8, and 3.8 years, respectively.
Amortization expense is classified in operating expenses on the consolidated statements of operations. Estimated future amortization expense is as follows:
($ in thousands)	Amount
2026	$20,431
2027	16,860
2028	16,709
2029	16,702
2030	16,668
Thereafter	91,058
Total	$178,428
As of fiscal 2025, the Company had approximately $35 thousand of capitalized internal-use software that had not yet been placed in service and is therefore excluded from the future amortization schedule. Amortization of these costs will commence when the related software is placed in service.
On April 24, 2024, the Company acquired assets of the Slice brand. Acquired Slice assets are classified as trademarks and are recorded at their total cost to the Company of $5,536 thousand. Refer to Note 2 —Business Combinations and Acquisitions for further details.

Note 7 — Related-Party Transactions
Payments to Affiliates
During fiscal 2025, 2024, and 2023, the Company incurred approximately $0 thousand, $0 thousand, and $415 thousand, respectively, of expenses relating to consulting and marketing services provided by a firm controlled by a board member.
Board of Director and other Management related fees
During fiscal 2025, 2024, and 2023, the Company incurred management fees of approximately $2,122 thousand, $8,204 thousand, and $1,572 thousand, respectively. Included within the management fees for fiscal 2024, the Company paid $6,200 thousand in management fees to Paine Schwartz Partners (“PSP”) related to the closing of the third amendment of the Credit Facility. Refer to Note 11 — Debt for further details.
Expenses incurred through related party transactions are recorded as part of operating expenses within the consolidated statements of operations.
Note 8 — Leases
Lessee Accounting
The Company has both finance and operating leases. The finance leases are solely comprised of the Company’s commercial-use vehicles and equipment, maturing in dates ranging from 2026 to 2029, including expected renewal options. Including all renewal options available to the Company, the lease maturity date may extend on a month-to-month basis for an unlimited period of time. Operating leases consist of real estate and vehicle leases, maturing in dates ranging from 2026 to 2033.
Leases were included on the Company’s consolidated balance sheets as follows:
($ in thousands)	Fiscal 2025	Fiscal 2024
Finance Leases:
Right-of-use assets, gross	$522	$1,094
Accumulated depreciation	(326)	(744)
Right-of-use assets, net(1)	$196	$350
Current portion of finance lease obligations	$110	$147
Long-term finance lease obligations	98	208
Total lease obligation	$208	$355
Weighted average remaining lease term	2.4 years	3.0 years
Weighted average discount rate	8.0%	8.5%
Operating Leases:
Right-of-use assets, net	$23,387	$21,423
Current portion of operating lease obligations	$2,450	$1,993
Long-term operating lease obligations	24,051	22,404
Total lease obligations	$26,501	$24,397
Weighted average remaining lease term	7.1 years	8.3 years
Weighted average discount rate	7.0%	6.3%

(1)
Finance lease right-of-use assets, net are included in other assets on the Company’s consolidated balance sheet.

The components of lease expense are as follows:
($ in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Finance lease cost:
Amortization of right-of-use asset	$154	$156	$178
Interest on lease obligations	23	22	31
Total finance lease cost	$177	$178	$209
Operating lease cost	$4,053	$3,580	$3,568
Short-term lease cost	$869	$658	$597
Variable lease cost(1)	$1,171	$1,099	$978

(1)
Consists primarily of common area maintenance, real estate taxes, utilities, operating expenses, and insurance for real estate leases; insurance and personal property expense for equipment leases; and certain vehicle related charges for finance leases.

Supplemental cash flow information related to leases is as follows:
($ in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(3,913)	$(3,329)	$(1,941)
Financing cash flows from finance leases	$(170)	$(166)	$(203)
Future maturities of the Company’s finance and operating lease obligations as of the end of fiscal 2025 were as follows:
($ in thousands)	Finance Leases	Operating Leases
2026	$120	$4,177
2027	44	4,272
2028	44	4,396
2029	20	4,540
2030	—	4,700
Thereafter	—	12,002
Total lease payments	228	34,087
Less: interest	(20)	(7,586)
	$208	$26,501
Note 9 — Accrued Expenses
Accrued expenses consisted of the following:
($ in thousands)	Fiscal 2025	Fiscal 2024
Inventory received not billed	$2,627	$2,465
Accrued payables	2,785	3,545
Accrued interest payable	7,153	2,627
Other accrued expenses	4,625	3,881
Accrued transaction liabilities	2,373	3,871
Accrued transformation expenses	—	—
Total accrued expenses	$19,563	$16,389

Note 10 — Commitments and Contingencies
Legal contingencies
From time to time, the Company is party to certain legal proceedings arising in the ordinary course of business. The Company will accrue losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued, may exceed applicable insurance coverage and could materially affect the Company’s business, cash flows, results of operations, financial condition, and prospects.
Benefit plan
The Company has a defined contribution plan under IRC Section 401(k). The Company may make discretionary contributions to the plan. During fiscal 2025, 2024, and 2023, the contributions to the plan totaled approximately $672 thousand, $583 thousand, and $529 thousand, respectively, and were recorded as part of operating expenses within the consolidated statements of operations.
Letter of credit
As of the end of fiscal 2025 and 2024, the Company had outstanding standby letters of credit totaling $1,010 thousand and $720 thousand, respectively, all of which expire within one year. These instruments were issued primarily to support lease obligations and are fully secured by restricted cash deposits.
No amounts had been drawn under this letter of credit as of the end of fiscal 2025 or 2024.
The Company does not expect to incur any losses under the arrangement.
Note 11 — Debt
On August 23, 2021, the Company entered into a credit agreement with JP Morgan Chase Bank, N.A. (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) to provide an initial term loan of $120 million (the “Initial Term Loan”). The original Credit Agreement also provided for a revolving credit facility of $25 million (the “Initial Revolving Credit Facility”) with a swingline loan submit of $5 million (the “Swingline Facility”) to provide funding for working capital and general corporate purposes. The Credit Agreement also had an upfront fee of 2.00% on the aggregate principal amount of the commitments under the Initial Term Loan and 2.00% of the aggregate commitment amount of the Initial Revolving Credit Facility as in effect on the initial closing date.
In connection with the acquisition of Vive, on October 11, 2022, the Company entered into a second amendment to the Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein, providing for a $42 million second amendment term loan facility (the “Second Amendment Term Loan”). The Second Amendment Term Loan had an upfront fee discount of 2.00% of the aggregate principal amount of the commitments under the Second Amendment Term Loan.
On October 31, 2024, the Company entered into a third amendment to the Credit Agreement (“Third Amendment Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein, providing for a $112 million third amendment term loan facility (the “Third Amendment Term Loan”, and together with the Initial Term Loan and Second Amendment Term Loan, the “Term Loan”). The Third Amendment to Credit Agreement also provided for a $15 million increase to the Initial Revolving Credit Facility (the “Original Revolving Credit Facility,” as increased pursuant to the Third Amendment to Credit Agreement, the (“Revolving Credit Facility”) to provide funding for working capital and general corporate purposes. The Third Amendment to Credit Agreement had an upfront fee of 1.50% of the aggregate principal amount of the commitments under the Third Amendment Term Loan and 0.67% of the aggregate outstanding principal amount of the existing Initial Term Loan and Second Amendment Term Loan. The Third Amendment to Credit Agreement also had an upfront fee discount of 1.50% of the aggregate commitment amount of the Third Amendment Revolving Credit Facility, and 0.90% of the Initial Revolving Credit Facility commitments as of the borrowing date. Issuance costs related to the Revolving Credit

Facility are presented in other assets on the Company’s consolidated balance sheets and are amortized over the life of the Revolving Credit Facility. At the execution of the Third Amendment to Credit Agreement, the aggregate principal amount of the commitments under the Term Loan totaled $270 million, and the aggregate commitment amount of the Revolving Credit Facility totaled $40 million, with a Swingline Facility limited to $5 million.
All outstanding principal and accrued and unpaid interest on the Term Loans is due and payable on August 23, 2029 and accrue daily interest at a per annum rate equivalent to, (i) a base rate plus the applicable margin set forth below under the caption “Base Rate Loan” or (ii) an adjusted term SOFR rate plus a term SOFR adjustment equal to 0.10%, 0.15% or 0.25%, depending on the interest period of the applicable borrowing, plus the applicable margin set forth below under the caption “Term Benchmark Loan / RFR Loan”, in each case, based upon the consolidated net leverage ratio as of the most recent date of determination. All interest and applicable fees chargeable shall be computed on the basis of a three hundred and sixty (360) day year (or 365 or 366 days, as the case may be, in the case of base rate loans based on the prime rate), in each case, for the actual number of days elapsed in the period during which the interest or fees accrue. The accrued and unpaid interest on the Term Loans shall be due and payable on the earliest of maturity date, change of control, the sale of all or substantially all assets of Suja or the date of the acceleration. The Company is required to make principal payments on a quarterly basis of 0.25% of the aggregate principal amount of the Term Loans. The Term Loans mature on August 23, 2029.
All outstanding principal and accrued and unpaid interest on the Revolving Credit Facility is due and payable on August 23, 2028 and accrue daily interest at a per annum rate equivalent to, (i) a base rate plus the applicable margin set forth below under the caption “Base Rate Loan” or (ii) an adjusted term SOFR rate plus a term SOFR adjustment equal to 0.10%, 0.15% or 0.25%, depending on the interest period of the applicable borrowing, plus the applicable margin set forth below under the caption “Term Benchmark Loan / RFR Loan”, in each case, based upon the consolidated net leverage ratio as of the most recent date of determination. All interest and applicable fees chargeable shall be computed on the basis of a three hundred and sixty (360) day year (or 365 or 366 days, as the case may be, in the case of base rate loans based on the prime rate). The accrued and unpaid interest on the revolving loans shall be due and payable on the earliest of maturity date, change of control, the sale of all or substantially all assets of Suja or the date of the acceleration. The Revolving Credit Facility will also have a commitment fee which shall accrue at a per annum rate equal to 0.50% on the average daily unused revolving commitment. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The commitment fee may be reduced based on certain calculations of the Company’s net leverage ratio. The Revolving Credit Facility will mature on August 23, 2028.
Level	Consolidated Net Leverage Ratio	Base Rate Loan	Term Benchmark Loan / RFR Loan
1	Greater than 3.50:1.00	4.50%	5.50%
2	Less than or equal to 3.50:1.00	4.25%	5.25%
Debt Instrument ($ in thousands)	Interest Rate	Maturity Date	Fiscal 2025	Fiscal 2024
JPM Term Agreement	Term SOFR + 5.50%	8/23/2029	$267,540	$269,595
JPM Credit Agreement	Term SOFR + 5.50%	8/23/2028	40,000	10,000
JPM Credit Agreement	Prime + 4.50%	8/23/2028	—	5,000
Current portion of long-term debt			(2,740)	(2,055)
Total long-term debt, less current portion			304,800	282,540
Less: unamortized discount and debt issuance costs			(3,643)	(4,636)
Carrying amount of long-term debt			$301,157	$277,904

As of the end of fiscal 2025, aggregate future principal payments required in accordance with the terms of the Term Loans and Revolving Credit Facility, are as follows:
Fiscal Years Ending	Amount ($ in thousands)
2026	$2,740
2027	2,740
2028	42,740
2029	2,740
2030	256,580
Total	$307,540
The Company has incurred deferred financing costs of $6,924 thousand in total related to the Term Loan, which have been presented net of proceeds on the consolidated balance sheets. The Company amortizes these costs over the life of the Term Loan which amounted to $993 thousand, $776 thousand, and $732 thousand, during fiscal 2025, 2024, and 2023, respectively.
The Company recognized interest expense on the Term Loans and Revolving Credit Facility of $29,028 thousand, $19,529 thousand, and $17,582 thousand, during fiscal 2025, 2024, and 2023, respectively. The Company has made $2,055 thousand, $2,025 thousand, and $1,515 thousand of principal payments on the Term Loan during fiscal 2025, 2024, and 2023, respectively. The Company has drawn a net of $25,000 thousand, $15,000 thousand, and $0 thousand on the Revolving Credit Facility during fiscal 2025, 2024, and 2023, respectively. The Company has total debt outstanding of $304,800 thousand which approximates its fair value. As of the end of fiscal 2025, the Company has utilized all $40,000 thousand Revolving Credit Facility, with $0 thousand available to borrow.
The Credit Agreement requires the Company to maintain a consolidated net leverage ratio each quarter below 6.50 to 1.00 for each quarter from December 2024 through December 2025, 5.50 to 1.00 for each quarter from March 2026 through December 2026, 4.50 to 1.00 for each quarter from March 2027 through December 2027, and 3.50 to 1.00 for each quarter from March 2028 thereafter. The Company is in compliance with its debt covenant. The Company’s Term Loans and Revolving Credit Facility are secured by first-priority liens on substantially all of the assets of the Company, subject to customary exceptions and permitted liens.
Note 12 — Equity
Under the terms of the Limited Partnership Agreement (or “LP Agreement”) adopted on August 23, 2021, and most recently amended on February 20, 2024, each partner’s interest in the Company, including such interest in allocations of profits, losses, and distributions of the Company as well as the right to consent to or approve certain matters as provided in the LP Agreement, shall be represented by the units owned by such Partner. The total units which the Company has authority to issue shall be determined by the Board from time to time and consists of an unlimited number of Class A Units, an unlimited number of Class B Units, an unlimited number of Class C Units, 4,840 Class D Units, an unlimited number of Class E Units, an unlimited number of Class F Units, (collectively, the “Units”).
The following is a summary of the Company’s capital accounts as set forth in the LP Agreement:
Class A Units
The Company issued 190,698 Class A Units at the adoption of the LP Agreement which included 188,698 Class A Units issued to funds controlled by PSP and 2,000 Class A Units issued to certain sellers of Suja. All issued Units were that of the partnership and therefore, no non-controlling interests was established. On November 15, 2021, the Company entered into a purchase agreement with a third party to sell 19,636 Class A Units for $19,636 thousand plus $364 thousand of transaction cost reimbursement for a total of $20,000 thousand. PSP sold 10.3% ownership of the Company and continued to maintain control of the Company with 88.5% ownership.

Upon the closing of the Company’s acquisition of Vive, Suja issued 32,183 units of Class A units to Vive share holders to partially fund the acquisition, resulting in a 14.4% ownership. PSP continued to maintain control of the Company with 75.8% ownership.
Class B Incentive Units
The Company had 18,680 Class B Units issued as of the end of fiscal 2025 of which 8,987 were time-based units and 9,693 were performance-based units. The Company had 17,776 Class B Units issued as of the end of fiscal 2024, of which 8,460 were time-based units and 9,316 were performance-based units Vested Class B Units totaled 7,133 and 5,857 as of the end of fiscal 2025 and 2024, respectively. 1,254 Class B units, consisting of 627 performance and 627 time-based units, were issued to a senior member of management in fiscal 2025. Additionally, 350 Class B units, consisting of 250 performance-based units and 100 time-based units, were forfeited by another senior member of management in fiscal 2025. There were no additional issuances of Class B units in fiscal 2024, however, unvested Class B units were forfeited as a result of key personnel changes.
Class C Incentive Units
The Company had 200 Class C Units issued as of the end of fiscal 2025 and 2024, all of which are fully vested.
Class D Incentive Units
On November 18, 2022, the Company issued 4,840 Class D performance-based incentive units as consideration for consulting services. All Units were fully vested with a fair value of $2,275 per Unit as of the grant date, resulting in $11,011 thousand of total compensation cost related to the Class D Units. The Company determined $1,029 thousand of the total compensation cost related to services that were direct and incremental to a planned offering and were capitalized as deferred transaction costs on the Company’s consolidated balance sheets as of fiscal 2022 and subsequently expensed in fiscal 2023.
Class E Incentive Units
On February 20, 2024, the Company issued 1,434 Class E incentive units to a senior member of management, of which 717 were time-based units and 717 were performance-based units. Vested Class E Units totaled 286 and 143, as of the end of fiscal 2025 and 2024, respectively.
Class F Incentive Units
On February 20, 2024, the Company issued 1,000 Class F incentive units to a senior member of management, of which all were performance-based units. No Class F Units are considered vested as of the end of fiscal 2025 and 2024.
Voting Rights
Pursuant to Section V of the LP Agreement, the managers shall be appointed by PSP. The number of managers on the Board shall initially be eight and shall be increased or decreased as determined from time to time by the Board. Each manager shall have one vote on all matters submitted to the Board or any committee thereof of which such manager is a member. The affirmative vote (whether by proxy or otherwise) of members of the Board holding a majority of the votes of all members of the Board shall be the act of the Board. Except as otherwise provided by the Board when establishing any committee, the affirmative vote (whether by proxy or otherwise) of members of such committee holding a majority of the votes of all members of such committee shall be the act of such committee.
Distribution Rights
Pursuant to Section IV of the LP Agreement, the Board may in its discretion make distributions at any time and shall be made only in the following order and priority:

All amounts shall be distributed in cash or property to the partners holding Class A Units, Participating Class B Units, Class C Units, Class D Units, Participating Class E Units, Participating Class F Units immediately prior to such distribution (or after giving effect to any portion of such distribution) as follows:

(i)
with respect to each Class A Unit and Class C Unit and Class D Unit, an amount equal to the amount determined by dividing the grossed-up amount by the aggregate number of Class A Units, Participating Class B Units and Class C Units and Class D Units and Participating Class E Units; and

(ii)
with respect to each participating Class B Unit and Participating Class E Unit, an amount equal to the amount determined by dividing the grossed-up amount by the number of Class A Units, Participating Class B Units, Class C Units and Class D Units and Participating Class E Units minus the participation threshold with respect to such participating Class B Unit or Participating Class E Unit; and

(iii)
with respect to each Participating Class F Unit, an amount equal to the Per Unit Class F Amount

A partner holding a Class B Unit shall not have any rights, including the right to receive distributions or any consent rights available to a holder thereof (other than tax distributions), in respect of such Unit until such time as such Unit is fully vested in accordance with the terms and conditions set forth in the individual equity agreement or other agreement pursuant to which such Unit was issued but, unless the context otherwise requires, all such unvested Class B Units shall be deemed to be outstanding for all other purposes hereunder and such partner shall be subject to the obligations and restrictions applicable to the holders of the Units hereunder. During fiscal 2025, fiscal 2024, and fiscal 2023, $1,810 thousand, $133,927 thousand, and $671 thousand in distributions were made and recorded as a reduction of additional paid-in capital on the consolidated balance sheets.
Note 13 — Incentive Unit Compensation
The Company issued Class B, Class C, Class D, Class E Units and Class F Units. Refer to Note 12 — Equity for further discussion on the Company’s Incentive Units.
Incentive Units
Under the terms of the LP Agreement, the Company is permitted to grant, award, issue or sell Incentive Units to any existing or new employee, officer, director, manager, independent contractor, consultant, advisor or other service provider of the Company. The Incentive Units are defined within the LP Agreement as a unit representing a fractional part of the interest of a partner in profits, losses, and distributions and having the rights, powers and obligations specified with respect to the Class B Units in the LP Agreement. The Incentive Units are primarily comprised of Class B Units, which include both time-based units and performance-based units, Class C Units, Class D Units, Class E Units, which include both time-based units and performance-based units, and Class F Units.
Class B Units
The Class B Units effectively consist of two awards, time-based units and performance-based units. The time-based units are subject to a service condition, whereby the unit vests ratably over the requisite service period, commencing on the grant date and ending on the fifth anniversary of the closing date. The performance-based units are subject to a market condition and an implied performance condition, whereby the unit vests once a target multiple is achieved through a liquidity event or significant sale of securities. The service and market conditions are not mutually exclusive as the time-based units can fully vest without regard to achieving the market condition and implied performance condition; conversely, performance-based units can only vest upon a specified event and upon the achievement of the specified hurdle. As such, the Company has accounted for the Class B Units as two separate awards. All Class B Units shall have an initial participation threshold of $1,000.
Class C Units
On December 13, 2021, the Company issued 200 Class C Units to the chairman of the Board for his advisory services provided to the Company. The vesting of these units is not contingent on satisfaction of either a service condition or a performance condition.

Incentive unit compensation expense is based on the estimated fair value of the award at the date of grant. The fair value of each Incentive Unit was estimated using a Monte Carlo simulation pricing model, requiring the use of subjective assumptions. The following assumptions were used in the Company’s calculation:
Risk-free rate	0.08%
Expected time to liquidity	0.88 years
Expected volatility	66.04%
Expected dividend yield	0.00%
Discount for lack of marketability	13.76%
Based on the above, the time-based Class B Units and Class C Units were determined to have a fair value of $203 per unit. The performance-based Class B Units were determined to have a fair value of $110 per unit.
The following table provides information relating to the Company’s time-based Class B Units granted as of the end of fiscal 2025:
	Class B Performance- Based Units	Class B Time-Based Units	Weighted Average Exercise Price
Number outstanding at January 1, 2024	10,989	9,989	$1,000
Granted	—	—	—
Forfeited	(1,673)	(1,529)	1,000
Number outstanding at December 30, 2024	9,316	8,460	$1,000
Granted	627	627	—
Forfeited	(250)	(100)	—
Number outstanding at December 29, 2025	9,693	8,987	$1,000
Vested, December 29, 2025	—	7,133	$1,000
Incentive unit compensation expense associated with the time-based Class B Units is recognized on a straight-line basis over the requisite service period, using the grant date fair value. The Company recognized $367 thousand, $364 thousand, and $460 thousand of incentive unit compensation expense related to the time-based Class B units during fiscal 2025, 2024, and 2023, respectively. Incentive unit compensation expense is recorded as part of operating expenses within the consolidated statements of operations.
With respect to the performance-based Class B Units, the Company determined that a liquidity event would be necessary to achieve a target multiple, either through the sale of Company securities or a separate liquidity event. As compensation cost for an award with a performance condition is based on the probable outcome of that performance condition being achieved, the Company concluded that no compensation expense would be recognized until a liquidity event has occurred. The grant date fair value of these performance-based Class B Units is $110 per unit.
With respect to the Class C Units, as no market conditions exist and the vesting of these units is not contingent on satisfaction of either a service condition or a performance condition, the Company determined the units were fully vested on the grant-date.
Class D Units
On November 18, 2022, the Company issued 4,840 Class D Units to a global management consulting firm (the “Consulting Firm”) for services provided. The vesting of these units is not contingent on satisfaction of either a service condition or a performance condition and were fully vested on the grant-date. Compensation cost associated with the Class D Units is based on the estimated fair value of the award at the date of grant. The fair value of each Class D Unit was estimated using the income approach and market approach, weighted equally given the proximity of the results. The grant date fair value of the Class D Units is $2,275 per unit, resulting in total compensation cost of $11,011 thousand.
The Class D Units were issued as a one-time fee for the creation of value during the period of service. The Company determined $1,029 thousand of the total compensation cost related to services that were direct and incremental to a planned offering and were capitalized as deferred transaction costs on the Company’s consolidated balance sheets as of fiscal 2022 and subsequently expensed in fiscal 2023.
Class E Units
On February 20, 2024, the Company issued 1,434 Class E Units to a senior member of management. The Class E Units effectively consist of two awards, time-based units and performance-based units. The time-based units are subject to a service condition, whereby the unit vests ratably over the requisite service period, commencing on the grant date and ending on the fifth anniversary of the closing date. The performance-based units are subject to a market condition and an implied performance condition, whereby the unit vests once a target multiple is achieved through a liquidity event or significant sale of securities. The service and market conditions are not mutually exclusive as the time-based units can fully vest without regard to achieving the market condition and implied performance condition; conversely, performance-based units can only vest upon a specified event and upon the achievement of the specified hurdle. As such, the Company has accounted for the Class E Units as two separate awards. All Class E Units shall have an initial participation threshold of $2,407.
Risk-free rate	4.29%
Expected time to liquidity	3.0 years
Expected volatility	59.83%
Expected dividend yield	0.00%
Discount for lack of marketability	33.50%
Based on the above, the time-based and performance-based Class E Units were determined to have a grant date fair value of $915 per unit.
The following table provides information relating to the Company’s time-based Class E Units granted as of the end of fiscal 2025:
	Class E Performance- Based Units	Class E Time-Based Units	Weighted Average Exercise Price
Number outstanding at January 1, 2024	—	—	$—
Granted*	717	717	2,407
Forfeited	—	—	—
Number outstanding at December 30, 2024	717	717	$2,407
Granted	—	—	—
Forfeited	—	—	—
Number outstanding at December 29, 2025	717	717	$1,000
Vested, December 29, 2025	—	286	$2,407

*
These Units are profits interests whereby the issuance of such Units are considered legally outstanding upon the issuance, however vesting is required in accordance with the stated terms of the Plan. The participation threshold is not an exercise price but rather a floor that must be met before the vested Incentive Units can participate in earnings.

Incentive unit compensation expense associated with the time-based Class E Units is recognized on a straight-line basis over the requisite service period, using the grant date fair value. The Company recognized $139 thousand, $254 thousand, and $0 thousand of incentive unit compensation expense related to the time-based Class E units during fiscal 2025, 2024, and 2023, respectively. Incentive unit compensation expense is recorded as part of operating expenses within the consolidated statements of operations.

With respect to the performance-based Class E Units, the Company determined that a liquidity event would be necessary to achieve a target multiple, either through the sale of Company securities or a separate liquidity event. As compensation cost for an award with a performance condition is based on the probable outcome of that performance condition being achieved, the Company concluded that no compensation expense would be recognized until a liquidity event has occurred. The grant date fair value of these performance-based Class E Units is $915 per unit.
Class F Units
On February 20, 2024, the Company issued 1,000 Class F Units to a senior member of management. The performance-based units are subject to an implied performance condition, whereby the unit vests once a target multiple is achieved through a liquidity event or significant sale of securities. Performance-based units can only vest upon a specified event and upon the achievement of the specified hurdle and are subject to vesting based upon employee’s continuous service and compliance with the terms of the incentive agreement. All Class F Units shall have an initial participation threshold of $0 thousand.
Risk-free rate	4.29%
Expected time to liquidity	3.0 years
Expected volatility	59.83%
Expected dividend yield	0.00%
Discount for lack of marketability	36.00%
Based on the above, the time-based and performance-based Class F Units were determined to have a grant date fair value of $1,673 per unit.
The Company determined that a liquidity event would be necessary to achieve a target multiple, either through the sale of Company securities or a separate liquidity event. As compensation cost for an award with a performance condition is based on the probable outcome of that performance condition being achieved, the Company concluded that no compensation expense would be recognized until a liquidity event has occurred.
The aggregate unrecognized compensation expense for all profit units plans was $1,136 thousand, $858 thousand, and $1,477 thousand as of the end of fiscal 2025, 2024, and 2023, respectively. That cost is expected to be recognized over a weighted-average period of 3.26 years.
Note 14 — Transformation Agreement
On November 18, 2022, the Company executed a Transformation Agreement (the “Transformation Agreement”) with a global management consulting firm (the “Consulting Firm”). As partial consideration for the services provided, the Company agreed to pay the Consulting Firm monthly fixed fees which amounted to $11,000 thousand in total for the year ended December 26, 2022. Concurrently with the execution of the Transformation Agreement, the Company executed a Credit Agreement with the Consulting Firm (the “Consulting Credit Agreement”). Any portion of the fixed fees not yet paid as of December 26, 2022 constitute a loan advance (the “Loans”) and are subject to the terms outlined within the Consulting Credit Agreement. Interest shall accrue on the outstanding principal balance of the Loans until such Loans are paid in full at a rate per annum equal to 3-Month SOFR plus 7.5% (the “Interest Rate”) and is compounded annually.
The outstanding principal amount of the Loans, together with all accrued and unpaid interest and all other fees, amounted to $0, $0, and $12,666 thousand as of the end of fiscal 2025, 2024, and 2023, respectively, and are presented in accrued expenses on the Company’s consolidated balance sheet. The Company settled the outstanding Loans, together with all accrued and unpaid interest and all other fees in fiscal 2024.
The Company complies with the requirements of ASC 340-10-S99-1 and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 5A — Expenses of Offering. Offering costs consist principally of professional accounting fees, legal fees, and registration fees incurred through the balance sheet date that are directly attributable to the Company’s pursuit in executing an offering. The Company determined $1,052 thousand of consideration owed to the Consulting Firm relates to services that were direct and incremental to a planned equity financing transaction and were therefore capitalized as deferred transaction costs on the Company’s consolidated balance sheets as of fiscal 2022. $1,052 thousand of costs were capitalized as deferred costs for fiscal 2022, which were subsequently expensed in fiscal 2023.
The Transformation Agreement also includes a contingency, whereby the Company agreed to pay a one-time fee equal to $15,400 thousand (the “Success Fee”) in the event that a target multiple of at least 2.5x is achieved upon an exit event. There are no other expiration terms associated with the Success Fee other than the exit event. The Success Fee represents a loss contingency which can be reasonably estimated as the amount of the Success Fee is explicitly stated within the Transformation Agreement. Payment of the Success Fee is ultimately contingent upon the Company achieving a target multiple of 2.5x. Accordingly, the Company determined the contingent event cannot be considered probable given the external factors and uncertainties that could affect a future liquidity event. Therefore, the Company has not recorded an accrual for the loss contingency associated with the Success Fee.
Note 15 — Income Taxes
On October 11, 2022, the Company acquired all outstanding capital stock of Vive, which is subject to U.S. federal income tax and is subject to state income tax in certain jurisdictions. Additionally, on December 30, 2024, Suja Life LLC, a subsidiary of Suja Life Holdings, LP, formed a new subsidiary, Slice Life Holdings, LLC, that is subject to U.S. federal income tax and subject to state income tax in certain jurisdictions. The Company files income tax returns with the Internal Revenue Service and various state jurisdictions. For jurisdictions in which income tax filings are required, the Company is subject to income tax examinations by state authorities and federal tax authorities for all tax years 2015 and thereafter, due to net operating losses and other tax attributes carried forward.
The following table presents the significant components of the provision (benefit) for income taxes:
($ in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Current:
Federal	$431	$442	$—
State	868	421	84
Total current provision	$1,299	$863	$84
Deferred:
Federal	$529	$1,311	$(1,712)
State	33	(227)	(1,148)
Total deferred provision (benefit)	$562	$1,084	$(2,860)
Net income tax provision (benefit)	$1,861	$1,947	$(2,776)
The reconciliation of the tax provision (benefit) at the federal statutory rate of 21 percent to the Company’s total tax provision (benefit) from continuing operations is as follows:
($ in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Expected income tax expense (benefit) at U.S. statutory rate	$(4,497)	$(3,940)	$(5,722)
State taxes, net of federal benefit	573	284	(282)
Non-taxable US entities	5,785	5,655	4,061
Other, net	—	(52)	(833)
Provision (benefit) for income taxes	$1,861	$1,947	$(2,776)
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities are as follows:

($ in thousands)	Fiscal 2025	Fiscal 2024
Deferred tax assets:
NOL carryforward	1,616	2,918
Other, net	175	262
Total deferred tax assets	$1,791	$3,180
Valuation allowance	(2)	(52)
Total net deferred tax assets	$1,789	$3,128
Deferred tax liabilities:
Intangible assets	$(13,086)	$(13,821)
Deferred financing cost	(73)	(115)
Total deferred tax liabilities	$(13,159)	$(13,936)
Total net deferred tax assets/ (liabilities)	$(11,370)	$(10,808)
The Company recorded a net deferred tax liability in 2022 resulting from the acquisition of Vive. Under Section 382, a change in ownership can limit the acquiring company’s ability to utilize an acquired company’s net operating loss (“NOL”) carryovers and other tax attributes due to ownership change limitations that have occurred previously or that could occur in the future. In connection with completing the acquisition accounting for Vive, the Company completed a Section 382 analysis and determined that the majority of the NOLs are subject to annual limitations due to Section 382 ownership changes. There could also be additional ownership changes in the future, which may result in additional limitations in the utilization of the NOL and tax credit carryforwards.
As of the end of fiscal 2025, the Company had $3,956 thousand and $16,712 thousand of federal and state NOL carryforwards, respectively. The federal NOLs have an indefinite carryforward and state NOLs have various expiration periods beginning in 2035.
The Company has not recorded any uncertain tax positions as of the end of fiscal 2025.
Note 16 — Segment Information
The Company operates and manages its business in two operating segments which are also reportable segments:

•
Suja Core which primarily produces and distributes cold-pressed fresh juice and cold-pressed juice shots.

•
Emerging Brands which consists of recently acquired or launched brands and products that are still in the early stages of revenue scale, market development, or distribution build-out.

All revenue of the Company is derived within the United States. All long-lived assets are also located within the United States.
The Company’s chief operating decision maker (“CODM”) is its chief executive officer. The CODM uses Adjusted EBITDA to assess segment performance and allocate resources between the two operating segments. The CODM uses Adjusted EBITDA to allocate resources between personnel costs, marketing, product design, usage of production facilities, deployment of sales teams and overall strategic direction for each segment. Intersegment revenue is eliminated within the reconciliation to loss before taxes. A reconciliation of net sales by reportable segment to consolidated net sales is presented in the table below.
Fiscal 2025 (In thousands)	Suja Core	Emerging Brands	Total
Net sales from external customers	$316,847	$9,777	$326,624
Intersegment revenue	2,810	—	2,810
Total net sales	319,657	9,777	329,434
Elimination of intersegment revenue			(2,810)
Consolidated net sales			$326,624

Fiscal 2024 (In thousands)	Suja Core	Emerging Brands	Total
Net sales from external customers	$258,509	$419	$258,928
Intersegment revenue	358	—	358
Total net sales	258,867	419	259,286
Elimination of intersegment revenue			(358)
Consolidated net sales			$258,928
Fiscal 2023 (In thousands)	Suja Core	Emerging Brands	Total
Net sales from external customers	$224,409	—	$224,409
Intersegment revenue	—	—	—
Total net sales	224,409	—	224,409
Elimination of intersegment revenue			—
Consolidated net sales			$224,409
Adjusted EBITDA is a measure of the Company’s profit before the recognition of interest, depreciation, amortization, taxes and other adjustments which are described in the table below. The CODM receives information on cost of sales and marketing expense which are considered significant expenses.
The Company’s financial data by segment is presented in the tables below for fiscal 2025, 2024, and 2023, which includes a reconciliation of its measure of profit and loss back to loss before taxes. The Company does not present asset information for its segments as this information is not used to allocate resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.
Fiscal 2025 (In thousands)	Suja Core	Emerging Brands	Elimination of Intersegment Revenue and Expense	Total
Net sales from external customers	$316,847	$9,777	$—	$326,624
Intersegment revenue	2,810	—	(2,810)	—
Cost of sales (exclusive of depreciation and amortization expense)	(150,969)	(8,202)	—	(159,171)
Marketing	(33,777)	(20,884)	—	(54,661)
Other segment items(1)	(68,596)	(6,499)	2,810	(72,285)
Adjusted EBITDA	$66,315	$(25,808)	$—	$40,507
Depreciation				(5,782)
Amortization				(22,315)
Interest expense				(30,045)
Incentive unit compensation				(507)
Non-recurring costs(2)				(1,625)
Sponsor costs(3)				(1,709)
Loss before taxes				$(21,476)

Fiscal 2024 (In thousands)	Suja Core	Emerging Brands	Elimination of Intersegment Revenue and Expense	Total
Net sales from external customers	$258,509	$419	$—	$258,928
Intersegment revenue	358	—	(358)	—
Cost of sales (exclusive of depreciation and amortization expense)	(120,367)	(376)	—	(120,743)
Marketing	(34,584)	(2,255)	—	(36,839)
Other segment items(1)	(58,350)	(1,136)	358	(59,128)
Adjusted EBITDA	$45,566	$(3,348)	$—	$42,218
Depreciation				(5,306)
Amortization				(21,998)
Interest expense				(20,301)
Incentive unit compensation				(618)
Non-recurring costs(2)				(608)
Sponsor costs(3)				(7,423)
Acquisition related costs(4)				(4,783)
Loss before taxes				$(18,819)
Fiscal 2023 (In thousands)	Suja Core	Emerging Brands	Elimination of Intersegment Revenue and Expense	Total
Net sales from external customers	$224,409	—	$—	$224,409
Intersegment revenue	—	—	—	—
Cost of sales (exclusive of depreciation and amortization expense)	(114,824)	—	—	(114,824)
Marketing	(22,623)	—	—	(22,623)
Other segment items(1)	(51,946)	—	—	(51,946)
Adjusted EBITDA	$35,016	—	$—	$35,016
Depreciation				(5,083)
Amortization				(21,603)
Interest expense				(19,752)
Incentive unit compensation				(460)
Non-recurring costs(2)				(190)
Sponsor costs(3)				(1,152)
Acquisition related costs(4)				(14,022)
Loss before taxes				$(27,246)

(1)
Except for marketing expense and cost of goods sold which are identified as significant expenses, the Company’s CODM uses expense information in the aggregate when reviewing Adjusted EBITDA. Other segment items for each segment primarily includes personnel costs including sales commissions and bonuses, logistics costs to distribute the Company’s product, and other general and administrative costs.

(2)
Includes consulting fees related to one-time system improvements, transaction bonuses, CEO transition costs, and one-time transition costs incurred to transition to a new storage facility.

(3)
Includes fees paid in cash to the Company’s sponsor which will not recur subsequent to the initial public offering due to changes in how these fees will be structured as a public company.

(4)
Includes costs related to exploratory M&A activities which includes professional service fees, non-recurring compensation, and inventory write-offs relating to acquisitions.

Note 17 — Subsequent Events
The Company has evaluated subsequent events through March 20, 2026, the date the financial statements are available to be issued.
On January 13, 2026, the Company entered into a fourth amendment to the Credit Agreement (the “Fourth Amendment to Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein, providing for a $15 million delayed draw term loan commitment (the “Fourth Amendment Delayed Draw Term Loan Commitment”). There have been no draws on this term loan as of March 20, 2026.

SCHEDULE I
SUJA LIFE HOLDINGS, LP (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
($ in thousands)
	As of
	December 29, 2025	December 30, 2024
Assets
Investment in Subsidiary	$49,206	$73,720
Deferred transaction costs	2,373	—
Total assets	$51,579	$73,720
Liabilities And Partners’ Equity
Current Liabilities
Accrued expenses	$2,373	$3,871
Total current liabilities	2,373	3,871
Other liabilities	—	12,639
Total liabilities	2,373	16,510
Commitments and Contingencies
Partners’ Equity
Unlimited Class A Units authorized, no par value, 222,881 shares issued and outstanding as of December 29, 2025, December 30, 2024 and January 1, 2024	—	—
Unlimited Class B Units authorized, no par value, 18,680, 17,776 and 20,979 shares issued and outstanding as of December 29, 2025, December 30, 2024 and January 1, 2024, respectively	—	—
Unlimited Class C Units, no par value, 200 issued and outstanding as of December 29, 2025, December 30, 2024 and January 1, 2024	—	—
4,840 Class D Units, no par value and 4,840 issued and outstanding as of December 29, 2025, December 30, 2024 and January 1, 2024	—	—
Unlimited Class E Units, no par value, 1,434, 1,434 and 0 issued and outstanding as of December 29, 2025, December 30, 2024 and January 1, 2024, respectively	—	—
Unlimited Class F Units, no par value, 1,000, 10,000 and 0 issued and outstanding as of December 29, 2025, December 30, 2024 and January 1, 2024, respectively	—	—
Partners’ equity	—	—
Additional paid-in capital	161,348	146,015
Accumulated deficit	(112,142)	(88,805)
Total partners’ equity	49,206	57,210
Total liabilities and partners’ equity	$51,579	$73,720

SCHEDULE I
SUJA LIFE HOLDINGS, LP (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS
($ in thousands)
	For The Years Ended
	2025	2024	2023
General and administrative expenses	$(634)	$(3,398)	$(3,632)
Equity in net loss of subsidiary	(22,703)	(17,394)	(19,431)
Interest expense	—	26	(1,407)
Net loss	$(23,337)	$(20,766)	$(24,470)

SCHEDULE I
SUJA LIFE HOLDINGS, LP (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
($ in thousands)
	For The Years Ended
	2025	2024	2023
Operating activities
Net loss	$(23,337)	$(20,766)	$(24,470)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiary	22,703	17,394	19,431
Share-based compensation	507	618	460
Non-cash transaction costs	—	—	4,041
Change in operating assets and liabilities
Accrued expenses	—	(9,885)	11,796
Other liabilities	—	12,639	(11,258)
Net cash provided by (used in) operating activities	(127)	—	—
Investing activities
Return of capital from subsidiary	1,937	133,927	671
Net cash used in investing activities	1,937	133,927	671
Financing activities
Distributions	(1,810)	(133,927)	(671)
Net cash provided by (used in) financing activities	(1,810)	(133,927)	(671)
Change in cash and restricted cash	—	—	—
Cash and restricted cash at beginning of period	—	—	—
Cash and restricted cash at end of period	$—	$—	$—

SUJA LIFE HOLDINGS, LP (PARENT COMPANY ONLY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
1.   Background and Basis of Presentation
Background
Suja Life Holdings, L.P. (the “Company”), a Delaware limited partnership, is a holding company with no material operations of its own that conducts substantially all of its activities through its wholly owned subsidiary Suja Life, LLC (“Suja”). The Company was organized for the purpose of entering into a Merger Agreement with Suja. Suja was formed on April 30, 2012 as a privately held Delaware limited liability company for the purpose of producing and distributing cold-pressed fresh juice for wholesale and retail sales. The Company is headquartered in Oceanside, California.
On August 23, 2021, the Company completed its merger (the “Merger”) with Suja pursuant to the Agreement and Plan of Merger dated July 7, 2021 and the Amended and Restated Agreement and Plan of Merger dated August 20, 2021. Upon completion of the Merger, Suja experienced a change in control which was accounted for as a business combination in accordance with the Accounting Standards Codification 805, Business Combinations.
The Company issued 190,698 Class A Units to partially fund the Merger which included 188,698 Class A Units issued to funds controlled by Paine Schwartz Partners and 2,000 Class A Units issued to certain sellers of Suja. All issued Units were that of the partnership and therefore, no non-controlling interests was established. On November 15, 2021, the Company entered into a purchase agreement with a third party to sell 19,636 Class A Units for $19,636 thousand plus $364 thousand of transaction cost reimbursement for a total of $20,000 thousand. PSP sold 10.3% ownership of the Company and continued to maintain control of the Company with 88.5% ownership.
Upon the closing of the Company’s acquisition of Vive in fiscal 2022, Suja issued 32,183 units of Class A units to Vive share holders to partially fund the acquisition, resulting in a 14.4% ownership. PSP continued to maintain control of the Company with 75.8% ownership.
Basis of Presentation
The condensed parent company financial statements represent the financial information required by SEC Regulation S-X Rule 5-04 for Suja Life Holdings, LP. Rule 5-04 requires the inclusion of parent only financial statements if the restricted net assets of consolidated subsidiaries exceed 25% of the total consolidated net assets. The Company’s ability to pay dividends or make distributions is limited by restrictions set forth under the terms of agreements governing the indebtedness of the Company’s subsidiaries. Subject to the full terms and conditions under the agreements governing its indebtedness, the Company and its subsidiaries may be permitted to make dividends and distributions under such agreements but only to the extent that the payment is sufficient to allow each such equity owner to receive an amount at least equal to the aggregate amount of its out-of-pocket costs to any unaffiliated third parties, effectively limiting the amount of dividends or distributions allowed to be paid to equity holders. These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investment in its subsidiaries is presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to the Company’s consolidated financial statements.
2.   Summary of Significant Accounting Policies
The accompanying condensed financial statements have been prepared to present the financial position, results of operations, statement of changes in partners’ equity and cash flows of the Company on a stand-alone basis as a holding company. Investments in subsidiaries are accounted for using the equity method. The condensed parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discount payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.
Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*
Total expenses	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) with respect to directors and officers, any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) with respect to directors and officers, acts not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to directors, payments of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the DGCL, (iv) with respect to directors and officers, any transaction from which the director or officer derived or obtained an improper personal benefit, or (v) with respect to officers, any action by or in the right of the corporation. Our certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were, or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.
We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.
Item 15.   Recent Sales of Unregistered Securities.
Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
Since January 1, 2023, we have made sales of the following unregistered securities:
In connection with the Organizational Transactions described in the accompanying prospectus, we will issue         shares of Class V common stock to the LP Unitholders. The shares of Class V common stock will be issued on a one-to-one basis with the number of LP Units owned by such holders, in exchange for nominal consideration. No underwriters will be involved in the transaction.
The offer and sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipient of the above securities represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. The recipient had adequate access to information about us. The sale of these securities was made without any general solicitation or advertising.

Item 16.   Exhibits and Financial Statement Schedules.
(i)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Suja Life, Inc., as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of Suja Life, Inc. to be in effect at or prior to the completion of this offering
3.3	Bylaws of Suja Life, Inc., as currently in effect
3.4*	Form of Amended and Restated Bylaws of Suja Life, Inc. to be in effect upon the completion of this offering
4.1*	Registration Rights Agreement, dated August 23, 2021, by and among Suja Life Holdings, L.P., PSP Suja Life Holdings, L.P. and the other parties thereto
5.1*	Opinion of Kirkland & Ellis LLP
10.1*	Credit Agreement, dated August 23, 2021, with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein
10.2*	Amendment No. 1 to Credit Agreement, dated December 8, 2021, with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein
10.3*	Amendment No. 2 to Credit Agreement, dated October 11, 2022, with JPMorgan Chase Bank, N.A. as administrative agent and the lenders set forth therein
10.4*	Amendment No. 3 to Credit Agreement, dated October 31, 2024, with J.P. Morgan Chase Bank, N.A. as administrative agent and the lenders set forth therein
10.5*	Amendment No. 4 to Credit Agreement, dated January 13, 2026, with J.P. Morgan Chase Bank, N.A. as administrative agent and the lenders set forth therein
10.6*	Form of Tax Receivable Agreement
10.7*	Form of Exchange Agreement
10.8*	Form of Amended and Restated Partnership Agreement of Holdings LP
10.9*	Form of Director and Officer Indemnification Agreement
10.10*	Form of Director Nomination Agreement
10.11*	Suja Life, Inc. Omnibus Incentive Plan
10.12*	Letter Agreement, dated as of February 20, 2024, between Suja Life, LLC and Maria Stipp
10.13*	Letter Agreement, dated as of July 4, 2019, between Suja Life, LLC and Jeff Pedersen
10.14*	Letter Agreement, dated as of October 28, 2016, between Suja Life, LLC and Mike Box
10.15*	Standard Industrial/Commercial Multi-Tenant Lease, dated as of September 11, 2015, between Suja Life, LLC and FR Financial Partnership, L.P.
10.16*	Rider Agreement, dated as of September 11, 2015, between Suja Life, LLC and FR Financial Partnership, L.P.
10.17*	Second Amendment to the Standard Industrial/Commercial Multi-Tenant Lease, dated as of May 23, 2022, between Suja Life, LLC and First Industrial Financial Partnership, L.P.
21.1*	List of subsidiaries of Suja Life, Inc.
23.1*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm, as to Suja Life, Inc.
23.2*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm, as to Suja Life Holdings, L.P.
23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page)
107*	Filing Fee Table

*
Indicates to be filed by amendment.

+
Indicates a management contract or compensatory plan or agreement.

(ii)
Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oceanside, State of California, on         , 2026.
Suja Life, Inc.
By:

Name:  Maria Stipp
Title:   Chief Executive Officer
POWER OF ATTORNEY
The undersigned directors and officers of Suja Life, Inc. hereby appoint each of      and      , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Maria Stipp	Chief Executive Officer (Principal Executive Officer and Director)	, 2026
Jeff Pedersen	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026
Robert DeBorde	Director	, 2026